As filed with the Securities and Exchange Commission on June 12, 2017

Registration No. 333-217078

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4512	46-3681866
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Frontier Center One

7001 Tower Road

Denver, CO 80249

(720) 374-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Barry L. Biffle

President and Chief Executive Officer

Frontier Group Holdings, Inc.

Frontier Center One

7001 Tower Road

Denver, CO 80249

(720) 374-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Richmond, Esq. Brian D. Paulson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Howard M. Diamond General Counsel & Secretary Frontier Group Holdings, Inc. Frontier Center One 7001 Tower Road Denver, CO 80249 Telephone: (720) 374-4200	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2115

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2017.

             Shares

Frontier Group Holdings, Inc.

Common Stock

This is the initial public offering of shares of our common stock. We are offering                  shares. The selling stockholder identified in this prospectus is offering                  shares of our common stock. We will not receive any of the proceeds from the sale of any shares by the selling stockholder.

It is currently estimated that the public offering price per share will be between $         and $        . Currently, no public market exists for our shares. We have applied to have our common stock listed on the NASDAQ Global Select Market under the symbol “FRNT.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
	$	$
Public offering price
Underwriting discounts and commissions(1)
Proceeds to us (before expenses)
Proceeds to the selling stockholder

(1)	See the “Underwriting” section beginning on page 169 for additional information regarding underwriting compensation.

The selling stockholder named herein has granted the underwriters an option to purchase up to             additional shares of common stock, at the initial public offering price, less the underwriting discount, for 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder upon any such exercise.

The underwriters expect to deliver the shares to purchasers on or about                 , 2017.

Citigroup	Deutsche Bank Securities	Evercore ISI	J.P. Morgan

BofA Merrill Lynch	Barclays	Cowen and Company	Credit Suisse

Goldman Sachs & Co. LLC	Raymond James	UBS Investment Bank

                    , 2017

LOW FARES

DONE RIGHT®

Low Fares and a Dependable, Safe, On-Time and Friendly Customer Experience.

LOW FARES DONE RIGHT®

Seattle/Tacoma
Portland
Missoula
Bozeman
Bismarck
Minneapolis/St. Paul
Sioux Falls
Milwaukee
Madison
Chicago (ORD)
Detroit
Cleveland
New York (LGA)
Trenton/Princeton
Philadelphia
Salt Lake City
San Francisco
Denver
Des Moines
Cedar Rapids
Omaha
Pittsburgh
Columbus
Indianapolis
Washington Dulles
Washington, D.C. (DCA)
Colorado Springs
Kansas City
St. Louis
Cincinnati
Las Vegas
Greensboro
Nashville
Knoxville
Charlotte
Raleigh/Durham
Los Angeles
Orange County
Memphis
San Diego
Phoenix
Atlanta
Dallas/Ft. Worth (DFW)
St. Augustine/
Jacksonville Area
Austin
New Orleans
Houston (IAH)
San Antonio
Orlando
Tampa
Punta Gorda/Ft. Myers
Ft. Myers
West Palm Beach
Ft. Lauderdale
Miami
Havana
Cabo San Lucas/
Los Cabos
MEXICO
Cancun
CUBA
Puerto Vallarta
Punta Cana
DOMINICAN REPUBLIC

LEGEND

- Year-round service
- Winter seasonal service
- Summer seasonal service

Routes operated in 2016.

LOW FARES

DONE RIGHT®

LEGEND

Year-round service

Winter seasonal service

Summer seasonal service

Routes operated in 2016.

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us to which we have referred you. Neither we, the underwriters, nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and we take no responsibility for any other information that others may give you. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

Until                     , 2017 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SUMMARY

This summary highlights selected information about us and the common stock being offered by us and the selling stockholder. It may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the accompanying notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Frontier Airlines is an ultra low-cost carrier whose business strategy is focused on Low Fares Done Right®. We offer flights throughout the United States and to select international destinations in Mexico and the Caribbean. Our unique and sustainable strategy is underpinned by our low cost structure and superior ULCC brand. As of March 31, 2017, we operated a fleet of 68 narrow-body Airbus A320 family aircraft, which we expect to grow to 121, including 80 A320neo (New Engine Option) family aircraft, by the end of 2021. In the 12 months ended March 31, 2017, we served approximately 15.4 million passengers across a network of 61 airports.

In December 2013, we were acquired by an investment fund managed by Indigo Denver Management Company, LLC, or Indigo, an affiliate of Indigo Partners, LLC, or Indigo Partners, an experienced and successful global investor in ultra low-cost carriers, or ULCCs. Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry. Working with Indigo, our management team developed and implemented our unique Low Fares Done Right strategy, which significantly reduced our unit costs, introduced low fares, provided the choice of optional services, enhanced our operational performance and improved the customer experience. Through the implementation of our new operating model, we have positioned our brand as a premier ULCC in the United States and have seen a dramatic improvement to our profitability.

The implementation of Low Fares Done Right has significantly reduced our cost base over the past three years by increasing aircraft utilization, transitioning to larger aircraft, maximizing seat density, renegotiating our distribution agreements, realigning our network, replacing our reservation system, enhancing our website, boosting employee productivity and contracting with specialists to provide us with select operating and other services. As a result of these and other initiatives, we have reduced our CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.74¢ in the year ended December 31, 2016, and our Adjusted CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.43¢ in the year ended December 31, 2016, an improvement of 27% and 31%, respectively. In 2016, this was one of the U.S. industry’s lowest unit operating costs. For the three months ended March 31, 2017 and 2016, our Adjusted CASM (excluding fuel) was 5.50¢ and 5.90¢, respectively. We believe that we are well positioned to maintain our relatively low unit operating costs through on-going strategic initiatives, including continuing our cost optimization efforts and further realizing economies of scale. For a discussion and reconciliation of Adjusted CASM to CASM, please see “Glossary of Airline Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

In addition to low unit costs, a key component of our Low Fares Done Right success was establishing Frontier as a premier ULCC in the United States by attracting customers with low fares and garnering repeat business by delivering a high-quality, family-friendly customer experience with a more upscale look and feel than historically experienced on ULCCs globally.

We currently offer flexible optional services through both unbundled and bundled service options. In 2015, we introduced The Works, a hassle-free option that includes a guaranteed seat assignment, carry-on and checked baggage, ticket refundability and changes, and priority boarding, all at an attractive low price and available only on our website. In 2016, we expanded our bundled product offering with The Perks, which enables customers to book the same amenities included in The Works, excluding refundability and ticket changes, through third parties. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easy and more enjoyable for our customers. We also promote and sell products in-flight to enhance the customer experience. Our brand and product are also family-friendly, featuring popular animals on our aircraft tails, novelty cards for children and amenity packages tailored for families. We reward our repeat customers through our Early Returns frequent flyer program and also offer our Discount Den membership program, which provides subscribers with exclusive access to some of our lowest fares.

Low Fares Done Right differentiates Frontier from the historical ULCC model by providing a dependable and higher quality customer service experience than traditionally offered by such carriers. We pioneered this concept in the United States through our disciplined approach to operational reliability, modern fleet and comfortable cabin seating, including extra seat padding, and our Stretch seating option. Our focus on reliability and service allowed us to achieve a lower ratio of cancelled flights and a higher percentage of on-time arrivals as compared to Spirit Airlines (another U.S. ULCC), according to the Department of Transportation, or DOT, for the year ended December 31, 2016. This high level of operational performance resulted in a reduction in the rate of our customers’ complaints for the year ended December 31, 2016 as compared to 2015, according to DOT data. Our commitment to operational reliability is also reflected in our approach to recruiting, workforce training and employee engagement, which we believe enables us to offer a standardized and predictable travel experience. As an example of our rigorous training programs and focus on reliability, we were recently awarded the FAA’s Aviation Maintenance Technician Diamond Award of Excellence for the fourth year in a row. We believe the association of our brand with a high level of operational performance differentiates us from the other U.S. ULCCs and enables us to generate greater customer loyalty. In addition, as a result of our Low Fares Done Right strategy of distinguishing our service offering from other airlines, including other ULCC airlines, we were able to generate a unit revenue premium over Spirit Airlines, the largest ULCC in the United States, during the 12 months ended March 31, 2017.

The low unit cost, high quality of service and dependability that make Low Fares Done Right successful have enabled us to implement a network strategy that primarily targets high fare or underserved markets, where our low fares stimulate new traffic flows. In addition, we also focus on providing air transportation from medium-sized markets (population between one and 4.7 million) to a wide range of VFR (visiting friends and relatives) and leisure destinations. As of March 2017, we served 28 of the 43 medium-sized markets in the United States, including Denver. Through this network strategy, we have built our current network around flights to and from airports that complement our Denver franchise, including Orlando, Las Vegas, Philadelphia, Cincinnati, Cleveland, Atlanta, Trenton, Chicago and Phoenix. This current network reflects significant diversification and a proactive effort to reduce our concentration in Denver. We reduced the number of our flights with either an origin or destination in Denver from over 90% as of December 2013 to approximately 40% as of March 2017. The diversification of our network since the beginning of 2014 has enabled us to reduce the impact of seasonality, increase revenue, increase utilization, lower unit costs and enhance profitability in each of 2014, 2015 and 2016.

We believe that our business model, including our focus on medium-sized markets and the use of low fares to stimulate demand, positions us to benefit from significant growth opportunities in the United States. According to the DOT, there were over 500 million domestic passengers in the United States during the 12 months ended September 30, 2016. Of these passengers, over 300 million paid a fare that was at least 30% above our cost basis per passenger during the same period, for the stage length associated with such fares. As a result, we believe that there are a significant number of markets in which we could operate profitably with our low fares, and we believe our entry into such markets could drive substantial passenger volume growth in those markets. For example, according to the DOT, in the 11 markets we entered in March and April 2015, industry passenger volumes increased by an average of approximately 41% in the six months ended September 30, 2016 as compared to the same period in

2014. During the six months ended September 30, 2016, we directly increased seat capacity in such markets by an average of 11% and we were the only ULCC operating in eight of the 11 markets, with Allegiant Travel Company offering service in one of the 11 markets (both before and after such periods) and Spirit Airlines commencing operations in two of the 11 markets during 2015.

According to the DOT, the 25-year (1991 to 2016) compound annual growth rate for domestic passenger traffic in the United States was approximately 2.1%. Based on this information, we believe that over the next 25 years, low fare offerings, such as those offered by ULCCs, could stimulate growth for over 850 additional narrow body aircraft covering over 2,000 domestic and international routes we can serve with A320 family aircraft. Of these routes, we believe there is an opportunity for over 650 new routes from medium-sized markets in the United States. As an additional indication of potential domestic passenger growth in North America, Boeing’s “2016 Current Market Outlook” estimated that 2,620 new narrow body aircraft (net of retirements) would be added in North America by 2035, resulting in a total of 6,630 narrow body aircraft in operation.

The ULCC operating strategy is more mature in Europe than it is in the United States. For example, at the time Spirit Airlines adopted a ULCC model in 2007, three European ULCC airlines, EasyJet, Ryanair and Wizz Air, already had more than 4.5 times the number of aircraft in operation as did Allegiant Travel Company and Spirit Airlines. The size of the European ULCC airlines’ operations is evidence of the substantial increases in passenger volumes they have been able to drive since their adoption of ULCC operating models, which first started in the mid-1990s. In particular, over the 15-year period from 2000 to 2014, according to World Bank and public filings of other carriers, total passenger volumes in Europe had a compound annual growth rate of approximately 4%, of which approximately 80% was attributable to ULCC growth and stimulation. According to World Bank and other public filings, over the same 15-year period, ULCCs in Europe grew their market share from approximately 5% of total domestic passengers in 2000 to approximately 38% of total domestic passengers in 2014, whereas in the United States, ULCCs only had a market share of approximately 3% of total domestic passengers in 2014.

Our Competitive Strengths

Our competitive strengths include:

Our Low-Cost Structure. Our low-cost structure has allowed us to reduce our unit operating costs, measured by our Adjusted CASM (excluding fuel), from 7.89¢ for the year ending December 31, 2013 to 5.43¢ for the year ending December 31, 2016, which is among the lowest of all airlines operating in the United States and compares to an average of 9.08¢ for legacy network carriers, which include American Airlines, Delta Air Lines, United Airlines, Alaska Airlines and Hawaiian Airlines, an average of 7.85¢ for LCCs, which include JetBlue Airways and Southwest Airlines, and 5.94¢ and 5.45¢ for Allegiant Travel Company and Spirit Airlines, respectively. Our low-cost structure is driven by several factors:

•	High Aircraft Utilization. We have high aircraft utilization, which during 2016 averaged 12.6 hours per day. This compares to an average during 2016 of 10.1 hours per day for legacy network carriers, an average of 11.3 hours per day for LCCs, and 12.4 and 6.3 hours per day for Spirit Airlines and Allegiant Travel Company, respectively.

•

Modern Fleet and Attractive Order Book. We operate a modern fleet composed solely of Airbus A320 family aircraft, which are recognized as having high reliability and low operating costs. Operating a single family of aircraft provides us with several operational and cost advantages, including the ability to optimize crew scheduling and training, and maintenance. Since 2013, we have steadily reduced the number of A319 aircraft in our fleet, replacing them with larger and more cost-efficient A320ceo and A320neo aircraft (180 to 186 seats) and A321ceo aircraft (230 seats). As of March 31, 2017, the average age of our fleet was approximately six years and we have taken delivery of over 25 new aircraft since the start of 2015. In addition, we have an attractive order book of new, fuel-efficient aircraft, including, as of March 31, 2017, 75 A320neo family aircraft. As a result of our order book, we believe that the average age of our fleet will be approximately 4 years during 2019 and that once all A320neo aircraft are delivered through 2021, we will have the fastest adoption rate of A320neo aircraft (as a percentage of total fleet) among U.S. carriers.

•	Fuel Efficient Fleet. In 2015, we were named one of the industry’s most fuel-efficient airlines operating in 2014 by The International Council on Clean Transportation as a result of superior technology and operational efficiencies. Furthermore, the A320neo family aircraft that we have begun to place in service are estimated to deliver approximately 15% improved fuel efficiency compared to the prior generation of A320 aircraft.

•	High Capacity Fleet. We have increased the seat density on our A319ceo aircraft from 138 seats to 150 seats and the seat density on our prior generation of A320 aircraft from 168 seats to 180 seats during 2015. Across our entire fleet, we have grown from an average of 145 seats per aircraft in 2013 to 176 seats per aircraft in the 12 months ended March 31, 2017, a 21% growth in the average number of seats per aircraft. Our fleet features new and lightweight slim-line seats, which eliminate excess weight and reduce fuel consumption per seat. As of March 31, 2017, we had the highest seat density per A320ceo/neo and A321ceo aircraft operated by any U.S. airline.

•	Low Cost Distribution Model. For the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016 and 2015, approximately 67%, 62%, 63% and 58%, respectively, of our tickets were sold directly to customers through our direct distribution channels, including our website and mobile app, our lowest cost distribution channels, versus approximately 51% for the year ended December 31, 2014. We also reduced our distribution costs per passenger following the renegotiation of our distribution agreements.

•	Highly Productive Workforce and Specialist Providers. We have a highly productive workforce with 4,692 passengers per full-time equivalent employee for the 12 months ended March 31, 2017. Where it is efficient for us to do so, we contract with third-party specialists to provide us with select operating and other services.

Our Superior Brand. We believe establishing our brand as a premier ULCC positions us to generate greater customer loyalty, which enabled us to generate a unit revenue premium over Spirit Airlines, the largest ULCC in the United States, during the 12 months ended March 31, 2017. Our superior brand is demonstrated by our significant number of repeat customers. According to a survey we conducted in February 2017, over 85% of our passengers surveyed were repeat customers and 61% had flown with us two or more times during the previous 12 months. The key features of our brand include:

•	Significant customer value delivered through low fares with the choice of reasonably priced unbundled and bundled options, including The Works and The Perks.

•	Family-friendly elements that appeal to a large audience, such as an attentive staff, popular animals on our aircraft tails, novelty cards for children and amenity packages tailored for families.

•	A carefully designed look and feel, which is more upscale than traditional ULCCs, including our livery, our website and mobile applications, uniforms, seat design, on-board products and other graphical brand marketing components.

•	A strong online presence with a customer-friendly digital platform that includes a new passenger reservation system, improved website and our mobile app.

•	Our modern fleet with amenities such as extra seat padding, the widest economy middle seat on a narrow-body aircraft of any U.S. ULCC or LCC and our Stretch seating option, which provides a comfortable 33 inch seat pitch.

•	In the year ended December 31, 2016, we achieved a lower ratio of cancelled flights and a higher percentage of on-time arrivals as compared to Spirit Airlines (another U.S. ULCC), according to DOT.

Our Network Management. We plan our route network and airport footprint to focus on profitable existing routes and new routes where we believe our business model will stimulate demand and grow profitability. This has enabled us to reduce the seasonality of our revenue, increase revenues, improve utilization, lower unit costs and enhance profitability in each of 2014, 2015 and 2016. The key features of our network include:

•	A broad geographic footprint, which enables us to service a wide range of VFR and leisure destinations.

•	A strong presence in medium-sized markets.

•	A disciplined and methodical approach to both route selection and the removal of underperforming routes, which as of May 1, 2017, had resulted in our retention of over 78% of the new routes we started during 2016.

•	An operational platform that includes nationwide crew and maintenance bases, creating access to lower risk growth opportunities while maintaining high operational standards and enabling high utilization.

Our Talented ULCC Leadership Team. Our management team has extensive day-to-day experience operating ULCCs and other airlines.

•	Barry L. Biffle, our President and Chief Executive Officer, previously served as Chief Executive Officer of VivaColombia, Executive Vice President for Spirit Airlines and held various management roles with US Airways and American Eagle Airlines, a regional airline subsidiary of American Airlines, Inc.

•	James G. Dempsey, our Chief Financial Officer, previously served as Treasurer and Head of Investor Relations for Ryanair after serving in management roles with PricewaterhouseCoopers.

•	James E. Nides, our Chief Operating Officer, previously served as Chief Operating Officer of Volaris and has extensive prior experience at Continental Express.

•	Daniel M. Shurz, our Senior Vice President, Commercial, previously served in various roles with United Airlines and Air Canada.

Low Fares Done Right—Our Business Strategy

Our goal is to offer the most attractive option for air travel with a compelling combination of value, product and service, and, in so doing, to grow profitably and enhance our position among airlines in the United States. Through the key elements of our business strategy, we seek to achieve:

Low Unit Costs. We intend to maintain our cost advantage, including by:

•	Maintaining the high utilization levels we achieved in 2016.

•	Utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft.

•	Increasing the average size and seat capacity of the aircraft in our fleet through the continued introduction and operation of new 186-seat A320neo and 230-seat A321ceo aircraft and the retirement of additional A319 aircraft.

•	Taking a disciplined approach to our operational performance in order to reduce disruption.

A Superior ULCC Brand and High Unit Revenues. In order to enhance our brand and drive revenue growth, we intend to continue to deliver a higher-quality flight experience than historically offered by ULCCs globally and generate customer loyalty by:

•	Continuing to offer attractive low fares.

•	Expanding our marketing efforts, including through the addition of new animals for each of our new aircraft, to position our brand as a family-friendly ULCC.

•	Continuing to improve penetration of our bundling options, including The Works and The Perks.

•	Enhancing our Early Returns offering to improve reward opportunities for our branded credit card customers.

•	Providing our customers a dependable, reliable, on-time and friendly experience.

Strong Growth Driven by an Expanding and Efficient Network. We intend to continue to utilize our disciplined and methodical approach to expand our network in an efficient manner, including by:

•	Continuing to exploit overpriced and/or underserved markets across the U.S. and select international destinations in the Americas, including medium-sized markets, where a majority of our seat capacity was deployed during 2016.

•	Leveraging our diverse geographic footprint and existing crew and maintenance base infrastructure to take advantage of lower risk network growth opportunities while maintaining high operational standards.

•	Utilizing our low cost structure to offer low fares which organically drive growth through market stimulation.

•	Continuing to rebalance our network to mitigate seasonality fluctuations.

Strong Capital Structure. We intend to maintain our strong capital structure, which enables us to obtain financing for our aircraft pursuant to attractive operating leases, in order to support our growth strategies and expansion of our fleet and network. Our capital structure is comprised of:

•	Our cash and cash equivalents, of which we had a balance of $535 million as of March 31, 2017.

•	Our $150 million pre-delivery financing facility, which we recently extended to 2019 and from which we had drawn $133 million as of March 31, 2017.

•	Our $50 million pre-purchased miles facility, from which we had drawn $39 million of the amount available as of March 31, 2017.

Our Relationship with Indigo Partners

Indigo Partners, our principal stockholder, is an established and successful investor in ULCCs around the world. Indigo Partners has previously invested in several ULCC companies, including Spirit Airlines, Tigerair (formerly Tiger Airways), Volaris and Wizz Air, that completed initial public offerings following the successful implementation of a ULCC strategy under the guidance of Indigo Partners and while Indigo Partners was a significant investor.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” following this prospectus summary, that represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include:

•	the ability to operate in an exceedingly competitive industry;

•	the price and availability of aircraft fuel;

•	any restrictions on or increased taxes applicable to charges for non-ticket products and services;

•	changes in economic conditions;

•	threatened or actual terrorist attacks or security concerns;

•	factors beyond our control, including air traffic congestion, adverse weather or increased security measures;

•	our failure to implement our business strategy;

•	our ability to control our costs;

•	our ability to grow or maintain our unit revenues or maintain our non-ticket revenues;

•	any increased labor costs, union disputes and other labor-related disruptions;

•	our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;

•	our inability to maintain a high daily aircraft utilization rate;

•	any changes in governmental regulation;

•	our reputation and business being adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel or by negative publicity regarding our customer service;

•	our ability to obtain financing or access capital markets;

•	our ability to maintain our liquidity in the event one or more of our credit card processors were to impose holdback restrictions;

•	the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book;

•	our maintenance obligations;

•	aircraft-related fixed obligations that could impair our liquidity; or

•	our reliance on third-party specialists and other commercial partners to perform functions integral to our operations.

Our History

Our indirect, wholly-owned subsidiary, Frontier Airlines, Inc., or Frontier, was incorporated in 1994 to operate as an airline based in Denver, Colorado. In April 2008, Frontier filed for protection under the federal bankruptcy laws and ultimately emerged from bankruptcy in October 2009 through the acquisition of Frontier by a subsidiary of Republic Airways Holdings, Inc., or Republic. We were incorporated in September 2013 as a newly-formed corporation initially wholly-owned by an investment fund managed by Indigo to facilitate the acquisition of Frontier from Republic. That acquisition was completed on December 3, 2013.

Corporate Information

Our principal executive offices are presently located at Frontier Center One, 7001 Tower Road, Denver, Colorado 80249. In the fourth quarter of 2017, we expect to relocate our headquarters to 4545 Airport Way, Denver, Colorado 80239. Our general telephone number is (720) 374-4200 and our website address is www.FlyFrontier.com. We have not incorporated by reference into this prospectus any of the information on our website and you should not consider our website to be a part of this document. Our website address is included in this document for reference only.

Frontier Airlines®, Frontier®, the Frontier Flying F logo, Low Fares Done Right®, FlyFrontier.com®, Early Returns®, Discount Den®, StretchSM, The WorksSM and The PerksSM are trademarks of Frontier in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholder	shares.

Common stock to be outstanding after the offering	shares

Underwriters’ option to purchase additional shares	The selling stockholder may sell up to additional shares if the underwriters exercise their option to purchase additional shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and estimated expenses of this offering payable by us.

We intend to use the net proceeds to be received by us from this offering to fund the cash portion of our expected obligations under the Amended and Restated Phantom Equity Investment Agreement, dated as of December 31, 2013, or our Pilot Phantom Equity Plan, for the benefit of certain current and former pilots, who we refer to as the Participating Pilots, with the remaining net proceeds for general corporate purposes, including cash reserves, working capital, capital expenditures, including flight equipment acquisitions, sales and marketing activities and general and administrative matters. Please see “Use of Proceeds.”

An investment fund managed by Indigo is our controlling stockholder and the selling stockholder in this offering. We will not receive any of the proceeds from the sale of any shares by the selling stockholder. Please see “Principal and Selling Stockholder.”

Dividends	Immediately prior to the consummation of this offering, we intend to declare a dividend in the amount of $ per share (representing an aggregate distribution of $ million). Investors in this offering will not be entitled to participate in such dividend. We do not presently anticipate paying cash dividends after the completion of this offering.

Risk factors	Please see “Risk Factors” beginning on page 18 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Select Market symbol	“FRNT”

The number of shares of our common stock outstanding after this offering is based on 5,237,756 shares outstanding as of March 31, 2017, and excludes:

•	an aggregate of 262,856 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2017 having a weighted-average exercise price of $63.86 per share;

•	an aggregate of 699,388 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan, as amended, as of March 31, 2017, which will become available for issuance under our 2017 Equity Incentive Annual Plan after consummation of this offering;

•	an aggregate of shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

•	an aggregate of 231,000 shares of common stock reserved for issuance to the Participating Pilots pursuant to the Pilot Phantom Equity Plan (in connection with the offering contemplated hereby, 50% of the foregoing shares will be settled in cash through the establishment of a trust); see “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	a -for- split of our outstanding common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus is a part;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

•	no exercise of outstanding stock options subsequent to March 31, 2017; and

•	no exercise of the underwriters’ option to purchase up to additional shares of our common stock from the selling stockholder.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 from our audited consolidated financial statements included in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2017 and 2016 and the summary consolidated balance sheet data as of March 31, 2017 from our unaudited financial statements included in this prospectus. The unaudited summary consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals and non-recurring adjustments that have been separately disclosed) necessary to present fairly our financial position as of March 31, 2017 and the results of operations for the three months ended March 31, 2017 and 2016. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31						Three Months Ended March 31,
	2014		2015		2016		2016	2017
							(unaudited)	(unaudited)
	(in millions, except for share and per share data)
Consolidated Statements of Operations Data:
Operating revenues:
Passenger		$1,328		$1,203		$988	$219	$234
Non-ticket		265		401		726	149	196

Total operating revenues		1,593		1,604		1,714	368	430

Operating expenses:
Aircraft fuel		538		369		343	63	102
Salaries, wages and benefits		258		285		287	71	133
Station operations		162		202		228	53	53
Aircraft rent		147		171		209	50	59
Sales and marketing		87		79		72	17	19
Maintenance materials and repairs		39		50		48	14	14
Depreciation and amortization		29		54		75	18	13
Special charge		—		43		—	—	—
Other operating		105		118		135	32	39

Total operating expenses		1,365		1,371		1,397	318	432

Operating income (loss)		228		233		317	50	(2)

Other expense (income):
Interest expense		5		8		9	2	2
Capitalized interest		(1)		(3)		(6)	(1)	(1)
Interest income and other		—		—		(2)	—	(1)

Total other expense		4		5		1	1	—
Income (loss) before income taxes		224		228		316	49	(2)
Income tax expense (benefit)		84		82		116	19	(2)

Net income		$140		$146		$200	$30	$—

Earnings per share:
Basic		$26.12		$26.60		$36.76	$5.59	$(0.65)
Diluted		25.75		26.15		36.23	5.48	(0.65)
Weighted average shares outstanding:
Basic		5,203,058		5,247,477		5,236,978	5,243,374	5,236,301
Diluted		5,278,034		5,341,049		5,315,653	5,348,778	5,236,301
Unaudited Pro Forma Data(1):
Pro forma earnings per share:
Basic	$		$		$		$	$
Diluted
Pro forma weighted average shares outstanding:
Basic
Diluted

(1)	Immediately prior to the consummation of this offering, we intend to pay a dividend of $ per share (representing an aggregate distribution of $ ). Investors in this offering will not be entitled to participate in such dividend. Staff Accounting Bulletin Topic 1.B.3 requires that pro forma basic and diluted earnings per share be presented giving effect to the number of shares whose proceeds would be used to replace capital when dividends exceed current year earnings. The pro forma as adjusted earnings per share and pro forma as adjusted equivalent shares which give effect to the deemed issuance of the number of shares that would be required to generate net proceeds sufficient to make the dividend payment of $ million in the aggregate to our pre-IPO stockholders. The number of incremental shares that would be required to be issued to pay the dividend is based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and estimated offering expenses payable by us, resulting in net proceeds of $ per share. On this basis, the incremental shares were determined to be and for the three months ended March 31, 2017 and 2016, respectively, and , and for the year ended December 31, 2016, 2015 and 2014, respectively.

	Years Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in millions)
Non-GAAP financial data (unaudited):
Adjusted net income(1)	$168	$194	$236	$41	$39
EBITDA(1)	257	287	392	68	11
Adjusted EBITDA(1)	301	345	436	79	73
Adjusted EBITDAR(1)	448	509	641	128	132

(1)	Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDA are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Net income and EBITDA, including Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDAR, as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of Adjusted Net income, EBITDA, Adjusted EBITDA or Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents the reconciliation of Net income and Adjusted net income for the periods presented below.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in millions)
Net income reconciliation (unaudited):
Net income	$140	$146	$200	$30	$—
Unrealized hedging (gains) losses(a)	35	(35)	—	—	—
Lease Modification Program(b)	—	67	16	7	—
Pilot phantom equity(c)	6	43	40	10	18
Salaries, wages and benefits—severance(d)	3	—	—	—	—
Salaries, wages and benefits—flight attendant settlement(e)	—	—	—	—	43
Salaries, wages and benefits—other(f)	—	—	—	—	1

Adjusted net income before income taxes	184	221	256	47	62
Tax benefit related to underlying adjustments	(16)	(27)	(20)	(6)	(23)

Adjusted net income	$168	$194	$236	$41	$39

The following table presents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to Net income for the periods indicated below.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in millions)
EBITDA reconciliation (unaudited)
Net income	$140	$146	$200	$30	$—
Plus (minus):
Interest expense	5	8	9	2	2
Capitalized interest	(1)	(3)	(6)	(1)	(1)
Interest income and other	—	—	(2)	—	(1)
Provision for income taxes	84	82	116	19	(2)
Depreciation and amortization	29	54	75	18	13

EBITDA	$257	$287	$392	$68	$11
Unrealized hedging (gains) losses(a)	35	(35)	—	—	—
Lease Modification Program (excluding depreciation)(b)	—	50	4	1	—
Pilot phantom equity(c)	6	43	40	10	18
Salaries, wages and benefits—severance(d)	3	—	—	—	—
Salaries, wages and benefits—flight attendant settlement(e)	—	—	—	—	43
Salaries, wages and benefits—other(f)	—	—	—	—	1

Adjusted EBITDA	$301	$345	$436	$79	$73
Aircraft rent(g)	147	164	205	49	59

Adjusted EBITDAR	$448	$509	$641	$128	$132

(a)	Represents adjustments for unrealized (gains) losses on our hedging contracts for anticipated fuel purchases as a result of hedge accounting on these cash flow hedges not being achieved.
(b)	Represents (i) a special charge of $43 million in 2015, primarily relating to aircraft maintenance obligations and non-recoverable maintenance deposits associated with the early termination of leases for 10 of our A319 aircraft and (ii) accelerated depreciation of $12 million and $17 million for the years ended 2016 and 2015, respectively, and $0 million and $6 million for the three months ended March 31, 2017 and 2016, respectively, and aircraft rent of $4 million and $7 million for the years ended 2016 and 2015, respectively, and $0 million and $1 million for the three months ended March 31, 2017 and 2016, respectively, as a result of significantly shortened lease terms with respect to such aircraft.
(c)	Represents the impact of the change in value and vesting of phantom stock units pursuant to the Pilot Phantom Equity Plan. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(d)	Represents severance costs related to outsourcing of certain functions integral to our operations to third-party vendors as a part of the implementation of our new operating model.
(e)	Represents the $40 million settlement and $3 million of payroll taxes relating to the Letter of Agreement entered into with the union representing our flight attendants (AFA-CWA) on March 15, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock Based Compensation.”
(f)	Represents expenses associated with the ratification of labor agreements.
(g)	Represents aircraft rent expense included in Adjusted EBITDA. Excludes aircraft rent of $4 million and $7 million for the years ended 2016 and 2015, respectively, and $0 million and $1 million for the three months ended March 31, 2017 and 2016, respectively, included in Lease Modification Program (excluding depreciation).

The following table presents our historical balance sheet data as of March 31, 2017, and on a pro forma as adjusted basis to give effect to (i) this offering and the application of the net proceeds received by us and (ii) a dividend expected to be paid immediately prior to the consummation of this offering.

	As of March 31, 2017
	Actual	Pro forma As Adjusted(1)(2)
	(in millions)
Balance Sheet Data (unaudited):
Cash and cash equivalents	$535
Total assets	1,295
Long-term debt, including current portion	224
Stockholders’ equity	278

(1)	The unaudited adjusted pro forma consolidated balance sheet gives effect to (i) the receipt of the estimated net proceeds by us from the sale of shares of our common stock offered by us (based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds received by us, including the application of $ million to fund into a trust the expected cash portion of our obligations under the Pilot Phantom Equity Agreement in connection with the completion of this offering (based on an assumed initial public offering price of $ per share, the midpoint of the price range as set forth on the cover of this prospectus), and (ii) a dividend of $ per share (representing an aggregate distribution of $ ) expected to be paid immediately prior to the consummation of this offering. Please see “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of pro forma as adjusted cash and cash equivalents, total assets and stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of pro forma as adjusted cash and cash equivalents, assets and stockholders’ equity by approximately $ million (based on an assumed initial public offering price of $ per share, the midpoint of the price range as set forth on the cover of this prospectus). The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

OPERATING STATISTICS

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
Operating Statistics (unaudited)(a)
Available seat miles (ASMs) (millions)	12,332	15,229	18,366	4,034	4,882
Departures	92,184	97,222	99,369	22,248	23,647
Average stage length (statute miles)	897	1,002	1,060	1,074	1,124
Block hours	222,982	259,261	279,347	63,136	69,857
Average aircraft in service	54	56	61	59	65
Aircraft in service—end of period	54	61	66	59	68
Average daily aircraft utilization (hours)	11.4	12.6	12.6	11.8	11.9
Passengers (thousands)	12,203	13,184	14,937	3,263	3,711
Average seats per departure	147	154	173	167	182
Revenue passenger miles (RPMs) (millions)	11,152	13,400	16,015	3,534	4,201
Load factor (%)	90.4%	88.0%	87.2%	87.6%	86.0%
Passenger revenue per available seat mile (PRASM) (¢)	10.77	7.90	5.38	5.44	4.78
Non-ticket revenue per available seat mile (¢)	2.15	2.63	3.95	3.69	4.03
Total revenue per available seat mile (RASM) (¢)	12.92	10.53	9.33	9.13	8.81
Cost per available seat mile (CASM) (¢)	11.07	9.01	7.61	7.89	8.86
CASM (excluding fuel) (¢)	6.71	6.58	5.74	6.32	6.78
Adjusted CASM (¢)	10.71	8.51	7.30	7.47	7.58
Adjusted CASM (excluding fuel) (¢)(b)	6.63	5.86	5.43	5.90	5.50
Fuel cost per gallon ($’s)	3.26	1.90	1.59	1.32	1.88
Fuel gallons consumed (thousands)	164,845	194,846	215,830	47,812	54,187
Employees (FTE)	3,653	2,981	3,163	3,008	3,473

(a)	See “Glossary of Airline Terms” for definitions of terms used in this table.
(b)	For a reconciliation of Adjusted CASM to CASM, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms used in this prospectus:

“Adjusted CASM” means operating expenses, excluding special items, divided by ASMs. For a discussion of such special items and a reconciliation of Adjusted CASM to CASM, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

“Adjusted CASM (excluding fuel)” means operating expenses less aircraft fuel expense and excluding special items, divided by ASMs. For a discussion of such special items and a reconciliation of Adjusted CASM to CASM, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

“Air traffic liability” or “ATL” means the value of tickets sold in advance of travel.

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average aircraft” means the average number of aircraft used in flight operations, as calculated on a daily basis.

“Average daily aircraft utilization” means block hours divided by number of days in the period divided by average aircraft.

“Average stage length” means the average number of statute miles flown per flight segment.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“CASM” or “unit costs” means operating expenses divided by ASMs.

“CBA” means a collective bargaining agreement.

“DOT” means the United States Department of Transportation.

“EPA” means the United States Environmental Protection Agency.

“FAA” means the United States Federal Aviation Administration.

“FTE” means full-time equivalent employee.

“GDS” means a Global Distribution System such as Amadeus, Sabre and Travelport, used by travel agencies and corporations to purchase tickets on participating airlines.

“Load factor” means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs).

“NMB” means the National Mediation Board.

“Non-ticket revenue” consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection fees, itinerary service fees, booking fees and on-board sales.

“Operating revenue per ASM,” “RASM” or “unit revenue” means total operating revenue divided by ASMs.

“Passengers” means the total number of passengers flown on all flight segments.

“Passenger revenue” consists of base fares for air travel, including miles redeemed under our frequent flyer program, unused and expired passenger credits, other redeemed or expired travel credits and revenue derived from charter flights.

“PDP” means pre-delivery deposit payments, which are payments required by aircraft manufacturers in advance of delivery of the aircraft.

“PRASM” means passenger revenue divided by ASMs.

“RASM” means total revenue divided by ASMs.

“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.

“RLA” means the United States Railway Labor Act.

“Stage-length adjustment” refers to an adjustment that can be utilized to compare CASM and RASM across airlines with varying stage lengths. All other things being equal, the same airline will have lower CASM and RASM as stage length increases since fixed and departure related costs are spread over increasingly longer average flight lengths. Therefore, as one method to facilitate comparison of these quantities across airlines (or even across the same airline for two different periods if the airline’s average stage length has changed significantly), it is common in the airline industry to settle on a common assumed stage length and then to adjust CASM and RASM appropriately. Stage-length adjusted comparisons are achieved by multiplying base CASM or RASM by a quotient, the numerator of which is the square root of the carrier’s stage length and the denominator of which is the square root of the common stage length. Stage-length adjustment techniques require judgment and different observers may use different techniques. For stage-length adjusted CASM and RASM comparisons in this prospectus, the stage length being utilized is the aircraft stage length.

“TSA” means the United States Transportation Security Administration.

“ULCC” means ultra low-cost carrier.

“VFR” means visiting friends and relatives.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of these risks should occur, our business, results of operations, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

The airline industry is exceedingly competitive, and we compete against legacy network airlines, low-cost carriers and other ultra low-cost carriers; if we are not able to compete successfully in our markets, our business will be materially adversely affected.

We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with legacy network airlines, low-cost carriers, or LCCs, and other ultra low-cost carriers, or ULCCs, for airline passengers traveling on the routes we serve, particularly customers traveling in economy or similar classes of service. Competition on most of the routes we presently serve is intense, due to the large number of carriers in those markets. Furthermore, other airlines may begin service or increase existing service on routes where we currently face no or little competition. In almost all instances, our competitors are larger than us and possess significantly greater financial and other resources than us.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase revenue per available seat mile. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services such as baggage and advance seat selection which previously were offered as a component of base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve.

In addition, airlines increase or decrease capacity in markets based on perceived profitability. If our competitors increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route that we serve, it could have a material adverse impact on our business. For instance, Southwest Airlines and United Airlines have recently announced that they are adding capacity in Denver in 2017. If a legacy network airline were to successfully develop a low-cost product or if we were to experience increased competition from LCCs or other ULCCs, our business could be materially adversely affected. Regardless of cost structure, the domestic airline industry has often been the source of fare wars undertaken to grow market share or for other reasons, including, for example, actions by American Airlines in 2015 to match fares offered in many of its markets by ULCC carriers with resulting material adverse effects on the revenues of the airlines involved. Additionally, each of American Airlines, Delta Air Lines and United Airlines has begun to offer a so-called “basic economy” offering with reduced amenities designed specifically to compete against ULCC carriers which, if successfully implemented, could present a significant form of competition for us.

Our growth and the success of our ULCC business model could stimulate competition in our markets through our competitors’ development of their own ULCC strategies or new market entrants. For example, certain legacy network airlines have recently begun further segmenting the cabins of their aircraft in order to enable them to offer a new tier of reduced base fares designed to be competitive with those offered by us and other ULCCs. A competitor adopting a ULCC strategy may have greater financial resources and access to lower cost sources of capital than we do, which could enable them to operate their business with a lower cost structure than we can. If these competitors adopt and successfully execute a ULCC business model, our business could be materially adversely affected.

There has been significant consolidation within the airline industry, including, for example, the combinations of American Airlines and US Airways, Delta Air Lines and Northwest Airlines, United Airlines and Continental Airlines, Southwest Airlines and AirTran Airways, and Alaska Airlines and Virgin America. In the future, there may be additional consolidation in our industry. Business combinations could significantly alter industry conditions and competition within the airline industry and could permit our competitors to reduce their fares.

The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or revenues related to non-ticket services required to sustain profitable operations in new and existing markets and could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of the markets we serve, which could have a material adverse effect on our business, results of operations and financial condition.

Our business has been and in the future may be materially adversely affected by the price and availability of aircraft fuel. Unexpected pricing of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition.

The cost of aircraft fuel is highly volatile and in recent years has been our largest individual operating expense, accounting for 24%, 20%, 25%, 27% and 39% of our operating expenses for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, respectively. High fuel prices or increases in fuel costs (or in the price of crude oil) could have a material adverse effect on our business, results of operations and financial condition. Since August 2014, the price of aircraft fuel has fallen substantially, which has benefited us by lowering our expenses. However, because fuel prices are highly volatile, the price of jet fuel may increase significantly at any time. In addition, prolonged low fuel prices could limit our ability to differentiate our product and low fares from those of the legacy network airlines and LCCs, as prolonged low fuel prices could enable such carriers to, among other things, substantially decrease their costs, fly longer stages or utilize older aircraft. Furthermore, prolonged low fuel prices could also reduce the benefit we expect to receive from the new-technology, more fuel efficient A320neo aircraft we have on order and have begun placing into service. See also “Risks Related to Our Business—We may be subject to competitive risks due to the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book.”

Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events, natural disasters, terrorism, wars, political disruption or instability involving oil-producing countries, changes in governmental or cartel policy concerning crude oil or aircraft fuel production, labor strikes or other events affecting refinery production, transportation, taxes or marketing, environmental concerns, market manipulation, price speculation and other unpredictable events may drive actual or perceived fuel supply shortages. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular could result in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to increase ticket prices sufficiently to cover increased fuel costs, particularly when fuel prices rise quickly. We sell a significant number of tickets to passengers well in advance of travel, and, as a result, fares sold for future travel may not reflect increased fuel costs. In addition, our ability to increase ticket prices to offset an increase in fuel costs is limited by the competitive nature of the airline industry and the price sensitivity associated with air travel, particularly leisure travel, and any increases in fares may reduce the general demand for air travel.

As of March 31, 2017, we had hedges in place for approximately 71% of our projected fuel requirements for the remainder of 2017 and approximately 31% of our projected fuel requirements for 2018, with all of our then existing call options expected to be exercised or expire by the end of 2018. As of that date, our hedges consisted solely of out-of-the-money call options, although we have in the past and may in the future use other instruments such as options and collar contracts on jet fuel or highly correlated commodities, and fixed forward price contracts, or FFPs, which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods. We cannot assure you our fuel hedging program will be effective or that we will maintain a fuel hedging program. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform. In the future, our fuel hedge contracts could also contain margin funding requirements that could require us to post collateral to counterparties in the event of a significant drop in fuel prices. Additionally, our ability to realize the benefit of declining fuel prices will be delayed by the impact of any fuel hedges in place, and we may record significant losses on fuel hedges during periods of declining prices. A failure of our fuel hedging strategy, significant margin funding requirements, overpaying for fuel through the use of hedging arrangements or our failure to maintain a fuel hedging program could prevent us from adequately mitigating the risk of fuel price increases and could have a material adverse effect on our business, results of operations and financial condition.

Restrictions on or increased taxes applicable to charges for non-ticket products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.

For the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, we generated non-ticket revenues of $196 million, $149 million, $726 million, $401 million and $265 million, respectively. Our non-ticket revenue consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection fees, itinerary service fees, booking fees and on-board sales. The Department of Transportation, or DOT, has rules governing many facets of the airline-consumer relationship, including, for instance, handling of consumer complaints, price advertising, tarmac delays, oversales and denied boarding process/compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage, and the transportation of passengers with disabilities. The DOT periodically audits airlines to determine whether such airlines have violated any of the DOT rules. The DOT has conducted audits of our business and routine post-audit investigations of our business are ongoing. If the DOT determines that we are not, or have not been, in compliance with these rules or if we are unable to remain compliant, the DOT may subject us to fines or other enforcement action. The DOT may also impose additional consumer protection requirements, including adding requirements to modify our websites and computer reservations system, which could have a material adverse effect on our business, results of operations and financial condition. The U.S. Congress and the DOT have investigated the increasingly common airline industry practice of unbundling the pricing of certain products and ancillary services, a practice that is a core component of our business strategy. If new laws or regulations are adopted that make unbundling of airline products and services impermissible, or more cumbersome or expensive, or if new taxes are imposed on non-ticket revenues, our business, results of operations and financial condition could be harmed. Congressional, Federal agency and other government scrutiny may also change industry practice or the public’s willingness to pay for non-ticket ancillary services. See also “—We are subject to extensive and increasing regulation by the Federal Aviation Administration, the Department of Transportation, Transportation Security Administration and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business and financial results.”

The demand for airline services is highly sensitive to changes in economic conditions, and another recession or similar economic downturn in the United States would weaken demand for our services and have a material adverse effect on our business, results of operations and financial condition, particularly since a substantial portion of our customers travel for leisure or other non-essential purposes.

The demand for travel services is affected by U.S. and global economic conditions. Unfavorable economic conditions have historically reduced airline travel spending. For most passengers visiting friends and relatives, or VFRs, and cost-conscious leisure travelers, travel is a discretionary expense, and though we believe ULCCs are best suited to attract travelers during periods of unfavorable economic conditions as a result of such carriers’ low base fares, travelers have often elected to replace air travel at such times with car travel or other forms of ground transportation or have opted not to travel at all. Likewise, during periods of unfavorable economic conditions businesses have deferred air travel or forgone it altogether. Travelers have also reduced spending by purchasing fewer non-ticket services, which can result in a decrease in average revenue per seat. Because airlines typically have relatively high fixed costs as a percentage of total costs, much of which cannot be mitigated during periods of lower demand for air travel, the airline business is particularly sensitive to changes in U.S. economic conditions. A reduction in the demand for air travel due to unfavorable economic conditions also limits our ability to raise fares to counteract increased fuel, labor and other costs. If U.S. or global economic conditions are unfavorable or uncertain for an extended period of time, it would have a material adverse effect on our business, results of operations and financial condition.

We face competition from air travel substitutes.

In addition to airline competition from legacy network airlines, LCCs and other ULCCs, we also face competition from air travel substitutes. On our domestic routes, particularly those with shorter stage lengths, we face competition from some other transportation alternatives, such as bus, train or automobile. In addition, technology advancements may limit the demand for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower-cost substitutes for air travel. If we are unable to stimulate demand for air travel with our low base fares or if we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

Threatened or actual terrorist attacks or security concerns involving airlines could have a material adverse effect on our business, results of operations and financial condition.

Past terrorist attacks or attempted attacks, particularly those against airlines, have caused substantial revenue losses and increased security costs, and any actual or threatened terrorist attack or security breach, even if not directly against an airline, could have a material adverse effect on our business, results of operations and financial condition. For instance, enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines, which we may not be able to pass on to consumers in the form of higher prices. Terrorist attacks made directly on a domestic airline, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats), would have a negative impact on the airline industry and have a material adverse effect on our business, results of operations and financial condition.

Airlines are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel related taxes or the outbreak of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.

Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, increased security measures, new travel-related taxes and fees, adverse weather conditions, natural disasters and the outbreak of disease. Factors that cause flight delays frustrate passengers and increase costs and decrease revenues, which in turn could adversely affect profitability. The federal government singularly controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. In addition, there are currently proposals before Congress that could potentially lead to the privatization of the United States’ air traffic control system, which could adversely affect our business. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA would result in changes to aircraft routings and flight paths that could lead to increased noise complaints and lawsuits, resulting in increased costs. There are additional proposals before Congress that would treat a wide range of consumer protection issues, including, among other things, proposals to regulate seat size, which could increase the costs of doing business.

Adverse weather conditions and natural disasters, such as hurricanes, winter snowstorms or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other, larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers. Because of our high utilization, point-to-point network, operational disruptions can have a disproportionate impact on our ability to recover. In addition, many airlines reaccommodate their disrupted passengers on other airlines at prearranged rates under flight interruption manifest agreements. We have been unsuccessful in procuring any of these agreements with our peers, which makes our recovery from disruption more challenging than for larger airlines that have these agreements in place. Similarly, outbreaks of pandemic or contagious diseases, such as ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, pertussis (whooping cough) and zika virus, could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Increased travel taxes, such as those provided in the Travel Promotion Act, enacted in March 2010, which charges visitors from certain countries a $10 fee every two years to travel into the United States to subsidize certain travel promotion efforts, could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect us.

Some of our target growth markets include countries with less developed economies, legal systems, financial markets and business and political environments are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.

We emphasize compliance with all applicable laws and regulations and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party specialists and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party specialists or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our employees, third-party specialists or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs which in turn may materially adversely affect our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our business, results of operations and financial condition.

If any of our aircraft were to be involved in a significant accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to material liability or loss. If we are unable to obtain sufficient insurance (including aviation hull and liability insurance and property and business interruption coverage) to cover such liabilities or losses, whether due to insurance market conditions or otherwise, our business could be materially adversely affected.

We currently obtain third-party war risk (terrorism) insurance as part of our commercial aviation hull and liability policy and additional third-party war risk (terrorism) insurance through a separate policy with a different private insurance company. Our current war risk insurance from commercial underwriters excludes nuclear, radiological and certain other events. If we are unable to obtain adequate third-party war risk (terrorism) insurance or if an event not covered by the insurance we maintain were to take place, our business could be materially adversely affected.

Risks Related to Our Business

If we fail to implement our business strategy successfully, our business will be materially adversely affected.

Our growth strategy includes significantly expanding our fleet, increasing the frequency of flights and size of aircraft used in markets we currently serve, and expanding the number of markets we serve. We select target markets and routes where we believe we can achieve profitability within a reasonable timeframe, and we only continue operating on routes where we believe we can achieve and maintain our desired level of profitability. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. We face numerous challenges in implementing our growth strategy, including our ability to:

•	sustain our relatively low unit operating costs, continue to realize attractive revenue performance and maintain profitability;

•	maintain a high level of aircraft utilization; and

•	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy.

In addition, in order to successfully implement our growth strategy, which includes the planned growth of our fleet from 68 aircraft as of March 31, 2017 to a fleet of 121 by the end of 2021, we will require access to a large number of gates and other services at airports we currently serve or may seek to serve. We believe there are currently significant restraints on gates and related ground facilities at many of the most heavily utilized airports in the United States, in addition to the fact that three major domestic airports (JFK and LaGuardia in New York and Reagan National in Washington, D.C.) require government-controlled take-off or landing “slots” to operate at those airports. As a result, if we are unable to obtain access to a sufficient number of slots, gates or related ground facilities at desirable airports to accommodate our growing fleet, we may be unable to compete in desirable markets, our aircraft utilization rate could decrease, and we could suffer a material adverse effect on our business, results of operations and financial condition.

Our growth is also dependent upon our ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities as we induct new aircraft and continue to execute our growth plan. In addition, we’ll require additional third-party personnel for services we do not undertake ourselves. An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate our expanded facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. Furthermore, expansion to new markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the existing risks upon entering certain new markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

Some of our target growth markets outside of the United States include countries with less developed economies that may be vulnerable to unstable economic and political conditions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us and the resulting instability may adversely affect our ability to implement our growth strategy.

Our low cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low cost structure is one of our primary competitive advantages. However, we have limited control over some of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, the acquisition and cost of aircraft, airport and related infrastructure costs, taxes, the cost of meeting changing regulatory requirements and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a significant portion of our employees are established by the terms of collective bargaining agreements, substantially all of which are currently open and are being negotiated. See “— Increased labor costs, union disputes, employee strikes and other labor-related disruption, including in connection with our current negotiations with the unions representing our pilots, flight attendants, maintenance controllers and aircraft appearance agents, may adversely affect our business, results of operations and financial condition.” We cannot guarantee we will be able to maintain our relatively low costs. If our cost structure increases and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to grow or maintain our unit revenues or maintain our non-ticket revenues.

A key component of our Low Fares Done Right strategy was establishing Frontier as a premier ULCC in the United States by attracting customers with low fares and garnering repeat business by delivering a high-quality, family-friendly customer experience with a more upscale look and feel than traditionally experienced on ULCCs in the United States. We intend to continue to differentiate our brand and product in order to expand our loyal customer base and grow or maintain our unit revenues and maintain our non-ticket revenues. Differentiating our brand and product has required and will continue to require significant investment, and we cannot assure you that the initiatives we have implemented will continue to be successful or that the initiatives we intend to implement will be successful. If we are unable to maintain or further differentiate our brand and product from the other U.S. ULCCs, our market share could decline, which could have a material adverse effect on our business, results of operations and financial condition. We may also not be successful in leveraging our brand and product to stimulate new demand with low base fares or gain market share from the legacy airlines.

In addition, our business strategy includes maintaining our portfolio of desirable, value-oriented, non-ticket products and services. However, we cannot assure you that passengers will continue to perceive value in the non-ticket products and services we currently offer and regulatory initiatives could adversely affect non-ticket revenue opportunities. Failure to maintain our non-ticket revenues would have a material adverse effect on our business, results of operations and financial condition. Furthermore, if we are unable to maintain our non-ticket revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel.

Increased labor costs, union disputes, employee strikes and other labor-related disruption, may adversely affect our business, results of operations and financial condition.

Our business is labor intensive, with labor costs representing approximately 31%, 22%, 21%, 21% and 19% of our total operating costs for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, respectively. As of March 31, 2017, approximately 85% of our workforce was represented by labor unions and our labor agreements with our pilots, flight attendants, maintenance controllers and aircraft appearance agents are currently under negotiation with the unions representing such employees. We cannot assure you that our labor costs going forward will remain competitive or that any new agreements into which we enter will not have terms with higher labor costs or that the negotiations of such labor agreements will not result in any work stoppages. In addition, one or more of our competitors may significantly reduce their labor costs, thereby providing them with a competitive advantage over us. Furthermore, our labor costs may increase in connection with our growth. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

Each of our collective bargaining agreements with our pilots, flight attendants, maintenance controllers and aircraft appearance agents are currently amendable and we are in negotiations with the union representing each group. We entered into NMB mediation with the union representing our pilots on September 30, 2016 and the mediation is ongoing. See also “Business—Employees.” The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. In addition, if we are unable to reach agreement with any of our unionized work groups in current or future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions, stoppages or shortages. Any such action or other labor dispute with unionized employees could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies. As a result, our business, results of operations and financial condition may be materially adversely affected based on the outcome of our negotiations with the unions representing our employees.

Our inability to expand or operate reliably or efficiently out of airports where we maintain a large presence could have a material adverse effect on our business, results of operations and financial condition and brand.

We are highly dependent on markets served from airports where we maintain a large presence, including our operations in Denver as well as our operations in Orlando, Las Vegas, Chicago, Atlanta and Philadelphia. Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at these and other airports, including, but not limited to:

•	increases in airport rates and charges;

•	limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;

•	termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;

•	increases in airport capacity that could facilitate increased competition;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact customer service standards, including security standards; and

•	the adoption of more restrictive locally-imposed noise regulations or curfews.

Our existing lease at Denver International Airport terminates in December 2018. We cannot assure you that renewal of the lease will occur on acceptable terms or at all, or that the new lease will not include additional or increased fees. In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

Negative publicity regarding our customer service could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes the differentiation of our brand and product from the other U.S. airlines, including other ULCCs, in order to increase customer loyalty and drive future ticket sales. We intend to accomplish this by continuing to offer passengers dependable customer service. However, in the past, we have experienced a relatively high number of customer complaints related to, among other things, our customer service and reservations and ticketing systems. In particular, we have generally experienced a higher volume of complaints when we implemented changes to our unbundling policies, such as charging for baggage. These complaints, together with reports of lost baggage, delayed and cancelled flights, and other service issues, are reported to the public by the Department of Transportation. In addition, we could become subject to complaints about our booking practices. If we do not meet our customers’ expectations with respect to reliability and service, our brand and product could be negatively impacted, which could result in customers deciding not to fly with us and adversely affect our business and reputation.

We rely on maintaining a high daily aircraft utilization rate to implement our low cost structure, which makes us especially vulnerable to flight delays, flight cancellations or aircraft unavailability.

We maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 11.9 hours, 11.8 hours, 12.6 hours, 12.6 hours and 11.4 hours for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, respectively. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Part of our business strategy is to maximize revenue per aircraft through high daily aircraft utilization, which is achieved in part by quick turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems or outages, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. A significant portion of our operations are concentrated in markets such as Denver, the Northeast and northern Midwest regions of the United States, which are particularly vulnerable to weather, airport traffic constraints and other delays, particularly in the winter months. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance may materially reduce our average fleet utilization and require that we reaccommodate passengers or seek short-term substitute capacity at increased costs. Due to the relatively small size of our fleet, our point-to-point network and high daily aircraft utilization rate, the unexpected unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations and financial condition.

It has only been a limited period since our current business and operating strategy has been implemented.

Following our acquisition by an investment fund managed by Indigo Denver Management Company, LLC, or Indigo, an affiliate of Indigo Partners, LLC, or Indigo Partners, in 2013 and the implementation of our current business and operating strategy in 2014, we recorded net income of $0 million, $30 million, $200 million, $146 million and $140 million for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, respectively, which are higher levels of net income than we had previously achieved. For the year ended December 31, 2013, during which our predecessor owned Frontier for the first 11 months of the year, we recorded net income of $12 million during the successor period and a loss of $1 million during the predecessor period. While we recorded an annual profit for the years ended December 31, 2016, 2015 and 2014, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or an annual basis. In turn, this may cause the trading price of our common stock to decline and may materially adversely affect our business.

We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party specialists or airport facilities at which we operate) on our operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.

Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

In addition, the International Civil Aviation Organization, or ICAO, and jurisdictions around the world have adopted noise regulations that require all aircraft to comply with noise level standards, and governmental authorities in several U.S. and foreign cities are considering or have already implemented aircraft noise reduction programs, including the imposition of overnight curfews and limitations on daytime take-offs and landings. Compliance with existing and future environmental laws and regulations, including emissions limitations and more restrictive or widespread noise regulations, that may be applicable to us could require significant expenditures, increase our cost base and have a material adverse effect on our business, results of operations and financial condition, and violations thereof can lead to significant fines and penalties, among other sanctions.

We generally participate with other airlines in fuel consortia and fuel committees at our airports, which agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs) incurred by such fuel consortia could also have an adverse impact on our business, results of operations and financial condition.

We are subject to risks associated with climate change, including increased regulation to reduce emissions of greenhouse gases.

Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, in June 2015, the EPA announced a proposed endangerment finding that aircraft engine green house gas, or GHG, emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare. If the EPA makes a final, positive endangerment finding, the EPA is obligated under the Clean Air Act to set GHG emissions standards for aircraft. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs. On March 6, 2017, ICAO adopted new carbon dioxide certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards.

In the event that such legislation or regulation is enacted in the United States or in the event similar legislation or regulation is enacted in jurisdictions where we operate or where we may operate in the future, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel.

We are exposed to potential significant losses and adverse publicity in the event that any of our aircraft or personnel is involved in an emergency, accident, terrorist incident or other similar public incident, which could expose us to significant reputational harm and potential legal liability. In addition, we could face significant costs related to repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. We cannot assure you that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. In addition, any future emergency, accident or similar incident involving our aircraft or personnel, even if fully covered by insurance or even if it does not involve our airline, may create an adverse public perception about our airline or that the equipment we fly is less safe or reliable than other transportation alternatives, or, in the case of our aircraft, could cause us to perform time-consuming and costly inspections on our aircraft or engines, any of which could have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent upon our cash balances and operating cash flows.

As of March 31, 2017, our principal sources of liquidity were cash and cash equivalents of $535 million. In addition, we had restricted cash of $6 million as of March 31, 2017. Restricted cash includes certificates of deposit that secure letters of credit issued for particular airport authorities as required in certain lease agreements. Furthermore, as of March 31, 2017, we had access to a $50 million pre-purchased miles facility from which we had drawn $39 million of the amount available as of such date and we also had access to a $150 million facility to finance a portion of certain pre-delivery payments, or PDPs, from which we had drawn $133 million as of such date. The dollar amount available under the pre-purchased miles facility is based on the aggregate amount of fees payable by Barclays Bank to us for pre-purchased miles on a calendar year basis, up to an aggregate maximum amount of $50 million. These facilities are not adequate to finance our operations, and thus we will continue to be dependent on our operating cash flows and cash balances to fund our operations, provide capital reserves and to make scheduled payments on our aircraft-related fixed obligations, including substantial PDPs, on the aircraft we have on order. As of March 31, 2017, we were not subject to any credit card holdbacks, although if we fail to maintain certain liquidity and other financial covenants, our credit card processors have the right to hold back credit card remittances to cover our obligations to them, which would result in a reduction of unrestricted cash that could be material. In addition, while we recently have been able to arrange aircraft lease financing that does not require that we maintain a maintenance reserve account, we are required by some of our aircraft lessors, and could in the future be required, to fund reserves in cash in advance for scheduled maintenance to act as collateral for the benefit of lessors. In those circumstances a portion of our cash is therefore unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. Based on the age of our fleet and our growth strategy, we expect these maintenance deposits to decrease as we enter into operating leases for newly-acquired aircraft that do not require reserves. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not obtain a line of credit, other borrowing facility or equity financing, we could default on our operating lease and fixed obligations. Our inability to meet our obligations as they become due would have a material adverse effect on our business, results of operations and financial condition.

Our ability to obtain financing or access capital markets may be limited.

We have significant obligations to purchase aircraft and spare engines that we have on order from Airbus and CFM International, an affiliate of General Electric Company, and our current strategy is to rely on lessors to provide financing for our aircraft acquisition needs. As of March 31, 2017, we had an obligation to acquire 78 aircraft, including 75 A320neo family aircraft and three A321ceo aircraft by 2021, the first 45 of which we intend to finance with operating leases, including seven which are currently subject to committed operating leases and 38 which are subject to non-binding letters of intent. We intend to evaluate financing options for the remaining 33 aircraft. There are a number of factors that may affect our ability to raise financing or access the capital markets in the future, including our liquidity and credit status, our operating cash flows, market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy or otherwise constrain our growth and operations.

Our liquidity would be adversely impacted, potentially materially, in the event one or more of our credit card processors were to impose holdback restrictions for payments due to us from credit card transactions.

We currently have agreements with organizations that process credit card transactions arising from purchases of air travel tickets by our customers. Credit card processors may have financial risk associated with tickets purchased for travel which can occur several weeks after the purchase. As of March 31, 2017, we were not subject to any credit card holdbacks under our credit card processing agreements, although if we fail to meet certain liquidity and other financial covenants, our credit card processors have the right to hold back credit card remittances to cover our obligations to them. If our credit card processors were to impose holdback restrictions on us, the negative impact on our liquidity could be significant which could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to competitive risks due to the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book.

At present, we have existing aircraft commitments through 2021, the substantial majority of which are for Airbus’ A320neo family aircraft equipped with the Leap engine manufactured by CFM International, an affiliate of General Electric Company. The A320neo includes next generation engine technology as well as aerodynamic refinements, large curved winglets, weight savings, a new aircraft cabin with larger hand luggage spaces and an improved air purification system. While the A320neo represents the latest step in the modernization of the A320 family of aircraft, the aircraft only entered commercial service in January 2016 and we are one of the first airlines to utilize the A320neo and Leap engine. As a result, we are subject to those risks commonly associated with the initial introduction of a new aircraft type including with respect to the A320neo’s actual, sustained fuel efficiency and other projected cost savings, which may not be realized, as well as the reliability and maintenance costs associated with a new aircraft and engine. If we are unable to realize the potential competitive advantages we expect to achieve through the implementation of the A320neo aircraft into our fleet, our business, results of operations and financial condition could be materially adversely affected. While we have the option to convert the A319neo aircraft in our order book to A320neo aircraft, we have not yet exercised this option. If we are unable to convert these A319neos to A320neos on acceptable terms or at all, our business could be adversely affected if the A319neo, none of which has yet been delivered, proves to be an undesirable configuration. Furthermore, as technological evolution occurs in our industry, through the use of composites and other innovations, we may be competitively disadvantaged because we have existing extensive fleet commitments that would prohibit us from adopting new technologies on an expedited basis.

Our maintenance costs will increase over the near term, we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet and obligations to the lessors and we could incur significant maintenance expenses outside of such maintenance schedules in the future.

As of March 31, 2017, the operating leases for five, 13 and three aircraft in our fleet are scheduled to terminate in the remainder of 2017, 2018 and 2019, respectively. In certain circumstances, such operating leases may be extended. Prior to such aircraft being returned, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases. The amount and timing of these so-called “return conditions” costs can prove unpredictable due to uncertainty regarding the maintenance status of each particular aircraft at the time it is to be returned and it is not unusual for disagreements to ensue between the airline and the leasing company as to the required maintenance on a given aircraft or engine.

In addition, we currently have an obligation to acquire 78 aircraft by the end of 2021. We expect that these new aircraft will require less maintenance when they are first placed in service (sometimes called a “maintenance holiday”) because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are first required. Following these new initial maintenance holiday periods, the new aircraft we have an obligation to acquire will require more maintenance as they age and our maintenance and repair expenses for each newly purchased aircraft will be incurred at approximately the same intervals. Moreover, because a large portion of our future fleet will be acquired over a relatively short period, significant maintenance to be scheduled on each of these planes will likely occur at roughly the same time, meaning we will likely incur our heavy maintenance obligations across our fleet around the same time. These more significant maintenance activities result in out-of-service periods during which our aircraft are dedicated to maintenance activities and unavailable to fly revenue service.

Outside of scheduled maintenance, we incur from time to time unscheduled maintenance which is not forecast in our operating plan or financial forecasts, and which can impose material unplanned costs and the loss of flight equipment from revenue service for a significant period of time. For example, a single unplanned engine event can require a shop visit costing several million dollars and cause the engine to be out of service for a number of weeks.

Furthermore, the terms of some of our lease agreements require us to pay maintenance reserves to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our balance sheet. In addition, the terms of any lease agreements that we enter into the future could also require maintenance reserves in excess of our current requirements. We expect scheduled and unscheduled aircraft maintenance expenses to increase over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our business, results of operations and financial condition. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Aircraft Maintenance.”

We have a significant amount of aircraft-related fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. As of March 31, 2017, our 68 aircraft fleet consisted of 62 aircraft financed under operating leases and six aircraft financed under secured debt arrangements. For the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014, we incurred aircraft rent of $59 million, $50 million, $209 million, $171 million and $147 million, respectively, and paid maintenance deposits net of reimbursements of $9 million, $3 million, $32 million, $23 million and $15 million, respectively. As of March 31, 2017, we had future operating lease obligations of approximately $2 billion and future principal debt obligations of $228 million. For the year ended December 31, 2016, we made cash payments for interest related to debt of $6 million. In addition, we have significant obligations for aircraft and spare engines that we have ordered from Airbus and CFM International for delivery over the next several years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance, cash flow and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our current business strategy, fuel price volatility, any significant weakening or improving in the U.S. economy, availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

•	require a substantial portion of cash flow from operations be used for operating lease and maintenance deposit payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to make required PDPs, including those payable to our aircraft and engine manufacturers for our aircraft and spare engines on order;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

•	make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

•	reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with lower fixed payment obligations; and

•	cause us to lose access to one or more aircraft and forfeit our maintenance and other deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement including cross default provisions in certain of our leases.

A failure to pay our operating lease, debt and other fixed cost obligations or a breach of our contractual obligations could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to cure our breach, fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which would have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party specialists and other commercial partners to perform functions integral to our operations.

We have entered into agreements with third-party specialists to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and we cannot assure you that we will be able to obtain the necessary services at acceptable rates.

Although we seek to monitor the performance of third parties that furnish certain facilities or provide us with our ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities, the efficiency, timeliness and quality of contract performance by third-party specialists are often beyond our control, and any failure by our third-party specialists to perform up to our expectations may have an adverse impact on our business, reputation with customers, our brand and our operations. In addition, we could experience a significant business disruption if we were to change vendors or if an existing provider ceased to be able to serve us. We expect to be dependent on such third-party arrangements for the foreseeable future.

We rely on third-party distribution channels to distribute a portion of our airline tickets.

We rely on third-party distribution channels, including those provided by or through global distribution systems, or GDSs, conventional travel agents and online travel agents, or OTAs, to distribute a portion of our airline tickets, and we expect in the future to rely on these channels to collect a portion of our non-ticket revenues. These distribution channels are more expensive and at present have less functionality in respect of non-ticket revenues than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. Negotiations with key GDSs and OTAs designed to manage our costs, increase our distribution flexibility, and improve functionality could be contentious, could result in diminished or less favorable distribution of our tickets, and may not provide the functionality we require to maximize non-ticket revenues. In addition, in the last several years there has been significant consolidation among GDSs and OTAs, including the acquisition by Expedia of both Orbitz and Travelocity, and the acquisition by Amadeus of Navitaire (the reservations system that we use). This consolidation and any further consolidation could affect our ability to manage our distribution costs due to a reduction in competition or other industry factors. Any inability to manage such costs, rights and functionality at a competitive level or any material diminishment in the distribution of our tickets could have a material adverse effect on our competitive position and our results of operations. Moreover, our ability to compete in the markets we serve may be threatened by changes in technology or other factors that may make our existing third-party sales channels impractical, uncompetitive or obsolete.

We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems or any failure on our part to implement any new technologies or systems could materially adversely affect our business.

We are highly dependent on technology and computer systems and networks to operate our business. These technologies and systems include our computerized airline reservation system provided by Navitaire, now a unit of Amadeus, flight operations systems, telecommunications systems, mobile phone application, airline website, maintenance systems and check-in kiosks. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. The Navitaire reservations system, which is hosted and maintained under a long-term contract by a third-party specialist, is critical to our ability to issue, track and accept electronic tickets, conduct check-in, board and manage our passengers through the airports we serve and provide us with access to global distribution systems, which enlarge our pool of potential passengers. There are many instances in the past where a reservations system malfunctioned, whether due to the fault of the system provider or the airline, with a highly adverse effect on the airline’s operations, and such a malfunction has in the past and could in the future occur on our system, or in connection with any system upgrade or migration in the future. We also rely on third-party specialists to maintain our flight operations systems, and if those systems are not functioning, we could experience service disruptions, which could result in the loss of important data, increase our expenses, decrease our operational performance and temporarily stall our operations.

Any failure of the technologies and systems we use could materially adversely affect our business. In particular, if our reservation system fails or experiences interruptions, and we are unable to book seats for a period of time, we could lose a significant amount of revenue as customers book seats on other airlines, and our reputation could be harmed. In addition, replacement technologies and systems for any service we currently utilize that experiences failures or interruptions may not be readily available on a timely basis, at competitive rates or at all. Furthermore, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. In the event that one or more of our primary technology or systems vendors fails to perform and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially adversely affected.

Unauthorized incursions of our information technology infrastructure could compromise the personally identifiable information of our passengers, prospective passengers or personnel and expose us to liability, damage our reputation and have a material adverse effect on our business, results of operations and financial condition.

In the processing of our customer transactions and as part of our ordinary business operations, we and certain of our third-party specialists collect, process, transmit and store a large volume of personally identifiable information, including email addresses and home addresses and financial data such as credit and debit card information. The security of the systems and network where we and our third-party specialists store this data is a critical element of our business, and these systems and our network may be vulnerable to computer viruses, hackers and other security issues. Recently, several high profile consumer-oriented companies have experienced significant data breaches, which have caused those companies to suffer substantial financial and reputational harm. While we have taken precautions to avoid an unauthorized incursion of our computer systems, we cannot assure you that our precautions are either adequate or implemented properly to prevent a data breach and its adverse financial and reputational consequences to our business. We are also subject to laws relating to privacy of personal data. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of or access to the personally identifiable information of our passengers, prospective passengers or personnel could result in governmental investigation, civil liability or regulatory penalties under laws protecting the privacy of personal information, any or all of which could disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. Additionally, any material failure by us or our third-party specialists to maintain compliance with the Payment Card Industry security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit and debit cards as a form of payment.

We are subject to increasing legislative, regulatory and customer focus on privacy issues and data security in the United States and abroad. In addition, a number of our commercial partners, including credit card companies, have imposed data security standards on us, and these standards continue to evolve. We will continue our efforts to meet our privacy and data security obligations; however, it is possible that certain new obligations may be difficult to meet and could increase our costs. Additionally, we must manage evolving cybersecurity risks. The loss, disclosure, misappropriation of or access to the information of our customers, personnel or business partners or any failure by us to meet our obligations could result in legal claims or proceedings, liability or regulatory penalties.

We depend on a sole-source supplier for our aircraft and engines.

A critical cost-saving element of our business strategy is to operate a single-family aircraft fleet; however, our dependence on the Airbus A320-family aircraft and CFM International engines for all of our aircraft makes us vulnerable to any design defects or mechanical problems associated with this aircraft type or these engines. In the event of any actual or suspected design defects or mechanical problems with the Airbus A320-family aircraft or CFM International engines, whether involving our aircraft or that of another airline, we may choose or be required to suspend or restrict the use of our aircraft. Our business could also be materially adversely affected if the public avoids flying on our aircraft due to an adverse perception of the Airbus A320-family aircraft or CFM International engines, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or engines. Separately, if Airbus or CFM International becomes unable to perform its contractual obligations and we must lease or purchase aircraft from another supplier, we would incur substantial transition costs, including expenses related to acquiring new aircraft, engines, spare parts, maintenance facilities and training activities, and we would lose the cost benefits from our current single-fleet composition, any of which would have a material adverse effect on our business, results of operations and financial condition. See also “—We may be subject to competitive risks due to the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book.”

Although we have significantly reconfigured our network since 2013, our business remains dependent on the Denver market and increases in competition or congestion or a reduction in demand for air travel in this market would harm our business.

We are highly dependent on the Denver market where we maintain a large presence with approximately 40% of flights as of March 2017 having Denver International Airport as either their origin or destination. We have experienced an increase in flight delays and cancellations at this airport due to airport congestion which has adversely affected our operating performance and results of operations. Also, flight operations in Denver can face extreme weather challenges in the winter which at times has resulted in severe disruptions in our operation and the incurrence of material costs as a consequence of such disruptions. Our business could be further harmed by an increase in the amount of direct competition we face in the Denver market or by continued or increased congestion, delays or cancellations. Our business would also be harmed by any circumstances causing a reduction in demand for air transportation in the Denver area, such as adverse changes in local economic conditions, health concerns, adverse weather conditions, negative public perception of Denver, terrorist attacks or significant price or tax increases linked to increases in airport access costs and fees imposed on passengers.

We are subject to extensive regulation by the Federal Aviation Administration, the Department of Transportation, Transportation Security Administration and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, Congress has passed laws and the FAA, DOT and TSA have issued regulations, orders, rulings and guidance relating to the operation, safety, and security of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with such laws and government regulations, orders, rulings and guidance. Additional laws, regulations, taxes and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue, and increasing costs. For example, the DOT has broad authority over airlines and their consumer and competitive practices, and has used this authority to issue numerous regulations and pursue enforcement actions, including rules and fines relating to the handling of extended tarmac delays, consumer complaints, price and airline advertising, oversales and involuntary denied boarding process, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage and the transportation of passengers with disabilities. Among these is the series of Enhanced Airline Passenger Protection rules issued by the DOT. In addition, the FAA issued its final regulations governing pilot rest periods and work hours for all airlines certificated under Part 121 of the Federal Aviation Regulations. The rule known as FAR 117, which became effective January 4, 2014, impacts the required amount and timing of rest periods for pilots between work assignments and modifies duty and rest requirements based on the time of day, number of scheduled segments, time zones and other factors. In addition, Congress enacted a law and the FAA issued regulations requiring U.S. airline pilots to have a minimum number of hours as a pilot in order to qualify for an Air Transport Pilot license which all pilots on U.S. airlines must obtain. Compliance with these rules may increase our costs, while failure to remain in full compliance with these rules may subject us to fines or other enforcement action. FAR 117 and the minimum pilot hour requirements may also reduce our ability to meet flight crew staffing requirements.

We cannot assure you that compliance with these and other laws, regulations, orders, rulings and guidance will not have a material adverse effect on our business, results of operations and financial condition.

In addition, the TSA mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

Our ability to operate as an airline is dependent on our maintaining authorizations issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, operating aircraft, the grounding of aircraft, maintenance and inspection of aircraft, installation of new safety-related items, and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. Federal law requires that air carriers operating scheduled service be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers managerial competence, operations, finances, and compliance record. In addition, under federal law, we must be a U.S. citizen (as determined under applicable law). Please see “Business—Foreign Ownership.” While the DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations. The DOT has several ongoing investigations of our compliance with consumer protection requirements.

International routes are regulated by air transport agreements and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change because the applicable agreements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by the applicable air transport agreements between the U.S. and foreign governments and our ability to obtain the necessary authority from the U.S. and foreign governments to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals and restrictions on competitive practices. We are subject to numerous foreign regulations in the countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see “Business—Government Regulation.”

If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business could be harmed.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. We compete against other U.S. airlines for pilots, mechanics and other skilled labor and certain U.S. airlines offer wage and benefit packages exceeding ours. The airline industry has from time to time experienced a shortage of qualified personnel. In particular, as more pilots in the industry approach mandatory retirement age, the U.S. airline industry is being affected by a pilot shortage. As is common with most of our competitors, we have faced considerable turnover of our employees. As a result of the foregoing, we may not be able to attract or retain qualified personnel or may be required to increase wages and/or benefits in order to do so. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to implement our growth plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which we believe is one of our competitive strengths, is important to providing dependable customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

Our business could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of our senior management team, particularly Barry L. Biffle, our President and Chief Executive Officer, and James G. Dempsey, our Chief Financial Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team.

We rely on our private equity sponsor.

Our majority stockholder is presently an investment fund managed by Indigo, an affiliate of Indigo Partners, a private equity fund with significant expertise in the ultra low-cost airline industry. This expertise has been available to us through the representatives Indigo has on our board of directors and through a Professional Services Agreement that was put in place in connection with the 2013 acquisition from Republic and pursuant to which we pay Indigo Partners a fee of $1.5 million per year, plus expenses. Our engagement of Indigo Partners pursuant to the Professional Services Agreement will continue until the date that Indigo Partners and its affiliates own less than 10% of the 5.2 million shares of our common stock acquired by an affiliate of Indigo Partners in December 2013. After this offering, Indigo Partners may nonetheless elect to reduce its ownership in our company or reduce its involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with Indigo Partners. For a further description of our Professional Services Agreement, please see “Certain Relationships and Related Party Transactions—Management Services.” See also “—Risks Related to Owning Our Common Stock—Indigo’s current control of the Company severely limits the ability of our stockholders to influence matters requiring stockholder approval and could adversely affect our other stockholders and the interests of Indigo could conflict with the interests of other stockholders.”

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act, related rules implemented or to be implemented by the Securities and Exchange Commission, or the SEC, and the listing rules of the NASDAQ Stock Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, our common stock could be delisted, and we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

Our quarterly results of operations fluctuate due to a number of factors, including seasonality.

We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including actions by our competitors, price changes in aircraft fuel and the timing and amount of maintenance expenses. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations and month-to-month comparisons of our key operating statistics may not be reliable indicators of our future performance. In addition, seasonality may cause our quarterly and monthly results to fluctuate since passengers tend to fly more during the summer months and less in the winter months. We cannot assure you that we will find profitable markets in which to operate during the winter season. Lower demand for air travel during the winter months could have a material adverse effect on our business, results of operations and financial condition.

We will be required to assess our internal control over financial reporting on an annual basis, and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, result in significant expenses to remediate any internal control deficiencies and have a material adverse effect on our business, results of operations and financial condition.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2018, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in implementing any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NASDAQ Stock Market, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. In particular, in recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights. We have in the past faced, and may face in the future, claims by third parties that we infringe upon their intellectual property rights. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition.

Our lack of membership in a marketing alliance could harm our business and competitive position.

Many airlines, including the domestic legacy network airlines (American, Delta and United) have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances, such as oneworld, SkyTeam and Star Alliance, generally provide for code-sharing, frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline and provides an opportunity to increase traffic on that airline’s segment of flights connecting with alliance partners. We currently do not have any alliances with U.S. or foreign airlines. Our lack of membership in any marketing alliances puts us at a competitive disadvantage to traditional network carriers who are able to attract passengers through more widespread alliances, particularly on international routes, and that disadvantage may result in a material adverse effect on our business, results of operations and financial condition.

Risks Related to Owning Our Common Stock

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters determined the initial public offering price of our common stock through negotiation. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our competitors, the airline industry or the economy in general;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	changes in the price of aircraft fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	sales of our common stock or other actions by investors with significant shareholdings, including sales by our principal stockholders;

•	trading strategies related to changes in fuel or oil prices; and

•	general market, political and other economic conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities and industry analysts may publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the trading price of our common stock would likely decline. If one or more of these analysts ceases to cover our company or fails to publish reports on us regularly, demand for our stock could decrease, which may cause the trading price of our common stock and the trading volume of our common stock to decline.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $         in net tangible book value per share from the price you paid. In addition, as of March 31, 2017, we had outstanding options to purchase 262,856 shares of our capital stock, an aggregate of 699,388 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan, an aggregate of                  shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan and an aggregate of 231,000 shares of common stock reserved for issuance to the Participating Pilots pursuant to the Pilot Phantom Equity Plan (in connection with the offering contemplated hereby, 50% of the foregoing shares will be settled in cash through the establishment of a trust). The exercise of these outstanding options or the issuance of such reserved shares will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution” elsewhere in this prospectus.

The value of our common stock may be materially adversely affected by additional issuances of common stock or preferred stock by us or sales by our principal stockholder.

Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. We had 5,237,756 million shares of common stock outstanding as of March 31, 2017. All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act. The holders of substantially all of our outstanding shares of our common stock have signed lock-up agreements with the underwriters of this offering, under which they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, without the prior written consent of certain of the underwriters, for a period of 180 days after the date of this prospectus. After this offering, an investment fund managed by Indigo, the holder of approximately 5.2 million shares of our common stock as of March 31, 2017, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. Please see “Certain Relationships and Related Transactions—Registration Rights” elsewhere in this prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

Indigo’s current control of the Company severely limits the ability of our stockholders to influence matters requiring stockholder approval and could adversely affect our other stockholders and the interests of Indigo could conflict with the interests of other stockholders.

When this offering is completed, an investment fund managed by Indigo will beneficially own approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from Indigo as the selling stockholder. As a result, Indigo will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions.

Until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other stockholder. Investors in this offering will not be able to affect the outcome of any stockholder vote during such time. As a result, Indigo will have the ability to control all such matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;

•	our acquisition or disposition of assets;

•	our financing activities, including the issuance of additional equity securities;

•	any determinations with respect to mergers, acquisitions and other business combinations;

•	corporate opportunities that may be suitable for us and Indigo;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans for our existing and prospective employees.

This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. Indigo’s voting control may also discourage or block transactions involving a change of control of Frontier, including transactions in which you, as a stockholder, might otherwise receive a premium for your shares over the then-current market price. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock. Moreover, Indigo is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of common stock. Accordingly, your shares of common stock may be worth less than they would be if Indigo did not maintain voting control over us.

In addition, the interests of Indigo could conflict with the interests of other stockholders. According to a Form 20-F filed by Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (an airline based in Mexico doing business as Volaris) with the SEC in April 2017, investment funds managed by Indigo Partners hold approximately 15.9% of the outstanding Series A Common Stock and 32.2% of the outstanding Series B Common Stock of Volaris and two of our directors, William A. Franke and Brian H. Franke, are members of the board of directors of Volaris. As of March 31, 2016, we did not compete directly with Volaris on any of our routes, but there can be no assurances that we will not do so in the future. Furthermore, neither Indigo Partners, its portfolio companies, funds or other affiliates, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. See “—Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.”

For additional information about our relationship with Indigo and Indigo Partners, please see “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholder” elsewhere in this prospectus.

Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of our common stock. These provisions include, among others:

•	our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	no cumulative voting in the election of directors, which prevents the minority stockholders from electing director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors

•	from and after such time as Indigo and its affiliates no longer hold a majority of the voting rights of our common stock, actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

•	from and after such time as Indigo and its affiliates no longer hold a majority of the voting rights of our common stock, special meetings of our stockholders can be called only by the Chairman of the Board or by our corporate secretary at the direction of our board of directors;

•	advance notice procedures that stockholders, other than Indigo for so long as it and its affiliates hold a majority of the voting rights of our common stock, must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

•	from and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 66 2⁄3% stockholder vote is required for the amendment, repeal or modification of certain provisions of our certificate of incorporation and bylaws; and

•	our board of directors may, without stockholder approval, issue series of Preferred Stock, or rights to acquire Preferred Stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Certain anti-takeover provisions under Delaware law also apply to our company. We are subject to Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its voting stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Furthermore, our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering of this offering specifies that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and Indigo. Under these provisions, neither Indigo, its portfolio companies, funds or other affiliates, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a director, officer, partner or employee of Indigo or any of its portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisitions or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, results of operations or financial condition, if attractive corporate opportunities are allocated by Indigo to itself or its portfolio companies, funds or other affiliates instead of to us. The terms of our certificate of incorporation are more fully described in “Description of Capital Stock.”

Our corporate charter and bylaws include provisions limiting ownership and voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering restrict voting and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of our stock be voted, directly or indirectly, or controlled by persons who are not U.S. citizens, that no more than 49.0% of our stock be held, directly or indirectly, by persons who are not U.S. citizens and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated certificate of incorporation and bylaws to be in effect immediately prior to the consummation of this offering provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions. See “Business—Foreign Ownership” and “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws—Limited Ownership and Voting by Foreign Owners.”

We expect to be a “controlled company” within the meaning of the NASDAQ Stock Market rules, and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, we expect that Indigo will continue to control approximately     % of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the NASDAQ Stock Market rules and exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NASDAQ Stock Market, and that we have a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the compensation committee and the nominating and corporate governance committee, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.

If we utilize the “controlled company” exemption, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market. Our status as a controlled company could make our common stock less attractive to some investors or otherwise adversely affect its trading price.

After the consummation of this offering, we do not intend to pay cash dividends for the foreseeable future.

Immediately prior to the consummation of this offering, we intend to declare a dividend in the amount of $                 per share (representing an aggregate distribution of $                    ). Investors in this offering will not be entitled to participate in such dividend. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, restrictions contained in current or future financing instruments, business prospects and such other factors as our board of directors deems relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	changes in our fuel cost;

•	changes in restrictions on, or increased taxes applicable to charges for, non-ticket products and services;

•	the impact of worldwide economic conditions;

•	air travel substitutes;

•	threatened or actual terrorist attacks, global instability and potential U.S. military actions or activities;

•	factors beyond our control, including air traffic congestion, weather, security measures, travel related taxes and outbreak of disease;

•	our presence in international emerging markets;

•	insurance costs;

•	our ability to implement our business strategy successfully;

•	our ability to keep costs low;

•	our ability to grow or maintain our unit revenues or maintain our non-ticket revenues;

•	increased labor costs, union disputes, employee strikes and other labor-related disruptions;

•	our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;

•	negative publicity regarding our customer service;

•	our inability to maintain a high daily aircraft utilization rate;

•	environmental and noise laws and regulations;

•	our reputation and business being adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel;

•	our liquidity and dependence on cash balances and operating cash flows;

•	our ability to obtain financing or access capital markets;

•	our ability to maintain our liquidity in the event one or more of our credit card processors were to impose holdback restrictions;

•	the long-term nature of our fleet order book and the unproven new engine technology utilized by the aircraft in our order book;

•	our maintenance obligations;

•	aircraft-related fixed obligations that could impair our liquidity;

•	our reliance on third-party specialists and other commercial partners to perform functions integral to our operations.

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	our sole-source supplier for our aircraft and engines;

•	our reliance on the Denver market;

•	governmental regulation;

•	our ability to attract and retain qualified personnel;

•	loss of key personnel;

•	reliance on private equity sponsor;

•	operational disruptions;

•	lack of marketing alliances; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million, based on an assumed initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from any sale of shares in this offering by the selling stockholder, whether in the firm offering or upon any exercise of the underwriters’ option to purchase additional shares. Each $1.00 increase (decrease) in the assumed public offering price of $        per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $          million. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $          million, assuming that the assumed offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million to fund into a trust the expected cash portion of our obligations under the Pilot Phantom Equity Agreement for the benefit of the Participating Pilots in connection with the completion of this offering (assuming the mid-point of the price range set forth on the cover page of this prospectus); and

•	the remainder for general corporate purposes, including cash reserves, working capital, capital expenditures, including flight equipment acquisitions, sales and marketing activities, and general and administrative matters.

Our expected use of the net proceeds to us from this offering represents our current intentions based upon our present plans and business condition. As such, our management will retain discretion over the use of the net proceeds from this offering.

Pending the use of the proceeds to be received by us from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

Immediately prior to the consummation of this offering, we intend to declare a dividend in the amount of $                 per share (representing an aggregate distribution of $                 after giving effect to related adjustments for the benefit of holders of stock options and phantom equity units). Investors in this offering will not be entitled to participate in such dividend.

In February 2016 and February 2017, we paid cash dividends with respect to our common stock in the amounts of $18.95 and $28.85 per share, respectively (representing aggregate obligations of $108 million and $165 million, respectively, after giving effect to related adjustments for the benefit of holders of stock options and phantom equity units).

We do not presently anticipate paying cash dividends after the completion of this offering. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, current maturities of long-term debt and capitalization as of March 31, 2017:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (i) this offering and the application of the net proceeds to be received by us and (ii) a dividend expected to be paid immediately prior to the consummation of this offering.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other financial information included in this prospectus.

	As of March 31, 2017
	Actual	Pro Forma As Adjusted(1)(2)
	(unaudited) (in millions)
Cash and cash equivalents	$535	$

Current maturities of long-term debt	$131
Long-term debt, less current maturities	$93

Stockholders’ equity:

Common stock (voting), $0.001 par value, 12,000,000 shares of common stock (voting) authorized, 5,237,756 shares issued and outstanding;                  shares authorized,                  shares issued and outstanding pro forma as adjusted

Common stock (non-voting), $0.001 par value, 2,000,000 shares of common stock (non-voting) authorized, no shares issued and outstanding; shares authorized, issued and outstanding pro forma as adjusted	—
Preferred stock (non-voting), $0.001 par value, 1,000,000 shares of common stock (non-voting) authorized, no shares issued and outstanding; shares authorized, issued and outstanding pro forma as adjusted	—
Additional paid-in capital	$46
Retained earnings	$237
Accumulated other comprehensive income (loss)	$(5)

Total stockholders’ equity	$278

Total capitalization	$502

(1)	The unaudited adjusted pro forma capitalization table gives effect to (i) the receipt of the estimated net proceeds by us from the sale of shares of our common stock offered by us (based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds received by us, including the application of $ million to fund into a trust the expected cash portion of our obligations under the Pilots’ Phantom Equity Agreement dated December 3, 2013, or the Pilot Phantom Equity Plan, for the benefit of certain current and former pilots, who we refer to as the Participating Pilots, in connection with the completion of this offering (based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus), and (ii) a dividend of $ per share (representing an aggregate distribution of $ ) expected to be paid immediately prior to the consummation of this offering. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, stockholders’ equity and total capitalization by approximately $ million (based on an assumed initial public offering price of $ per share, the midpoint of the price range as set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on 5,237,756 shares outstanding as of March 31, 2017, and excludes:

•	an aggregate of 262,856 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2017 having a weighted-average exercise price of $63.86 per share;

•	an aggregate of 699,388 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan, as amended, as of March 31, 2017, which will become available for issuance under our 2017 Equity Incentive Annual Plan after consummation of this offering;

•	an aggregate of shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

•	an aggregate of 231,000 shares of common stock reserved for issuance to the Participating Pilots pursuant to the Pilot Phantom Equity Plan (in connection with the offering contemplated hereby, 50% of the foregoing shares will be settled in cash through the establishment of a trust); please see “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value (deficit) of our common stock as of March 31, 2017 was $         million, or $         per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of shares of outstanding common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to our issuance of              shares of common stock at an assumed initial public offering price of $        per share of common stock, the mid-point of the range of the estimated initial offering price of between $        and $        as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted as of March 31, 2017 would have been approximately $        million, or approximately $        per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to new investors in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$
Historical net tangible book value per share as of March 31, 2017	$
Pro forma decrease in net tangible book value per share

Pro forma net tangible book value per share as of March 31, 2017
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value per share, as adjusted(1)

Dilution in pro forma net tangible book value per share to new investors in this offering		$

(1)	Pro forma net tangible book value per share, as adjusted, gives effect to (i) this offering and the application of $ million of the net proceeds to be received by us to fund into a trust the cash portion of our expected obligations under the Amended and Restated Phantom Equity Investment Agreement, dated December 3, 2013, or the Pilot Phantom Equity Plan, for the benefit of certain current and former pilots, who we refer to as the Participating Pilots, in connection with the completion of this offering (based on the assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus), and (ii) a $ million dividend expected to be paid immediately prior to the consummation of this offering. Please see “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

Each $1.00 increase or decrease in the assumed public offering price of $        per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma net tangible book value, as adjusted to give effect to this offering, by $        million, or $        per share, and the dilution per share to investors participating in this offering by $        per share (assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. At the assumed public offering price per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, an increase of 1,000,000 in the number of shares we are offering would increase our pro forma net tangible book

value, as adjusted to give effect to this offering, by approximately $        million, or $        per share, and decrease the dilution per share to investors participating in this offering by $        per share, and a decrease of 1,000,000 in the number of shares we are offering would decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $        million, or $        per share, and increase the dilution per share to investors participating in this offering by $        per share. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We will not receive any of the proceeds from any sale of shares of our common stock in this offering by the selling stockholder, including if the underwriters exercise their option to purchase additional shares of our common stock from the selling stockholder; accordingly, there is no dilutive impact as a result of these sales.

The table below summarizes as of March 31, 2017, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share (in thousands except per share and percentage data).

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%

The outstanding share information in the table above is based on 5,237,756 shares outstanding as of March 31, 2017, and excludes:

•	an aggregate of 262,856 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2017 having a weighted-average exercise price of $63.86 per share;

•	an aggregate of 699,388 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Plan, as amended, as of March 31, 2017, which will become available for issuance under our 2017 Equity Incentive Annual Plan after consummation of this offering;

•	an aggregate of shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

•	an aggregate of 231,000 shares of common stock reserved for issuance to the Participating Pilots pursuant to the Pilot Phantom Equity Plan (in connection with the offering contemplated hereby, 50% of the foregoing shares will be settled in cash through the establishment of a trust); see “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”

If the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholder, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be approximately $        million, or     %, and the total consideration paid by investors purchasing shares in this offering would be $        million, or     %.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

We derived the selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 from our audited consolidated financial statements included in this prospectus. We derived the selected consolidated statements of operations data for the one-month period ended December 31, 2013 (Successor) and 11-month period ended November 30, 2013 (Predecessor) and the selected consolidated balance sheet data as of December 31, 2014 and 2013 from our consolidated financial statements not included in this prospectus. We derived the selected consolidated statement of operations and balance sheet data for 2012 from the unaudited consolidated financial statements of our Predecessor, not included in this prospectus. The vertical line is intended to separate the predecessor and successor periods to indicate that such data may not be directly comparable. We derived the selected consolidated statements of operations data for the three months ended March 31, 2017 and 2016 and the selected consolidated balance sheet data as of March 31, 2017 from our unaudited consolidated financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals and non-recurring adjustments that have been separately disclosed) necessary to present fairly our financial position as of March 31, 2017 and the results of operations for the three months ended March 31, 2017 and 2016. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for the full year.

	Year ended December 31, 2012	2013 Predecessor (from January 1, 2013 to November 30, 2013)	2013 Successor (from December 1, 2013 to December 31, 2013)	Year Ended December 31,			Three Months Ended March 31,
				2014	2015	2016	2016	2017
	(unaudited)						(unaudited)	(unaudited)
	(in millions)		(in millions, except for share and per share data)
Consolidated Statements of Operations Data:
Operating revenues:
Passenger	$1,311	$1,093	$118	$1,328	$1,203	$988	$219	$234
Non-ticket	127	125	13	265	401	726	149	196

Total operating revenues	1,438	1,218	131	1,593	1,604	1,714	368	430

Operating expenses:
Aircraft fuel	532	426	41	538	369	343	63	102
Salaries, wages and benefits	264	228	20	258	285	287	71	133
Station operations	108	132	14	162	202	228	53	53
Aircraft rent	148	160	11	147	171	209	50	59
Sales and marketing	98	78	7	87	79	72	17	19
Maintenance materials and repairs	61	61	4	39	50	48	14	14
Depreciation and amortization	29	28	2	29	54	75	18	13
Special charge	—	—	—	—	43	—	—	—
Other operating	181	103	11	105	118	135	32	39

Total operating expenses	1,421	1,216	110	1,365	1,371	1,397	318	432

Operating income (loss)	17	2	21	228	233	317	50	(2)

Other expense (income):
Interest expense	7	4	—	5	8	9	2	2
Capitalized interest	—	(1)	—	(1)	(3)	(6)	(1)	(1)
Interest income and other	—	—	—	—	—	(2)	—	(1)

Total other expense	7	3	—	4	5	1	1	—
Income (loss) before income taxes	10	(1)	21	224	228	316	49	(2)
Income tax expense (benefit)	7	—	9	84	82	116	19	(2)

Net income (loss)	$3	$(1)	$12	$140	$146	$200	$30	$—

Earnings per share:
Basic				$26.12	$26.60	$36.76	$5.59	$(0.65)
Diluted				25.75	26.15	36.23	5.48	(0.65)
Weighted-average shares outstanding:
Basic				5,203,058	5,247,477	5,236,978	5,243,374	5,236,301
Diluted				5,278,034	5,341,049	5,315,653	5,348,778	5,236,301

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in millions)

Non-GAAP financial data (unaudited):
Adjusted net income(1)	$168	$194	$236	$41	$39
EBITDA(1)	257	287	392	68	11
Adjusted EBITDA(1)	301	345	436	79	73
Adjusted EBITDAR(1)	448	509	641	128	132

(1)	Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of net income and EBITDA are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations; Adjusted net income, EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of Adjusted net income; EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Net income and EBITDA, including Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDAR, as presented may not be directly comparable to similarly titled measures presented by other companies. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of Adjusted Net income, EBITDA, Adjusted EBITDA or Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents the reconciliation of Net income and Adjusted net income for the periods presented below.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in millions)
Net income reconciliation (unaudited):
Net income	$140	$146	$200	$30	$—
Unrealized hedging (gains) losses(a)	35	(35)	—	—	—
Lease Modification Program(b)	—	67	16	7	—
Pilot phantom equity(c)	6	43	40	10	18
Salaries, wages and benefits—severance(d)	3	—	—	—	—
Salaries, wages and benefit—flight attendant settlement(e)	—	—	—	—	43
Salaries, wages and benefit—other(f)	—	—	—	—	1

Adjusted net income before income taxes	184	221	256	47	62
Tax benefit related to underlying adjustments	(16)	(27)	(20)	(6)	(23)

Adjusted net income	$168	$194	$236	41	39

The following table presents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income for the periods indicated below.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in millions)
EBITDA reconciliation (unaudited):
Net income	$140	$146	$200	$30	$—
Plus (minus):
Interest expense	5	8	9	2	2
Capitalized interest	(1)	(3)	(6)	(1)	(1)
Interest income and other	—	—	(2)	—	(1)
Provision for income taxes	84	82	116	19	(2)
Depreciation and amortization	29	54	75	18	13

EBITDA	$257	$287	$392	$68	$11
Unrealized hedging (gains) losses(a)	35	(35)	—	—	—
Lease Modification Program (excluding depreciation)(b)	—	50	4	1	—
Pilot phantom equity(c)	6	43	40	10	18
Salaries, wages and benefits—severance(d)	3	—	—	—	—
Salaries, wages and benefits—flight attendant settlement(e)	—	—	—	—	43
Salaries, wages and benefits—other(f)	—	—	—	—	1

Adjusted EBITDA	$301	$345	$436	$79	$73
Aircraft rent(g)	147	164	205	49	59

Adjusted EBITDAR	$448	$509	$641	$128	$132

(a)	Represents adjustments for unrealized (gains) losses on our hedging contracts for anticipated fuel purchases as a result of hedge accounting on these cash flow hedges not being achieved.
(b)	Represents (i) a special charge of $43 million in 2015, primarily relating to aircraft maintenance obligations and non-recoverable maintenance deposits associated with the early termination of leases for 10 of our A319 aircraft and (ii) accelerated depreciation of $12 million and $17 million for the years ended 2016 and 2015, respectively, and $0 million and $6 million for the three months ended March 31, 2017 and 2016, respectively, and aircraft rent of $4 million and $7 million for the years ended 2016 and 2015, respectively, and $0 million and $1 million for the three months ended March 31, 2017 and 2016, respectively, as a result of significantly shortened lease terms with respect to such aircraft.
(c)	Represents the impact of the change in value and vesting of phantom stock units pursuant to the Pilot Phantom Equity Plan. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(d)	Represents severance costs related to outsourcing of certain functions integral to our operations to third-party vendors as a part of the implementation of our new operating model.
(e)	Represents the $40 million settlement and $3 million of payroll taxes relating to the Letter of Agreement, or LOA, entered into with the union representing our flight attendants (AFA-CWA) on March 15, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock Based Compensation.”
(f)	Represents expenses associated with the ratification of labor agreements.
(g)	Represents aircraft rent expense included in Adjusted EBITDA. Excludes aircraft rent of $4 million and $7 million for the years ended 2016 and 2015, respectively, and $0 million (unaudited) and $1 million (unaudited) for the three months ended March 31, 2017 and 2016, respectively, included in Lease Modification Program (excluding depreciation).

The following table presents our historical consolidated balance sheet data as of the dates presented.

	As of December 31, 2012	As of December 31,				As of March 31,
		2013	2014	2015	2016	2017
	(unaudited)					(unaudited)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$36	$127	$263	$419	$612	$535
Total assets	753	682	847	1,128	1,341	1,295
Long-term debt, including current portion	147	146	157	221	237	224
Stockholders’ equity	176	65	205	342	446	278

OPERATING STATISTICS

	Year Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2016	2017
Operating Statistics (unaudited)(a)
Available seat miles (ASMs) (millions)	11,908	10,880	12,332	15,229	18,366	4,034	4,882
Departures	85,328	81,940	92,184	97,222	99,369	22,248	23,647
Average stage length (statute miles)	976	903	897	1,002	1,060	1,074	1,124
Block hours	214,494	195,242	222,982	259,261	279,347	63,136	69,857
Average aircraft in service	55	52	54	56	61	59	65
Aircraft in service—end of period	55	53	54	61	66	59	68
Average daily aircraft utilization (hours)	11.0	10.2	11.4	12.6	12.6	11.8	11.9
Passengers (thousands)	10,700	10,783	12,203	13,184	14,937	3,263	3,711
Average seats per departure	143	145	147	154	173	167	182
Revenue passenger miles (RPMs) (millions)	10,579	9,854	11,152	13,400	16,015	3,534	4,201
Load factor (%)	88.8%	90.6%	90.4%	88.0%	87.2%	87.6%	86.0%
Passenger revenue per available seat mile (PRASM) (¢)	11.01	11.13	10.77	7.90	5.38	5.44	4.78
Non-ticket revenue per available seat mile (¢)	1.03	1.26	2.15	2.63	3.95	3.69	4.03
Total revenue per available seat mile (RASM) (¢)	12.04	12.39	12.92	10.53	9.33	9.13	8.81
Cost per available seat mile (CASM) (¢)	11.93	12.19	11.07	9.01	7.61	7.89	8.86
CASM (excluding fuel) (¢)	7.47	7.89	6.71	6.58	5.74	6.32	6.78
Adjusted CASM (¢)	11.93	12.19	10.71	8.51	7.30	7.47	7.58
Adjusted CASM (excluding fuel) (¢)(b)	7.47	7.89	6.63	5.86	5.43	5.90	5.50
Fuel cost per gallon ($’s)	3.36	3.23	3.26	1.90	1.59	1.32	1.88
Fuel gallons consumed (thousands)	158,362	144,448	164,845	194,846	215,830	47,812	54,187
Employees (FTE)	~4,500	3,614	3,653	2,981	3,163	3,008	3,473

(a)	See “Glossary of Airline Terms” for definitions of terms used in this table.
(b)	For a reconciliation of Adjusted CASM to CASM, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Frontier Airlines is an ultra low-cost carrier whose business strategy is focused on Low Fares Done Right®. We offer flights throughout the United States and to select international destinations in Mexico and the Caribbean. Our unique and sustainable strategy is underpinned by our low cost structure and superior ULCC brand. As of March 31, 2017, we operated a fleet of 68 narrow-body Airbus A320 family aircraft, which we expect to grow to 121, including 80 A320neo (New Engine Option) family aircraft, by the end of 2021. In the 12 months ended March 31, 2017, we served approximately 15.4 million passengers across a network of 61 airports.

In December 2013, we were acquired by an investment fund managed by Indigo Denver Management Company, LLC, or Indigo, an affiliate of Indigo Partners, LLC, or Indigo Partners, an experienced and successful global investor in ultra low-cost carriers, or ULCCs. Following the acquisition, Indigo reshaped our management team to experienced veterans of the airline industry. Working with Indigo, our management team developed and implemented our unique Low Fares Done Right strategy, which significantly reduced our unit costs, introduced low fares, provided the choice of optional services, enhanced our operational performance and improved the customer experience. Through the implementation of our new operating model, we have positioned our brand as a premier ULCC in the United States and have seen a dramatic improvement to our profitability.

The implementation of Low Fares Done Right has significantly reduced our cost base over the past three years by increasing aircraft utilization, transitioning to larger aircraft, maximizing seat density, renegotiating our distribution agreements, realigning our network, replacing our call center, enhancing our website, boosting employee productivity and contracting with specialists to provide us with select operating and other services. As a result of these and other initiatives, we have reduced our adjusted cost per available seat mile, or Adjusted CASM (excluding fuel), from 7.89¢ for the year ended December 31, 2013 to 5.43¢ for the year ended December 31, 2016, an improvement of 31%. In 2016, this was one of the industry’s lowest unit operating costs in the United States. For the three months ended March 31, 2017 and 2016, our Adjusted CASM (excluding fuel) was 5.50¢ and 5.90¢, respectively. We believe that we are well positioned to maintain our low unit operating costs relative to our competitors through on-going strategic initiatives, including continuing our cost optimization efforts and further realizing economies of scale. For a discussion and reconciliation of Adjusted CASM to CASM, please see “Glossary of Airline Terms” and “—Results of Operations.”

Fleet Plan

As of March 31, 2017, we had a fleet of 68 narrow-body Airbus A320-family aircraft, which we expect to grow to 121, including 80 A320neo family aircraft, by the end of 2021. We commenced operations with the A320neo family aircraft in October 2016. The A320neo is estimated to deliver approximately 15% improved fuel efficiency as compared to the prior generation of A320 aircraft. As of March 31, 2017, we had an obligation to acquire 78 aircraft, including 75 A320neo family aircraft and three A321ceo aircraft by 2021, the first 45 of which we intend to finance with operating leases, including seven which are currently subject to committed operating leases and 38 which are subject to non-binding letters of intent. We intend to evaluate financing options for the remaining 33 aircraft. Of the 68 aircraft in our fleet, 62 are financed with operating leases, the last of which is scheduled to expire by the end of 2030, and the remaining six are financed with debt. The operating leases for five, 13 and three aircraft in our fleet are scheduled to terminate in the remainder of 2017, 2018 and 2019, respectively. In certain circumstances, such operating leases may be extended. Our fleet plan results in a reduced number of A319 aircraft, which we expect to replace with larger and higher density A320neo aircraft (186 seats) and A321ceo aircraft (230 seats).

During 2015, we entered into an agreement, which we refer to as the Lease Modification Program, to amend our then-existing operating leases for 10 A319 aircraft, reducing their average remaining lease term from 41 months to 11 months, with no change in our base rent payments. As a result of the Lease Modification Program, in 2015 we incurred a one-time special charge of $43 million primarily related to aircraft maintenance deposits on aircraft to be returned earlier than we had previously planned. In addition, during 2016 and 2015, we accelerated depreciation expense of $12 million and $17 million, respectively, and rent expense of $4 million and $7 million, respectively.

We also entered into sale-leaseback transactions during 2016 and 2015 with six third-party lessors in order to finance deliveries of 30 of our A320 family aircraft purchase commitments, 14 and five of which were delivered during 2016 and 2015, respectively. Any gains on completed sale-leaseback transactions are deferred and recognized as a reduction in aircraft rent expense over the lease term for each aircraft.

Operating Revenues

Our operating revenue consists of passenger and non-ticket revenue.

Passenger Revenue. Passenger revenue consists of base fares for air travel, including miles redeemed under our frequent flyer program, unused and expired passenger credits, other redeemed or expired travel credits and revenue derived from charter flights. We had largely exited the charter business by the end of 2016.

Non-ticket Revenue. Non-ticket revenue consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection fees, itinerary service fees, booking fees and on-board sales. We also include services not directly related to providing transportation such as the advertising, marketing and brand elements resulting from our Early Returns affinity credit card program and revenue associated with our Discount Den membership program.

Operating Expenses

Our operating expenses consist of the following items:

Aircraft Fuel. Aircraft fuel expense is our single largest operating expense. It includes jet fuel and associated into-plane costs, federal and state taxes, and gains and losses associated with fuel hedge contracts.

Salaries, Wages and Benefits. Salaries, wages and benefits expense includes salaries, hourly wages, bonuses, equity-based compensation and profit sharing paid to employees for their services, as well as related expenses associated with employee benefit plans, employer payroll taxes and other employee related costs.

Station Operations. Station operations expense includes the fixed and variable fees charged by airports for the use or lease of airport facilities and fees charged by third-party vendors for ground handling, interrupted trip expenses and other related services.

Aircraft Rent. Aircraft rent expense consists of monthly lease charges for aircraft and spare engines under the terms of the related operating leases and is recognized on a straight-line basis. Aircraft rent expense also includes that portion of maintenance reserves, also referred to as supplemental rent, which is paid monthly to aircraft lessors for the cost of future heavy maintenance events and which is not probable of being reimbursed to us by the lessor during the lease term, as well as lease return costs, which consist of all costs that would be incurred at the return of the aircraft, including costs incurred to return the airframe and engines to the condition required by the lease. Aircraft rent expense is recognized net of any amortization of deferred gains and losses on sale-leaseback transactions on our flight equipment. As of March 31, 2017, 62 of our 68 aircraft and all of our eight spare engines were financed under operating leases.

Sales and Marketing. Sales and marketing expense includes credit card processing fees, travel agent commissions and related global distribution systems, or GDS, fees, advertising, sponsorship and distribution costs such as the costs of our call center and costs associated with our frequent flyer program.

Maintenance Materials and Repairs. Aircraft maintenance expense includes the cost of all parts, materials and fees for repairs performed by us and our third-party vendors to maintain our fleet, excluding heavy maintenance events. It excludes direct labor cost related to our own mechanics, which are included in salaries, wages and benefits.

Depreciation and Amortization. Depreciation and amortization expense includes depreciation of fixed assets we own and depreciation of leasehold improvements and finite-lived intangible assets. It also includes the amortization of heavy maintenance expenses we defer under the deferral method of accounting for heavy maintenance events and recognize as expense on a straight-line basis until the earlier of the next estimated heavy maintenance event or the remaining lease term.

Other Operating Expenses. Other operating expenses include outside services such as our third-party call center, crew and other employee travel, information technology, property taxes and all insurance, including hull-liability insurance, supplies, legal and other professional fees, facilities and all other administrative and operational overhead expenses. In addition, other operating expenses includes the annual fee of $1.5 million as well as expenses that we pay to Indigo Partners on a quarterly basis pursuant to the Professional Services Agreement. No individual item included in this category represented more than 5% of our total operating expenses for any period presented.

Other Expense (Income)

Interest Expense. Interest expense is related to our pre-delivery payment credit facility and our fixed and floating rate equipment notes.

Capitalized Interest. We capitalize interest attributable to pre-delivery payments as an additional cost of the related asset beginning two years prior to the intended delivery date, when we estimate the related aircraft has begun to be manufactured and when pre-delivery payments are required to be paid under the terms of our existing aircraft purchase contracts until the asset is ready for its intended use. We capitalize interest at our weighted-average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings.

Interest Income and Other. Interest income and other includes interest income on our cash and cash equivalent balances, as well as activity not classified in any other area of the consolidated statements of operations.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that typically affect airlines and their markets, including trends which affect the broader travel industry, as well as trends which affect the specific markets and customer base that we target. The following key factors may affect our future performance:

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are the fare and total price, flight schedules, number of routes served from a city, frequent flyer programs, product and passenger amenities, customer service, fleet type and reputation. The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase revenue per available seat mile, or RASM. Discount fares are often prevalent when a competitor has excess capacity to sell.

During 2015 and 2016, the airline industry saw greater and more persistent price discounting than in the preceding several years. A major factor enabling price discounting was the sharp decline in oil prices on world markets, which significantly decreased airline operating costs. As a result, some of the legacy network carriers began seeking to match low-cost carrier and ULCC pricing on portions of their network. We believe that fare discounts have and will continue to stimulate demand for Frontier due to our Low Fares Done Right strategy.

Our Low Fares Done Right strategy is underpinned by our low cost structure, and we have significantly reduced our cost base over the past three years by increasing aircraft utilization and size, maximizing seat density, renegotiating our distribution agreements, realigning our network, replacing our call center, enhancing our website, boosting employee productivity and contracting with leading specialists to provide us with select operating and other services. As a result of these and other initiatives, we have reduced our unit operating costs, as measured by our CASM (excluding fuel), from 7.89¢ in 2013 to 6.71¢ in 2014 to 6.58¢ in 2015 and to 5.74¢ in 2016, and our Adjusted CASM (excluding fuel) from 7.89¢ in 2013 to 6.63¢ in 2014 to 5.86¢ in 2015 and to 5.43¢ in 2016 and currently have one of the industry’s lowest unit operating costs in the United States. For the three months ended March 31, 2017 and 2016, our CASM (excluding fuel) was 6.78¢ and 6.32¢, respectively, and Adjusted CASM (excluding fuel) was 5.50¢ and 5.90¢, respectively. For a reconciliation of CASM to Adjusted CASM (excluding fuel), see “—Results of Operations.” Our unit operating costs in the first three months of 2017 were comparable to the other U.S. ULCCs, Spirit Airlines and Allegiant Travel Company, and were substantially lower than U.S. low-cost carriers, or LCCs, which include JetBlue Airways, Southwest Airlines and Virgin America and approximately half of the legacy airlines, which include American Airlines, Delta Air Lines, and United Airlines. See “Industry Background.” Our cost structure has allowed us to achieve strong results from operations during these periods of competitive pricing and price discounts. While we have already completed the substantial majority of strategic initiatives to reduce our unit operating costs, we believe that we are well positioned to maintain our low unit operating costs relative to our competitors through on-going strategic initiatives, including continuing our cost optimization efforts and further realizing economies of scale. To the extent that we are unable to maintain our low cost structure, our ability to compete effectively may be impaired. In addition, if our competitors engage in fare wars or similar behavior, our financial performance could be adversely impacted.

Aircraft Fuel. Fuel expense represents the single largest operating expense for most airlines, including ours. Jet fuel prices and availability are subject to market fluctuations, refining capacity, periods of market surplus and shortage and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. The future cost and availability of jet fuel cannot be predicted with any degree of certainty.

We currently hedge our exposure to jet fuel prices using out-of-the-money call options, although we may utilize other instruments such as swaps and collar contracts on jet fuel or highly correlated commodities and fixed forward price contracts, or FFPs, which allow us to lock in the price of jet fuel for specific quantities and at specified locations in future periods. Although the use of collar structures and swap agreements can reduce the overall cost of hedging, these instruments carry more risk than call options in that we could end up in a liability position when the collar structure or swap agreement settles. Our fuel hedging policy considers many factors, including our assessment of market conditions for fuel, competitor hedging activity, our access to the capital necessary to purchase coverage and support margin requirements, the pricing of hedges and other derivative products in the market and applicable regulatory policies. As of March 31, 2017, we had hedges in place for approximately 71% of our projected fuel requirements for the remainder of 2017 and approximately 31% of our projected fuel requirements for 2018, with all of our then existing call options expected to be exercised or expire by the end of 2018.

Volatility. The air transportation business is volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather and other factors have resulted in significant fluctuations in revenue and results of operations in the past. We believe, however, demand for business travel historically has been more sensitive to economic conditions than demand for low-price leisure and VFR travel. Therefore, we believe our business model is more resilient through economic cycles.

Seasonality. Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business and our route network are subject to seasonal fluctuations. We generally expect demand to be greater in the calendar second and third quarters compared to the rest of the year. While we are reducing our concentration in Denver to decrease the impact of seasonality in our business, approximately 40% of flights as of March 2017 had Denver International Airport as either their origin or destination.

Labor. The airline industry is heavily unionized. The wages, benefits and work rules of unionized airline industry employees are determined by collective bargaining agreements, or CBAs. Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or NMB. This process continues until either the parties have reached agreement on a new CBA or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes. However, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

We have seven union-represented employee groups comprising approximately 85% of our employees as of March 31, 2017. Our pilots are represented by the Air Line Pilots Association, or ALPA; our flight attendants are represented by the Association of Flight Attendants, or AFA-CWA; our maintenance, aircraft appearance agents, material specialists and maintenance control employees are all represented by the International Brotherhood of Teamsters, or IBT; and our dispatchers are represented by the Transport Workers Union, or TWU. Conflicts between airlines and their unions can lead to work stoppages. Except for the dispatchers, aircraft technicians and materials specialists, we are in negotiations with the union representing each group. During the fourth quarter of 2016, a new five-year collective bargaining agreement was reached with the dispatchers. On February 20, 2017 and March 17, 2017, the maintenance and material specialists contracts, respectively, were ratified to include new amendable dates of February 2022 and March 2022, respectively. We entered into NMB mediation with the union representing our pilots, ALPA, on September 30, 2016 and the mediation is ongoing. Any agreements we do reach could increase our labor and related expenses. Please see “Business—Employees.”

On March 15, 2017, we entered into a Letter of Agreement, or the LOA, with the Association of Flight Attendants—CWA, AFL-CIO, or the AFA, the union representing our flight attendants. The LOA was the result of a negotiation between us and the AFA and extinguishes the flight attendants’ contingent equity participation contained in their collective bargaining agreement by providing for a $40 million aggregate cash settlement, payable by us to participating flight attendants over a six-month period commencing June 1, 2017. The $40 million settlement and related payroll taxes of $3 million are reflected within salaries, wages and benefits in the consolidated statement of operations for the three months ended March 31, 2017. The resulting $43 million charge is accrued for within other current liabilities in the consolidated balance sheet as of March 31, 2017.

Maintenance Materials and Repairs. The amount of total maintenance costs and related depreciation of heavy maintenance expense is subject to variables such as estimated usage, government regulations, the size, age and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify future maintenance-related expenses for any significant period of time.

As of March 31, 2017, the average age of our aircraft was approximately six years and we have taken delivery of over 25 new aircraft since the start of 2015. As of such date, our 68 aircraft fleet consisted of 62 aircraft financed under operating leases and six aircraft financed under secured debt arrangements. The operating leases for five, 13 and three aircraft in our fleet are scheduled to terminate in 2017, 2018 and 2019, respectively. In certain circumstances, such operating leases may be extended. We have a firm purchase commitment with Airbus to acquire 78 aircraft by the end of 2021. We also have a firm purchase commitment for 12 additional spare aircraft engines. We expect that our new aircraft will require less maintenance when they are first placed in service because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before heavy maintenance is required. Once these maintenance holidays expire, our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. When these more significant maintenance activities occur, this will result in out-of-service periods during which our aircraft are dedicated to maintenance activities and unavailable to generate revenue.

We account for heavy maintenance events under the deferral method. Accordingly, heavy maintenance is depreciated over the shorter of either the remaining lease term or the period until the next estimated heavy maintenance event. As a result, maintenance events occurring closer to the end of the lease term will generally have shorter depreciation periods than those occurring earlier in the lease term. This will create higher depreciation expense specific to any aircraft related to heavy maintenance during the final years of the lease as compared to earlier periods. Please see “—Critical Accounting Estimates—Aircraft Maintenance.”

Maintenance Reserve Obligations. The terms of certain of our aircraft lease agreements require us to post deposits for future maintenance, also known as maintenance reserves, to the lessor in advance of and as collateral for the performance of heavy maintenance events, resulting in us recording significant prepaid deposits on our balance sheet. As a result, for leases requiring maintenance reserves, the cash costs of scheduled heavy maintenance events are paid in advance of the recognition of the maintenance event in our results of operations. Please see “—Critical Accounting Estimates—Aircraft Maintenance.”

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss below.

Revenue Recognition

Passenger Revenue. We generate the majority of our revenue from sales of passenger tickets. We initially defer ticket sales as an air traffic liability and recognize passenger revenue when the passenger flight occurs. An unused nonrefundable ticket expires at the date of scheduled travel and is recognized as revenue at that date. Customers may elect to change their itinerary prior to the date of departure. A service fee is assessed and recognized as non-ticket revenue on the date the change is initiated and deducted from the face value of the original purchase price of the ticket. The original ticket becomes invalid. The amount remaining after deducting the service fee is a credit that can be used towards the purchase of a new ticket. The recorded value of the credit is calculated based on the original value less the service fee and estimated breakage, which is based on historical experience and is recognized at the original date of departure. Estimating the amount of breakage involves some level of subjectivity and judgment. Charter revenue is recognized at the time of departure when transportation is provided.

Non-ticket Revenue. We recognize non-ticket revenue for baggage fees, seat selection fees and on-board sales when the associated flight occurs and change and booking fee revenue as the transactions occur. We also recognize non-ticket revenue for our bundled products, The Works and The Perks. Fees sold in advance of the flight date are initially recorded as an air traffic liability. Non-ticket revenue also includes services not directly related to providing transportation, such as revenue from our Early Returns affinity credit card program, as described in “—Frequent Flyer Program,” and our Discount Den membership program.

Frequent Flyer Program

Our Early Returns frequent flyer program provides frequent flyer travel awards to program members based on accumulated miles. Miles are accumulated as a result of travel, purchases using the co-branded credit card and purchases from other participating partners. The program has a six-month expiration period for unused miles from the month of last account activity, excluding redemption activity. For all miles earned under the Early Returns program, we have an obligation to provide future travel when these reward miles are redeemed.

With respect to miles earned as a result of travel, or flown miles, we recognize a liability, representing the incremental cost associated with the obligation to provide travel in the future, as miles are earned by passengers. Incremental cost for miles to be redeemed on our flights is estimated based on historical costs, which include the cost of aircraft fuel, insurance, security, ticketing and reservation costs, net of redemption fees. We adjust our liability periodically for changes in our estimate of incremental cost, average miles to redeem and breakage estimates.

We sell award miles to participating companies, including credit card and car rental companies. We account for member miles sold to our partners as multiple-element arrangements. These arrangements consist of three elements: (i) travel miles to be awarded, (ii) licensing of brand and access to member lists, and (iii) advertising and marketing efforts. We established the estimated selling price for all deliverables that qualify for separation and allocated arrangement consideration based on relative selling price. In establishing the selling price, we first determined whether vendor-specific objective evidence of selling price or third-party evidence of selling price existed. We determined that neither vendor-specific objective evidence of selling price nor third-party evidence existed due to the uniqueness of our program. As such, we developed our best estimate of the selling price for all deliverables. For the selling price of travel, we considered a number of entity-specific factors including the number of miles needed to redeem an award, average fare of comparable segments, breakage, restrictions and other charges. For licensing of brand and access to member lists, we considered both market-specific factors and entity-specific factors, including general profit margins realized in the marketplace/industry, brand power, market royalty rates and size of customer base. For the advertising and marketing element, we considered market-specific factors and entity-specific factors including our internal costs of providing services, volume of marketing efforts and overall advertising plan. Consideration allocated based on the relative selling price to both brand licensing and advertising elements is recognized as non-ticket revenue in the month of sale.

The consideration allocated to the transportation portion of these mileage sales is deferred and recognized as passenger revenue based on the redemption method. Breakage is recorded under the redemption method using miles expected to be redeemed and the recorded deferred revenue balance to determine a weighted-average rate, which is then applied to the actual miles redeemed. Redemptions are allocated between sold and flown miles based on historical patterns. Current and future changes to the expiration policy or to program rules and program redemption opportunities may result in material changes to the frequent flyer liability balance, as well as recognized revenue from the program. In addition, there are pending significant changes in the manner in which airlines account for frequent flyer programs. For instance, see “Recent Accounting Pronouncements.”

Aircraft Maintenance

Under our aircraft operating lease agreements and FAA operating regulations, we are obligated to perform all required maintenance activities on our fleet, including component repairs, scheduled air frame checks and major engine restoration events. Heavy maintenance events include six-year and 12-year airframe checks, engine overhauls, limited life parts replacement and overhauls to major components. Certain maintenance functions are performed by third-party specialists under contracts that require payment based on a utilization measure such as flight hours.

We account for heavy maintenance under the deferral method wherein the cost of heavy maintenance is deferred in flight equipment and depreciated over the earlier of the period until the next estimated heavy maintenance event or the remaining lease term or useful life of the aircraft. Heavy maintenance events occurring closer to the end of the lease term will be depreciated over the remaining lease term rather than over the period to the next estimated heavy maintenance event. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the third-party service provider, are expensed based on contractual payment terms. Routine cost for maintaining the airframes and engines and line maintenance are charged to maintenance materials and repairs expense as performed.

The timing and cost of the next heavy maintenance event is estimated based on assumptions including estimated usage, FAA-mandated maintenance intervals, current condition of the related component, the age of the related component and average removal times as suggested by the manufacturer. These assumptions may change based on changes in the utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the estimated timing of the next maintenance event is extended or shortened, the related depreciation period would be lengthened or shortened prospectively, resulting in lower depreciation expense over a longer period or higher depreciation expense over a shorter period, respectively.

The following table summarizes information regarding our maintenance expense for the periods presented (in millions):

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
Maintenance materials and repairs	$39	$50	$48	$14	$14
Depreciation of heavy maintenance(1)	6	32	49	9	7

Total maintenance expense	$45	$82	$97	$23	$21

(1)	Includes accelerated depreciation expense of $12 million and $17 million for the years ended December 31, 2016 and 2015, respectively, related to the Lease Modification Program.

Maintenance Reserves

Certain of our aircraft and spare engine lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our required performance of heavy maintenance events. As of March 31, 2017, our scheduled lease returns and the applicability of maintenance reserves for our leased aircraft were as follows:

	A319	A320ceo	A320neo	A321	Total
Scheduled Lease Returns:
Remainder of 2017	3	2	—	—	5
2018	10	3	—	—	13
2019	2	1	—	—	3
2020	2	1	—	—	3
2021	—	1	—	—	1
2022	—	4	—	—	4
Thereafter	—	12	5	16	33

Total	17	24	5	16	62

Maintenance Reserves:
Not subject to maintenance reserves	—	5	—	16	21
Subject to maintenance reserves if certain thresholds are not met(a)	—	4	5	—	9
Subject to maintenance reserves(b)	17	15	—	—	32

Total	17	24	5	16	62

(a)	At December 31, 2016, the thresholds were not met for the five A320neo aircraft and, therefore, we are paying maintenance reserves until the thresholds are met. The leases for the five A320neo aircraft expire by 2030. The thresholds were met for the four A320ceos.
(b)	Leases requiring maintenance reserves to be paid are scheduled to expire at the end of 2022.

Our lease agreements with maintenance reserve requirements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of either (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Substantially all of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. We retain the risk for the actual cause of the event.

At lease inception and at each balance sheet date, we assess whether the maintenance reserve payments required by the lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are substantively and contractually related to the maintenance of the leased asset are accounted for as maintenance deposits. Maintenance reserves expected to be recovered from lessors are reflected as aircraft maintenance deposits on our balance sheets. When it is not probable we will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent.

We make various assumptions to determine the recoverability of maintenance reserves, such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours and cycles the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates are accounted for on a cumulative catch-up basis.

Certain of our lease agreements also provide that some or all of the maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to us and will be retained by the lessor. Consequently, we have determined that any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and, therefore, are accounted for as supplemental rent. We expect to incur maintenance reserves after the last major maintenance events resulting in higher rent expense in the final years of applicable leases. Maintenance reserves held by lessors that are refundable to us at the expiration of the lease are accounted for as aircraft maintenance deposits on the balance sheet when they are paid and offset any related lease return costs.

Leased Aircraft Return Costs

Our aircraft lease agreements often contain provisions that require us to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. Leased return costs are recorded as a component of aircraft rent and are characterized as maintenance reserves. Our accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

Lease return costs include all costs that would be incurred at the return of the aircraft including costs incurred to repair the airframe and engines to the required condition as specified by the lease. Lease return costs could include, but are not limited to, redelivery cost, redelivery crew cost, final inspections, reconfiguration of the cabin, repairs to the airframe and airframe overhauls, painting, overhaul of engines, replacement of components and fuel. Such estimated costs exclude the costs of maintenance events that are covered by reserves on deposit with the relevant lessor or routine maintenance costs that are recorded in maintenance expense.

Lease return costs are recognized beginning when it is probable that such costs will be incurred and they can be estimated. Incurrence of lease return costs becomes probable and the amount of those costs can typically be estimated near the end of the lease term. When determining probability and estimated cost, there are various factors that need to be considered such as the current condition of the aircraft, the age of the aircraft at lease expiration, the number of hours run on the engines, the number of cycles run on the airframe, the projected number of hours run on the engine at the time of return, the number of projected cycles run on the airframe at the time of return, the extent of repairs needed, if any, at return, the return location, the current configuration of the aircraft, the current paint of the aircraft, the estimated escalation of cost of repairs and materials at the time of return and the current flight hour agreement rates.

In addition, typically near the lease return date, the lessors may allow reserves to be applied as return condition consideration or pass on certain return provisions if they do not align with their current plans to remarket the aircraft. When costs become both probable and estimable, they are accrued on a straight-line basis as contingent rent through the remaining lease term. Because we expect return costs to be estimable near the end of the lease term, contingent rent for related aircraft will be higher near the end of the lease term. We expect to incur significant return costs in the remainder of 2017 and 2018 because the leases for five and 13, respectively, of our aircraft that we acquired from our predecessor are scheduled to terminate. In certain circumstances, such operating leases may be extended. We cannot estimate such costs with precision because they depend on a number of operating and other factors, including aircraft utilization, the result of aircraft inspections and the actual cost of maintenance events or other costs related to the return of a given aircraft.

Measurement of Asset Impairment

Our indefinite-lived intangible assets consist of take-off and landing slots at LaGuardia Airport (LGA) and Ronald Reagan Washington National Airport (DCA) and trademarks. Because we have determined these are intangible assets with indefinite lives, we apply a fair value-based impairment test to the carrying value of such intangible assets annually on October 1st, or more frequently if certain events or circumstances indicate that an impairment loss may have been incurred. We assess the value of indefinite-lived assets under either a qualitative or quantitative approach. Under a qualitative approach, we consider various market factors, including applicable key assumptions listed below. These factors are analyzed to determine if events and circumstances have affected the fair value of indefinite-lived intangible assets. If we determine that it is more likely than not that the value of an indefinite-lived intangible asset is impaired, the quantitative approach is used to assess the asset’s fair value and the amount of the impairment. If the asset’s carrying value exceeds its fair value calculated using the quantitative approach, an impairment charge is recorded for the difference in fair value and carrying value.

Factors which could result in future impairment of owned landing slots include, but are not limited to, an unfavorable change in competition in the slotted airport or a nearby airport and significantly higher prices for jet fuel. As part of this evaluation, we assess whether changes in macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and certain events specific to us have occurred which would impact the use and/or fair value of these assets.

Based on our unaudited qualitative analysis performed during the first quarter of 2017, we concluded it is more likely than not that the fair values of our indefinite-lived intangibles assets are greater than the carrying amount. Therefore, a quantitative analysis was not necessary and no impairment was recorded.

Finite-lived intangible assets consist primarily of our affinity credit card program relationship established in connection with our acquisition by Indigo and are amortized over their estimated economic useful lives.

We record impairment charges on long-lived assets used in operations and finite-lived intangible assets when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets and the net book value of the assets exceeds their estimated fair value. In making these determinations, we use certain assumptions, including, but not limited to, estimated fair value of the assets and estimated undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions, such as expected asset utilization, expected length of service the asset will be used in our operations and estimated salvage values. No impairment charges were recorded in the three months ended March 31, 2017 or 2016, or the years ended December 31, 2016, 2015 or 2014.

Derivative Instruments

Our results of operations can vary materially due to changes in the price and availability of aircraft fuel. We may enter into derivative contracts, such as purchased call options, collars or swaps, in order to reduce our exposure to fuel price increases. Derivative instruments are stated at fair value, net of any collateral postings.

Beginning in 2015, we formally designated and accounted for the derivative instruments that met established accounting criteria under U.S. GAAP as cash flow hedges. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is recorded in accumulated other comprehensive income/loss, or AOCI/L, a component of stockholders’ equity in the consolidated balance sheets. In general, we recognize the associated gains or losses deferred in AOCI/L as a component of aircraft fuel expense in the period that the jet fuel is consumed. Ineffectiveness, if any, related to our changes in estimates about the forecasted transaction is recognized directly in earnings during the period incurred. For derivative instruments that are not designated as cash flow hedges, the gain or loss on the instrument is recognized in current period earnings. We did not have any derivative instruments designated as cash flow hedges during the year ended December 31, 2014.

Stock-Based Compensation

On December 3, 2013, to give effect to the reorganization of our corporate structure in connection with the acquisition by Indigo, an agreement was reached to amend and restate a phantom equity agreement that was in place with our predecessor and Frontier pre-acquisition. Under the terms of this agreement, the pilots employed by Frontier in June 2011, when an amendment to the underlying collective bargaining agreement was approved, who we refer to as the Participating Pilots, through their agent, FAPAInvest, LLC, received phantom equity units which were the economic equivalent of 231,000 shares of our common stock, representing 4% of our common stock as of June 30, 2014. Each unit constitutes the right to receive common stock or cash in connection with certain events, including a qualifying initial public offering, such stock to be distributed or cash paid to the Participating Pilots in installments in 2020 and 2022 (such as this offering) based on a predetermined formula. The phantom equity units are required to be paid in cash absent a qualifying initial public offering. The phantom equity units were fully vested at December 31, 2016 and are subject to adjustment for certain events, including cash dividends declared with respect to our common stock.

In August 2011, Frontier obtained concessions from its flight attendants in exchange for a contingent contractual equity participation in Frontier, which was subject to performance conditions. At December 31, 2016 and 2015, the performance conditions giving rise to the contingent equity participation in Frontier for the flight attendants had not been achieved. Therefore, no liability or corresponding stock-based compensation had been recorded for these periods. On March 15, 2017, Frontier entered into the LOA with the union representing our flight attendants (AFA-CWA). The LOA was the result of a negotiation between Frontier and the AFA-CWA and extinguishes the flight attendants’ contingent contractual equity participation in Frontier by providing a $40 million aggregate cash settlement of their contingent contractual equity participation in Frontier, payable by Frontier to participating flight attendants over a six-month period commencing June 1, 2017. The $40 million settlement and related payroll taxes of $3 million are reflected within salaries, wages and benefits in the consolidated statement of operations for the three months ended March 31, 2017. The resulting $43 million charge is accrued for within other current liabilities in the consolidated balance sheet as of March 31, 2017.

We also grant stock options and restricted stock awards to the members of our board of directors and certain employees and consultants. Our policy is to grant options with an exercise price equal to the fair market value of the underlying common stock on the date of grant. During the three months ended March 31, 2017 and 2016, 5,375 and 49,250 stock options were granted, respectively, and no restricted stock awards were issued. During the year ended December 31, 2016, 53,475 stock options were granted and 1,455 shares of restricted stock awards were issued. Generally, stock options vest over four years. As of March 31, 2017, there was $5 million of total unrecognized compensation cost related to share-based grants to be recognized over approximately two years.

We measure and recognize compensation expense related to all stock-based awards, including stock options, based on their estimated fair value on the grant date for awards to employees. The fair value of each stock-based award is estimated on the grant date using the Black-Scholes option-pricing model. Restricted stock awards are valued at the fair value of the shares on the date of grant. We recognize stock-based compensation expense, net of forfeitures, on a straight-line basis over the requisite service periods of the awards, which are generally four years. Forfeitures are recognized as they occur. We account for phantom stock units using the liability method because our phantom stock units can be redeemed for either cash or common stock. Fair value is re-measured at the end of each reporting period and is based on our common stock valuation. Compensation expense for phantom stock units is recognized on a straight-line basis over the vesting period based on the award’s estimated fair value.

Common Stock Valuation

We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based awards was determined by our board of directors based, in part, on the most recent third-party valuation report obtained by our board of directors as of the grant date. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our stock-based compensation expense, net income and net income per share could have been significantly different.

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock, including the most recent third-party valuation report obtained by our board of directors as of the grant date, the value of our tangible and intangible assets, the present value of future cash flows, the market value of similar companies engaged in substantially similar business, particularly those which are at similar stages of development, discounts for lack of common stock liquidity, our development stage and our anticipated operating results.

Our enterprise value was estimated by using market multiples and a discounted cash flow analysis based on plans and estimates used by management to manage the business. We evaluated comparable publicly-traded companies in the airline industry. We used market multiples after considering the risks associated with the strategic shift in our business, the availability of financing, labor relations and an intensely competitive industry. The estimated value was then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those available to stockholders of public companies, which impacts liquidity.

The determination of the fair values of our non-public common stock and stock-based awards are based on estimates and forecasts described above that may not reflect actual market results. These estimates and forecasts require us to make judgments that are highly complex and subjective. Additionally, past valuations relied on reference to other companies for the determination of certain inputs. After completion of this offering, future stock-based grant values will be based on quoted market prices.

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Our capacity, as measured by ASMs, increased by 21% for the three months ended March 31, 2017, as compared to the corresponding prior year period, as a result of changes to our seat density, a strategic shift toward larger aircraft in our fleet and an increase in our average number of aircraft in service, from 59 in the three months ended March 31, 2016 to 65 in the three months ended March 31, 2017. Our total revenue per available seat mile declined from 9.13¢ to 8.81¢, or 4%, reflecting competitive pricing actions as a result of capacity growth, relatively low fuel prices and Easter weekend falling in April. While fuel prices have remained historically low, our fuel costs increased by $39 million, or 32% on a per ASM basis, due primarily to an increase in the fuel cost per gallon from $1.32 to $1.88 per gallon. Our fuel gallons consumed increased by 13%, significantly less than our 21% increase in available seat miles, due to the impact of larger aircraft, more fuel-efficient aircraft and higher seat density. As a result of the continuation of our disciplined approach to cost control, we reduced our Adjusted CASM (excluding fuel) from 5.90¢ to 5.50¢.

The results for the three months ended March 31, 2017 include a charge of $43 million related to the negotiated settlement of our flight attendants’ contingent contractual equity participation in Frontier. The results for the three months ended March 31, 2017 includes $18 million of expenses related to the pilot’s phantom equity resulting from an increase in our equity valuation as well as the expense associated with the $7 million they were entitled to receive pursuant to the Pilot Phantom Equity Agreement as a result of the $165 million dividend declared in February 2017. During the three months ended March 31, 2016, the pilot phantom equity related expenses totaled $10 million and we incurred $7 million of costs related to our Lease Modification Program. The aforementioned expenses incurred during the three months ended March 31, 2017 generated a breakeven result for the quarter as compared to net income of $30 million during the prior year period. Adjusted net income totaled $39 million and $41 million for the three months ended March 31, 2017 and 2016, respectively. The decrease of $2 million in our Adjusted net income is primarily the result of the $39 million higher fuel costs in the three months ended March 31, 2017 as compared to the prior year and total revenue per available seat mile declined by 4% reflecting competitive pricing actions. These impacts were substantially offset by a $62 million, or 17%, increase in total revenue less a $30 million, or 13%, increase in operating expenses (excluding fuel) resulting from capacity growth of 21% in the three months ended March 31, 2017 as compared to the prior year period.

Operating Revenues

	Three Months Ended March 31,
Operating revenues ($ in millions):	2016		2017		Change
Passenger	$219		$234		$15		7%
Non-ticket	149		196		47		32%

Total operating revenues	$368		$430		$62		17%

Operating statistics:
Available seat miles (millions)	4,034		4,882		848		21%
Revenue passenger miles (millions)	3,534		4,201		667		19%
Average stage length (statute miles)	1,074		1,124		50		5%
Load factor	87.6%		86.0%		(1.6	) pts	N/A
Total revenue per available seat mile (RASM)	9.13	¢	8.81	¢	(0.32	)¢	(4%)
Total revenue per passenger	$112.83		$115.85		$3.02		3%
Passengers (thousands)	3,263		3,711		448		14%

Total revenue increased $62 million, or 17%, for the three months ended March 31, 2017 as compared to the corresponding prior year period. The increase was due to a $47 million, or 32%, increase in non-ticket revenue and a $15 million, or 7%, increase in passenger revenue. Total revenue per available seat mile declined by 4% reflecting competitive pricing actions as a result of 21% capacity growth and Easter weekend falling in April. The increase in our non-ticket revenue was due to higher convenience booking fees in the first quarter of 2017 as compared to the prior year along with higher baggage and seat revenue. For a further discussion of non-ticket revenue, see Note 1 to our consolidated financial statements.

During the first quarter of 2017, we added a net of two new aircraft to the fleet, opened two new routes and announced new routes to San Juan, Puerto Rico beginning in June 2017. In March 2017, we announced that we intend to discontinue service to Cuba in June 2017 due to inadequate traffic.

Our capacity, as measured by ASMs, increased by 21% for the three months ended March 31, 2017, as compared to the corresponding prior year period, as a result of changes to our seat density, a strategic shift toward larger aircraft in the fleet and an increase in our average aircraft in service from 59 in the three months ended March 31, 2016 to 65 in the three months ended March 31, 2017.

Operating Expenses

	Three months Ended March 31,							Cost per ASM				Change
Operating expenses ($ in millions):	2016		2017		Change			2016		2017		%
Aircraft fuel	$63		$102		$39		62%	1.57	¢	2.08	¢	32%
Salaries, wages and benefits	71		133		62		87%	1.76		2.72		55%
Station operations	53		53		—		—	1.31		1.09		(17%)
Aircraft rent	50		59		9		18%	1.24		1.21		(2%)
Sales and marketing	17		19		2		12%	0.42		0.39		(7%)
Maintenance materials and repairs	14		14		—		—	0.35		0.29		(17%)
Depreciation and amortization	18		13		(5)		(28%)	0.45		0.27		(40%)
Other operating expenses	32		39		7		22%	0.79		0.81		3%

Total operating expenses	$318		$432		$114		36%	7.89	¢	8.86	¢	12%

Operating statistics:
Available seat miles (millions)	4,034		4,882		848		21%
Average stage length (statute miles)	1,074		1,124		50		5%
Departures	22,248		23,647		1,399		6%
CASM (excluding fuel)	6.32	¢	6.78	¢	0.46	¢	7%
Adjusted CASM (excluding fuel)	5.90	¢	5.50	¢	(0.40	)¢	(7%)
Fuel cost per gallon	$1.32		$1.88		$0.56		42%
Fuel gallons consumed (thousands)	47,812		54,187		6,375		13%

Reconciliation of CASM to Adjusted CASM (excluding fuel):

	Three months Ended March 31,
	2016		2017
	(in millions)	Per ASM	(in millions)	Per ASM
CASM		7.89 ¢		8.86 ¢
Aircraft fuel	$(63)	(1.57)	$(102)	(2.08)

CASM (excluding fuel)		6.32 ¢		6.78 ¢
Pilot phantom equity(a)	(10)	(0.25)	(18)	(0.37)
Salaries, wages and benefits—flight attendant settlement(b)	—	—	(43)	(0.89)
Salaries, wages and benefits—other(c)	—	—	(1)	(0.02)
Lease Modification Program(d):
Depreciation	(6)	(0.15)	—	—
Aircraft rent	(1)	(0.02)	—	—

Adjusted CASM (excluding fuel)		5.90 ¢		5.50 ¢

(a)	Represents the impact of the change in value and vesting of phantom stock units pursuant to the Pilot Phantom Equity Plan. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(b)	Represents the $43 million expense relating to the LOA entered into with the union representing our flight attendants (AFA-CWA) on March 15, 2017. See “—Critical Accounting Estimates—Stock Based Compensation.”
(c)	Represents expenses associated with the ratification of labor agreements.
(d)	Represents depreciation of $6 million and aircraft rent of $1 million for the three months ended March 31, 2016 related to the Lease Modification Program. See “Fleet Plan.”

Aircraft Fuel. Aircraft fuel expense increased by $39 million, or 62%, during the three months ended March 31, 2017, as compared to the corresponding prior year period. On a per-ASM basis, aircraft fuel expense increased by 32%. The increase was primarily due to a 42% increase in the fuel cost per gallon, which was partly offset by the introduction of more fuel efficient aircraft. Our fuel gallons consumed increased by 13%, significantly less than our 21% increase in available seat miles, due to the impact of larger aircraft, more fuel-efficient aircraft, higher seat density and lighter weight seats.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $62 million, or 87%, during the three months ended March 31, 2017, as compared to the corresponding prior year period. Salaries, wages and benefits include a $43 million expense related to the negotiated settlement of our flight attendants’ equity participation in Frontier and $1 million of one-time expenses related to the ratification of the maintenance contract in February 2017. In addition, we incurred charges of $18 million and $10 million during the three months ended March 31, 2017 and 2016, respectively, for pilot phantom equity based upon valuation adjustments in both periods and incremental vesting during the prior year period. Excluding the impact of the settlement with the flight attendants, ratification of the maintenance contract and the pilot phantom equity, salaries, wages and benefits increased by $10 million, or 16%, largely reflecting new hire pilots and flight attendants to support capacity growth.

Station Operations. Station operations expense did not change during the three months ended March 31, 2017, as compared to the corresponding prior year period, and station operations expense per ASM decreased by 17%, as a result of more favorable weather and our continued focus on cost control.

Aircraft Rent. Aircraft rent expense increased by $9 million, or 18%, during the three months ended March 31, 2017, as compared to the corresponding prior year period, primarily as a result of the addition of new, larger aircraft. As of March 31, 2017, our fleet size totaled 68 aircraft and was comprised of 26 A320s, 21 A319s, 16 A321s and five A320neos. During the three months ended March 31, 2016, our fleet size totaled 59 aircraft and was comprised of 30 A319s, 23 A320s and six A321s.

Sales and Marketing. Sales and marketing expense increased by $2 million, or 12%, and decreased on a per ASM basis by 7% during the three months ended March 31, 2017, as compared to the corresponding prior year period, primarily due to a decrease in booking fees as a result of a higher proportion of bookings on our website, our lowest cost distribution channel, this decrease was partly offset by credit card fees relating to higher sales. The following table presents our distribution channel mix:

	Three months Ended March 31,
Distribution Channel	2016	2017	Change
Our website, mobile app and other direct channels	62%	67%	5	pts
Third-party channels	38	33	(5)

Maintenance Materials and Repairs. Maintenance materials and repair costs did not change during the three months ended March 31, 2017, as compared to the corresponding prior year period. These costs decreased by 17% on an ASM basis. This decrease was primarily due to the timing and mix of maintenance events as well as the timing of new aircraft deliveries, which resulted in lower cost events in the three months ended March 31, 2017 as compared to the corresponding prior year period.

Depreciation and Amortization. Depreciation and amortization expense decreased by $5 million, or 28%, and decreased on a per ASM basis by 40% during the three months ended March 31, 2017, as compared to the corresponding prior year period. This decrease was primarily due to the impact of our Lease Modification Program during 2016, which was partly offset by increased heavy maintenance activity. Our Lease Modification Program resulted in additional depreciation of $6 million during the three months ended March 31, 2016 due to our accelerated lease returns.

Other Operating Expenses. Other operating expenses increased by $7 million, or 22%, and increased on a per ASM basis by 3% during the three months ended March 31, 2017, as compared to the corresponding prior year period, due to higher aircraft utilization and larger and higher density aircraft.

Other Expense

Other expense decreased from $1 million in the three months ended March 31, 2016 to $0 million in the three months ended March 31, 2017 due to interest earned on a larger cash balance in the three months ended March 31, 2017.

Income Taxes

In the three months ended March 31, 2017, our effective tax rate was 89.3% as compared to 38.6% in the three months ended March 31, 2016. The tax benefit during the three months ended March 31, 2017 that was applied to our $2 million loss before taxes included a $1 million excess tax benefit associated with stock option repurchases during the quarter. Our tax rate will vary depending on the amount of income we earn in each state and the state tax rate applicable to such income.

Year ended December 31, 2016 Compared to Year ended December 31, 2015

We had net income of $200 million in 2016 as compared to net income of $146 million in 2015. In 2016, we had operating income of $317 million as compared to operating income of $233 million in 2015. Our 2016 results reflected the full year impact of our strategic decisions to change our route network and revenue management strategy by reducing our Denver concentration to mitigate seasonality, change in our pricing and fee structure, increase our seat density using lightweight, slim-line seats, execute our fleet plan, transition to third-party specialists for services such as our ground handling, call center and catering, and change our hedging strategy to use out-of-the-money call options.

Our 2016 financial results reflect the execution of our strategy to stimulate demand by passing on a portion of our cost reductions to our customers. As we executed on our strategy, we incurred a number of special charges during 2015 and 2016. Our Lease Modification Program, pursuant to which we amended the operating leases for 10 A319 aircraft, resulted in a special charge of $43 million during 2015 as well as accelerated depreciation of $12 million and $17 million and rent-related expenses of $4 million and $7 million during 2016 and 2015, respectively, due to the significantly shortened lease terms on the 10 A319 aircraft included in this program. We also incurred $40 million and $43 million in non-cash compensation expense in 2016 and 2015, respectively, related to the increased value in and incremental vesting of phantom stock units awarded to the Participating Pilots.

In 2016, we continued our disciplined and aggressive approach to cost control. Our increased seat density in 2016 resulted in lower unit costs. From 2015 to 2016, our Adjusted CASM (excluding fuel) decreased by 7% to 5.43¢ as a result of our strategic initiative implementation. In addition, we had a 16% reduction in fuel cost per gallon.

Operating Revenues

	Year ended December 31,
Operating revenues ($ in millions):	2015		2016		Change
Passenger	$1,203		$988		$(215)		(18%)
Non-ticket	401		726		325		81%

Total operating revenues	$1,604		$1,714		$110		7%

Operating statistics:
Available seat miles (millions)	15,229		18,366		3,137		21%
Revenue passenger miles (millions)	13,400		16,015		2,615		20%
Average stage length (statute miles)	1,002		1,060		58		6%
Load factor	88.0%		87.2%		(0.8	) pts	N/A
Total revenue per available seat mile (RASM)	10.53	¢	9.33	¢	(1.20	)¢	(11%)
Total revenue per passenger	$121.66		$114.72		$(6.94)		(6%)
Passengers (thousands)	13,184		14,937		1,753		13%

Total revenue increased by $110 million, or 7%, from 2015 to 2016 due to a $325 million or 81% increase in non-ticket revenue from 2015 to 2016, partially offset by a $215 million, or 18%, decrease in passenger revenue. Total revenue per available seat mile declined by 11% reflecting competitive pricing actions as a result of capacity growth and lower fuel prices, along with a $71 million decrease in our charter revenue due to our decision to largely exit the charter business by the end of 2016. The impact of the competitive pricing actions along with the decrease in charter revenue were the primary contributors to the 18% decrease in passenger revenue.

The increase in our non-ticket revenue was primarily due to the full-year impact of changes made in 2015 to our pricing and fee structure and product offerings that resulted in a $185 million increase in service fees and an $87 million increase in baggage fees. These changes included the introduction of convenience booking fees in the second half of 2015 as well as changes to our baggage pricing structure during the first half of 2015. The remaining increase in non-ticket revenue was driven by an increase in seat selection fees and various other non-ticket revenue sources. Our capacity, as measured by ASMs, increased by 21% in 2016 as compared to 2015 as a result of changes to our seat density, a strategic shift toward larger aircraft in the fleet and an increase in our average aircraft in service from 56 in 2015 to 61 in 2016. For a further discussion of non-ticket revenue, see Note 1 to our consolidated financial statements.

During 2016, we added a net of five new aircraft to the fleet, opened over 80 new routes and introduced routes to Colorado Springs, Columbus, San Antonio, Havana and Pittsburgh. This change has not only diversified our revenue sources but provided us with the network footprint which we believe will allow us to stimulate demand over time in underserved markets. In March 2017, we announced that we intend to discontinue service to Cuba in June 2017 due to inadequate traffic.

Operating Expenses

	Year Ended December 31,						Cost per ASM				Change
Operating expenses ($ in millions):	2015		2016		Change		2015		2016		%
Aircraft fuel	$369		$343		$(26)	(7%)	2.43	¢	1.87	¢	(23%)
Salaries, wages and benefits	285		287		2	1%	1.87		1.56		(17%)
Station operations	202		228		26	13%	1.33		1.24		(7%)
Aircraft rent	171		209		38	22%	1.12		1.14		2%
Sales and marketing	79		72		(7)	(9%)	0.52		0.39		(25%)
Maintenance materials and repairs	50		48		(2)	(4%)	0.33		0.26		(21%)
Depreciation and amortization	54		75		21	39%	0.35		0.41		17%
Special charges	43		—		(43)	(100%)	0.28		—		(100%)
Other operating expenses	118		135		17	14%	0.78		0.74		(5%)

Total operating expenses	$1,371		$1,397		$26	2%	9.01	¢	7.61	¢	(16%)

Operating statistics:
Available seat miles (millions)	15,229		18,366		3,137	21%
Average stage length (statute miles)	1,002		1,060		58	6%
Departures	97,222		99,369		2,147	2%
CASM (excluding fuel)	6.58	¢	5.74	¢	(0.84)¢	(13%)
Adjusted CASM (excluding fuel)	5.86	¢	5.43	¢	(0.43)¢	(7%)
Fuel cost per gallon	$1.90		$1.59		$(0.31)	(16%)
Fuel gallons consumed (thousands)	194,846		215,830		20,984	11%

Reconciliation of CASM to Adjusted CASM (excluding fuel):

	2015		2016
	(in millions)	Per ASM	(in millions)	Per ASM
CASM		9.01 ¢		7.61 ¢
Aircraft fuel	$(369)	(2.43)	$(343)	(1.87)

CASM (excluding fuel)		6.58 ¢		5.74 ¢
Pilot phantom equity(a)	(43)	(0.28)	(40)	(0.22)
Lease Modification Program(b):
Special charge	(43)	(0.28)	—	—
Depreciation	(17)	(0.11)	(12)	(0.07)
Aircraft rent	(7)	(0.05)	(4)	(0.02)

Adjusted CASM (excluding fuel)		5.86 ¢		5.43 ¢

(a)	Represents the impact of the change in value and vesting of phantom stock units pursuant to the Pilot Phantom Equity Plan. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(b)	Represents (i) a special charge of $43 million in 2015, primarily relating to aircraft maintenance obligations and non-recoverable maintenance deposits associated with the early termination of leases for 10 of our A319 aircraft and (ii) accelerated depreciation of $12 million and $17 million in 2016 and 2015, respectively, and aircraft rent of $4 million and $7 million in 2016 and 2015, respectively, as a result of significantly shortened lease terms with respect to such aircraft.

Aircraft Fuel. Aircraft fuel expense decreased by $26 million, or 7%, from 2015 to 2016. On a per-ASM basis, aircraft fuel expense decreased by 23% from 2015 to 2016. The decrease was primarily due to a 16% decline in the fuel cost per gallon offset, in part, by an increase in our fuel consumption. Our fuel gallons consumed increased by 11%, significantly less than our 21% increase in available seat miles, due to the impact of larger aircraft, more fuel-efficient aircraft, higher seat density and lighter weight seats.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $2 million, or 1%, from 2015 to 2016. Salaries, wages and benefits expense per ASM decreased by 17% from 2015 to 2016. We incurred charges of $40 million and $43 million during 2016 and 2015, respectively, for pilot phantom stock units based upon incremental vesting and valuation adjustments. Excluding the impact of pilot phantom equity, salaries, wages and benefits increased by $5 million, or 2%, largely reflecting new hire pilots and flight attendants to support capacity growth.

Station Operations. Station operations expense increased by $26 million, or 13%, from 2015 to 2016, primarily due to increases in passenger volume and aircraft size and changes to our route network to reduce our concentration in Denver, which resulted in an increase in the overall number of ground handlers required across our route network. Station expense per ASM decreased by 7% from 2015 to 2016.

Aircraft Rent. Aircraft rent expense increased by $38 million, or 22%, from 2015 to 2016 primarily as a result of increased lease return costs as more of our fleet approached the end of lease term along with the associated higher unrecoverable maintenance costs and higher rent associated with larger aircraft. In addition, our fleet size increased by five aircraft during 2016 to 66 aircraft, comprised of 27 A320s, 22 A319s, 13 A321s and four A320neos in 2016 compared to 33 A319s, 23 A320s, and five A321s in 2015. Aircraft rent expense per ASM increased by 2% from 2015 to 2016 due to our increased utilization.

Sales and Marketing. Sales and marketing expense decreased by $7 million, or 9%, and decreased on a per ASM basis by 25% from 2015 to 2016, primarily due to the full-year impact of new distribution contracts executed during 2015 and a decrease in booking fees as a result of a higher proportion of bookings on our website, our lowest cost distribution channel. These benefits were offset, in part, by credit card fees relating to higher sales. The following table presents our distribution channel mix:

	Year Ended December 31,
Distribution Channel	2015	2016	Change
Our website, mobile app and other direct channels	58%	63%	5	pts
Third-party channels	42	37	(5)

Maintenance Materials and Repairs. Aircraft maintenance costs decreased by $2 million, or 4%, from 2015 to 2016 and aircraft maintenance expense per ASM decreased by 21% from 2015 to 2016. This decrease was primarily due to a slight reduction in the average age of our fleet, which resulted in a favorable timing and mix of maintenance events.

Depreciation and Amortization. Depreciation and amortization expense increased by $21 million, or 39%, from 2015 to 2016. Depreciation and amortization per ASM increased by 17% from 2015 to 2016. This increase was primarily due to increased heavy maintenance activity relating to aircraft being returned to our lessors. Our Lease Modification Program resulted in additional depreciation of $12 million and $17 million in 2016 and 2015, respectively, for our accelerated lease returns.

Special Charges. We incurred special charges of $43 million during 2015 related to our Lease Modification Program as described in “—Fleet Plan.” Special charges were 0.28¢ per ASM in 2015.

Other Operating Expenses. Other operating expenses increased by $17 million, or 14%, from 2015 to 2016 while other operating expenses per ASM decreased by 5% from 2015 to 2016 due to higher aircraft utilization and larger and higher density aircraft.

Other Expense

Other expense decreased from $5 million in 2015 to $1 million in 2016 due to interest earned on our growing cash balance and lower net interest expense in 2016 compared to 2015 due to higher amounts of capitalized interest in 2016.

Income Taxes

In 2016, our effective tax rate was 36.6% as compared to 36.2% in 2015. Our tax rate can vary depending on the amount of income we earn in each state and the state tax rate applicable to such income.

Year ended December 31, 2015 Compared to Year ended December 31, 2014

Following the 2013 acquisition, we implemented our strategy of Low Fares Done Right, which significantly reduced our cost base in 2015 over 2014 by increasing aircraft utilization, transitioning our fleet to larger aircraft, maximizing seat density, renegotiating our distribution agreements, realigning our network, replacing our reservation system, enhancing our website, boosting employee productivity and contracting with specialists to provide us with select operating and other services.

Our 2015 financial results reflect the execution of our Low Fares Done Right strategy to stimulate demand by passing on a portion of our cost reductions to our customers. As we executed our strategic shift, we incurred a number of special charges during 2014 and 2015. Our Lease Modification Program resulted in a special charge of $43 million during 2015 as well as accelerated depreciation of $17 million and rent-related expenses of $7 million during 2015 due to the significantly shorter lease terms. We incurred $43 million in non-cash compensation expense related to the increased value in and incremental vesting of phantom stock units awarded to our pilots in 2015 as compared to $6 million in 2014.

In 2015, we continued our disciplined approach to cost control. Our increased seat density in 2015 resulted in lower unit costs. From 2014 to 2015, our Adjusted CASM (excluding fuel) decreased by 12% to 5.86¢ as a result of our strategic initiative implementation. In addition, we had a 42% reduction in fuel cost per gallon.

Operating Revenues

	Year ended December 31,
Operating revenues ($ in millions):	2014		2015		Change
Passenger	$1,328		$1,203		$(125)		(9%	)
Non-ticket	265		401		136		51%

Total operating revenues	$1,593		$1,604		$11		1%

Operating statistics:
Available seat miles (millions)	12,332		15,229		2,897		23%
Revenue passenger miles (millions)	11,152		13,400		2,248		20%
Average stage length (statute miles)	897		1,002		105		12%
Load factor	90.4%		88.0%		(2.4	) pts	N/A
Total revenue per available seat mile (RASM)	12.92	¢	10.53	¢	(2.39	)¢	(18%	)
Total revenue per passenger	$130.52		$121.66		$(8.86)		(7%	)
Passengers (thousands)	12,203		13,184		981		8%

Total revenue remained relatively consistent from 2014 to 2015, with the $136 million, or 51%, increase in non-ticket revenue substantially offset by a $125 million, or 9%, decrease in passenger revenue. Total revenue per ASM declined by 18% reflecting competitive pricing actions, capacity growth, and lower fuel prices.

During 2015, we changed our route network to reduce our concentration in the Denver area and increase our presence in Philadelphia, Chicago O’Hare, Cleveland, Cincinnati and Washington Dulles. This change has not only diversified our revenue sources but provided us with the network footprint which we believe will allow us to stimulate demand over time in underserved markets.

The increase in our non-ticket revenue was due in part to the changes to our pricing and fee structure and product offerings. We changed our baggage pricing structure in the first half of 2015 and introduced convenience booking fees in the second half of 2015, both of which resulted in increased non-ticket revenue in 2015. In addition, we increased our non-ticket revenue as a result of changes in our baggage, booking and Stretch seat fees. In 2015, we had a full-year of carry-on baggage fee revenue, which we introduced in the second half of 2014. Our capacity, as measured by ASMs, increased by 23% in 2015 as compared to 2014 as a result of changes to our seat density, a strategic shift toward larger aircraft in the fleet and an increase in our average aircraft in service from 54 in 2014 to 56 in 2015. In the second half of 2015, we began flying five 230 seat A321 aircraft. The increase was partially offset by a decrease in charter revenue from 7% of our revenue in 2014 to 5% of our revenue in 2015 due to our decision to significantly reduce our charter business. For a further discussion of non-ticket revenue, see Note 1 to our consolidated financial statements.

Operating Expenses

	Year Ended December 31,						Cost per ASM				Change
Operating expenses ($ in millions):	2014		2015		Change		2014		2015		%
Aircraft fuel	$538		$369		$(169)	(31%)	4.36	¢	2.43	¢	(44%)
Salaries, wages and benefits	258		285		27	10%	2.09		1.87		(11%)
Station operations	162		202		40	25%	1.31		1.33		2%
Aircraft rent	147		171		24	16%	1.19		1.12		(6%)
Sales and marketing	87		79		(8)	(9%)	0.71		0.52		(27%)
Maintenance materials and repairs	39		50		11	28%	0.32		0.33		3%
Depreciation and amortization	29		54		25	86%	0.24		0.35		46%
Special charges	—		43		43	N/A	—		0.28		N/A
Other operating expenses	105		118		13	12%	0.85		0.78		(8%)

Total operating expenses	$1,365		$1,371		$6	0%	11.07	¢	9.01	¢	(19%)

Operating statistics:
Available seat miles (millions)	12,332		15,229		2,897	23%
Average stage length (statute miles)	897		1,002		105	12%
Departures	92,184		97,222		5,038	5%
CASM (excluding fuel)	6.71	¢	6.58	¢	(0.13)¢	(2%)
Adjusted CASM (excluding fuel)	6.63	¢	5.86	¢	(0.77)¢	(12%)
Fuel cost per gallon	$3.26		$1.90		$(1.36)	(42%)
Fuel gallons consumed (thousands)	164,845		194,846		30,001	18%

(1)	Reconciliation of CASM to Adjusted CASM (excluding fuel):

	Year Ended December 31,
	2014			2015
	(in millions)	Per ASM		(in millions)	Per ASM
CASM		11.07	¢		9.01 ¢
Aircraft fuel	$(538)	(4.36)		$(369)	(2.43)

CASM (excluding fuel)		6.71	¢		6.58 ¢
Pilot phantom equity(a)	(6)	(0.05)		(43)	(0.28)
Salaries, wages and benefits—severance(b)	(3)	(0.03)		—	—
Lease Modification Program(c):
Special charge	—	—		(43)	(0.28)
Depreciation	—	—		(17)	(0.11)
Aircraft rent	—	—		(7)	(0.05)

Adjusted CASM (excluding fuel)		6.63	¢		5.86 ¢

(a)	Represents the impact of the change in value and vesting of phantom stock units pursuant to the Pilot Phantom Equity Plan. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(b)	Represents severance costs related to outsourcing of certain functions integral to our operations to third-party vendors as a part of the implementation of our new operating model.
(c)	Represents (i) a special charge of $43 million in 2015, primarily relating to aircraft maintenance obligations and non-recoverable maintenance deposits associated with the early termination of leases for 10 of our A319 aircraft and (ii) accelerated depreciation and aircraft rent of $17 million and $7 million, respectively, in 2015, as a result of significantly shortened lease terms with respect to such aircraft.

Aircraft Fuel. Aircraft fuel expense decreased by $169 million, or 31%, from 2014 to 2015. Aircraft fuel expense per ASM decreased by 44% from 2014 to 2015. The decrease was primarily due to a 42% decline in the fuel cost per gallon offset, in part, by an increase in our fuel consumption due to increased capacity. The decrease in our fuel cost per gallon was impacted by $35 million of unrealized losses on collars entered into during 2015 to hedge anticipated fuel purchases in 2016. Our fuel gallons consumed increased by 18%, less than our 23% increase in available seat miles, due to the impact of our new higher seating density, lighter weight seats and the continued introduction of larger aircraft.

Salaries, Wages and Benefits. Salaries, wages and benefits expense increased by $27 million, or 10%, from 2014 to 2015. Salaries, wages and benefits expense per ASM decreased by 11% from 2014 to 2015. We incurred a non-cash charge of $43 million for pilot phantom stock units, an increase of $37 million as compared to 2014, based upon mark-to-market adjustments and incremental vesting. Excluding the impact of pilot equity, salaries, wages and benefits decreased by $10 million, or 4%, largely as a result of using a third-party vendor for ground handling services beginning in first quarter 2015.

Station Operations. Station operations expense increased by $40 million, or 25%, from 2014 to 2015, primarily due to higher capacity and increased utilization and use of the third-party vendors in Denver for customer service and ground handling. Station expense per ASM increased by 2% from 2015 to 2016 as a result of these changes.

Aircraft Rent. Aircraft rent expense increased by $24 million, or 16%, from 2014 to 2015 primarily as a result of increased lease return costs as more of our fleet approached the end of their lease term along with the associated higher unrecoverable maintenance costs and higher rent associated with larger aircraft introduced into the fleet. In addition, our fleet size increased by seven aircraft to 61 aircraft, comprised of 33 A319s, 23 A320s, and five A321s in 2015 compared to 54 aircraft, comprised of 34 A319s and 20 A320s in 2014. Aircraft rent expense per ASM decreased by 6% from 2014 to 2015 due to our increased utilization.

Sales and Marketing. Sales and marketing expense decreased by $8 million, or 9%, from 2014 to 2015, primarily due to the conversion of our call center to a different vendor, renegotiation of certain distribution agreements and rationalization of our sponsorships and media spending. This was offset, in part, by credit card fees relating to higher sales. Sales and marketing expense per ASM decreased by 27% from 2014 to 2015.

Maintenance Materials and Repairs. Aircraft maintenance costs increased by $11 million, or 28%, from 2014 to 2015 and aircraft maintenance expense per ASM increased by 3% from 2014 to 2015. This was primarily because of our timing and mix of maintenance events resulting in higher cost events in the current year period as compared to the prior year.

Depreciation and Amortization. Depreciation and amortization expense increased by $25 million, or 86%, from 2014 to 2015. Depreciation and amortization per ASM increased by 46% from 2014 to 2015. Our Lease Modification Program resulted in an additional $17 million of accelerated depreciation for our early lease returns. Additionally, there was an increase in heavy maintenance activity and the resulting depreciation relating to our aircraft redeliveries.

Special Charges. We incurred one-time special charges of $43 million related to our Lease Modification Program as described in “—Fleet Plan.” Special charges were 0.28¢ per ASM in 2015.

Other Operating Expenses. Other operating expenses increased by $13 million, or 12%, from 2014 to 2015 while other operating expenses per ASM decreased by 8% from 2014 to 2015. This was primarily due to our cost focus while the capacity in the business increased from 2014 to 2015.

Other (Income) Expense

Other (income) expense remained relatively consistent from 2014 to 2015.

Income Taxes

In 2015, our effective tax rate was 36.2% as compared to 37.5% in 2014. Our tax rate can vary depending on recurring items such as the amount of income we earn in each state and the state tax rate applicable to such income.

Quarterly Financial Data and Operating Statistics (unaudited)

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(in millions, except for share and per share data)
Total operating revenue	$368	$420	$490	$436	$430
Passenger	219	251	281	237	234
Non-ticket	149	169	209	199	196
Operating income	50	85	129	53	(2)

Net Income	$30	$53	$81	$36	$—

Earnings per share:
Basic	$5.59	9.65	14.63	6.44	$(0.65)
Diluted	$5.48	9.48	14.39	6.34	$(0.65)
Weighted-average shares outstanding:
Basic	5,243,374	5,231,951	5,236,301	5,236,301	5,236,301
Diluted	5,348,778	5,330,052	5,324,386	5,319,243	5,236,301

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(in millions)
Net income reconciliation (unaudited):
Net income	30	53	81	36	—
Lease Modification Program	7	4	3	2	—
Pilot phantom equity	10	1	3	26	18
Salaries, wages and benefits—flight attendant settlement	—	—	—	—	43
Salaries, wages and benefits—other	—	—	—	—	1

Adjusted net income before income taxes	$47	$58	$87	$64	$62
Tax benefit related to underlying adjustments	(6)	(2)	(2)	(10)	(23)

Adjusted net income(1)	$41	$56	$85	$54	$39

(1)	Adjusted net income is included as a supplemental disclosure because we believe it is a useful indicator of our operating performance. This derivation of net income is a well recognized performance measurement in the airline industry that is frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

Adjusted net income has limitations as an analytical tool. Some of the limitations applicable to this measure include: Adjusted net income does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations and other companies in our industry may calculate Adjusted net income differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted net income should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Further, because derivations of Adjusted net income are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Net income, including Adjusted net income, as presented may not be directly comparable to similarly titled measures presented by other companies. For the foregoing reasons, Adjusted net income has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
Operating Statistics (unaudited)(a)
Available seat miles (ASMs) (millions)	4,034	4,346	5,001	4,985	4,882
Departures	22,248	24,307	27,506	25,308	23,647
Average stage length (statute miles)	1,074	1,039	1,036	1,093	1,124
Block hours	63,136	67,347	76,021	72,843	69,857
Average aircraft in service	59	58	62	63	65
Aircraft in service—end of period	59	60	63	66	68
Average daily aircraft utilization (hours)	11.8	12.8	13.3	12.5	11.9
Passengers (thousands)	3,263	3,614	4,203	3,857	3,711
Average seats per departure	167	171	174	178	182
Revenue passenger miles (RPMs) (millions)	3,534	3,809	4,410	4,262	4,201
Load factor (%)	87.6%	87.6%	88.2%	85.5%	86.0%
Passenger revenue per available seat mile (PRASM) (¢)	5.44	5.77	5.62	4.75	4.78
Non-ticket revenue per available seat mile (¢)	3.69	3.90	4.18	3.97	4.03
Total revenue per available seat mile (RASM) (¢)	9.13	9.67	9.80	8.72	8.81
Cost per available seat mile (CASM) (¢)	7.89	7.71	7.22	7.68	8.86
CASM, excluding fuel (¢)	6.32	5.80	5.28	5.68	6.78
Adjusted CASM (¢)	7.47	7.59	7.09	7.13	7.58
Adjusted CASM ex fuel (¢)(b)	5.90	5.68	5.15	5.13	5.50
Fuel cost per gallon ($’s)	1.32	1.62	1.62	1.76	1.88
Fuel gallons consumed (thousands)	47,812	51,476	59,807	56,735	54,187
Employees (FTE)	3,008	3,088	3,196	3,360	3,473

(a)	See “Glossary of Airline Terms” for definitions of terms used in this table.

(b) Reconciliation of CASM to Adjusted CASM (excluding fuel):

	Three months ended
	March 31, 2016		June 30, 2016		September 30, 2016		December 31, 2016		March 31, 2017
	(in millions)	Per ASM	(in millions)	Per ASM	(in millions)	Per ASM	(in millions)	Per ASM	(in millions)	Per ASM
CASM		7.89 ¢		7.71 ¢		7.22 ¢		7.68 ¢		8.86 ¢
Aircraft fuel	$(63)	(1.57)	$(83)	(1.91)	$(97)	(1.94)	$(100)	(2.00)	$(102)	(2.08)

CASM (excluding fuel)		6.32 ¢		5.80 ¢		5.28 ¢		5.68 ¢		6.78 ¢
Pilot phantom equity(a)	(10)	(0.25)	(1)	(0.02)	(3)	(0.06)	(26)	(0.51)	(18)	(0.37)
Salaries, wages and benefits—flight attendant settlement(b)	—	—	—	—	—	—	—	—	(43)	(0.89)
Salaries, wages and benefits—other(c)	—	—	—	—	—	—	—	—	(1)	(0.02)
Lease Modification Program(d)
Depreciation	(6)	(0.15)	(3)	(0.07)	(2)	(0.05)	(1)	(0.02)	—	—
Aircraft rent	(1)	(0.02)	(1)	(0.03)	(1)	(0.02)	(1)	(0.02)	—	—

Adjusted CASM (excluding fuel)		5.90 ¢		5.68 ¢		5.15 ¢		5.13 ¢		5.50 ¢

(a)	Represents the impact of the change in value and vesting of phantom stock units pursuant to the Pilot Phantom Equity Plan. See “Executive Compensation—Equity Compensation Plans—Pilot Phantom Equity Plan.”
(b)	Represents the $40 million settlement and $3 million of payroll taxes relating to the Letter of Agreement entered into with the union representing our flight attendants (AFA-CWA) on March 15, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock Based Compensation.”
(c)	Represents expenses associated with the ratification of labor agreements.
(d)	Represents depreciation and aircraft rent related to the Lease Modification Program. See “Fleet Plan”.

Liquidity and Capital Resources

As of March 31, 2017, our principal sources of liquidity were cash and cash equivalents of $535 million. In addition, we had restricted cash of $6 million as of March 31, 2017. Restricted cash includes certificates of deposit that secure letters of credit issued for particular airport authorities as required in certain lease agreements. Furthermore, as of March 31, 2017, we also had outstanding $39 million of the amount available under our $50 million pre-purchased miles facility, $133 million drawn under our $150 million pre-delivery payments facility and $56 million in secured indebtedness incurred in connection with the financing of six aircraft. The dollar amount available under the pre-purchased miles facility is based on the aggregate amount of fees payable by Barclays Bank to us for pre-purchased miles on a calendar year basis, up to an aggregate maximum amount of $50 million. We also hold a certificate of deposit to secure workers’ compensation claim reserves. Primary uses of liquidity are for working capital needs, capital expenditures, aircraft pre-delivery payments, maintenance reserve deposits, and debt repayments. As of March 31, 2017, we had $131 million of short-term debt and $93 million of long-term debt.

Our single largest capital commitment relates to the acquisition of aircraft. As of March 31, 2017, we operated 62 of our 68 aircraft under operating leases. Pre-delivery payments relating to future deliveries under our agreement with Airbus are required at various times prior to each aircraft’s delivery date. As of March 31, 2017, we had $192 million of pre-delivery payments held by Airbus, $133 million of which was outstanding under our pre-delivery payments facility. As of March 31, 2017, we had an obligation to acquire 78 aircraft, including 75 A320neo family aircraft and three A321ceo aircraft by 2021, the first 45 of which we intend to finance with operating leases, including seven which are currently subject to committed operating leases and 38 which are subject to non-binding letters of intent. We intend to evaluate financing options for the remaining 33 aircraft.

In addition, while we recently have been able to arrange aircraft sale-leaseback financing that does not require that we maintain a maintenance reserve account, we are required by some of our aircraft lessors, and could in the future be required to, fund reserves in cash in advance for scheduled maintenance to act as collateral for the benefit of lessors. Qualifying payments that are expected to be recovered from lessors are recorded as aircraft maintenance deposits in our consolidated balance sheets. A portion of our cash is, therefore, unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. Based on the age of our fleet and our growth strategy, we expect these maintenance deposits to decrease as we enter into new operating leases that do not require reserves. In the three months ended March 31, 2017 and 2016, and the years ended December 31, 2016 and 2015, we made $9 million, $3 million, $32 million and $23 million, respectively, in net maintenance deposit payments to our lessors. As of March 31, 2017, we had $70 million in recoverable aircraft maintenance deposits on our consolidated balance sheets, of which $21 million is included in accounts receivable because the eligible maintenance had been performed.

As of March 31, 2017, we were compliant with our credit card processing agreements and not subject to any credit card holdbacks. Although as of March 31, 2017 we were not subject to any credit card holdbacks, if we fail to maintain certain liquidity and other financial metrics, our credit card processors have the right to hold back credit card reimbursements to cover our obligations to them.

We expect to meet our obligations as they become due through available cash, internally generated funds from our operating cash flows, supplemented by financing activities as necessary and as they may become available to us. However, we cannot predict what the effect on our business and financial position might be from a change in the competitive environment in which we operate or from events beyond our control, such as volatile fuel prices, economic conditions, weather-related disruptions, the impact of airline bankruptcies, restructurings or consolidations, U.S. military actions or acts of terrorism. We believe the working capital available to us will be sufficient to meet our cash requirements for at least the next 12 months.

Cash Flows

The following table presents information regarding our cash flows in the three months ended March 31, 2017 and 2016, and the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Net cash provided by operating activities	$184	$208	$238	$66	$82
Net cash used in investing activities	(57)	(143)	(39)	(33)	(5)
Net cash provided by (used in) financing activities	9	91	(6)	(83)	(154)

Net increase (decrease) in cash and cash equivalents	136	156	193	(50)	(77)
Cash and cash equivalents at beginning of period	127	263	419	419	612

Cash and cash equivalents at end of period	$263	$419	$612	$369	$535

Net Cash Flow Provided By Operating Activities

During the three months ended March 31, 2017, our cash flow provided by operating activities totaled $82 million and reflected our continued growth, execution of our strategic initiatives and our improved credit position evidenced by increase in our cash balance. We had zero net income, which included the following significant non-cash items: flight attendant cash settlement of $43 million accrued as a current liability, pilot phantom equity stock-based compensation expense of $18 million, depreciation and amortization of $13 million, and deferred taxes of $(23) million. We had $8 million of payments related to premiums paid for new call options for our fuel hedging program. We had net inflows of $39 million within other net operating assets and liabilities, which was largely driven by an increase in our air traffic liability of $52 million as a result of seasonality in bookings partly offset by a decrease in accounts payable of $25 million due to timing of payments.

During the three months ended March 31, 2016, our cash flow provided by operating activities totaled $66 million. We had net income of $30 million, which included the following significant non-cash items: depreciation and amortization of $18 million, stock-based compensation expense of $11 million, and deferred taxes of $3 million. We had $12 million of payments primarily related to premiums paid for new call options for our fuel hedging program. We had net inflows of $16 million within other net operating assets and liabilities, which was largely driven by an increase in our air traffic liability of $56 million as a result of seasonality in bookings, and partly offset by a decrease in other current liabilities of $38 million due to timing of payment.

During 2016, cash flow provided by operating activities of $238 million reflects our growth, execution of our strategic initiatives and our improved credit position. We had net income of $200 million, which included the following significant non-cash items: depreciation and amortization of $75 million, stock-based compensation expense of $42 million, and deferred taxes of $(23) million. We had $13 million of payments primarily related to premiums paid for new call options for our fuel hedging program during 2016. We had net outflows of $43 million within other net operating assets and liabilities, which was largely driven by heavy maintenance events during 2016, and partly offset by a $39 million increase in our air traffic liability as a result of our growth.

During 2015, net cash flow provided by operating activities was $208 million driven by our growth, execution of our strategic initiatives and our improved credit position. We had net income of $146 million, which included the following non-cash items: depreciation and amortization of $54 million, stock-based compensation expense of $44 million, special charge related to our Lease Modification Program of $43 million and deferred taxes of $14 million. We had $43 million net outflows related to premiums paid for new call options and collateral returned for collars for our fuel hedging program during 2015. Due to our improved liquidity, our credit card processor reduced our holdback from 50% of air traffic liability to zero. As a result, the holdback decreased by $59 million during 2015. We had net outflows of $109 million within other net operating assets and liabilities, which was largely driven by an increase in our costs related to heavy maintenance of $55 million, an increase in net cash paid for maintenance deposits of $23 million and a decrease in air traffic liability of $11 million.

During 2014, net cash flow provided by operating activities was $184 million. We had net income of $140 million, which included the following non-cash items: depreciation and amortization of $29 million, unrealized loss on fuel derivative instruments of $35 million and deferred income taxes of $22 million. Due to our improved credit position, our credit card processor reduced our holdback from 95% of air traffic liability to 50% of our air traffic liability. As a result, the holdback decreased by $55 million during 2014. We used $25 million in cash related to our hedging program. We had net outflows of $78 million within other net operating assets and liabilities, which was largely driven by an increase in other long-term assets of $60 million, primarily driven by deferred heavy maintenance costs, a decrease in long-term liabilities of $24 million primarily due to a change in long-term frequent flyer liability, an increase in net cash paid for maintenance deposits of $15 million and a decrease in restricted cash of $10 million due to station letters of credit, and was partially offset by a decrease in accounts receivable of $29 million due to maintenance deposit refunds.

Net Cash Flows Used In Investing Activities

During the three months ended March 31, 2017, net cash flow used in investing activities totaled $5 million. We invested $7 million in fixed assets and paid net $3 million in security deposits primarily for aircraft and engine commitments, and received $5 million of net refunds of pre-delivery deposits related to our aircraft deliveries.

During the three months ended March 31, 2016, net cash flow used in investing activities totaled $33 million. We made $27 million of net pre-delivery payments for future aircraft deliveries and invested $3 million in fixed assets and paid net $3 million in security deposits for aircraft and engine commitments.

During 2016, net cash flow used in investing activities totaled $39 million. We invested $26 million in fixed assets, paid net $9 million in security deposits for aircraft and engine commitments, and made net pre-delivery payments of $4 million for future aircraft deliveries.

During 2015, net cash flow used in investing activities was $143 million. We invested $39 million in fixed assets and equipment upgrades, primarily related to increasing the seating density on our aircraft. We also made net pre-delivery payments of $107 million for future aircraft deliveries and $5 million net payments for security deposits for aircraft and engine commitments. We received proceeds of $8 million from the sale of fixed assets.

During 2014, net cash flow used in investing activities was $57 million. We made net pre-delivery payments of $54 million for future aircraft deliveries and invested $15 million in fixed assets. We received proceeds of $12 million from the sale of fixed assets.

Net Cash Flows Provided By (Used In) Financing Activities

During three months ended March 31, 2017, net cash flow used in financing activities was $154 million. We made a distribution of $154 million to common stockholders and others with participating rights in February 2017. We also made $40 million of principal repayments on long-term debt during the quarter. These outflows were partly offset by $27 million in proceeds received from debt primarily related to the pre-delivery payment facility and $17 million of net proceeds received from sale-leaseback transactions relating to A320-family aircraft and spare engines delivered during the three months end March 31, 2017.

During the three months ended March 31, 2016, net cash flow used in financing activities was $83 million. We made a distribution of $99 million during the first quarter of 2016 to common stockholders and others with participating rights with respect to the dividend declared in February 2016. We also made $10 million of principal repayments on long-term debt during the quarter. These outflows were partly offset by $27 million in proceeds received from debt primarily related to our pre-delivery payment facility and $4 million of net proceeds received from sale-leaseback transactions.

During 2016, net cash flow used in financing activities was $6 million. We received $113 million in proceeds from debt primarily related to the pre-delivery payment facility to finance the pre-delivery payments for our aircraft orders. We made $97 million of principal repayments on long-term debt during the year. We also received $84 million of net proceeds from sale-leaseback transactions relating to A320-family aircraft and spare engines delivered during 2016. These net inflows were offset by a distribution of $101 million to common stockholders and others with participating rights with respect to the dividend declared in February 2016 and other items.

During 2015, net cash flow provided by financing activities was $91 million. We received $130 million in proceeds from debt, primarily the pre-delivery payment facility, to finance the pre-delivery payments for our aircraft orders. We made $67 million of principal repayments on long-term debt during the year. We received $28 million of net proceeds from sale-leaseback transactions on five A320-family aircraft, a spare engine, and a simulator delivered during 2015.

During 2014, net cash flow provided by financing activities was $9 million. We received $39 million in proceeds from debt, primarily the pre-delivery payment facility, to finance the pre-delivery payments for our aircraft orders. We made $11 million of principal repayments on long-term aircraft debt and $18 million of principal payments to retire a short-term working capital note payable from our parent during the year.

Commitments and Contractual Obligations

Our contractual purchase commitments consist of aircraft and engine acquisitions. As of March 31, 2017, our firm aircraft and engine orders consisted of the following:

	A319neo	A320neo	A321	Total Aircraft	Engines
Remainder of 2017	—	10	3	13	3
2018	—	16	—	16	2
2019	—	18	—	18	2
2020	5	13	—	18	2
2021	13	—	—	13	2
Thereafter	—	—	—	—	1

Total	18	57	3	78	12

We have contractual obligations comprised of aircraft and engine purchases, payment of debt and lease arrangements. The following table includes our contractual obligations as of March 31, 2017 for the periods in which payments are due:

	Remainder of 2017	2018-2019	2020-2021	Thereafter	Total
	(in millions)
Long-term debt(1)	$101	$75	$52	$—	$228
Interest commitments(2)	4	6	1	—	11
Operating lease obligations	198	499	423	924	2,044
Flight equipment purchase obligations	626	1,684	1,512	15	3,837
Maintenance deposit obligations(3)	5	9	8	20	42

Total	$934	$2,273	$1,996	$959	$6,162

(1)	Includes principal only associated with our secured pre-delivery credit facility due through 2019, our floating and fixed rate equipment notes due through 2020 and 2021 and affinity card unsecured debt due through 2020. See Note 8 to our consolidated financial statements.
(2)	Represents interest on long-term debt.
(3)	Represents fixed maintenance reserve payments for aircraft and spare engines, including estimated amounts for contractual price escalations.

Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not reflected in our consolidated balance sheets. As of March 31, 2017, 62 of our 68 aircraft in our fleet were subject to operating leases. These leases expire between 2017 and the end of 2030. Leases for six of our aircraft can generally be renewed at rates based on fair market value at the end of the lease term for three years and five of our aircraft can be renewed for four years. For the three months ended March 31, 2017 and 2016, aircraft rent expense was $59 million and $50 million, respectively, including supplemental rent expense of $5 million and $9 million, respectively. Aircraft rent expense related to operating leases was $209 million and $171 million in 2016 and 2015, respectively, including supplemental rent expense of $36 million and $27 million in 2016 and 2015, respectively, for maintenance-related reserves as required by our lessors that were deemed non-recoverable. The portion of supplemental rent expense related to probable lease return condition obligations was $24 million and $20 million for 2016 and 2015, respectively.

We have various leases with respect to real property as well as various agreements among airlines relating to fuel consortia or fuel farms at airports. Under some of these contracts, we are party to joint and several liability regarding damages. Under others, where we are a member of an LLC or other entity that contracts directly with the airport operator, liabilities are borne through the fuel consortia structure.

Our aircraft, services, equipment lease and sale and financing agreements typically contain provisions requiring us, as the lessee, obligor or recipient of services, to indemnify the other parties to those agreements, including certain of those parties’ related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. We believe that our insurance would cover most of our exposure to liabilities and related indemnities associated with the commercial real estate leases and aircraft, services, equipment lease and sale and financing agreements described above.

Certain of our aircraft and other financing transactions include provisions that require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related financing or lease. We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered and the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

We have also made certain guarantees and indemnities to other unrelated parties that are not reflected on our consolidated balance sheets which we believe will not have a significant impact on our results of operations, financial condition or cash flows.

We have no other off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to market risks in the ordinary course of our business. These risks include commodity price risk, specifically with respect to aircraft fuel, as well as interest and foreign exchange rate risk. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Our results of operations can vary materially, due to changes in the price and availability of aircraft fuel and are also impacted by the number of aircraft in use and the number of flights we operate. Aircraft fuel represented approximately 24% 20%, 25%, 27% and 39% of total operating expenses for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, respectively. Unexpected pricing of aircraft fuel or a shortage or disruption in the supply could have a material adverse effect on our business, results of operations and financial condition. Our strategy has been to purchase out-of-the-money call options which are intended to provide protection against a large upward movement in oil prices, while also allowing us to participate in any material fall in oil prices. Based on December 2016 aircraft fuel market prices and our projected 2017 fuel consumption, a 10% increase in the average price per gallon would increase our annual aircraft fuel expense, net of our hedge portfolio, by approximately $39 million. To manage economic risks associated with the fluctuations of aircraft fuel prices, we periodically enter into call options, collar or fixed forward price contracts for jet fuel or highly correlated commodities. As of March 31, 2017, we had out-of-the-money call options covering approximately 71% of our projected aircraft fuel requirements for the remainder of 2017 and approximately 31% of our projected aircraft fuel requirements for 2018, with all of our then existing fuel hedge contracts expected to be exercised or expire by the end of 2018. The fair value of our fuel derivative contracts as of March 31, 2017, December 31, 2016 and 2015 was a net asset of $10 million, $15 million and $4 million, respectively. We had no collateral posted against fuel-related derivatives as of March 31, 2017, December 31, 2016 and 2015.

We measure our fuel derivative instruments at fair value, which is determined using standard option valuation models that use observable market inputs including contractual terms, market prices, yield curves, fuel price curves and measures of volatility. Changes in the related commodity derivative instrument cash flows may change by more or less than the fair value based on further fluctuations in futures prices. Outstanding financial derivative instruments expose us to credit loss in the event of non-performance by the counterparties to the agreements. As of March 31, 2017, we believe the credit exposure related to these call options was minimal and do not expect the counterparties to fail to meet their obligations.

Interest Rates. We are subject to market risk associated with changing interest rates, due to LIBOR-based interest rates on an applicable portion of our floating rate equipment notes and our PDP credit facility.

Foreign Exchange. We have de minimis foreign currency risks related to our station operating expenses denominated in currencies other than the U.S. dollar, primarily the Mexican peso, Jamaican dollar and Dominican Republic peso. Our revenue is U.S. dollar denominated.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 applies to all contracts with customers except for those within the scope of other topics in the FASB Accounting Standard Codification. The new guidance is effective for our annual reporting periods, and interim reporting periods within those years, beginning after December 15, 2017. Early adoption is permitted, but not before the first quarter of 2017. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. We are currently evaluating the new guidance and have neither determined the method we will adopt this standard under, nor the full impact this standard may have on our financial statements. We expect this pronouncement to impact the accounting for our frequent flyer program as the standard no longer allows the use of the incremental cost method when recording revenue related to the frequent flyer program. As a result, we expect our deferred frequent flyer liability balance to increase. In addition, we expect changes related to the timing of recognition of certain non-ticket related fees such as change and cancellation fees that would further increase our revenue deferrals. Furthermore, as certain non-ticket related fees cannot be separated from the fare as a separate performance obligation under the new guidance, we expect that many of these fees will be reclassified out of non-ticket revenue into passenger revenue within our statement of operations.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (“ASU 2015-03”). The standard requires debt issuance costs to be presented on the balance sheet as a direct deduction from the related debt liability rather than as a separate asset. We have adopted and applied the new guidance to all periods presented.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The standard requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. We have adopted and applied the new guidance to all periods presented.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard will require all leases with terms greater than twelve months to be recognized on the balance sheet. The ASU is effective for fiscal years beginning after December 15, 2018 and interim reporting periods within those fiscal years. Although we are currently evaluating the guidance, we expect adoption to have a significant impact on our consolidated balance sheet due to the recognition of lease liabilities, along with corresponding right-to-use assets, for aircraft and certain non-aircraft leases currently accounted for as operating leases and thus not reflected on our consolidated balance sheet.

In March 2016, the FASB issued ASU 2016-05, Effective of Derivative Contract Novations on Existing Hedge Accounting Relationships (“ASU 2016-05”). This standard clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2016 and interim reporting periods within those fiscal years. We adopted this standard in 2016 with no financial statement impact and it has not novated any options to new counterparties.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The new guidance is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. We adopted this standard on January 1, 2017. This standard aims to simplify several aspects of the accounting for and presentation of employee share-based payment transactions. Furthermore, this standard requires all excess tax benefits and tax deficiencies to be recognized as income tax expense (benefit) in the income statement and that excess tax benefits be included as an operating activity for the cash flow statement. In addition, these tax benefits must be removed from the dilutive weighted-average shares outstanding calculation as these assumed proceeds will have already been recognized in the income statement. The adoption of this standard resulted in a $1 million tax benefit during the three months ended March 31, 2017 that reduced our income tax expense for the period.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). This standard replaces the incurred loss impairment methodology in current GAAP with an “expected loss” model which requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance is effective for annual periods beginning after December 15, 2019 and interim reporting periods within those fiscal years. We are evaluating this guidance but do not expect it to have a significant impact on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This standard addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. We are currently evaluating this guidance but do not expect it to have a significant impact on our financial statements.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, (“ASU 2016-18”). This standard addresses diversity in practice when presenting restricted cash within the statement of cash flows. The amendments are effective for fiscal years beginning after December 15, 2017 and interim reporting periods within those fiscal years. We are currently evaluating this guidance but do not expect it to have a significant impact on our financial statements assuming no material changes to the relatively insignificant restricted cash balance.

INDUSTRY BACKGROUND

There are three main categories of passenger airlines that offer scheduled airline service in the markets in which we compete: the legacy network airlines, low-cost carriers and the ultra low-cost carriers. While each major airline based in the United States competes broadly with each other for airline passengers traveling on the routes they serve, particularly customers traveling in economy or similar classes of service, these categories identify the operating strategy of these airlines. As of December 31, 2016, there were 10 scheduled airlines of significant size operating across these three categories, each with a market share as provided in the table below.

Carrier	Market Share for the year ended December 31, 2016(1)
Legacy Network Carriers
Alaska Airlines(2)	7.1%
American Airlines	22.2%
Delta Air Lines	19.1%
United Airlines	17.5%
Hawaiian Airlines	2.3%
Low-Cost Carriers
JetBlue Airways	6.7%
Southwest Airlines	18.2%
Ultra Low-Cost Carriers
Frontier Airlines	2.3%
Allegiant Travel Company	1.5%
Spirit Airlines	3.1%

(1)	Only includes the identified carriers listed above and based on total domestic revenue passenger miles for the year ended December 31, 2016 according to public filings of each respective carrier.
(2)	Pro forma for acquisition of Virgin America.

As a result of a series of merger transactions, there are presently three very large legacy network carriers in the United States, American Airlines, Delta Air Lines and United Airlines. These airlines offer scheduled flights to most large cities within the United States and abroad (directly or through membership in one of the global airline alliances: oneworld, SkyTeam or Star Alliance) and also serve numerous smaller cities. These airlines operate predominantly through a “hub-and-spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement permits travelers to fly from a given point of origin to more destinations without switching airlines. While hub-and-spoke systems result in low marginal costs for each additional passenger, they also result in high fixed costs. The unit costs incurred by legacy network carriers to provide the gates, airport ground operations and maintenance facilities needed to support a hub-and-spoke operation are generally higher than those of the point-to-point network typically operated by low-cost carriers and ultra low-cost carriers. Aircraft schedules at legacy network carriers also tend to be inefficient to meet the requirements of connecting banks of flights in hubs, resulting in lower aircraft utilization and crew productivity. Serving a large number of markets of different sizes requires the legacy carriers to have multiple fleets with multiple aircraft types along with the related complexities and additional costs for crew scheduling, crew training and maintenance. As a result, legacy network carriers typically have higher cost structures than other airlines due to, among other things, higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and the offering of multiple classes of services, including multiple premium classes of service.

The legacy network carriers supplement their networks by contracting with regional airlines, such as Air Wisconsin Airlines, Envoy Air (formerly American Eagle), ExpressJet Airlines, Horizon Air, Mesa Airlines, Republic Airline, SkyWest Airlines and Trans States Airlines. Several regional airlines are wholly-owned subsidiaries of legacy network carriers. Regional airlines generally enter into capacity purchase agreements with one or more major airlines under which the regional airline agrees to use its smaller aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location. In exchange for such services, the regional airline’s capacity purchase agreement with the legacy network carrier typically provides an agreed upon margin on the regional airline’s fixed operating costs and passes through variable costs, such as fuel, to the major airline scheduling and selling the seats on the flight. Less commonly, regional airlines receive a pro rata portion of the total fare generated in a given market. While the use of a regional carrier provides a legacy network carrier with the ability to outsource labor at lower rates and access smaller aircraft on less traveled routes, such operations tend to operate with higher unit costs than the mainline operations of the legacy network airlines.

In addition to American Airlines, Delta Air Lines and United Airlines, Alaska Airlines and Hawaiian Airlines, while smaller, have a similar product offering to the legacy network carriers and primarily serve particular regions of the United States with a service offering that includes network hubs and multiple classes of service. On December 14, 2016, Alaska Airlines acquired Virgin America making it the fifth largest airline in the United States in terms of total domestic revenue passenger miles.

Low-cost carriers largely developed in the wake of deregulation of the U.S. airline industry in 1978, which permitted competition on many routes for the first time and thereby introduced fare competition on those routes. Low-cost carriers generally have lower cost structures than legacy network carriers, which permits them to offer flights to and from many of the same markets as the legacy network carriers, but at lower prices. As initially conceived, low-cost carriers flew direct, point-to-point flights, a system that tends to improve aircraft and crew scheduling efficiency, but results in somewhat less convenient flight schedules and services to fewer markets compared to the hub-and-spoke system used by legacy network carriers. In addition, low-cost carriers historically served major markets through secondary, lower cost airports in the same region as those major population markets, provided only a single class of service, thereby avoiding the significant incremental cost of offering premium-class services, and operated fleets with only one or at most two aircraft families in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and minimize aircraft maintenance costs. As the low-cost carrier model has developed in the United States, carriers in this category have begun to exhibit some of the characteristics of the legacy network airlines such as, depending on the carrier, a premium class of service, schedules that accommodate connecting traffic and service to high-cost airports in major markets, including slot-controlled airports. The largest airlines based in the United States that define themselves as low-cost carriers are Southwest Airlines, JetBlue Airways and Virgin America (acquired by Alaska Airlines in December 2016).

The emerging category of airlines operating in the United States are carriers that have developed a business model as an ultra low-cost carrier, or ULCC. This operating strategy was pioneered by Ryanair in Europe and was built on the model initially adopted by the low-cost carriers, but combined with a focus on increased aircraft utilization, increased seat density and the unbundling of revenue sources aside from ticket prices with multiple products and services offered for additional cost. ULCCs have significantly lower unit costs than the legacy network carriers or the low-cost carriers. In addition, ULCCs are capable of driving significant increases in passenger volumes as a result of their low fares.

According to the DOT, the 25-year (1991 to 2016) compound annual growth rate for domestic passenger traffic in the United States was approximately 2.1%. Based on this information, we believe that over the next 25 years, low fare offerings, such as those offered by ULCCs, could stimulate growth for over 850 additional narrow body aircraft covering over 2,000 domestic and international routes we can serve with A320 family aircraft. As an additional indication of potential domestic passenger growth in North America, Boeing’s “2016 Current Market Outlook” estimated that 2,620 new narrow body aircraft (net of retirements) would be added in North America by 2035, resulting in a total of 6,630 narrow body aircraft in operation.

The ULCC operating strategy is more mature in Europe than it is in the United States. For example, at the time Spirit Airlines adopted a ULCC model in 2007, three European ULCC airlines, EasyJet, Ryanair and Wizz

Air, already had more than 4.5 times the number of aircraft in operation as did Allegiant Travel Company and Spirit Airlines. The size of the European ULCC airlines’ operations is evidence of the substantial increases in passenger volumes they have been able to drive since their adoption of ULCC operating models, which first started in the mid-1990s. In particular, over the 15-year period from 2000 to 2014, according to World Bank and public filings of other carriers, total passenger volumes in Europe had a compound annual growth rate of approximately 4%, of which approximately 80% was attributable to ULCC growth and stimulation. According to World Bank and other public filings, over the same 15-year period, ULCCs in Europe grew their market share from approximately 5% of total domestic passengers in 2000 to approximately 38% of total domestic passengers in 2014, whereas in the United States, ULCCs only had a market share of approximately 3% of total domestic passengers in 2014. In addition, according to each airline’s most recent fiscal year public filings, European ULCCs, including Ryanair, Easyjet and Wizz Air, had 696 aircraft in operation in 2016 and have had an 9.3% compound annual growth rate since 2007. By comparison, U.S. ULCCs had 245 aircraft in 2016 and have had a higher compound growth rate of 15.3% since 2007.

The airlines executing ULCC operating strategies in the United States are Allegiant Travel Company and Spirit Airlines, in addition to ourselves. For the year ended December 31, 2016, Allegiant Travel Company had revenue of $1.4 billion and Spirit Airlines had revenue of $2.3 billion, compared to our revenue of $1.7 billion. Allegiant Travel Company, Spirit Airlines and we ended the year with fleets of 84, 95 and 66 aircraft, respectively. Of the three U.S.-based ULCCs, Spirit Airlines is the most similar operationally to our airline. For example, through the operation of a single type of aircraft in a high-utilization, point-to-point model. Allegiant Travel Company focuses on leisure travel, with less frequent service primarily linking small markets to vacation destinations, such as Las Vegas and Orlando, often with a package including lodging and other services.

BUSINESS

Overview

Frontier Airlines is an ultra low-cost carrier whose business strategy is focused on Low Fares Done Right®. We offer flights throughout the United States and to select international destinations in Mexico and the Caribbean. Our unique and sustainable strategy is underpinned by our low cost structure and superior ULCC brand. As of March 31, 2017 we operated a fleet of 68 narrow-body Airbus A320 family aircraft, which we expect to grow to 121, including 80 A320neo (New Engine Option) family aircraft, by the end of 2021. In the 12 months ended March 31, 2017 we served approximately 15.4 million passengers across a network of 61 airports.

In December 2013, we were acquired by an investment fund managed by Indigo Denver Management Company, LLC, or Indigo, an affiliate of Indigo Partners, LLC, or Indigo Partners, an experienced and successful global investor in ultra low-cost carriers, or ULCCs. Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry. Working with Indigo, our management team developed and implemented our unique Low Fares Done Right strategy, which significantly reduced our unit costs, introduced low fares, provided the choice of optional services, enhanced our operational performance and improved the customer experience. Through the implementation of our new operating model, we have positioned our brand as a premier ULCC in the United States and have seen a dramatic improvement to our profitability.

The implementation of Low Fares Done Right has significantly reduced our cost base over the past three years by increasing aircraft utilization, transitioning to larger aircraft, maximizing seat density, renegotiating our distribution agreements, realigning our network, replacing our reservation system, enhancing our website, boosting employee productivity and contracting with specialists to provide us with select operating and other services. As a result of these and other initiatives, we have reduced our CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.74¢ in the year ended December 31, 2016, and our Adjusted CASM (excluding fuel) from 7.89¢ for the year ended December 31, 2013 to 5.43¢ in the year ended December 31, 2016, an improvement of 27% and 31%, respectively. In 2016, this was one of the U.S. industry’s lowest unit operating costs. For the three months ended March 31, 2017 and 2016, our Adjusted CASM (excluding fuel) was 5.50¢ and 5.90¢, respectively. We believe that we are well positioned to maintain our relatively low unit operating costs through on-going strategic initiatives, including continuing our cost optimization efforts and further realizing economies of scale. For a discussion and reconciliation of Adjusted CASM to CASM, please see “Glossary of Airline Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

In addition to low unit costs, a key component of our Low Fares Done Right success was establishing Frontier as a premier ULCC in the United States by attracting customers with low fares and garnering repeat business by delivering a high-quality, family-friendly customer experience with a more upscale look and feel than historically experienced on ULCCs globally.

We currently offer flexible optional services through both unbundled and bundled service options. In 2015, we introduced The Works, a hassle-free option that includes a guaranteed seat assignment, carry-on and checked baggage, ticket refundability and changes, and priority boarding, all at an attractive low price and available only on our website. In 2016, we expanded our bundled product offering with The Perks, which enables customers to book the same amenities included in The Works, excluding refundability and ticket changes, through third parties. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easy and more enjoyable for our customers. We also promote and sell products in-flight to enhance the customer experience. Our brand and product are also family-friendly, featuring popular animals on our aircraft tails, novelty cards for children and amenity packages tailored for families. We reward our repeat customers through our Early Returns frequent flyer program and also offer our Discount Den membership program, which provides subscribers with exclusive access to some of our lowest fares.

Low Fares Done Right differentiates Frontier from the historical ULCC model by providing a dependable and higher quality customer service experience than traditionally offered by such carriers. We pioneered this concept in the United States through our disciplined approach to operational reliability, modern fleet and comfortable cabin seating, including extra seat padding, and our Stretch seating option. Our focus on reliability and service allowed us to achieve a lower ratio of cancelled flights and a higher percentage of on-time arrivals as compared to Spirit Airlines (another U.S. ULCC), according to the Department of Transportation, or DOT, for the year ended December 31, 2016. This high level of operational performance resulted in a reduction in the rate of our customers’ complaints for the year ended December 31, 2016 as compared to 2015, according to DOT data. Our commitment to operational reliability is also reflected in our approach to recruiting, workforce training and employee engagement, which we believe enables us to offer a standardized and predictable travel experience. As an example of our rigorous training programs and focus on reliability, we were recently awarded the FAA’s Aviation Maintenance Technician Diamond Award of Excellence for the fourth year in a row. We believe the association of our brand with a high level of operational performance differentiates us from the other U.S. ULCCs and enables us to generate greater customer loyalty. In addition, as a result of our Low Fares Done Right strategy of distinguishing our service offering from other airlines, including other ULCC airlines, we were able to generate a unit revenue premium over Spirit Airlines, the largest ULCC in the United States, during the 12 months ended March 31, 2017.

The low unit cost, high quality of service and dependability that make Low Fares Done Right successful have enabled us to implement a network strategy that primarily targets high fare or underserved markets, where our low fares stimulate new traffic flows. In addition, we also focus on providing air transportation from medium-sized markets (population between one and 4.7 million) to a wide range of VFR (visiting friends and relatives) and leisure destinations. As of March 2017, we served 28 of the 43 medium-sized markets in the United States, including Denver. Through this network strategy, we have built our current network around flights to and from airports that complement our Denver franchise, including Orlando, Las Vegas, Philadelphia, Cincinnati, Cleveland, Atlanta, Trenton, Chicago and Phoenix. This current network reflects significant diversification and a proactive effort to reduce our concentration in Denver. We reduced the number of our flights with either an origin or destination in Denver from over 90% as of December 2013 to approximately 40% as of March 2017. The diversification of our network since the beginning of 2014 has enabled us to reduce the impact of seasonality, increase revenue, increase utilization, lower unit costs and enhance profitability in each of 2014, 2015 and 2016.

We believe that our business model, including our focus on medium-sized markets and the use of low fares to stimulate demand, positions us to benefit from significant growth opportunities in the United States. According to the DOT, there were over 500 million domestic passengers in the United States during the 12 months ended September 30, 2016. Of these passengers, over 300 million paid a fare that was at least 30% above our cost basis per passenger during the same period, for the stage length associated with such fares. As a result, we believe that there are a significant number of markets in which we could operate profitably with our low fares, and we believe our entry into such markets could drive substantial passenger volume growth in those markets. For example, according to the DOT, in the 11 markets we entered in March and April 2015 passenger volumes increased by an average of approximately 41% in the six months ended September 30, 2016 as compared to the same period in 2014. During the six months ended September 30, 2016, we directly increased seat capacity in such markets by an average of 11% and we were the only ULCC operating in eight of the 11 markets, with Allegiant Travel Company offering service in one of the 11 markets (both before and after such periods) and Spirit Airlines commencing operations in two of the 11 markets during 2015.

According to the DOT, the 25-year (1991 to 2016) compound annual growth rate for domestic passenger traffic in the United States was approximately 2.1%. Based on this information, we believe that over the next 25 years, low fare offerings, such as those offered by ULCCs, could stimulate growth for over 850 additional narrow body aircraft covering over 2,000 domestic and international routes we can serve with A320 family aircraft. Of these routes, we believe there is an opportunity for over 650 new routes from medium-sized markets in the United States. As an additional indication of potential domestic passenger growth in North America, Boeing’s

“2016 Current Market Outlook” estimated that 2,620 new narrow body aircraft (net of retirements) would be added in North America by 2035, resulting in a total of 6,630 narrow body aircraft in operation.

The ULCC operating strategy is more mature in Europe than it is in the United States. For example, at the time Spirit Airlines adopted a ULCC model in 2007, three European ULCC airlines, EasyJet, Ryanair and Wizz Air, already had more than 4.5 times the number of aircraft in operation as did Allegiant Travel Company and Spirit Airlines. The size of the European ULCC airlines’ operations is evidence of the substantial increases in passenger volumes they have been able to drive since their adoption of ULCC operating models, which first started in the mid-1990s. In particular, over the 15-year period from 2000 to 2014, according to World Bank and public filings of other carriers, total passenger volumes in Europe had a compound annual growth rate of approximately 4%, of which approximately 80% was attributable to ULCC growth and stimulation. According to World Bank and other public filings, over the same 15-year period, ULCCs in Europe grew their market share from approximately 5% of total domestic passengers in 2000 to approximately 38% of total domestic passengers in 2014, whereas in the United States, ULCCs only had a market share of approximately 3% of total domestic passengers in 2014.

Our History

We were incorporated in September 2013 as a newly-formed corporation initially wholly-owned by an investment fund managed by Indigo to facilitate the acquisition of Frontier and its holding company from Republic. That acquisition was completed on December 3, 2013. Following the acquisition, Indigo reshaped our management team to include experienced veterans of the airline industry. Working with Indigo, our management team developed and implemented our unique strategy, Low Fares Done Right.

Indigo Partners is a private equity fund focused on investing in air transportation companies, with past or current investments in six other ULCC airlines, including Spirit Airlines based in the United States, Tiger Airways based in Singapore and Australia, Volaris based in Mexico, Wizz Air based in Central and Eastern Europe, Avianova which operated in Russia from 2009 to 2011, and Mandala Airlines which operated in Indonesia until 2011. In February 2017, Indigo Partners announced an investment in JetSMART, a start-up airline that plans to provide air transportation services in South America.

Our Business Model

Our business model is based on our unique Low Fares Done Right strategy. While our strategy is similar to the business models utilized by other ULCCs, including with respect to low cost structure, low fares and flexible optional services, we believe Low Fares Done Right differentiates us from other U.S. ULCCs as a result of our focus on delivering a higher quality, family-friendly customer experience with a more upscale look and feel than traditionally than historically experienced on ULCCs globally. From the perspective of our customers, our business model provides a product offering that combines low base fares with dependable customer service, a customer-friendly digital platform, a modern fleet, comfortable cabin seating, flexible optional services and operational reliability.

Our Competitive Strengths

Our competitive strengths include:

Our Low-Cost Structure. Our low-cost structure has allowed us to reduce our unit operating costs, measured by our Adjusted CASM (excluding fuel), from 7.89¢ for the year ending December 31, 2013 to 5.43¢ for the year ending December 31, 2016, which is among the lowest of all airlines operating in the United States and compares to an average of 9.08¢ for legacy network carriers, which include American Airlines, Delta Air Lines, United Airlines, Alaska Airlines and Hawaiian Airlines, an average of 7.85¢ for LCCs, which include JetBlue Airways and Southwest Airlines, and 5.94¢ and 5.45¢ for Allegiant Travel Company and Spirit Airlines, respectively. Our low-cost structure is driven by several factors:

•	High Aircraft Utilization. We have high aircraft utilization, which during 2016 averaged 12.6 hours per day. This compares to an average during 2016 of 10.1 hours per day for legacy network carriers, an average of 11.3 hours per day for LCCs, and 12.4 and 6.3 hours per day for Spirit Airlines and Allegiant Travel Company, respectively.

•	Modern Fleet and Attractive Order Book. We operate a modern fleet composed solely of Airbus A320 family aircraft, which are recognized as having high reliability and low operating costs. Operating a single family of aircraft provides us with several operational and cost advantages, including the ability to optimize crew scheduling and training, and maintenance. Since 2013, we have steadily reduced the number of A319 aircraft in our fleet, replacing them with larger and more cost-efficient A320ceo and A320neo aircraft (180 to 186 seats) and A321ceo aircraft (230 seats). As of March 31, 2017, the average age of our fleet was approximately six years and we have taken delivery of over 25 new aircraft since the start of 2015. In addition, we have an attractive order book of new, fuel-efficient aircraft, including, as of March 31, 2017, 75 A320neo family aircraft. As a result of our order book, we believe that the average age of our fleet will be approximately 4 years during 2019 and that once all A320neo aircraft are delivered through 2021, we will have the fastest adoption rate of A320neo aircraft (as a percentage of total fleet) among U.S. carriers.

•	Fuel Efficient Fleet. In 2015, we were named one of the industry’s most fuel-efficient airlines operating in 2014 by The International Council on Clean Transportation as a result of superior technology and operational efficiencies. Furthermore, the A320neo family aircraft that we have begun to place in service are estimated to deliver approximately 15% improved fuel efficiency compared to the prior generation of A320 aircraft.

•	High Capacity Fleet. We have increased the seat density on our A319ceo aircraft from 138 seats to 150 seats and the seat density on our prior generation of A320 aircraft from 168 seats to 180 seats during 2015. Across our entire fleet, we have grown from an average of 145 seats per aircraft in 2013 to 176 seats per aircraft in the 12 months ended March 31, 2017, a 21% growth in the average number of seats per aircraft. Our fleet features new and lightweight slim-line seats, which eliminate excess weight and reduce fuel consumption per seat. As of March 31, 2017, we had the highest seat density per A320ceo/neo and A321ceo aircraft operated by any U.S. airline.

•	Low Cost Distribution Model. For the three months ended March 31, 2017 and 2016 and for the years ended December 31, 2016 and 2015, approximately 67%, 62%, 63% and 58%, respectively, of our tickets were sold directly to customers through our direct distribution channels, including our website and mobile app, our lowest cost distribution channels, versus approximately 51% for the year ended December 31, 2014. We also reduced our distribution costs per passenger following the renegotiation of our distribution agreements.

•	Highly Productive Workforce and Specialist Providers. We have a highly productive workforce with 4,692 passengers per full-time equivalent employee for the 12 months ended March 31, 2017. Where it is efficient for us to do so, we contract with third-party specialists to provide us with select operating and other services.

Our Superior Brand. We believe establishing our brand as a premier ULCC positions us to generate greater customer loyalty, which enabled us to generate a unit revenue premium over Spirit Airlines, the largest ULCC in the United States, during the 12 months ended March 31, 2017. Our superior brand is demonstrated by our significant number of repeat customers. According to a survey we conducted in February 2017, over 85% of our passengers surveyed were repeat customers and 61% had flown with us two or more times during the previous 12 months. The key features of our brand include:

•	Significant customer value delivered through low fares with the choice of reasonably priced unbundled and bundled options, including The Works and The Perks.

•	Family-friendly elements that appeal to a large audience, such as an attentive staff, popular animals on our aircraft tails, novelty cards for children and amenity packages tailored for families.

•	A carefully designed look and feel, which is more upscale than traditional ULCCs, including our livery, our website and mobile applications, uniforms, seat design, on-board products and other graphical brand marketing components.

•	A strong online presence with a customer-friendly digital platform that includes a new passenger reservation system, improved website and our mobile app.

•	Our modern fleet with amenities such as extra seat padding, the widest economy middle seat on a narrow-body aircraft of any U.S. ULCC or LCC and our Stretch seating option, which provides a comfortable 33 inch seat pitch.

•	In the year ended December 31, 2016, we achieved a lower ratio of cancelled flights and a higher percentage of on-time arrivals as compared to Spirit Airlines (another U.S. ULCC), according to DOT.

Our Network Management. We plan our route network and airport footprint to focus on profitable existing routes and new routes where we believe our business model will stimulate demand and grow profitability. This has enabled us to reduce the seasonality of our revenue, increase revenues, improve utilization, lower unit costs and enhance profitability in each of 2014, 2015 and 2016. The key features of our network include:

•	A broad geographic footprint, which enables us to service a wide range of VFR and leisure destinations.

•	A strong presence in medium-sized markets.

•	A disciplined and methodical approach to both route selection and the removal of underperforming routes, which as of May 1, 2017, had resulted in our retention of over 78% of the new routes we started during 2016.

•	An operational platform that includes nationwide crew and maintenance bases, creating access to lower risk growth opportunities while maintaining high operational standards and enabling high utilization.

Our Talented ULCC Leadership Team. Our management team has extensive day-to-day experience operating ULCCs and other airlines.

•	Barry L. Biffle, our President and Chief Executive Officer, previously served as Chief Executive Officer of VivaColombia, Executive Vice President for Spirit Airlines and held various management roles with US Airways and American Eagle Airlines, a regional airline subsidiary of American Airlines, Inc.

•	James G. Dempsey, our Chief Financial Officer, previously served as Treasurer and Head of Investor Relations for Ryanair after serving in management roles with PricewaterhouseCoopers.

•	James E. Nides, our Chief Operating Officer, previously served as Chief Operating Officer of Volaris and has extensive prior experience at Continental Express.

•	Daniel M. Shurz, our Senior Vice President, Commercial, previously served in various roles with United Airlines and Air Canada.

Low Fares Done Right—Our Business Strategy

Our goal is to offer the most attractive option for air travel with a compelling combination of value, product and service, and, in so doing, to grow profitably and enhance our position among airlines in the United States. Through the key elements of our business strategy, we seek to achieve:

Low Unit Costs. We intend to maintain our cost advantage, including by:

•	Maintaining the high utilization levels we achieved in 2016.

•	Utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft.

•	Increasing the average size and seat capacity of the aircraft in our fleet through the continued introduction and operation of new 186-seat A320neo and 230-seat A321ceo aircraft and the retirement of additional A319 aircraft.

•	Taking a disciplined approach to our operational performance in order to reduce disruption.

A Superior ULCC Brand and High Unit Revenues. In order to enhance our brand and drive revenue growth, we intend to continue to deliver a higher-quality flight experience than historically offered by ULCCs globally and generate customer loyalty by:

•	Continuing to offer attractive low fares.

•	Expanding our marketing efforts, including through the addition of new animals for each of our new aircraft, to position our brand as a family-friendly ULCC.

•	Continuing to improve penetration of our bundling options, including The Works and The Perks.

•	Enhancing our Early Returns offering to improve reward opportunities for our branded credit card customers.

•	Providing our customers a dependable, reliable, on-time and friendly experience.

Strong Growth Driven by an Expanding and Efficient Network. We intend to continue to utilize our disciplined and methodical approach to expand our network in an efficient manner, including by:

•	Continuing to exploit overpriced and/or underserved markets across the U.S. and select international destinations in the Americas, including medium-sized markets, where a majority of our seat capacity was deployed during 2016.

•	Leveraging our diverse geographic footprint and existing crew and maintenance base infrastructure to take advantage of lower risk network growth opportunities while maintaining high operational standards.

•	Utilizing our low cost structure to offer low fares which organically drive growth through market stimulation.

•	Continuing to rebalance our network to mitigate seasonality fluctuations.

Strong Capital Structure. We intend to maintain our strong capital structure, which enables us to obtain financing for our aircraft pursuant to attractive operating leases in order to support our growth strategies and expansion of our fleet and network. Our capital structure is comprised of:

•	Our cash and cash equivalents, of which we had a balance of $535 million as of March 31, 2017.

•	Our $150 million pre-delivery financing facility, which we recently extended to 2019 and from which we had drawn $133 million as of March 31, 2017.

•	Our $50 million pre-purchased miles facility, from which we had drawn $39 million of the amount available as of March 31, 2017.

Our Fares and the Choices We Offer

We provide low-fare passenger airline service primarily to travelers or VFRs and leisure travelers. Our low fares are designed to stimulate demand from price-sensitive travelers and consist of a base fare, plus taxes and governmental fees. For the three months ended March 31, 2017 and for the year ended December 31, 2016, our total revenue per passenger was approximately $115.85 and $114.72, respectively.

We combine our low fares with flexible optional services for an additional cost. Such additional options include carry-on and checked baggage, advance seat selection, our extended-legroom Stretch seats, ticket changes and cancellations, refundability, and commissions from the sale of hotel rooms, rental cars and trip insurance. In 2015, we introduced The Works, a hassle-free option that includes a guaranteed seat assignment, carry-on and checked baggage, ticket refundability and changes and priority boarding, all at an attractive low price and available only on our website. In 2016, we expanded our bundled product offering with The Perks, which enables customers to book the same amenities included in The Works, excluding refundability and ticket changes, through third parties. We also promote and sell products in-flight to enhance the customer experience, including snacks and alcoholic and non-alcoholic beverages. In 2016, we introduced a new convenient onboard payment system that enables customers to bundle products together to save money, make multiple purchases with a single credit card transaction and provide gratuities to our flight attendants. Our other revenues also include services such as our Early Returns affinity credit card program and our Discount Den ultra low-fare subscription service. For the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, our average non-ticket revenue per passenger was $52.90, $45.58, $48.57, $30.45 and $21.69, respectively, and non-ticket revenue represented 46%, 40%, 42%, 25% and 17%, respectively, of our total revenue.

Route Network

The low unit cost, high quality of service and dependability that make Low Fares Done Right successful have enabled us to implement a network strategy that primarily targets high fare or underserved markets, where our low fares stimulate new traffic flows. As of May 1, 2017, we have retained over 78% of the new routes we started during 2016. In addition, we also focus on providing air transportation from medium-sized markets (as categorized by the Office of Management and Budget) to a wide range of VFR and leisure destinations.

As of March 2017, we served 52 airports throughout the United States, the Caribbean and Mexico, and we served 28 of the 43 medium-sized markets in the United States, including Denver. During this period, approximately 40% of our flights had Denver International Airport as its origin or destination and approximately 17% of our ASMs were produced on flights departing Denver. The following five cities were the next most significant in terms of share of our ASMs: Orlando (11%), Las Vegas (9%), Chicago (7%), Phoenix (4%) and Philadelphia (4%). Together these six cities made up a majority of our ASMs.

We are focused on developing our route network in cities where our fares can stimulate growth. For example, according to the DOT, in the 11 markets we entered in March and April 2015 passenger volumes increased by an average of approximately 41% in the six months ended September 30, 2016 as compared to the same period in 2014. During the six months ended September 30, 2016, we directly increased seat capacity in such markets by an average of 11% and we were the only ULCC operating in eight of the 11 markets, with Allegiant Travel Company offering service in one of the 11 markets (both before and after such periods) and Spirit Airlines commencing operations in two of the 11 markets during 2015. In particular, in the Orlando to Las Vegas market, the average fare of other airlines decreased from $225 during April to September 2014 to $180 during the same period in 2016, while our fare during the 2016 period was $108. In addition, the average number of daily passengers grew from 398 per day from April to September 2014 to an average of 575 per day during the same period in 2016, with Frontier accounting for an average of 158 passengers per day during the 2016 period.

Below is a map of routes we operated in 2016 (including routes we operate on a seasonal basis):

We use publicly available data related to existing traffic, fares and capacity in domestic markets as well as other data sources to identify growth opportunities. To monitor the profitability of each route, we analyze monthly profitability reports as well as actual and forecast advanced bookings. We routinely make capacity adjustments within our network based on the financial performance of our markets, and we discontinue service in markets where we determine that long-term profitability is not likely to meet our expectations.

Since our acquisition in December 2013, we have significantly diversified our markets exposure by expanding our presence in U.S. markets that complement our Denver franchise, including Orlando, Las Vegas, Philadelphia, Cincinnati, Cleveland, Atlanta, Trenton, Chicago and Phoenix. By continuing to add routes between other markets, we expect to leverage our brand and our existing base of loyal customers in these markets to enable us to grow our share of revenue in such markets. We expect to utilize our current footprint to further diversify our route network, provide growth into additional strategic markets and expand our customer base as we gain new customers in such markets. We are not currently pursuing the expansion of our network to, or our existing operations at, any of the three federally slot controlled airports (New York LaGuardia, New York Kennedy, and Washington Reagan National) or any of the locally slot controlled airports in southern California (Orange County and Long Beach). However, if any slots at such airports were to become available on attractive terms, we would assess the viability of our expansion in such markets in a manner consistent with our broader network strategy.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships, and frequent flyer programs and redemption opportunities. Our competitors and potential competitors include legacy network carriers, low-cost carriers, ULCCs and new entrant airlines. We typically compete in markets served by traditional network airlines, low-cost carriers, the other U.S. ULCCs and regional airlines.

Our principal competitors on domestic routes are Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, JetBlue Airways, Southwest Airlines, Spirit Airlines, United Airlines and Virgin America (acquired by Alaska Airlines in December 2016). With respect to the legacy network carriers and LCCs, our principal competitive advantage is our low cost structure, low base fares and our focus on the VFR and leisure traveler. We believe our low cost structure allows us to price our fares at levels where we can be profitable while the legacy network carriers and our LCC competitors cannot. We believe the association of our brand with a high level of operational performance differentiates us from the other U.S. ULCCs and enables us to generate greater customer loyalty. In addition, as a result of our Low Fares Done Right strategy of distinguishing our service offering from other airlines, including other ULCC airlines, we have been able to generate a unit revenue premium over Spirit Airlines, the largest ULCC in the United States, during the 12 months ended March 31, 2017.

Overall, for the year ended December 31, 2016, on a stage-length adjustment to 1,000 miles basis, the average Adjusted CASM (excluding fuel) for legacy network carriers was 12.49¢, for low-cost carriers was 9.85¢ and for ultra low-cost carriers was 7.40¢. In addition, for the three months ended March 31, 2017 and the year ended December 31, 2016, on a stage-length adjustment to 1,000 miles basis, our RASM was 9.34¢ and 9.61¢, respectively, as compared to Spirit Airlines’ RASM of 8.55¢ and 9.01¢. The following table summarizes the RASM and Adjusted CASM (excluding fuel) of the legacy network airlines, LCCs and ULCCs of significant size in the United States for the year ended December 31, 2016 and the three months ended March 31, 2017:

	Adj. CASM (Ex. Fuel)(1)(3)				RASM(1)
Carrier	Year Ended December 31, 2016		Three Months Ended March 31, 2017		Year Ended December 31, 2016		Three Months Ended March 31, 2017
Legacy Network Carriers
Alaska Airlines (pro forma for acquisition of Virgin America)	8.04	¢	8.37	¢	12.93	¢	12.15	¢
American Airlines(2)	9.54	¢	10.48	¢	13.86	¢	14.28	¢
Delta Airlines(2)	9.75	¢	10.54	¢	15.08	¢	15.27	¢
United Airlines(2)	9.38	¢	10.53	¢	13.58	¢	13.34	¢
Hawaiian Airlines	8.71	¢	9.39	¢	13.33	¢	13.58	¢

Low Cost Carriers
JetBlue Airways	7.59	¢	8.35	¢	12.37	¢	11.81	¢
Southwest Airlines	8.10	¢	8.71	¢	13.75	¢	13.30	¢

Ultra Low Cost Carriers
Frontier Airlines	5.43	¢	5.50	¢	9.33	¢	8.81	¢
Allegiant Travel Company	5.94	¢	6.46	¢	11.01	¢	11.61	¢
Spirit Airlines	5.45	¢	5.62	¢	9.11	¢	8.61	¢

(1)	See “Glossary of Airline Terms.”
(2)	Mainline only.
(3)	As formulated by each carrier in its public reports, excluding, among other things, special charges, third-party business expenses, fuel and profit sharing. These measures may not be comparable across all airlines.

The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats.

Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize RASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element of our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets. See also “Risk Factors—Risks Related to Our Industry—The airline industry is exceedingly competitive, and we compete against legacy network carriers, low-cost carriers and other ultra low-cost carriers; if we are not able to compete successfully in our markets, our business will be materially adversely affected.”

Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Such alliances generally provide for code-sharing, frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. We currently do not have any alliances with U.S. or foreign airlines. Please see “Risk Factors—Risks Related to Our Industry—Our lack of membership in a marketing alliance could harm our business and competitive position.”

Distribution

We primarily sell our product through direct distribution channels, including our website, mobile app and our call center with our website and mobile app serving as the primary platforms for ticket sales. Approximately 67%, 62%, 63% and 58% of our total tickets sold for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016 and 2015, respectively, were sold directly to our customers through these distribution channels. Sales through our website and mobile app represent our lowest cost distribution channels.

We also offer the option to purchase tickets through third parties, such as travel agents who access us through GDS companies (e.g., Amadeus, Galileo, Sabre and Worldspan) and select online travel agents, or OTAs (e.g., Priceline and websites owned by Expedia, including Orbitz and Travelocity). Third-party channels represented approximately 33%, 38%, 37% and 42% of sales for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016 and 2015, respectively. We maintain a zero percent standard commission policy for travel agency bookings worldwide unless local regulations mandate that we pay a commission. We also have agreements with all the leading GDS companies. GDSs provide flight schedules and pricing information and allow travel agents to electronically book a flight reservation without separately contacting our reservations facility.

Marketing and Brand

We are focused on direct-to-consumer marketing targeted at our core VFR and leisure travelers. According to a survey we conducted in February 2017, leisure, VFRs and business travelers represented 51%, 42% and 7%, respectively, of our total passengers over the previous 12 months. Our principal marketing message to our customers is our Low Fares Done Right strategy. Consistent with our ULCC business model, we use a simple marketing message to keep marketing costs low and we regularly offer promotional base fares of $29 or less.

Our principal marketing tools are our proprietary email distribution list consisting of over seven million email addresses, our Early Returns frequent flyer program and our Discount Den subscription service as well as advertisements in online, television, radio and other channels. Our objective is to use our low prices, superior customer service, price-based promotions and creativity to produce viral marketing programs that are cost effective.

In 2014, we redesigned the livery of our aircraft in order to enhance our brand. Our new and improved livery includes our unique and Frontier stylized “F” that was first introduced in 1978, our website address, a large arrow that was first adopted on a fleet of our predecessor’s DC-3s and signature Frontier green color scheme. In addition, each of our aircraft features one of our widely-recognized animals on its tail and is named after such bird or animal. We utilize these animals in several of our online marketing campaigns and on the novelty cards we distribute to children onboard.

We spent approximately 4.5%, 4.7%, 4.2% and 4.9% as a percentage of total revenues on marketing, brand and distribution for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016 and 2015, respectively.

Loyalty and Membership Programs

Our Early Returns frequent flyer program rewards and encourages customer loyalty and enables sales of miles to marketing partners. In 2015, we enhanced the Early Returns program by adding a new elite tier, Frontier Elite, and retiring our legacy tier structure. The Early Returns MasterCard is the primary vehicle whereby customers earn miles and our frequent flyer program is geared specifically towards supporting adoption and continued use of the credit card.

Early Returns offers award travel on every flight without blackout dates. All award tickets are subject to redemption fees, which are waived for all Frontier Elite Members, all Frontier MasterCard holders (if they redeem 21 days prior to departure) and Early Returns Base Members who purchase tickets 180 days prior to departure. There are three types of travel awards: Economy Award Tickets require the lowest mileage, Choice Award Tickets are more widely available at double the mileage requirement and Last Seat Availability Award Tickets are exclusively available to Frontier Elite Members. One-way awards require as few as 10,000 miles. The program also calculates a year-end status level, and currently miles never expire as long as a customer earns miles at least every six months.

The Discount Den is an annual subscription based service that allows members exclusive access to the lowest fares on offer and first access to seats when our selling schedule is extended. Members pay $49.99 per year to become a member of the Discount Den.

Customers

We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. In addition, we believe our product is particularly attractive to families because our fleet features popular and widely-recognized animals on our aircraft tails, we provide children with novelty cards on each flight, we offer amenity packages tailored for families on board and our staff are committed to our goal of providing excellent customer service. Overall, our business model is designed to deliver what we believe our customers want: low fares and a high quality flight experience. While we are not focused on stimulating business travel, we believe our low fares do attract a significant number of small business travelers who bear their own travel costs.

Operational Performance

We are committed to delivering excellent operational performance, which we believe will strengthen customer loyalty and attract new customers. The DOT publishes statistics regarding measures of customer satisfaction for domestic airlines, including on-time performance and completion factor. While the airlines covered by the DOT’s reports are not categorized by operating strategy, all three U.S. ULCCs are included in such reports. In addition, the DOT can assess civil penalties for failure to comply with certain customer service obligations. We are also periodically subject to audit by the DOT and an audit is currently ongoing. According to the DOT, our performance under operational performance measures for the years ended December 31, 2016, 2015 and 2014 was as follows:

	Year Ended December 31,
	2014	2015	2016
On-Time Performance(1)	74.1%	73.2%	76.0%
Completion Factor(2)	99.6%	99.4%	98.8%

(1)	Percentage of our scheduled flights that were operated by us that were on-time (within 15 minutes).
(2)	Percentage of our scheduled flights that were completed by us, whether or not delayed (i.e., not cancelled), derived from DOT cancellation statistics.

For the year ended December 31, 2016, our on-time performance was ranked 10th and our completion factor was ranked 8th out of 12 domestic airlines for which the DOT analyzes and publishes statistics. While the DOT does not categorize airlines by operating strategy, our operational performance during such period resulted in us achieving year ended December 31, 2016 a lower ratio of cancelled flights and a higher percentage of on-time arrivals as compared to Spirit Airlines (another U.S. ULCC), according to DOT. Our significantly improved operational performance has led to a 25% reduction in the rate of DOT customer complaints for the year ended December 31, 2016 as compared to 2015.

The following table summarizes the completion factor and on-time performance of the legacy network airlines, LCCs and ULCCs of significant size in the United States for the year ended December 31, 2016, according to masFlight Data:

Carrier(1)	On-Time Performance(2)	Completion Factor(3)
Hawaiian Airlines	90.7%	99.5%
Delta Airlines	85.2%	99.1%
Frontier Airlines	77.2%	98.9%
Alaska Airlines (pro forma for acquisition of Virgin America)	85.3%	98.9%
Southwest Airlines	81.9%	98.8%
JetBlue Airways	76.0%	98.7%
Spirit Airlines	75.9%	98.1%
American Airlines	80.4%	97.8%
United Airlines	81.8%	97.8%

(1)	Domestic routes only.
(2)	Percentage of scheduled flights that were on-time (within 15 minutes).
(3)	Percentage of scheduled flights that were completed, whether or not delayed (i.e., not cancelled).

Fleet

We fly only Airbus A320 family aircraft, which provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. Due to this commonality among Airbus single-aisle aircraft, we can retain the benefits of a fleet composed of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route.

As of March 31, 2017, we had a fleet of 68 Airbus single-aisle aircraft, consisting of 21 A319s, 26 A320s, five A320neos and 16 A321s. The average age of the fleet was approximately six years as of March 31, 2017 and we have taken delivery of over 25 new aircraft since the start of 2015. Of the existing aircraft, 62 were financed under operating leases. The operating leases for five, 13 and three aircraft in our fleet are scheduled to terminate in the remainder of 2017, 2018 and 2019, respectively. We intend to replace those 21 aircraft with A320neo family aircraft. Our current fleet plan calls for growth to 121 aircraft by the end of 2021. We have a firm purchase commitment with Airbus to acquire 75 A320neo family aircraft and three A321ceo aircraft by 2021. We also have a firm purchase commitment for 12 additional spare aircraft engines. We may elect to supplement these deliveries by additional acquisitions from the manufacturer or in the open market if demand conditions merit. We are also assessing our potential needs in 2021 and beyond to replace aircraft scheduled to come off of lease and provide additional capacity. Our order book as of March 31, 2017 was comprised of the following aircraft:

	A319neo	A320neo	A321	Total Aircraft	Engines
Remainder of 2017	—	10	3	13	3
2018	—	16	—	16	2
2019	—	18	—	18	2
2020	5	13	—	18	2
2021	13	—	—	13	2
Thereafter	—	—	—	—	1

Total	18	57	3	78	12

Consistent with our ULCC business model, each of our aircraft is configured with a high density seating configuration. Our A319s equipped with two over-wing exits accommodate 150 passengers (compared to 145 on Spirit Airlines, 119 on Virgin America, 128 on United Airlines and up to 128 on American Airlines), our A320s accommodate up to 186 passengers (compared to up to 182 on Spirit Airlines, up to 162 on JetBlue Airways, 149 on Virgin America and 150 on United Airlines and American Airlines) and our A321s accommodate 230 passengers (compared to up to 228 on Spirit Airlines, up to 200 on JetBlue Airways, up to 192 on Delta Air Lines and up to 187 on American Airlines).

Aircraft Fuel

Aircraft fuel is our largest expense representing 24%, 20%, 25%, 27% and 39% of our total operating costs for the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, respectively. The price and availability of jet fuel are volatile due to global economic and geopolitical factors as well as domestic and local supply factors. Our historical fuel consumption and costs were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
Gallons consumed (millions)	165	195	216	48	54
Average price per gallon	$3.26	$1.90	$1.59	$1.32	$1.88

Average price per gallon includes related fuel fees and taxes as well as effective fuel-hedging gains and losses.

We maintain an active hedging program designed to reduce our exposure to sudden, sharp increases in fuel prices. We regularly review our fuel hedging program and, accordingly, the specific hedging instruments we use, the amount of our future hedges and the time period covered by our hedge portfolio vary from time to time depending on our view of market conditions and other factors. Among the hedging instruments we have used in the past and may use in the future include options and collar contracts on jet fuel, fixed forward price contracts, or FFPs, which allow us to lock in the price of jet fuel for specified quantities and at specified locations in future periods, and call options. As of March 31, 2017, we had hedges in place for approximately 71% of our projected fuel requirements for the remainder of 2017 at an average strike price of $1.78 per gallon and approximately 31% of our projected fuel requirements in 2018 at a strike price of $1.80 per gallon, with all of our then existing call options expected to be exercised or expire by the end of 2018.

Maintenance and Repairs

We have a FAA mandated and approved maintenance program, which is administered by our technical operations department. Our maintenance technicians undergo extensive initial and recurrent training. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance and component service.

Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft. We categorize our line maintenance into four stations and each line maintenance station is categorized by the scope and complexity of work performed. Line maintenance is performed in Denver, Chicago, Cleveland, Orlando and Atlanta and represents the majority of and most extensive maintenance we perform.

Major airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 20 months. Engine overhauls and engine performance restoration events are quite extensive and can take two months. We maintain an inventory of spare engines to provide for continued operations during engine maintenance events. We expect to begin the initial planned engine maintenance overhauls on our new engine fleet approximately four to six years after the date of manufacture and introduction into our fleet, with subsequent engine maintenance every four to six years thereafter. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our heavy maintenance, engine restoration and major part repair, is more economical. We have entered into a long-term flight hour agreement for our engine overhaul services and an hour-by-hour basis agreement for component services. We also outsource heavy airframe maintenance. These contracts cover the majority of our aircraft component inventory acquisition, replacement and repairs, thereby eliminating the need to carry expensive spare parts inventory.

As of March 31, 2017, the operating leases for five, 13 and three aircraft in our fleet are scheduled to terminate in the remainder of 2017, 2018 and 2019, respectively. In certain circumstances, such operating leases may be extended. Prior to such aircraft being returned, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases.

We currently have an obligation to purchase 78 aircraft by the end of 2021. We expect that these new aircraft will require less maintenance when they are first placed in service (sometimes called a “maintenance holiday”) because the aircraft will benefit from manufacturer warranties and also will be able to operate for a significant period of time, generally measured in years, before the most expensive scheduled maintenance obligations, known as heavy maintenance, are required. Once these maintenance holidays expire, these aircraft will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. See “Risk Factors—Risks Relating to Our Business—Our maintenance costs will increase over the near term, and we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet.”

Employees

As of March 31, 2017, we had 3,551 employees, consisting of 1,150 pilots, 1,692 flight attendants, 21 flight dispatchers, 88 maintenance, 37 aircraft appearance agents, 22 material specialists, 9 maintenance controllers and 532 employees in administrative roles.

FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors, and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random, and post-accident drug testing.

We focus on hiring highly productive employees and, where feasible, designing systems and processes around automation and the utilization of third-party specialists in order to maintain our low-cost base. With respect to pilots, given the pilot shortage being experienced by parts of the industry, particularly regional airlines, one of our operational priorities is to maintain a robust pipeline of qualified pilot candidates. In 2016, we received approximately 10 pilot applications for every one pilot hired. This pipeline is partially the result of recruiting and selection arrangements we have recently entered into with several regional airlines that are not affiliated with any of the legacy network airlines. Under these mutual recruiting and selection arrangements, we jointly recruit, interview and select candidates to become Frontier pilots after successfully meeting defined training and flight experience requirements with one of the feeder regional airlines. We have found these arrangements to be beneficial to our company because we are able to identify an attractive flow of pilot candidates and to be beneficial to the feeder regional airline because it is better able to recruit entry level pilots if it is able to offer those candidates an opportunity to graduate to a mainline airline, such as Frontier. In addition, under these arrangements, once we have selected a regional airline’s pilot for our career development program, the regional airline will not provide such pilot with an opportunity to participate in any similar programs with any other airline. Each of these arrangements is terminable at will by either party upon 60 days notice. In addition, we believe we are an attractive employer for pilots as a result of our strong growth, which provides our pilots with career progression opportunities and enables them to achieve substantial pay increases within the first three years of employment under the collective bargaining agreement with our pilots. For example, as a result of our continuing fleet expansion, all of our First Officers hired since late-2013 have been eligible for upgrade to Captain within 24 to 36 months of joining the company. As of December 31, 2016, our median pilot and flight attendant seniority was approximately 9 and 2 years, respectively.

As of March 31, 2017, approximately 85% of our employees were represented by labor unions under collective-bargaining agreements, as follows:

Employee Groups	Number of Employees	Representative	Status of Agreement/Amendable Date
Pilots	1,150	Air Line Pilots Association (ALPA)	Became amendable in March 2016. In negotiation.

Flight Attendants	1,692	Association of Flight Attendants (AFA-CWA)	Became amendable in July 2015. In negotiation.

Dispatchers	21	Transport Workers Union (TWU)	New Contract ratified in December 2016.

Material Specialists	22	International Brotherhood of Teamsters (IBT)	New Contract ratified in March 2017.

Aircraft Appearance Agents	37	IBT	Became amendable in July 2015. In negotiation.

Maintenance Controllers	9	IBT	Became amendable in August 2014. In negotiation.

Maintenance	88	IBT	New Contract ratified in February 2017

The Railway Labor Act, or RLA, governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board, or NMB, to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board, or PEB, may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties. We entered into NMB mediation with the union representing our pilots, ALPA, on September 30, 2016 and the mediation is ongoing. The table above sets forth our employee groups and status of the collective bargaining agreements.

Safety and Security

We are committed to the safety and security of our passengers and employees. Some of the safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We strive to comply with or exceed health and safety regulation standards. In pursuing these goals, we maintain an active aviation safety program and all of our personnel are expected to participate in the program and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch, and station operations.

The Transportation Security Administration, or TSA, is charged with aviation security for both airlines and airports. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for security of our personnel, customers, equipment and facilities are exercised throughout the operation. In September 2016, we introduced TSA Precheck for our flights to improve our customers’ airport experiences.

Facilities

We lease or rent all of our facilities at the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support area and baggage service office, generally contain provisions for periodic adjustments of lease rates. We are typically responsible for maintenance, insurance and other facility-related expenses and services under these agreements. We also have entered into use agreements at many of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

We primarily operate out of Concourse A, at Denver International Airport under an operating lease that expires in December 2018. We currently use up to 10 gates within Concourse A. We have preferential access to eight of the Concourse A gates and common use access to the remaining two Concourse A gates. Our operating lease also includes a 154,900 square foot hangar, which includes office space and is where we provide certain maintenance on our aircraft.

Our second largest operation is at Terminal A at Orlando International Airport, where we operate under an airport lease agreement that provides us with the preferential use of five airport gates and access to up to two additional common-use gates. Our lease agreement extends through September 2019. We believe that our leased gates are capable of handling our expected growth in operations.

Our principal executive offices and headquarters are presently located in leased premises at 7001 Tower Rd, Denver, Colorado 80249, consisting of approximately 70,000 square feet, under a lease which expires in 2020. In the fourth quarter of 2017, we expect to relocate our headquarters to owned premises located at 4545 Airport Way, Denver, Colorado 80239.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT, lessors and other financing parties. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire; auto; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; workers’ compensation and employer’s liability; and war risk (terrorism). Although we currently believe our insurance coverage is adequate, we cannot assure you that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents.

Foreign Ownership

Under DOT regulations and federal law, we must be owned and controlled by U.S. citizens. The restrictions imposed by federal law and regulations currently require that at least 75% of our voting stock must be owned and controlled, directly and indirectly, by persons or entities who are U.S. citizens, as defined in the Federal Aviation Act, that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, at least 51% of our total outstanding stock must be owned and controlled by U.S. citizens and no more than 49% of our stock may be held, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the U.S. which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, please see “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws—Limited Ownership and Voting by Foreign Owners.”

Government Regulation

Aviation Regulation

The DOT and FAA have regulatory authority over air transportation in the United States. The DOT has authority to issue certificates of public convenience and necessity, exemptions and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government.

The U.S. government has negotiated “open skies” agreements with many countries, which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Our international flights to Mexico are governed by a recently implemented liberalized bilateral air transport which the DOT has determined has all of the attribute of an “open skies” agreement. Our flights to the Dominican Republic and any service we may provide to Cuba are governed by bilateral air transport agreements between the United States and such countries. Changes in U.S., Mexico, the Dominican Republic or Cuba aviation policies could result in the alteration or termination of the corresponding air transport agreement, diminish the value of our international route authorities or otherwise affect our operations to/from these countries.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. We currently hold an FAA air carrier certificate.

Airport Access

Flights at three major domestic airports are regulated through allocations of landing and takeoff authority (i.e., “slots” and “operating authorizations”) or similar regulatory mechanisms, which limit take-offs and landings at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period.

In the United States, the FAA currently regulates the allocation of slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms at two of the airports we serve, Ronald Reagan Washington National Airport (DCA) in Washington, D.C. and New York’s LaGuardia Airport (LGA). In addition, John Wayne Airport (SNA) in Orange County, California, has a locally imposed slot system. Our operations at these airports generally require the allocation of slots or analogous regulatory authorizations. We currently have sufficient slots or operating authorizations to operate our existing flights, but there is no assurance that we will be able to do so in the future because, among other reasons, such allocations are subject to changes in governmental regulations and policies. Our ability to retain slots or operating authorizations is subject to “use-or-lose” provisions of the governing regulations, and our ability to expand service at slot-controlled airports similarly is limited. The DOT also regulates slot transactions between airlines.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition, lengthy tarmac delays, air carriers, airline advertising, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, customer complaints and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, such as rules to protect passengers addressing lengthy tarmac delays, chronically delayed flights, codeshare disclosure and undisclosed display bias, and is reviewing new guidelines to address the transparency of airline non-ticket fees and refunding baggage fees for delayed checked baggage. The DOT also has authority to review certain joint venture agreements, code-sharing agreements (where an airline places its designator code on a flight operated by another airline) and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

Security Regulation

The U.S. Transportation Security Administration and the U.S. Customs and Border Protection, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the U.S. International flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies. We are currently in compliance with all directives issued by such agencies.

Environmental Regulation

We are subject to various federal, state, foreign and local laws and regulations relating to the protection of the environment and affecting matters such as air emissions (including greenhouse gas, or GHG, emissions), noise emissions, discharges to surface and subsurface waters, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, materials and chemicals.

In particular, in June 2015, the EPA issued revised underground storage tank regulations that could affect airport fuel hydrant systems and reissued the Multi-Sector General Permit for Stormwater Discharges from Industrial Activities. Among other revisions, the reissued permit incorporates the EPA’s previously issued Airport Deicing Effluent Limitation Guidelines and New Source Performance Standards. In addition, California adopted a revised State Industrial General Permit for Stormwater Discharges on April 1, 2014, which became effective July 1, 2015. This permit places additional reporting and monitoring requirements on permittees and requires implementation of mandatory best management practices. Cost estimates to comply with the above permitting requirements have not been defined, but we, along with other airlines, would share a portion of these costs at applicable airports. In addition to the EPA and state regulations, several U.S. airport authorities are actively engaged in efforts to limit discharges of de-icing fluid to the environment, often by requiring airlines to participate in the building or reconfiguring of airport de-icing facilities. Such efforts are likely to impose additional costs and restrictions on airlines using those airports.

We are also subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

GHG Emissions

Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, in June 2015, the EPA announced a proposed endangerment finding that aircraft engine GHG emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare. If the EPA makes a final, positive endangerment finding, the EPA is obligated under the Clean Air Act to set GHG emissions standards for aircraft. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs. On March 6, 2017, ICAO adopted new carbon dioxide certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards.

In the event that such legislation or regulation is enacted in the United States or in the event similar legislation or regulation is enacted in jurisdictions where we operate or where we may operate in the future, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system.

Noise

Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb and limiting the overall number of flights at an airport. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if ICAO or locally imposed regulations become more restrictive or widespread.

Other Regulations

Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. Labor relations in the airline industry are generally governed by the Railway Labor Act. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

Future Regulations

The U.S. government and foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Legal Proceedings

We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of March 31, 2017:

Name	Age	Position(s)
Non-Employee Directors
William A. Franke	79	Chairman of the Board
Josh T. Connor	43	Director
Brian H. Franke	53	Director
Robert J. Genise	69	Director
Bernard L. Han	52	Director
C.A. Howlett	73	Director
Michael R. MacDonald	65	Director
Patricia Salas Pineda	65	Director
John R. Wilson	52	Director

Executive Officers and Employee Director
Barry L. Biffle	45	Director, President and Chief Executive Officer
James G. Dempsey	42	Chief Financial Officer
James E. Nides	66	Chief Operating Officer
Howard M. Diamond	50	General Counsel and Secretary
Mark C. Mitchell	43	Chief Accounting Officer
Daniel M. Shurz	41	Senior Vice President, Commercial

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The following are brief biographies for each current non-employee director and each executive officer and employee director. When we refer to any of such persons’ service, to our company we are referring to service to Frontier Group Holdings, Inc. as well as our wholly-owned subsidiaries, Frontier Airlines Holdings, Inc. (“FAH”) and Frontier Airlines, Inc.

Non-Employee Directors

William A. Franke has served as Chairman of our Board of Directors since December 2013. Mr. Franke has served as managing partner of Indigo Partners LLC, a private equity fund focused on air transportation, since 2002. Mr. Franke was the chairman of America West Airlines from 1992 to 2001 and chief executive officer of America West Airlines from 1993 to 2001 and has served on the boards of directors of Wizz Air Hungary Airlines Ltd., an airline based in Europe, and its parent company, Wizz Air Holdings Plc, since February 2005, Concesionaria Vuela Compañía de Aviación, S.A. de C.V., an airline based in Mexico doing business as Volaris, since July 2011, and JetSMART SpA, an airline planning to commence operations in South America, since February 2017. He also served as chairman of Spirit Airlines Inc. from 2006 to 2013 and Tiger Aviation Pte. Ltd, a Singapore-based airline, from 2004 to 2009, and held directorships in Alpargatas S.A.I.C., an Argentina-based footwear and textiles manufacturer, from 1996 to 2007, and Phelps Dodge Corporation, a mining company, where he served as the lead outside director for several years, from 1980 to 2007. He has in the past served on a number of other publicly listed company boards of directors, including ON Semiconductor, Valley National Corporation, Southwest Forest Industries and the Circle K Corporation. Mr. Franke holds a B.A. and a LLB from Stanford University and an honorary doctorate from Northern Arizona University. We believe Mr. Franke is qualified to serve on our Board of Directors due to his private equity experience in the air transportation industry, his prior directorships, his financial literacy and his general and airline business experience.

Josh T. Connor has served as a member of our Board of Directors since August 2015. Mr. Connor is the founding partner of Connor Capital SB, LLC, an investment firm founded in December 2015. Since April 2017, Mr. Connor has served as a managing director of Oaktree Capital, an asset management firm specializing in alternative investment strategies, where he had served as strategic adviser of Oaktree Capital Management’s Infrastructure Fund since September 2015. Mr. Connor has served on the board of Copa Holdings SA, the parent company of Panamanian airline Copa Airlines, since January 2016. From October 2013 to July 2015, Mr. Connor served as a managing director and co-head of the industrials banking group at Barclays Capital Inc., an international investment bank. While at Barclays, Mr. Connor also served as global head of transportation banking from April 2011 to October 2013. Prior to joining Barclays, Mr. Connor was with Morgan Stanley, an international investment bank, for 15 years, where he served as co-head of the global transportation & infrastructure investment banking group. Mr. Connor holds a B.A. in Economics from Williams College. We believe Mr. Connor is qualified to serve on our Board of Directors due to his private equity experience, his financial expertise and general business experience.

Brian H. Franke has served as a member of our Board of Directors since December 2013. Mr. Franke has been a principal of Indigo Partners LLC, a private equity fund focused on air transportation, since April 2004. Mr. Franke has served on the boards of directors of Tiger Aviation Pte. Ltd, a Singapore-based airline, since 2008, Tiger Airways Australia Pty Ltd., an Australian-based airline, since 2009, Concesionaria Vuela Compañía de Aviación, S.A. de C.V., an airline based in Mexico doing business as Volaris, since July 2011, and JetSMART SpA, an airline planning to commence operations in South America, since February 2017. Mr. Franke holds a B.S. from the University of Arizona and a Masters of International Management from the Thunderbird School of Global Management. We believe Mr. Franke is qualified to serve on our Board of Directors due to his experience in the airline industry and general and airline business experience.

Robert J. Genise has served as a member of our Board of Directors since March 2014. Mr. Genise has served as a board member of Aergen Aviation Finance Limited, a Dublin, Ireland aircraft leasing company, since 2014 and has served as CEO of its wholly-owned subsidiary, Aergen Management Services, Inc. Mr. Genise has served on the board of directors of Avioserve San Diego, Inc., a late-life aircraft engine parts management company, since June 2012. Mr. Genise served as chief executive officer of DAE Capital, the aircraft leasing division of Dubai Aerospace Enterprise (DAE) Ltd., a global aerospace corporation, from 2007-2011. Prior to this, Mr. Genise was involved in the creation of two large aircraft leasing companies, Boullioun Aviation Services, Inc. and Singapore Aircraft Leasing Pte. Mr. Genise holds a B.S. from New York University, an M.B.A. from the University of Connecticut and a J.D. from Pace University. We believe Mr. Genise is qualified to serve on our Board of Directors due to his experience in the airline industry and general and airline business experience.

Bernard L. Han has served as a member of our Board of Directors since March 2014. Mr. Han has served as executive vice president of strategic planning at Dish Network Corp., a broadcast satellite service provider, since December 2015. Prior to that, Mr. Han served as the chief operating officer of Dish Network Corp. from April 2009 to December 2015 and as the chief financial officer of EchoStar Corporation, a global satellite services provider, from September 2006 to April 2009. He also served on the board of ON Semiconductor Corporation, a semiconductor manufacturer, from March 2012 to April 2015. From 2002 to 2005, Mr. Han served as the chief financial officer and executive vice president of Northwest Airlines Corp., an airline later absorbed into Delta Air Lines, Inc. From 1996 to 2002, Mr. Han held several executive positions at America West Airlines, Inc., an airline later absorbed into the US Airways Group, including executive vice president and chief financial officer and senior vice president of marketing and planning. From 1988 to 1995, Mr. Han held various finance and marketing positions at Northwest Airlines Corp. and American Airlines. Mr. Han holds a B.S., M.S. and M.B.A., all from Cornell University. We believe Mr. Han is qualified to serve on our Board of Directors due to his experience in the airline industry, financial expertise and general and airline business experience.

C.A. Howlett has served as a member of our Board of Directors since December 2013. Mr. Howlett has been a principal of Indigo Partners LLC, a private equity fund focused on air transportation, since July 2011.

Mr. Howlett has served as a member of the executive board of Phoenix Theater since 1999, as chairman of the Phoenix Symphony Association since 2008, as a board member of the Arizona Chamber of Commerce since 2002 and as a board member of the U.S. Chamber of Commerce since 1996. Mr. Howlett has also served on the board of the Valley of Sun Convention and Visitor’s Bureau since 2014. Mr. Howlett served as senior vice president of public affairs at US Airways Group, Inc., from 2005 to 2011. Prior to that, Mr. Howlett served as senior vice president of public affairs of America West Airlines, an airline later absorbed into US Airways Group Inc., from 1995 to 2005. Mr. Howlett holds a B.A. in Political Science and Economics and an M.A. in Public and Business Administration from the University of Colorado. We believe Mr. Howlett is qualified to serve on our Board of Directors due to his experience in the airline industry and general and airline business experience.

Michael R. MacDonald has served as a member of our Board of Directors since March 2017. Mr. MacDonald served as the president and chief executive officer and a member of the board of directors of DSW Inc., a publicly traded footwear retailer, from April 2009 to December 2015. Prior to joining DSW, Mr. MacDonald served as chairman and chief executive officer of Shopko Stores, a retail company, from May 2006 to March 2009. Prior to that time, Mr. MacDonald held executive positions at Saks Incorporated from 1998 to 2006, most recently as chairman and chief executive officer of the Northern Department Stores Group for six years. Prior to serving in that capacity, Mr. MacDonald held executive positions at Carson Pirie Scott, including the position of chairman and chief executive officer. Mr. MacDonald has served as a member of the Board of Directors of Ulta Beauty, Inc., a public company, since 2012. Mr. MacDonald holds a B.B.A. from the University of Notre Dame and an M.B.A. from the University of Detroit. We believe Mr. MacDonald is qualified to serve on our Board of Directors due to his business experience.

Patricia Salas Pineda has served as a member of our Board of Directors since March 2017. Ms. Pineda served as group vice president of Hispanic business strategy for Toyota Motor North America, Inc. from 2013 to October 2016. Previously, Ms. Pineda served Toyota Motor North America as group vice president, national philanthropy and the Toyota USA Foundation from 2004 until 2013. During this period, Ms. Pineda also served as general counsel and group vice president of administration from 2006 to 2008 and as group vice president of corporate communications and general counsel from 2004 to 2006. Prior to that, Ms. Pineda was vice president of legal, human resources and government relations, and corporate secretary of New United Motor Manufacturing, Inc. with which she had been associated since 1984. Ms. Pineda has served on the board of directors of Levi Strauss & Co., an apparel maker, since 1991. Ms. Pineda previously served on the boards of directors of Anna’s Linens, a specialty retailer of discounted home furnishings, and Eller Media Company (now known as Clear Channel Outdoor), an outdoor advertising company. Ms. Pineda is currently a member of the corporate advisory board of the National Council of La Raza and chairwoman and member of the board of directors of the Latino Corporate Directors Association. Ms. Pineda holds a B.A. in Government from Mills College and a J.D. from Boalt Hall School of Law at the University of California, Berkeley. We believe Ms. Pineda is qualified to serve on our Board of Directors due to her expertise in governmental relations and regulatory oversight, corporate governance and human resources matters.

John R. Wilson has served as a member of our Board of Directors since December 2013. Mr. Wilson has been a principal of Indigo Partners LLC, a private equity fund focused on air transportation, since 2004. Mr. Wilson has served on the boards of directors of Wizz Air Hungary Airline, Ltd., an airline based in Europe and its parent company, Wizz Air Holdings Plc, since February 2005, Concesionaria Vuela Compañía de Aviación, S.A. de C.V., an airline based in Mexico doing business as Volaris, since July 2011, and JetSMART SpA, an airline planning to commence operations in South America, since February 2017. Mr. Wilson served on the board of directors of Spirit Airlines, Inc., from April 2009 to July 2013. Previously, Mr. Wilson held positions at America West Airlines, an airline later absorbed into US Airways Group, Inc., and Northwest Airlines Corp., an airline later absorbed into Delta Air Lines, Inc. Mr. Wilson holds a B.B.A. from Texas Tech University and an M.B.A. from the University of Virginia Darden Graduate School of Business. We believe Mr. Wilson is qualified to serve on our Board of Directors due to his experience in the airline industry and general and airline business experience.

Executive Officers and Employee Director

Barry L. Biffle has served as a member of our Board of Directors since March 2017, as our Chief Executive Officer since March 2016 and as our President since July 2014. From July 2013 to April 2014, Mr. Biffle served as chief executive officer of VivaColombia, an airline based in Medellín, Colombia. From February 2005 to July 2013, Mr. Biffle served as chief marketing officer of Spirit Airlines. From 2003 to 2005, Mr. Biffle served as managing director of marketing at US Airways. Mr. Biffle also held other key positions in network planning, sales and marketing while at US Airways. Prior to joining US Airways, Mr. Biffle held several management positions at American Eagle Airlines, a regional airline subsidiary of American Airlines, Inc. from 1995 to 1999. Mr. Biffle holds a B.A. degree from the University of Alabama. We believe Mr. Biffle is qualified to serve on our Board of Directors due to his experience in the air transportation industry and his general airline and business experience.

James G. Dempsey has served as our Chief Financial Officer since May 2014. From July 2006 to April 2014, Mr. Dempsey served as treasurer at Ryanair Holdings PLC. From 2003 to 2006, Mr. Dempsey served as head of investor relations at Ryanair. Prior to this, Mr. Dempsey served in various management roles with PricewaterhouseCoopers from 2000 to 2003. Mr. Dempsey holds a Bachelor of Commerce Degree from the University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

James E. Nides has served as our Chief Operating Officer since January 2017. Mr. Nides served as our Vice President Flight Operations from April 2015 until December 2017. Mr. Nides served as chief operating officer of Concesionaria Vuela Compañía de Aviación, S.A. de C.V., an airline based in Mexico doing business as Volaris, from July 2011 to April 2015. Mr. Nides served as vice president of flight operations & maintenance of Express Jet Holdings Inc., a regional U.S. airline, from 1998 to 2011. Mr. Nides started his airline industry career as a pilot for Comair in 1978. Mr. Nides holds a B.S. in Economics from the University of Cincinnati.

Howard M. Diamond has served as our General Counsel and Corporate Secretary since July 2014. Mr. Diamond served as vice president, general counsel and corporate secretary of Thales USA, Inc., a diversified aerospace, defense and transportation company, from January 2008 to July 2014. Prior to that, Mr. Diamond served as chief counsel at BAE Systems Land and Armaments, f/k/a United Defense, LP from 2003 to 2008. Mr. Diamond holds a B.A. degree from Wesleyan University and a J.D. from the University of Virginia School of Law.

Mark C. Mitchell has served as our Chief Accounting Officer since September 2015. Mr. Mitchell served in various leadership capacities for Starwood Hotels and Resorts Worldwide, Inc., or SHRW, a hotel and leisure company, from February 2007 to September 2015, including serving as the Vice President, Accounting (SHRW) during 2013 to 2015 and as the corporate controller for Starwood Vacation Ownership, Inc., the timeshare brand of SHRW, during 2007 to 2015. Mr. Mitchell is a CPA and holds a B.S. in Accounting from Indiana University and an M.B.A. from the University of Florida.

Daniel M. Shurz has served as our Senior Vice President, Commercial since January 2012. Mr. Shurz also served as our Vice President, Strategy and Planning from June 2009 to February 2012. Prior to that, Mr. Shurz served as vice president, network planning from August 2006 to April 2009 and director, business development from May 2005 to August 2006 at Air Canada. Mr. Shurz also served in various roles at United Airlines from 1996 to 2001. Mr. Shurz holds a B.A. from Cambridge University and an M.B.A. from the University of Chicago Booth School of Business.

Board Composition

Our board of directors is presently comprised of 10 members. In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered three-year terms effective immediately prior to the completion of this offering. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors are Messrs. W. Franke and Connor and Ms. Pineda, and their terms will expire at the annual general meeting of stockholders to be held in 2018;

•	The Class II directors are Messrs. Han, MacDonald and Wilson, and their terms will expire at the annual general meeting of stockholders to be held in 2019; and

•	The Class III directors are Messrs. Biffle, B. Franke and Genise, and their terms will expire at the annual general meeting of stockholders to be held in 2020.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Until such time as Indigo Denver Management Company, LLC, or Indigo, and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our outstanding common stock, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering require a majority stockholder vote for the removal of a director with or without cause. From and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our outstanding common stock, a majority stockholder vote will be required for removal of a director with cause (and a director may only be removed for cause). The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

An investment fund managed by Indigo owns more than 50% of our outstanding voting securities and we are therefore considered a “controlled company” within the meaning of the NASDAQ Stock Market rules. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under the NASDAQ Stock Market rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of independent directors and that our compensation and nominating and corporate governance committees be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we expect to rely on certain phase-in provisions to comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ Stock Market rules, requiring that our audit committee be comprised exclusively of independent directors within one year of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Connor, Han, Genise, MacDonald and Ms. Pineda, representing five of our 10 directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market.

Family Relationships

William A. Franke is the father of Brian H. Franke. Otherwise, there are no family relationships among any of our directors or executive officers.

Leadership Structure

We have historically separated the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the CEO, sets the agenda for board meetings and presides over meetings of the full board of directors. In addition, our amended and restated bylaws to be in effect immediately prior to the consummation of this offering provide that the independent directors may appoint a lead director from among them to perform such duties as may be assigned by our board of directors.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and the audits of our financial statements. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the company’s engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Mr. Han, who is the chair of the committee, Messrs. Connor and Wilson and Ms. Pineda. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Our board has determined that Mr. Han is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Messrs. Han and Connor and Ms. Pineda are independent directors as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market. Our audit committee will consist of at least one member that is independent upon the effectiveness of our registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews the compensation philosophy of the Company, reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates our performance in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also considers market trends in executive compensation with respect to the compensation of these officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Messrs. Genise and MacDonald, with Mr. W. Franke serving as the chair of the committee.

In order for our compensation committee to continue to make recommendations or determinations with respect to executive compensation, such committee must be composed of a majority of independent directors within ninety days from the date our common stock is listed on the NASDAQ Stock Market and entirely of independent directors within one year from the date our common stock is listed on the NASDAQ Stock Market. However, if we remain or become a “controlled company,” we will qualify for, and expect to rely on, exemptions from the NASDAQ Stock Market corporate governance requirements that require such committee to be composed entirely of independent directors. Our board of directors has affirmatively determined that each of Messrs. Genise and MacDonald meets the definition of “independent director” for purposes of the NASDAQ Stock Market listing rules and is and will be a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m).

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The nominating and corporate governance committee reviews and evaluates, at least annually, the performance of the nominating and corporate governance committee and its members, including compliance of the nominating and corporate governance committee with its charter. The current members of our nominating and corporate governance committee are Mr. Han and Ms. Pineda, with Mr. B. Franke serving as the chair of the committee.

In order for our nominating and corporate governance committee to continue to make recommendations or determinations with respect to the composition of our board, such committee must be composed of a majority of independent directors within ninety days from the date our common stock is listed on the NASDAQ Stock Market and entirely of independent directors within one year from the date our common stock is listed on the NASDAQ Stock Market. However, if we remain or become a “controlled company,” we will qualify for, and expect to rely on, exemptions from the NASDAQ Stock Market corporate governance requirements that require such committee to be composed entirely of independent directors. Our board of directors has affirmatively determined that each of Mr. Han and Ms. Pineda meets the definition of “independent director” for purposes of the NASDAQ Stock Market listing rules.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Ethics

Our board of directors has adopted a Code of Ethics. The Code of Ethics is applicable to all members of the board, officers and other employees, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics will be available under the Investor Relations section on our website at www.FlyFrontier.com under “Code of Ethics” at or around the time of this offering. The Code of Ethics addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our directors, executive officers or other principal financial officers, or an immediate family member of a director, executive officer or other principal financial officer, and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified directors, officers or other principal financial officers, or an immediate family member of a specified director, executive officer or other principal financial officer, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering provides that we shall indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect immediately prior to the consummation of this offering also provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for judgments, fines and settlement amounts as well as for related expenses including, among other things, attorneys’ fees incurred by any of these individuals in any action or proceeding. We believe these limitation of liability provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. Our amended and restated certificate of incorporation provides that any such lawsuit must be brought in the Court of Chancery of the State of Delaware. The foregoing provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers, or NEOs, should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. Our employees, including the NEOs, are employed with Frontier and all employee compensation matters have historically been decided by the board of directors of Frontier and its compensation committee, except for grants of equity awards, which have been made by our board of directors. Following the closing of this offering, all compensation matters in respect to our NEOs will be determined by the compensation committee of our board of directors. All references to “we,” “us” or “our” in this Executive Compensation section will refer to Frontier and Frontier’s board of directors and its compensation committee for actions taken in respect of cash compensation prior to the completion of this offering and to FGHI and FGHI’s board of directors and its compensation committee for actions taken in respect of equity awards at any time and in respect of cash compensation on and after the completion of this offering.

Our compensation committee, which is appointed by our board of directors, is responsible for establishing, implementing and monitoring our compensation philosophy and objectives. We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2016 were as follows:

•	Barry L. Biffle, President and Chief Executive Officer;

•	James G. Dempsey, Chief Financial Officer;

•	Howard M. Diamond, General Counsel and Secretary;

•	Daniel M. Shurz, Senior Vice President, Commercial; and

•	William A. Meehan, former Chief Operating Officer.

Mr. Meehan’s employment with us ended effective as of January 4, 2017. Mr. Biffle served as our President for all of fiscal year 2016, but he was not appointed as our President and Chief Executive Officer until March 2016.

Compensation Philosophy and Objectives

We strive to find the best talent, resources and infrastructure to better serve our customers. Our goal is to attract and retain the most highly qualified executives to manage and oversee each of our business functions. We seek out individuals who we believe will be able to contribute to our business and our vision of future success, our culture and values, and who will promote the long-term interests and growth of our company. Our philosophy is that executive officer compensation should be structured to be straightforward and evolve alongside our company, provide incentive compensation to motivate and reward executive officers to attain established company and individual goals, supply competitive base salaries and benefits to attract and retain superior employees and utilize equity-based compensation that is consistent with increasing stockholder value and encourages an ownership mentality by our executives.

In determining the form and amount of compensation payable to the NEOs, we are guided by the following objectives and principles:

•	Compensation programs should be straightforward, clear and evolve with our business. As part of our development as business, we aim to ensure our compensation programs are straightforward and clear in order to provide transparency to our stakeholders. Our executive compensation program should give strong, clear incentives to our executives and adapt and evolve to reflect the growth and development of our company to ensure we remain competitive in the marketplace.

•	Compensation should relate directly to performance, and variable compensation should constitute a significant portion of total compensation. We believe that our compensation programs foster an environment of innovation that rewards outstanding performance. Accordingly, a significant portion of total compensation should be based on variable compensation that is tied to and varies with our financial, operational and strategic performance, as well as individual performance. Executives with greater roles and the ability to directly impact our company’s goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved.

•	Compensation levels should be designed to attract, motivate and retain exceptional executives in the markets in which we operate. The market for talented management is highly competitive in our industry. We aim to provide an executive compensation program that attracts, motivates and retains high-performing talent and rewards them for our achieving and maintaining a competitive position in our industry. Total compensation should increase with position and responsibility.

•	Long-term equity-based compensation should align executives’ interests with our stockholders’ interests. Long-term incentive awards, including equity-based compensation, incentivize executives to manage the company from a perspective that is beneficial to our stockholders, promoting the long-term growth of our company. Equity-based compensation should be utilized to foster an ownership mentality among our executives and to align the interests of our executives with our stockholders.

Determination of Compensation

Our compensation committee meets periodically to review and consider recommendations from Mr. Biffle with respect to each NEO’s base salary, annual bonus compensation and long-term equity awards, other than with respect to himself. At the same time, our compensation committee reviews and determines adjustments, if necessary, to Mr. Biffle’s compensation, including his base salary, annual bonus compensation and long-term equity awards. Our compensation committee annually evaluates our company-wide performance against the approved performance targets for the prior fiscal year. Our committee also meets periodically to discuss compensation-related matters as they arise during the year. For fiscal year 2016, our compensation committee determined each individual component of compensation for our NEOs. Mr. Biffle evaluates each other NEO’s individual performance and contributions to our company at the end of each fiscal year and reports his recommendations regarding each element of the other NEOs’ compensation to our compensation committee. Mr. Biffle does not participate in any formal discussion with our compensation committee regarding decisions on his own compensation and he recuses himself from meetings when his compensation is discussed. Following the completion of this offering, our compensation committee will oversee the annual compensation review process for all NEOs.

We generally rely on a flexible compensation program that allows us to adapt components and levels of compensation to motivate and reward individual executives to attain certain company-wide and individual goals. Subjective factors considered in compensation determinations include an executive’s experience and capabilities, contributions to the executive’s business unit or department, contributions to our overall company performance and whether the total compensation structure is sufficient to ensure the retention of the executive after taking into account the compensation potential that may be available elsewhere.

In early fiscal year 2016, our compensation committee began with a review of the primary aspects of our compensation programs for our named executive officers, including base salaries, performance-based bonuses and equity grants. As part of this process, our compensation committee consulted compensation surveys and gained a general understanding of current compensation practices through its compensation consultant, Willis Towers Watson. The surveys provided by Willis Towers Watson reported statistics on the total compensation, position and responsibilities of executives employed by similarly situated companies in our industry and other companies based on revenue. Willis Towers Watson led our compensation committee through a detailed review of recent executive compensation trends, including as to the form and amount of cash compensation and equity grants. For fiscal year 2016, Willis Towers Watson recommended, and our compensation committee approved, the following peer group (the “Compensation Peer Group”), consisting of competitor airlines, for compensation market comparison purposes:

•	Alaska Air Group, Inc.

•	Allegiant Travel Company

•	Hawaiian Holdings Inc.

•	JetBlue Airways Corporation

•	Republic Airways Holdings Inc.

•	Sky West Inc.

•	Spirit Airlines, Inc.

•	Virgin America Inc.

The selection of companies for the Compensation Peer Group focused on small to medium-sized passenger carriers as an appropriate population for assessing the amounts and percentile rankings of compensation elements for NEOs, including base salaries, short-term incentives (bonuses) and long-term equity-based incentives. Our compensation committee determined that our competition for executive talent came significantly from these carriers. Willis Towers Watson primarily used the Compensation Peer Group to assess the competitiveness of our Chief Executive Officer’s and Chief Operating Officer’s compensation, as these positions would normally be recruited from other passenger airlines.

In assessing the compensation of our Chief Financial Officer, Senior Vice President, General Counsel and Secretary, and Senior Vice President, Commercial, Willis Towers Watson used a blended approach consisting of both Compensation Peer Group proxy data and broader survey data, adjusted for revenue size, as these positions could also be recruited from companies in other industries. Willis Towers Watson weighted the general industry companies at 25% and the airline peer group companies at 75% when evaluating our executive compensation and recommending adjustments. For its 2016 analysis, the survey data were pulled from the following three executive pay surveys:

•	Seabury Airline Industry Compensation Survey Analysis;

•	Willis Towers Watson Compensation Data Bank (CDB) General Industry Executive Compensation Survey Report; and

•	William M. Mercer Executive Compensation Survey.

The data from the two general industry executive surveys were cut in scope to focus on companies with revenues approximating the Company’s revenues of approximately $1.75 billion. Our compensation committee was not aware of the individual companies participating in the surveys and reviewed the data in a summarized fashion.

Our compensation committee has historically approved an overall guideline of total direct compensation for our senior management generally around the market median. Our executive compensation philosophy contemplates that our compensation committee would annually select a mix of base salary, annual target incentive compensation and long-term target incentive compensation intended to deliver total target direct compensation for our executive officers, in the aggregate, at approximately the market 50th percentile. However, our compensation committee reserved discretion to deviate from the above guidelines as necessary to account for changing industry characteristics, our particular business model, individual performance and other factors. Willis Towers Watson’s February 2016 analysis indicated that, in the aggregate, our NEOs’ 2015 total target cash compensation (base salary plus target bonus opportunity) was slightly below the desired pay positioning, approximating the 50th percentile of the market.

Components of Compensation for Fiscal Year 2016

Our performance-driven compensation program for our NEOs consists of the following main components:

•	base salary;

•	performance-based cash incentives;

•	equity-based incentives;

•	benefits;

•	perquisites; and

•	termination-based compensation.

We will continue to build our executive compensation program around each of these elements because each individual component is useful in furthering our compensation philosophy and we believe that, collectively, they are effective in achieving our overall objectives.

Base Salary. We provide our NEOs with a base salary to compensate them for their service to our company during each fiscal year. The base salary payable to each NEO is intended to provide a fixed component of compensation that adequately reflects the executive’s qualifications, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEO’s position, responsibilities and years of service and our compensation committee’s general knowledge of the competitive market, based on, among other things, experience with other similarly situated companies and our industry and market data provided by Willis Towers Watson.

In March 2016, Mr. Biffle’s base salary was increased from $425,000 to $475,000 in connection with Mr. Biffle’s promotion to serve as our President and Chief Executive Officer and, after consultation with Mr. Biffle and Willis Towers Watson, Mr. Meehan’s base salary was increased from $325,000 to $350,000 and Mr. Shurz’s base salary was increased from $225,000 to $265,000 in order to better align Messrs. Meehan’s and Shurz’s total direct compensation with the 50th percentile of the market. In addition, after consulting with Mr. Biffle, effective April 2016, we increased Mr. Dempsey’s base salary from $350,000 to $365,000 and Mr. Diamond’s base salary from $325,000 to $333,000 in order to reward Messrs. Dempsey and Diamond for their outstanding performance and dedication to our company. The following table represents our NEOs’ base salaries in effect for fiscal year 2016 after taking into account each NEO’s increases.

Name	Base Salary for 2016 ($)
Barry L. Biffle, President & Chief Executive Officer	475,000
James G. Dempsey, Chief Financial Officer	365,000
Howard M. Diamond, General Counsel and Secretary	333,000
Daniel M. Shurz, Senior Vice President, Commercial	265,000
William A. Meehan, Former Chief Operating Officer	350,000

Performance-Based Cash Incentives. As a cornerstone of our compensation policy, we aim to create a direct correlation between the executive’s role and responsibilities and the ability to earn variable pay. We provide cash bonuses to reward and incentivize superior individual and business performance, resulting in a performance-based organizational culture. Our performance-based cash incentive plans are designed to reward our executives for innovation and motivate them to achieve both corporate targets and individual goals, thereby tying the executives’ goals and interests to those of our company and its stockholders.

Each of our NEOs was eligible for performance-based cash incentives under our Fiscal Year 2016 Management Bonus Plan. Mr. Meehan did not receive a performance bonus under this plan because he resigned his employment with us prior to payment of the performance bonuses in early 2017; although he received a cash severance payment equal to his target annual performance bonus pursuant to his separation agreement (see the description of Mr. Meehan’s separation agreement in “Employment and Separation Agreements with Named Executive Officers” below). The Management Bonus Plan is reviewed and approved annually by our compensation committee. The determination of the amount of bonuses paid to our NEOs generally reflects a number of considerations, including our costs and revenues among other corporate targets and, when relevant, individual targets. The formula used to calculate a participating executive’s performance-based bonus amount is the sum of the amount calculated for each performance goal, which is found by multiplying the overall target bonus opportunity times weighting for such performance goal times the achievement level for such performance goal.

Our compensation committee expresses each executive’s target bonus opportunity as a percentage of base salary. Our compensation committee did not follow a formula but rather used the factors as general background information prior to determining the target bonus opportunity rates for our participating NEOs. Our compensation committee set these rates based on each participating executive’s experience in his role with the company and the level of responsibility held by each executive, which our compensation committee believes directly correlates to his ability to influence corporate results. For fiscal year 2016, based on market data provided by Willis Towers Watson, our compensation committee used a guideline target bonus opportunity of 100% for Mr. Biffle, 75% for Messrs. Dempsey and Meehan and 65% for Messrs. Diamond and Shurz.

When determining the bonus amounts for our NEOs under the Management Bonus Plan, our compensation committee sets certain performance goals, using a mixture of corporate and individual performance. The individual performance under our Management Bonus Plan is not based on any specific performance targets, but rather is determined by our compensation committee in its sole discretion after evaluating overall individual performance in a fiscal year and after receiving recommendations from Mr. Biffle, other than for himself. Our compensation committee’s determinations of the individual performance of our NEOs are not expected to result in payments of the annual bonus based on average or below average performance by the NEOs. Corporate goals and performance targets and individual performance are reviewed and approved by our compensation committee prior to any allocation of the bonus. For fiscal year 2016, our compensation committee determined the weighting of the performance goals was comprised of 75% corporate performance and 25% individual performance for each NEO.

In early fiscal year 2016, our compensation committee established corporate performance targets for each NEO. Our compensation committee does not establish any specific individual performance targets, instead our compensation committee reviews at the end of each fiscal year each NEO’s individual performance overall and determines any satisfaction of individual performance based on their review of each NEO’s overall contributions to us during the fiscal year.

The corporate performance targets established by our compensation committee were as follows:

Performance Metric	Weighting	Definition
Full Year Ex-Fuel Stage Adjusted CASM	40%	Operating costs per available seat mile as adjusted to exclude fuel for fiscal year 2016

Full Year Net Income (YoY Growth %)	30%	Annual consolidated net income based on year over year percentage change, calculated in in accordance with GAAP and as reported in our audited 2016 financials

Full Year Completion DOT Rank	10%	Rank among other domestic airlines of completion factor, the measure of flights completed as scheduled, as published by the Department of Transportation for fiscal year 2016

Full Year A14 DOT Rank	10%	Rank among other domestic airlines of A14 factor, the measure of the number of arrivals within 14 minutes of the published arrival time, as published by the Department of Transportation for fiscal year 2016

Full Year DOT Compliant Rate per 100k	10%	Number of passenger complaints to the Department of Transportation per 100,000 passenger for fiscal year 2016

For each of these performance goals under the Management Bonus Plan, our compensation committee sets a threshold, target, stretch and maximum achievement level. A component of performance must be achieved at no less than 50% before it is taken into account in calculating an executive’s bonus amount and measurement of achievement does not exceed 200% of the target for such component. The threshold goals are satisfied with an achievement level of 50%, the target goals are satisfied with an achievement level of 100%, the stretch goals are satisfied with an achievement level of 150% and the maximum goals are satisfied with an achievement level of 200%. The threshold, target, stretch and maximum achievement levels for fiscal year 2016 are included in the table below. In early 2017, our compensation committee reviewed our fiscal year 2016 company-wide performance with respect to determining bonuses to executive officers, as well as individual performance achievements. Our compensation committee determined the corporate performance goal achievement set forth in the table below and achievement of the individual performance goals for Messrs. Biffle and Dempsey at 113%, for Mr. Diamond at 104% and for Mr. Shurz at 109% based on our compensation committee’s determination, in its discretion, that each NEO had outstanding individual performance in their various roles with us and showed continued dedication to us throughout the year.

Performance Metric	2016 Threshold		2016 Target		2016 Stretch		2016 Maximum		2016 Actual Result		Percent Achieved (Achievement Level x Weighting)
Full Year Ex-Fuel Stage Adjusted CASM	5.54	¢	5.44	¢	5.39	¢	5.34	¢	5.45	¢	38.6%
Full Year Adjusted Net Income (YoY Growth %)	20%		30%		40%		50%		21.7%		17.6%
Full Year Completion DOT Rank	6		5		4		3		8		0%
Full Year A14 DOT Rank	8		7		6		5		9		0%
Full Year DOT Compliant Rate per 100k	5.0		4.5		4.25		3.9		5.91		0%
Total Achievement											56.2%

Following its review and determinations, our compensation committee awarded cash bonuses to each NEO, except Mr. Meehan, as set forth in the table below. Mr. Meehan was not eligible for a performance bonus because his employment with us ended on January 4, 2017, prior to payment of any bonuses, but he received a cash severance payment equal to his target level bonus as discussed in more detail below. The NEOs’ 2016 bonuses are set forth under the “Summary Compensation Table” below.

NEO	Bonus Target (salary paid in 2016 x target bonus percentage) ($)	Corporate Performance Bonus (equal to 75% x bonus target x 56.2%) ($)	Individual Performance Bonus (equal to 25% x bonus target x 56.2% x individual achievement level) ($)	Annual Performance Bonus Paid (corporate + individual) ($)
Barry L. Biffle	466,667	196,700	74,090	270,791
James G. Dempsey	270,938	114,200	43,015	157,216
Howard M. Diamond	215,150	90,686	31,438	122,123
Daniel M. Shurz	167,917	70,777	25,716	96,492

For fiscal year 2017, our compensation committee has approved the Fiscal Year 2017 Management Bonus Plan for all executives. The 2017 Management Bonus Plan for our executives is similar to our current annual cash incentive plan. Going forward, we expect to continue to use a similar performance-based incentive framework in deciding cash bonuses for our executives.

Equity-based incentives. Our compensation committee fosters an environment of executive ownership that encourages and incentivizes long-term investment and engagement by our NEOs through the use of equity-based awards. Our aim is to promote long-term, sustainable growth and align executive performance and behaviors to create a culture conducive to stockholder investment.

In order to attract and retain the best available management and other personnel with the training, experience and ability to make substantial contributions to the success of our business and to motivate and provide additional incentives to our employees, non-employee board members and consultants, we maintain the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of options, restricted stock, restricted stock units and other stock-based award. We intend to adopt a 2017 Equity Incentive Award Plan (the “2017 Plan”), which will be effective immediately prior to the consummation of this offering. The 2017 Plan will replace the 2014 Plan and no further grants will be made under the 2014 Plan, and the 2014 Plan will terminate, except with regard to grants then outstanding under the 2014 Plan.

We have granted options to each of our NEOs under the 2014 Plan, which is administered by our full board of directors. When determining the size of the grants for NEOs, our board of directors takes into account the size of past equity grants, the NEO’s position (level) in our company, compensation, the NEO’s value for our company based on their experience, innovation, expertise and leadership capabilities and the recommendation of our compensation committee. The philosophy behind the option grants is to provide the NEO with a strong incentive to build long-term value in our company. Generally, an option granted under the 2014 Plan to our executives vests in equal annual installments over four years, subject to continued service with our company. In addition, the exercise price of options granted under the 2014 Plan is equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

In February 2016, our board of directors approved a dividend payable to our stockholders of $18.95 per share of our common stock (the “Dividend”). Pursuant to the terms of the 2014 Plan, to equitably reflect the impact of the Dividend on the holders of outstanding equity awards, our board of directors approved: (1) cash payments in an amount equal to the Dividend per share amount to be made with respect to options where the exercise price less than the Dividend amount would be equal to or less than 25% of the fair market value of our common stock on the date the Dividend was approved (which, for unvested options, will not be made unless and until the related option has vested) and (2) a reduction in the per share exercise price equal to the Dividend amount for all other options where the exercise price less than the Dividend amount would be greater than 25% of the fair market value of our common stock on the date the Dividend was approved. As a result of the cash payments to our optionholders, in fiscal year 2016, Messrs. Biffle, Dempsey, Diamond, Shurz and Meehan each received a cash payment equal to $711,345, $314,608, $163,918, $158,697 and $163,918, respectively, in connection with the Dividend for their vested options and Messrs. Biffle, Dempsey, Diamond and Shurz will receive additional cash payments equal to $711,364, $314,665, $163,917, and $158,723, respectively, in the aggregate in connection with the Dividend for their unvested options that will vest in later years. Mr. Meehan forfeited his unvested options in January 2017 in connection with separation of employment, and, as a result, is not eligible to receive any continued cash payments for his option in connection with the Dividend.

In March 2016, our board of directors granted Mr. Biffle an option to purchase 39,900 shares of our common stock in connection with his promotion to our President and Chief Executive Officer. The size of Mr. Biffle’s option grant was set at an amount such that, together with the option previously granted to him, he would hold two percent of our shares, calculated on a fully-diluted basis. The option was granted with an exercise price equal to the fair market value of our common stock on the date of approval, as determined by our board of directors and vests in four equal installments on March 15, 2017, 2018, 2019 and 2020, subject to Mr. Biffle’s continued service to us. No other NEOs were granted equity awards in fiscal year 2016.

Equity forms an integral part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation. In the future, we may consider awarding additional forms of equity incentives, such as grants of restricted stock, restricted stock units and performance-based awards, and may also determine to seek additional input from compensation consultants. We expect that our equity awards we make to our executive officers will be driven by our sustained performance and growth, our executive officers’ ability to impact our results that influence stockholder value, their organization level and their potential to take on roles of increasing responsibility.

Benefits. We provide the following benefits to all our employees, including our NEOs:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	employee assistance program;

•	health and dependent care flexible spending accounts;

•	short and long-term disability; and

•	401(k) plan, which includes an employer matching contribution of 50% of the applicable employee’s first 6% of plan contributions.

Our compensation committee, in its discretion, may revise, amend or add to any executive’s benefits if it deems necessary. Consistent with our overall compensation philosophy, we intend to continue to maintain our current benefits plans for executives as well as other employees.

Perquisites. We determine perquisites on a case-by-case basis and will provide a perquisite to a NEO when we believe it is necessary to attract or retain the executive officer. Any perquisites we supply are reasonable and consistent with market trends. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package. As is common in the airline industry, we provide a Universal Air Travel Plan, or UATP, to our officers and members of the board of directors, whereby each individual receives a yearly dollar value that they may use for personal travel on our flights for themselves and certain qualifying friends and family. Each one-way flight they take is valued at $75, which is the average cost to us of a one-way flight for us. For fiscal year 2016, each NEO received a travel bank under the UATP equal to $11,000 for Mr. Biffle and $8,250 for Messrs. Diamond, Meehan, Shurz and Dempsey. Mr. Meehan received $8,250 for continued flight benefits under the UATP for one year following his separation in accordance with his separation agreement described below. We do not provide any other significant perquisites or personal benefits to our named executive officers.

Termination-Based Compensation. We believe that terminations of employment are causes of great concern and uncertainty for our senior executives. We aim to alleviate these concerns and allow executives to remain focused on their duties and responsibilities to our company by providing protections to our executives in the termination context. As such, each of our NEOs is eligible for severance benefits under his employment agreement.

Each of our NEOs is eligible for severance benefits, both in connection with and outside of a change in control, under his respective employment agreement with our company. Our compensation committee and/or our board approves of termination benefits to our NEOs based on its general knowledge of severance practices in our industry and as the result of arms’ length negotiations at the time our executives enter into employment with us or at the time they are requested to take on additional responsibilities. The level of benefits varies from executive to executive based on the level of responsibility of the executive and accommodations made through arms’ length negotiations. Severance payments are typically comprised of a cash payment in lieu of salary, continuation of flight benefits under the UATP for a limited period of time and coverage of health benefits for a limited period of time. Executives whose employment is terminated by us are required to sign a general release of all claims to receive any severance benefits. For more detailed descriptions of the benefits provided to our named NEOs upon a termination of employment, please see “Employment and Separation Agreements with Named Executive Officers” below.

Tax and Accounting Considerations. While our board of directors and our compensation committee generally consider the financial accounting and tax implications of their executive compensation decisions, neither element has been a material consideration in the compensation awarded to our NEOs historically. In addition, our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our NEOs. Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to certain “covered employees,” unless certain specific and detailed criteria are satisfied. Pursuant to applicable regulations, Section 162(m) will not apply to compensation paid or stock options or restricted stock granted under the compensation agreements and plans in existence prior to the completion of this offering during the reliance transition period ending on the earlier of the date the agreement or plan is materially modified or the first stockholders meeting at which directors are elected during or after 2021. While we will continue to monitor our compensation programs in light of Section 162(m), our compensation committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders, particularly as we continue our transition from a private to a public company. As a result, we have not adopted a policy requiring that all compensation be deductible and our compensation committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of our company and our stockholders.

Other provisions of the Internal Revenue Code can also affect compensation decisions for our NEOs. Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. Our compensation committee will take into account the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 280G of the Internal Revenue Code disallows a company’s tax deduction for payments received by certain individuals in connection with a change in control to the extent that the payments exceed an amount approximately three times their average annual compensation and Section 4999 of the Internal Revenue Code imposes a 20% excise tax on those payments. Our compensation committee will take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible pursuant to Section 280G.

2016 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during the past fiscal year.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Barry L. Biffle President & Chief Executive Officer	2016	466,667	3,576,207	270,791	1,430,825	5,744,490

James G. Dempsey Chief Financial Officer	2016	361,250	—	157,216	634,534	1,153,000

Howard M. Diamond General Counsel and Secretary	2016	331,000	—	122,123	339,854	792,977

Daniel M. Shurz Senior Vice President, Commercial	2016	258,333	—	96,492	324,455	679,280

William A. Meehan(1) Former Chief Operating Officer	2016	345,096	—	—	335,881	680,977

(1)	Mr. Meehan terminated his employment with us effective as of January 4, 2017. Please see the description of Mr. Meehan’s separation agreement in “Employment and Separation Agreements with Named Executive Officers” below.
(2)	For the option awards column, amounts shown represent the grant date fair value of options granted by us during fiscal year 2016, as calculated in accordance with ASC Topic 718. See Note 9 of the financial statements included in this registration statement for the assumptions used in calculating this amount. In February 2016, in connection with a cash dividend paid to our stockholders of record as of February 23, 2016, our board of directors approved a cash payment of $18.95 per share, the same as the Dividend amount paid to holders of our common stock, which (1) was paid as a one-time cash bonus in an amount equal to the Dividend per share amount to holders of our options where the exercise price less than the Dividend amount would be equal to or less than 25% of the fair market value of our common stock on February 23, 2016 (which, for unvested options, will not be made unless and until such option has vested) and (2) resulted in a reduction in the per share exercise price equal to the Dividend amount for all other of our options where the exercise price less than the Dividend amount would be greater than 25% of the fair market value of our common stock on February 23, 2016. Please see the descriptions of the Dividend modifications of outstanding options held by our NEOs in “Compensation Discussion and Analysis—Equity-Based Incentives” above.
(3)	Represents amounts paid for performance in fiscal year 2016 under our Management Bonus Plan, which were paid to our NEOs in early 2017. Please see the description of the 2016 Management Bonus Plan in “Compensation Discussion and Analysis—Performance-Based Cash Incentives” above.
(4)	For each of our NEOs, the amounts under the “All Other Compensation” column for fiscal year 2016 represent (a) the flight benefits under our UATP based on our calculation of the incremental cost to the company providing the flight benefits to the NEOs based on each one-way flight they take being valued at the lesser of (i) the actual cost of the ticket and (ii) $75, which is the average cost to us of a one-way flight plus (b) the cash payments equal to $1,422,709, $629,273, $327,835, $317,413 and $327,835 which were paid to each of Messrs. Biffle, Dempsey, Diamond, Shurz and Meehan, respectively, in connection with the Dividend (which, for unvested options, will not be made unless and until such option has vested) plus (c) $3,975, $2,764, $7,950, $5,692 and $7,746 for each of Messrs. Biffle, Dempsey, Diamond, Shurz and Meehan, respectively, pursuant to our matching employer contributions under our 401(k) plan. Please see the descriptions of the UATP in “Compensation Discussion and Analysis—Perquisites” above. Please see the descriptions of the Dividend modifications of outstanding options held by our NEOs in “Compensation Discussion and Analysis—Equity-Based Incentives” above. Mr. Meehan forfeited the portion of the cash payment related to his unvested option in connection with the Dividend ($163,918) upon the termination of his employment in early 2017.

Grants of Plan-Based Awards in Fiscal Year 2016

The following table represents our grants of non-equity and equity incentive plan-based awards made to our NEOs for the past fiscal year.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Award(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name		Threshold ($)	Target ($)	Maximum ($)
Barry L. Biffle	—	233,334	466,667	933,334	—	—	—
	3/15/2016	—	—	—	39,900	216.11	3,576,207
James G. Dempsey	—	135,469	270,938	541,876	—	—	—
Howard M. Diamond	—	107,575	215,150	430,300	—	—	—
Daniel M. Shurz	—	83,959	167,917	335,834	—	—	—
William A. Meehan(2)	—	129,411	258,822	517,644	—	—	—

(1)	Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our 2016 Management Bonus Plan. The threshold column assumes the achievement of the corporate and individual goals at the threshold level. The threshold bonus amount can be calculated by multiplying the target bonus of each named executive officer times the threshold percentage of 50%. The target column assumes the target achievement for both corporate and individual goals. The target bonus amount can be calculated by multiplying the base salary of each named executive officer actually paid in 2016 times target bonus percentage established by our compensation committee times the target percentage of 100%. The stretch column assumes the maximum achievement for both corporate and individual goals. The maximum bonus amount can be calculated by multiplying the target bonus of each named executive officer times the maximum percentage of 200%.
(2)	Mr. Meehan terminated his employment with us in January 4, 2017 and as a result he did not receive a payment under our 2016 Management Bonus Plan, but he did receive a cash payment equal to his target bonus opportunity as part of his separation package.

Outstanding Equity Awards at Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2016.

		Option Awards
Name(1)	Vesting Commencement Date(2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Barry L. Biffle	4/27/2014	37,538	37,539	10.00	4/27/2024
	3/15/2016	—	39,900	216.11	3/15/2026
James G. Dempsey	5/12/2014	16,603	16,604	10.00	5/12/2024
Howard M. Diamond	7/28/2014	8,650	8,650	10.00	7/28/2024
Daniel M. Shurz	4/18/2014	8,375	8,375	10.00	4/18/2024
William A. Meehan(1)	6/2/2014	8,650	8,650	10.00	6/2/2024

(1)	Mr. Meehan terminated his employment with us effective as of January 4, 2017. In connection with his separation, he forfeited all unvested shares subject to the option and we exercised our call right with respect to the vested shares subject to his option.
(2)

Options vest and become exercisable with respect to 25% of shares of our common stock subject to the award on each anniversary of the vesting commencement date, such that all shares will be vested on the fourth anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through each such vesting date. The options granted to Mr. Diamond will also vest in full upon a Change in Control (as defined in the 2014 Plan).

Option Exercises and Shares Vested in 2016

None of our NEOs exercised any options or had any shares vest during fiscal year 2016.

Pension Benefits

None of our NEOs participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment and Separation Agreements with Named Executive Officers

Barry L. Biffle. We entered into an employment agreement with Mr. Biffle on July 16, 2014 to serve as our President on substantially the same terms and conditions as the employment agreement described below for Mr. Dempsey (including termination payments and benefits), except that Mr. Biffle received certain reimbursements for legal costs incurred by Mr. Biffle in connection with the negotiation of his employment agreement. In addition, upon a termination without Cause apart from a Change in Control (each, as defined under Mr. Biffle’s agreement), he would also remain eligible to receive his annual bonus on the regularly scheduled payment date under our incentive bonus program and payable at the same time as other continuing executive officers.

In March 2016, we entered into a new employment agreement with Mr. Biffle in connection with his promotion to our President and Chief Executive Officer, which is terminable by us at any time and by Mr. Biffle upon 30 days’ notice. The term of his employment agreement is through March 15, 2021 and renews for successive one year periods unless either party gives the other notice of non-extension at least 90 days before the expiration of the applicable term. Mr. Biffle’s new employment agreement entitles him to an increase in his base salary and his same target bonus opportunity as part of our Management Bonus Plan, a performance-based program that allows for a cash bonus based upon achievement of certain objectives. Mr. Biffle’s new employment agreement provides that he will serve on our board of directors and be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above). It also contains certain confidential information covenants and Mr. Biffle must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter (or 24 months in the event he is terminated without Cause, as defined below, or resigns for Good Reason, as defined below). Pursuant to the new employment agreement, our board of directors also granted Mr. Biffle an option to purchase 39,900 shares of our common stock with an exercise price equal to $216.11, which our board of directors determined was the fair market value of a share of our common stock on the date of board approval and which vests in four equal installments on March 15, 2017, 2018, 2019 and 2020, subject to Mr. Biffle’s continued service through such vesting dates.

Mr. Biffle’s new employment agreement also provides him with severance in the event of termination of his employment without Cause or a resignation by him for Good Reason, both within and apart from a Change in Control (as defined below). Mr. Biffle’s employment agreement provides that in the event of the termination of his employment by us without Cause or a resignation by Mr. Biffle for Good Reason, Mr. Biffle is entitled to (a) lump sum payment equal to one times the sum of his base salary plus his target annual performance bonus,

(b) the payment of continued health, dental and vision insurance premiums for Mr. Biffle and any covered dependents for 12 months, (c) continued flight benefits under the UATP for one year and (d) a pro-rated annual performance bonus with respect to the year in which the termination occurs based on actual performance and payable at the same as other continuing executive officers. Mr. Biffle’s new employment agreement provides that in the event of the termination of his employment with us by us without Cause or a resignation by him for Good Reason, in each case, within 12 months following a Change in Control, Mr. Biffle is entitled to (a) lump sum payment equal to two times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Biffle and any covered dependents for 24 months, (c) continued flight benefits under the UATP for two years, (d) a pro-rated annual performance bonus with respect to the year in which the termination occurs based on actual performance and payable at the same as other continuing executive officers, and (d) 100% accelerated vesting of all of his equity awards. Mr. Biffle must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above, and any payments are subject to Mr. Biffle continuing to abide by the confidentiality, non-competition and non-solicitation provisions of his new employment agreement.

For purposes of Mr. Biffle’s employment agreement, “Cause” (i) Mr. Biffle’s gross negligence or willful misconduct in the performance of the duties and services required of him pursuant to the new employment agreement or any other written agreement between Mr. Biffle and us; (ii) Mr. Biffle’s conviction of, or plea of guilty or nolo contendere to, a felony or crime involving moral turpitude (or any similar crime in any jurisdiction outside the United States); (iii) Mr. Biffle’s willful refusal to perform the duties and responsibilities required of him under the new employment agreement or as lawfully directed by our board which remains uncorrected for thirty (30) days following written notice; (iv) Mr. Biffle’s material breach of any material provision of the employment agreement, any confidential information or restrictive covenant agreement with us or corporate code or policy which remains uncorrected for thirty (30) days following written notice; (v) any act of fraud, embezzlement, material misappropriation or dishonesty committed by Mr. Biffle against us; or (v) any acts, omissions or statements by Mr. Biffle which we determine to be materially detrimental or damaging to our reputation, operations, prospects or business relations; provided that an act or failure to act shall be considered “willful” only if done or omitted to be done without a good faith reasonable belief that such act or failure to act was in our best interests. “Change in Control” means that (i) the acquisition by any person or group of affiliated or associated persons of more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier (other than such an acquisition by a person or group that holds more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier, in each case, as of either the March 15, 2016 or immediately prior to such acquisition); (ii) the consummation of a sale of all or substantially all of our assets to a third party; (iii) the consummation of any merger involving us or Frontier in which, immediately after giving effect to such merger, less than a majority of the total voting power of outstanding stock of the surviving or resulting entity is then beneficially owned in the aggregate by the stockholders of us or Frontier, as applicable, immediately prior to such merger; provided, however, in no event will a transaction constitute a “Change in Control” if: (w) its sole purpose is to change the form of our ownership or the state of our incorporation; (x) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction; (y) it is effected primarily for the purpose of financing us with cash; or (z) it constitutes, or includes sales of shares in connection with, the initial public offering of our common stock or the common stock of any of our affiliates. Finally, “Good Reason” means a resignation from employment that is effective within 120 days after the occurrence, without Mr. Biffle’s written consent, of any of the following: (i) a material diminution in Mr. Biffle’s base salary that is not proportionately applicable to other officers and key employees generally; (ii) a material diminution in Mr. Biffle’s job responsibilities or duties inconsistent in any material respect with his duties or responsibilities in effect immediately prior to such change, provided, that any change made solely as the result of our company becoming a subsidiary or business unit of a larger company in a Change in Control shall not provide for Good Reason; (iii) the relocation of Mr. Biffle’s direction to a facility or a location more than 50 miles from his then-present location; or (iv) the failure by any successor entity or corporation following a Change in Control to assume the obligations under the new employment agreement. Notwithstanding the foregoing, a resignation is not for Good Reason unless the condition giving rise to such resignation continues uncured by us more than 30 days following Mr. Biffle’s written notice of such condition provided within 60 days of the first occurrence of such condition and such resignation is effective within 30 days following the end of such notice period.

James G. Dempsey. We entered into an employment agreement with Mr. Dempsey as our Chief Financial Officer, which is terminable by us at any time and by Mr. Dempsey upon 30 days’ notice which was amended and restated in April 2017. The term of his employment agreement is through March 12, 2018 and renews for successive one year periods unless either party gives the other notice of non-extension at least 120 days before the expiration of the applicable term. Mr. Dempsey’s employment agreement entitles him to a base salary and a target bonus opportunity as part of our Management Bonus Plan. Mr. Dempsey’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Dempsey must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter.

Mr. Dempsey’s employment agreement provides him with severance in the event of termination of his employment without Cause (as defined below) or a resignation by him for Good Reason (as defined below), both within and apart from a Change in Control (as defined below). Mr. Dempsey’s employment agreement provides that in the event of the termination of his employment by us without Cause, Mr. Dempsey is entitled to (a) lump sum payment equal to one times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Dempsey and any covered dependents for 12 months and (c) continued flight benefits under the UATP for one year. Mr. Dempsey’s employment agreement provides that in the event of the termination of his employment with us by us without Cause or a resignation by him for Good Reason, in each case, within 12 months following a Change in Control, Mr. Dempsey is entitled to (a) lump sum payment equal to two times the sum of his base salary plus his target annual performance bonus, (b) the payment of continued health, dental and vision insurance premiums for Mr. Dempsey and any covered dependents for 24 months, (c) continued flight benefits under the UATP for two years, (d) 100% accelerated vesting of all of his outstanding equity awards and (e) a pro-rated annual performance bonus with respect to the year in which the termination occurs based on actual performance and payable at the same as other continuing executive officers. Under the employment agreement, Mr. Dempsey must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above, and any payments are subject to Mr. Dempsey continuing to abide by the confidentiality, non-competition and non-solicitation provisions of his employment agreement.

For purposes of Mr. Dempsey’s employment agreement, “Cause” means any action or inaction involving his moral turpitude, misfeasance, malfeasance, willful misconduct, gross negligence or material breach of fiduciary duty or a breach of any non-competition, non-solicitation or confidentiality obligations to us or Frontier. In the event we give Mr. Dempsey a notice of non-extension of his employment agreement and he services as our Chief Financial Officer until the end of the term, Mr. Dempsey’s employment will have been deemed terminated by us without Cause. “Change in Control” means that (i) the acquisition by any person or group of affiliated or associated persons of more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier (other than such an acquisition by a person or group that holds more than 50% of the outstanding capital stock of us or Frontier or voting securities representing more than 50% of the total voting power of outstanding securities of us or Frontier, in each case, as of either March 12, 2014 or immediately prior to such acquisition); (ii) the consummation of a sale of all or substantially all of our assets to a third party; (iii) the consummation of any merger involving us or FGHI in which, immediately after giving effect to such merger, less than a majority of the total voting power of outstanding stock of the surviving or resulting entity is then beneficially owned in the aggregate by the stockholders of us or FGHI, as applicable, immediately prior to such merger; provided, however, in no event will an acquisition, sale or other transaction constitute a “Change in Control” if: (w) its sole purpose is to change the form of our ownership or the state of our incorporation; (x) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction; (y) it is effected primarily for the purpose of financing us with cash; or (z) it constitutes, or includes sales of shares in connection with, the initial public offering of our common stock or the common stock of any of our affiliates. Finally, “Good Reason” will be deemed to have occurred if, in conjunction with the closing of a Change in Control or within 12 months after the closing of a Change in Control, (i) our board of directors effectively terminates, or substantially curtails the scope of, Mr. Dempsey’s authority as Chief Financial Officer, (ii) we fail to provide Mr. Dempsey with a reasonable compensation package that is, as determined at the discretion of the board, at least comparable to the level of his compensation package as of immediately prior to the Change in Control, (iii) we default in any material obligation owed to him, or (iv) we relocate our principal office to any place that is more than 100 miles from both Denver, Colorado and Mr. Dempsey’s then principal residence, provided, that, in each case, Mr. Dempsey will not be deemed to have resigned for Good Reason unless (x) he first provides the board with written notice of the condition giving rise to Good Reason within 30 days of its initial occurrence, (y) we fail to cure such condition within 30 days after receiving such written notice and (z) his resignation based on such Good Reason is effective within 30 days after the expiration of such cure period.

Howard M. Diamond. We entered into an offer letter agreement with Mr. Diamond on June 30, 2014 as our Senior Vice President, General Counsel and Secretary. Mr. Diamond’s offer letter agreement entitles him to a base salary and a target bonus opportunity as part of our Management Bonus Plan. Mr. Diamond’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Diamond must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter (or 24 months in the event he is terminated without Cause, as defined in the 2014 Plan, or resigns for Good Reason, as defined below, within 12 months following a Change in Control, as defined in the 2014 Plan). We also reimbursed Mr. Diamond for his moving expenses in connection with his relocation to Denver, Colorado in 2014. Mr. Diamond’s offer letter agreement also provided for the grant of an option to purchase our common stock, as detailed in the table “Outstanding Equity Awards at Fiscal Year End” above, and such option grant will vest in full upon a Change in Control.

Mr. Diamond’s offer letter agreement provides him with severance in the event of termination of his employment without Cause or, within 12 months following a Change in Control, a resignation by him for Good Reason. Mr. Diamond’s offer letter agreement provides that in the event of the termination of his employment with us by us without Cause, Mr. Diamond is entitled to (a) lump sum payment equal to one times the sum of his base salary plus his target annual performance bonus (or two times such sum if such termination occurs or Mr. Diamond resigns for Good Reason, in each case, within 12 months following a Change in Control) and (b) continued flight benefits under the UATP for one year (or two years if such termination occurs or Mr. Diamond resigns for Good Reason, in each case, within 12 months following a Change in Control). Under the offer letter agreement, Mr. Diamond must execute and not revoke a general release of claims against us and our affiliates. For purposes of his offer letter agreement, “Good Reason” means Mr. Diamond’s duties are substantially diminished within 12 months following a Change in Control and Mr. Diamond resigns within such 12-month period.

Daniel M. Shurz. We entered into an employment agreement with Mr. Shurz, as amended in September 2013. Mr. Shurz’s employment agreement provides that Mr. Shurz will be our Senior Vice President, Commercial, and is terminable by us at any time and by Mr. Shurz upon 30 days’ notice. Mr. Shurz’s employment agreement entitles him to a base salary and a target bonus opportunity as part of our Management Bonus Plan. Mr. Shurz’s employment agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers (including the flight benefits discussed above) and also contains certain confidential information covenants. In addition, Mr. Shurz must abide by non-competition and non-solicitation restrictive covenants during the term of his employment and for 12 months thereafter.

Mr. Shurz’s employment agreement provides him with severance in the event of termination of his employment without Cause (as defined below), because of death or disability or a resignation by him for Good Reason (as defined below), both within and apart from a Change in Control (as defined below). Mr. Shurz’s employment agreement provides that in the event of the termination of his employment (1) as a result of his death or permanent disability, (2) by us without Cause or (3) by him for Good Reason, Mr. Shurz is entitled to (a) a lump sum payment of one times his base salary, (b) the payment of continued health, dental and vision insurance premiums for Mr. Shurz and any covered dependents for 12 months (unless his resignation with Good Reason is a result of subsection (ii) or (iii) in the below definition of Good Reason, in which case this will be 24 months) and (c) continued flight benefits under the UATP for one year (unless his resignation with Good Reason is a result of subsection (ii) or (iii) in the below definition of Good Reason, in which case this will be two years). Mr. Shurz’s employment agreement provides that in the event of the termination of his employment with us by us without Cause or a resignation by him for Good Reason, in each case, within 12 months following a Change in Control, Mr. Shurz is entitled to (a) a lump sum payment of two times his base salary, (b) the payment of continued health, dental and vision insurance premiums for Mr. Shurz and any covered dependents for 24 months and (c) continued flight benefits under the UATP for two years. Under the employment agreement, Mr. Shurz must execute, and not revoke, a general release of all claims against us and our affiliates to receive of the severance payments described above.

For purposes of Mr. Shurz’s employment agreement, “Cause” means that Mr. Shurz has (i) willfully or materially refused to perform a material part of his duties under the employment agreement, (ii) materially breached the restrictive covenants contained in the employment agreement, (iii) acted fraudulently or dishonestly in his relations with us, (iv) committed larceny, embezzlement, conversion or any other act involving the misappropriation of our funds or assets in the course of his employment, or (v) been indicted or convicted of any felony or other crime involving an act of moral turpitude. “Change in Control” means that (i) any person or group of affiliated or associated persons acquires a majority of more of our voting power, (ii) the consummation of a sale of all or substantially all of our assets, (iii) our dissolution or (iv) the consummation of any merger, consolidation or reorganization involving us in which, immediately after giving effect to such merger consolidation or reorganization, less than majority of the total voting power of outstanding stock of the surviving or resulting entity is then beneficially owned in the aggregate by our stockholders immediately prior to such merger, consolidation or reorganization. In no event will an initial public offering of our common stock or the common stock of any of our affiliates or any sales by shareholders in connection with such initial public offering constitute a Change in Control. Finally, “Good Reason” means that (i) we have materially diminished the duties and responsibilities of Mr. Shurz in comparison to his title and salary immediately prior to the changes, (ii) we relocate our principal offices more than 25 miles from Denver to another location without Mr. Shurz’s consent or (iii) we have materially breached the terms of Mr. Shurz’s employment agreement.

William A. Meehan. Prior to his separation, Mr. Meehan was party to an offer letter agreement on substantially similar to terms to those described above for Mr. Diamond’s offer letter agreement. Effective as of January 4, 2017, Mr. Meehan resigned as our Chief Operating Officer. In connection with Mr. Meehan’s resignation, we entered into a release agreement where we paid Mr. Meehan an aggregate separation payment of $612,500 in exchange for a general release of all claims against us and our affiliates and his agreement to abide by the non-competition and non-solicitation provisions of his employment agreement for the twelve (12)-month period commencing on January 4, 2017. Mr. Meehan also receives (i) the continuation of his travel privileges under the UATP until January 4, 2018, with a travel bank under the UATP of $8,250 and (ii) payment of continued health, dental and vision insurance premiums for himself and any covered dependents for 18 months, or, if earlier, until Mr. Meehan is covered under similar plans of a new employer. In addition, all of Mr. Meehan’s unvested shares subject to his option as of his separation date were terminated for no consideration, and we paid to Mr. Meehan $3,177,318 to exercise its call right with respect to Mr. Meehan’s vested shares subject to his option in February 2017. The separation benefits set forth in Mr. Meehan’s separation agreement are in full satisfaction of his separation benefits under his offer letter agreement. In addition, we entered into a consulting agreement with Mr. Meehan, pursuant to which we agreed to pay Mr. Meehan a guaranteed payment of $100,000 in exchange for Mr. Meehan continuing to provide services to us until January 4, 2018.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation and benefits that would have become payable to each of our NEOs if our NEO’s employment had terminated on December 31, 2016 (and that a Change in Control occurred on December 31, 2016, as applicable) as a result of each of the termination scenarios described below, taking into account the named executive’s compensation as of that date. All of the below payments and benefits are subject to the NEO executing and not revoking a general release of claims against us and our affiliates, except for the equity acceleration for Mr. Diamond upon a Change in Control, and, for Messrs. Biffle. Dempsey and Meehan, continuing to comply with the restrictive covenants set forth in each of their employment agreements. The information below does not generally reflect compensation and benefits available to all salaried employees upon termination of employment with us under similar circumstances. Capitalized terms used below are as defined above in the applicable NEO’s employment agreement or offer letter agreement.

Name	Termination Scenario	Severance ($)		Severance Bonus ($)		Value of Unvested Option Awards ($)		Value of Continued Health Care Coverage Premiums ($)		Other ($)		Total ($)
Barry L. Biffle	Termination without Cause or for Good Reason	475,000	(1)	745,791	(2)	—		13,984	(3)	11,000	(4)	1,245,775
	Change in Control	—		—		—		—		—		—
	Termination without Cause or for Good Reason in Connection with a Change in Control	850,000	(5)	1,220,791	(6)	20,221,104	(7)	27,968	(8)	22,000	(9)	22,341,863

James G. Dempsey	Termination without Cause	365,000	(1)	273,750	(2)	—		13,984	(3)	8,250	(4)	660,984
	Change in Control	—		—		—		—		—		—
	Termination without Cause or for Good Reason in Connection with a Change in Control	730,000	(5)	704,716	(6)	6,195,118	(7)	27,968	(8)	16,500	(9)	7,674,302

Howard M. Diamond	Termination without Cause	333,000	(1)	216,450	(2)	—		—	(3)	8,250	(4)	557,700
	Change in Control	—		—		3,177,318	(10)	—		—		3,177,318
	Termination without Cause or for Good Reason in Connection with a Change in Control	666,000	(5)	432,900	(6)	—		—	(8)	16,500	(9)	1,115,400

Daniel M. Shurz	Termination without Cause, for Good Reason or as a result of Death or Disability	265,000	(1)	—	(2)	—		13,984	(11)	8,250	(12)	287,234
	Change in Control	—		—		—		—		—		—
	Termination without Cause or for Good Reason in Connection with a Change in Control	530,000	(5)	—	(6)	—		27,968	(8)	16,500	(9)	574,468

William A. Meehan(13)	Termination without Cause	350,000		262,500		—		19,833		3,285,568		3,917,901

(1)	Represents a lump sum cash payment of 12 months of base salary in the event of a termination (i) without Cause, (ii) for Messrs. Biffle and Shurz only, for Good Reason or (iii) for Mr. Shurz only, as a result of his death or disability.
(2)

Represents a lump sum cash payment of one times a NEO’s target annual performance bonus amount in the event of termination (i) without Cause or (ii) for Mr. Biffle only, for Good Reason. In addition, for Mr. Biffle, represents a pro-rated annual performance bonus for the year in which the termination occurs (based on actual performance and payable at the same time other continuing executives) in the event of a termination without Cause or for Good Reason.

For Mr. Biffle’s pro-rated bonus, we included the full amount he was paid for fiscal year 2016 under the Management Bonus Plan since the assumed termination date would be December 31, 2016. Mr. Shurz is not eligible for any severance bonus payment.
(3)	Represents continued coverage under COBRA for 12 months for each NEO based on the incremental cost of our contribution as of December 31, 2016 to provide this coverage in the event of a termination (i) without Cause or (ii) for Mr. Biffle only, for Good Reason. Mr. Diamond is not eligible for any continued coverage under COBRA.
(4)	Represents the value of continued UATP flight benefits for one year following the NEOs’ termination of employment (i) without Cause or (ii) for Mr. Biffle only, for Good Reason, which must be used in the year following termination, based on the values each NEO received under the UATP for fiscal 2016.
(5)	Represents a lump sum cash payment of 24 months of base salary in the event of a termination without Cause or for Good Reason, in each case, within 12 months following a Change in Control.
(6)	Represents a lump sum cash payment of two times a NEO’s target annual performance bonus amount in the event of a termination without Cause or for Good Reason, in each case, within 12 months following a Change in Control. In addition, for Messrs. Biffle and Dempsey, represents a pro-rated annual performance bonus for the year in which the termination occurs (based on actual performance and payable at the same time other continuing executives) in the event of a termination without Cause or for Good Reason. For Messrs. Biffle’s and Dempsey’s pro-rated bonuses, we included the full amount each was paid for fiscal year 2016 under the Management Bonus Plan since the assumed termination date would be December 31, 2016. Mr. Shurz is not eligible for any severance bonus payment.
(7)	Represents the aggregate value of Mr. Biffle’s and Mr. Dempsey’s unvested option awards that would have vested on an accelerated basis immediately prior to a qualifying termination following the consummation of a Change in Control, based on the spread between the fair market value of our common stock ($377.32) as of December 31, 2016 and the options’ exercise prices. Mr. Biffle and Mr. Dempsey each receive 100% accelerated vesting of their respective equity awards in the event of a termination without Cause or for Good Reason, in each case, within 12 months following a Change in Control.
(8)	Represents continued coverage under COBRA for 24 months for each NEO based on the incremental cost of our contribution as of December 31, 2016 to provide this coverage in the event of a termination without Cause or for Good Reason, in each case, within 12 months following a Change in Control. Mr. Diamond is not eligible for any continued coverage under COBRA.
(9)	Represents the value of continued UATP flight benefits for two years following the NEOs’ termination of employment without Cause or for Good Reason, in each case, within 12 months following a Change in Control, which must be used in the two years following termination, based on the values each NEO received under the UATP for fiscal 2016.
(10)	Represents the aggregate value of Mr. Diamond’s unvested option awards that would have vested on an accelerated basis on the consummation of a Change in Control, based on the spread between the fair market value of our common stock ($377.32) as of December 31, 2016 and the options’ exercise prices. Mr. Meehan would have received 100% accelerated vesting of his equity awards upon a Change in Control under his employment agreement, but his employment agreement is no longer in effect on January 4, 2017 in connection with his resignation of employment.
(11)	For Mr. Shurz, he receives 12 months of COBRA premiums upon a termination (i) without Cause, (ii) as a result of his death or disability or (iii) for Good Reason, where Good Reason is limited to material diminution in his duties and responsibilities; and he receives 24 months of COBRA premiums upon a termination for Good Reason (not in connection with a Change in Control), where Good Reason results from a relocation of our principal offices more than 25 miles from Denver or material breach of Mr. Shurz’s employment agreement by us.
(12)	For Mr. Shurz, he receives one year of flight benefits upon a termination (i) without Cause, (ii) as a result of his death or disability or (iii) for Good Reason, where Good Reason is limited to material diminution in his duties and responsibilities; and he receive two years of flight benefits upon a termination for Good Reason (not in connection with a Change in Control), where Good Reason results from a relocation of our principal offices more than 25 miles from Denver or material breach of Mr. Shurz’s employment agreement by us.
(13)	Mr. Meehan resigned from our company effective January 4, 2017. In connection with Mr. Meehan’s resignation, we paid Mr. Meehan a lump sum cash payment of $612,500, which represented one times his base salary of $350,000 plus his target annual performance bonus for the 2016 fiscal year of $262,500. We also entered into a one-year consulting agreement with him with a guaranteed payment of $100,000. Mr. Meehan also receives COBRA healthcare premium continuation coverage through the earlier of March 4, 2018 or the date he becomes eligible for another employer’s benefits. The “Other” column for Mr. Meehan represents (i) $8,250 for UATP flight benefits for one year following his termination of employment (which must be used by January 4, 2018) plus (ii) the $100,000 payment under his consulting agreement plus (iii) $3,177,318 paid by us to him to exercise its call right with respect to the shares of common stock subject to his vested option held by Mr. Meehan. For further details, please see “Employment and Separation Agreements with Named Executive Officers—William Meehan” above.

Equity Compensation Plans

The principal features of our equity incentive plans and our stockholder agreements are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2014 Plan

We currently maintain the 2014 Plan, which became effective on April 18, 2014. The principal purpose of the 2014 Plan is to enhance our ability to attract, retain and motivate our service providers by providing such individuals with equity ownership opportunities and aligning their interests with those of our stockholders. We have granted stock options to our NEOs and restricted stock to Frontier’s board of directors under the 2014 Plan, as described in more detail above. In connection with the closing of this offering, we intend to adopt the 2017 Equity Incentive Award Plan (the “2017 Plan”). We expect that, upon the effectiveness of the 2017 Plan, no further awards will be made under the 2014 Plan. The material terms of the 2014 Plan are summarized below.

Share Reserve. The aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the 2014 Plan is 1,000,000.

Administration. Our board of directors is authorized to administer the 2014 Plan, but consistent with its authority under the 2014 Plan, the board has delegated some of its administrative authority to our compensation committee. Subject to the terms and conditions of the 2014 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Plan. The administrator is also authorized to adopt, amend or repeal rules relating to administration of the 2014 Plan.

Eligibility. Options, restricted stock, restricted stock units and other stock-based awards under the 2014 Plan may be granted to officers, employees, consultants and directors of us and our subsidiaries.

Awards. The 2014 Plan provides for the grant of non-qualified stock options (or NSOs), restricted stock, restricted stock units (or RSUs), other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals in the future pursuant to the 2014 Plan (and, as noted above, following the effectiveness of this offering, we will not make any further awards under the 2014 Plan). Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

•	Stock Options. Stock options provide for the right to purchase shares of our common stock in the future at a specified price that is established on the date of grant. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Restricted Stock. Restricted stock is an award of shares of our common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units. RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will generally not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•	Other Stock-Based Awards. Other stock-based awards are awards denominated in shares of our common stock and other awards that are valued by reference to, or are based on, shares of our common stock or other property. Other stock-based awards may be paid in shares, cash or other property, as determined by the plan administrator. The plan administrator will determine the terms and conditions of other stock-based awards, including any purchase price, transfer, vesting and/or other conditions.

Certain Transactions. The plan administrator has broad discretion to take action under the 2014 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and to facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, extraordinary dividends, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2014 Plan and outstanding awards.

Call Rights. Under agreements entered into with employees and directors who we granted equity awards under the 2014 Plan, we have the right to repurchase options and our common stock from terminated service providers for a price equal to fair market value on the date of repurchase. Our right to repurchase options and shares of our common stock expires upon the completion of this offering.

Transferability and Restrictions. With limited exceptions for the laws of descent and distribution, awards under the 2014 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. Additionally, awards granted under the 2014 Plan are subject to a right of first refusal in favor of us.

Section 280G. The 2014 Plan includes a cutback provision under Section 280G of the Code, pursuant to which any payment or benefit under the 2014 Plan that would not be deductible by us or the payor as a result of Section 280G of the Code (relating to “excess parachute payments”) will be reduced to the extent necessary so that any such payments and benefits will remain deductible to the maximum extent possible. The 2014 Plan also provides that we will seek shareholder approval of any amounts under the 2014 Plan that would constitute “parachute payments” under Section 280G of the Code.

Amendment and Termination. The plan administrator may terminate, amend or modify the 2014 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law In addition, no amendment of the 2014 Plan may, without the consent of the holder, materially and adversely affect any award previously granted. No award may be granted pursuant to the 2014 Plan after the tenth anniversary of the date on which the 2014 Plan was adopted by our board of directors (or, if later, approved by our stockholders); however, we expects to cease granting any awards under the 2014 Plan upon the effectiveness of the 2017 Plan. Any award that is outstanding on the termination date of the 2014 Plan will remain in force according to the terms of the 2014 Plan and the applicable award agreement.

2017 Equity Incentive Award Plan

Prior to the completion of this offering, our board of directors adopted, and our stockholders approved, the 2017 Plan, under which we are authorized to grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2017 Plan are summarized below.

Share Reserve. Under the 2017 Plan,                  shares of our common stock have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards, performance awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2017 Plan will be increased by an annual increase

on the first day of each fiscal year beginning in 2018 and ending in 2027, equal to the lesser of (A)                      percent (    %) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                  shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2017 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2017 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2017 Plan, such tendered or withheld shares will be available for future grants under the 2017 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2017 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2017 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2017 Plan.

Administration. Our board of directors administers the 2017 Plan with respect to awards granted to non-employee directors and our compensation committee administers the 2017 Plan with respect to awards granted to other participants. The board or compensation committee may delegate their duties and responsibilities to committees of directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or applicable stock exchange rules. The plan administrator must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange on which shares of common stock are traded. Subject to the terms and conditions of the 2017 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2017 Plan.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2017 Plan may be granted to our officers, employees, consultants and directors and the officers, employees, consultants and directors of our subsidiaries. Only our employees and the employees of our subsidiaries may be granted incentive stock options.

Awards. The 2017 Plan provides for the grant of stock options (including incentive stock options, or ISOs, and NSOs), SARs, restricted stock, RSUs, dividend equivalents, performance awards and stock payments, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2017 Plan. Each award will be set forth in a separate agreement and will indicate the type and terms and conditions of the award.

•

Stock Options. Stock options provide for the right to purchase shares of our common stock in the future at a specified price that is established on the date of grant. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that remains forfeitable unless and until specified vesting conditions are met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock will have voting rights and, except with respect to performance vesting awards, will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units. RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•	Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of any SAR granted under the 2017 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. SARs under the 2017 Plan will be settled in cash or shares of our common stock, or in a combination of both, as determined by the administrator.

•	Dividend Equivalents. Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents generally are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator, and may be settled in cash or shares as determined by the plan administrator. Dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests.

•	Performance Awards. Performance shares are contractual rights to receive shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards.

•	Stock Payments. Stock payments are awards of fully-vested shares of our common stock that may, but need not, be granted in lieu of all or any part of compensation, including base salary, bonus or fees that would otherwise be payable in cash to the recipient.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a publicly-held corporation may take in respect of compensation paid to its “covered employees” (which generally includes the corporation’s chief executive officer and next three most highly compensated employees other than the chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under a special transition rule for private companies that become publicly held, we do not expect Section 162(m) of the Code to apply to certain awards under the 2017 Plan until the earliest to occur of (1) the annual stockholders’ meeting at which members of its board of directors are to be elected that occurs after the close of the first calendar year following the calendar year in which occurred the first registration of its equity securities under Section 12 of the Exchange Act; (2) a material modification of the 2017 Plan; (3) the exhaustion of the share supply under the 2017 Plan; or (4) the expiration of the 2017 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, we may issue awards that are not intended to, or that otherwise do not, constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2017 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) earnings before interest, taxes, depreciation, rent and amortization expenses, or EBITDAR; (2) earnings before interest, taxes, depreciation and amortization, or EBITDA; (3) earnings before interest and taxes, or EBIT; (4) EBITDAR, EBITDA, EBIT or earnings before taxes and unusual, special or nonrecurring items as measured either against the annual budget or as a ratio to revenue or return on total capital; (5) net earnings; (6) earnings per share; (7) net income (before or after taxes); (8) profit margin; (9) operating margin; (10) operating income; (11) net operating income; (12) net operating income after taxes; (13) growth; (14) net worth; (15) cash flow; (16) cash flow per share; (17) total stockholder return; (18) return on capital, assets, equity or investment; (19) stock price performance; (20) revenues; (21) revenues per available seat mile; (22) costs; (23) costs per available seat mile; (24) working capital; (25) capital expenditures or statistics; (26) improvements in capital structure; (27) economic value added; (28) industry indices; (29) regulatory ratings; (30) customer satisfaction ratings; (31) expenses and expense ratio management; (32) debt reduction; (33) profitability of an identifiable business unit or product; (34) levels of expense, cost or liability by category, operating unit or any other delineation; (35) implementation or completion of projects or processes; (36) combination of airline operating certificates within a specified period; (37) measures of operational performance (including, without limitation, U.S. Department of Transportation performance rankings in operational areas), quality, safety, productivity or process improvement; (38) measures of employee satisfaction or employee engagement, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices or, where applicable, on a per-share or per seat-mile basis.

The 2017 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards. Such adjustments may include one or more of the following: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by us during the applicable performance period; (7) items related to the sale or disposition of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (9) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the applicable performance period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments, (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of our core, on-going business activities; (14) items related to acquired in-process research and development; (15) items relating to changes in tax laws; (16) items relating to major licensing or partnership arrangements; (17) items relating to asset impairment charges; (18) items relating to gains or losses for litigation, arbitration and contractual settlements; (19) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (20) items relating to foreign exchange or currency transactions and/or fluctuations; or (21) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Certain Transactions. The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2017 Plan are generally non-transferable prior to vesting unless otherwise determined by the plan administrator, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a market sell order or such other consideration as it deems suitable.

Amendment and Termination. Our board of directors may terminate, amend or modify the 2017 Plan at any time. However, we must generally obtain stockholder approval to increase the number of shares available under the 2017 Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). In addition, no amendment, suspension or termination of the 2017 Plan may, without the consent of the holder, materially and adversely affect any rights or obligations under any award previously granted, unless the award itself otherwise expressly so provides. No award may be granted pursuant to the 2017 Plan after the tenth anniversary of the effective date of the 2017 Plan. Any award that is outstanding on the termination date of the 2017 Plan will remain in force according to the terms of the 2017 Plan and the applicable award agreement.

Pilot Phantom Equity Plan

On December 3, 2013, to give effect to the reorganization of our corporate structure in connection with the acquisition by Indigo, an agreement was reached to amend and restate a phantom equity agreement that was in place with our predecessor and Frontier pre-acquisition. Under the terms of this agreement, our pilots employed by Frontier in June 2011, when an amendment to the underlying collective bargaining agreement was approved, who we refer to as the Participating Pilots, through their agent, FAPAInvest, LLC, received phantom equity units which were the economic equivalent of 231,000 shares of our common stock, representing 4% of our common stock as of June 30, 2014. Each unit constitutes the right to receive common stock or cash in connection with certain events, including a qualifying initial public offering (such as this offering), such stock to be distributed or cash paid to the Participating Pilots in installments in 2020 and 2022 based on a predetermined formula. The phantom equity units are required to be paid in cash absent a qualifying initial public offering. The phantom equity units were fully vested at December 31, 2016 and are subject to adjustment for certain events, including cash dividends declared with respect to our common stock. Upon the completion of this offering, the foregoing phantom equity units will represent the right to receive:

•	(a) 115,500 shares of our common stock (the “Share Component”), plus (b) an amount in cash equal to $ (which represents the sum of $18.95, the per share dividend we declared in February 2016, $28.85 the per share dividend we declared in February 2017, and $ the per share dividend we intend to declare and pay immediately prior to the completion of this offering, multiplied by 115,500) (the “Share Component Dividend Adjustment”); and

•	$ million (the “Cash Component”), representing an amount in cash equal to the sum of (a) the product of 115,500 multiplied by the initial public offering price in this offering (assumed to be $ per share based on the midpoint of the price range set forth on the cover page of this prospectus and (b) $ (which represents the sum of $18.95, the per share dividend we declared in February 2016, $28.85 the per share dividend we declared in February 2017, and $ the per share dividend we intend to declare and pay immediately prior to the completion of this offering), multiplied by 115,500, which aggregate Cash Component will be funded into a trust for the benefit of the Participating Pilots.

The Share Component Dividend Adjustment will be increased to reflect adjustment for certain events, including cash dividends declared with respect to our common stock between the consummation of this offering and the date the underlying Share Component is distributed to the Participating Pilots.

The Share Component (along with the related Share Component Dividend Adjustment) and the Cash Component will generally be issued or paid to the Participating Pilots, as the case may be, in June 2020, provided, that         % of such Share Component (along with the related Share Component Dividend Adjustment) and Cash Component will be issued and paid in June 2022. In the event of a change in control of our company that occurs prior to June 2020 or June 2022, as the case may be, our obligations under the Pilots’ Phantom Equity Plan, as adjusted pursuant to the terms of plan, generally will be accelerated to the date of the closing of such change in control. The portion of the Share Component (along with the related Share Component Dividend Adjustment) and Cash Component to be issued and paid to each individual Participating Pilot is generally proportionate to the amount of wages earned by the Participating Pilot from June 2011 through December 2016 versus the total wages paid to all Participating Pilots during the same time period, as calculated by FAPAInvest, LLC.

Stockholders Agreements

Each executive officer has entered into a Stockholders Agreement with us and our controlling stockholder, Indigo Frontier Holdings Company, LLC, or Indigo Fund, in connection with the executive’s holdings of shares of our common stock under the 2014 Plan. Each Stockholders Agreement provides us with certain rights that effectively restrict the transfer of shares of our common stock until the end of the 180-day period following the consummation of an underwritten initial public offering. The restrictive rights provided to us include a call right whereby we may repurchase shares upon a termination of employment and a bring along right whereby Indigo can require participants to sell shares alongside Indigo Fund. Each executive holds a tag-along right whereby each executive may require Indigo successor to allow the executive to sell alongside Indigo in certain transactions. Generally, our restrictive rights lapse on the closing of this offering.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

DIRECTOR COMPENSATION

Compensation Arrangements for our Non-Employee Directors

Prior to the completion of this offering, we have not compensated any members of our board of directors. Rather, we have compensated our directors for their service on the Frontier board of directors pursuant to our non-employee director compensation policy. We do not pay director fees to Frontier directors who are employees. All references to director compensation in this section prior to the completion of this offering are to service on Frontier’s board of directors. After the completion of this offering, the director compensation policy described below will apply to service on our board, and no additional compensation will be paid for service on the Frontier board of directors. In addition, from and after the completion of this offering, all non-employee directors, whether or not affiliated with Indigo, will receive the same director compensation.

Prior to this offering, each non-employee Frontier director received an annual fee of $100,000 if such director was affiliated with Indigo, or an Indigo Director, and $70,000 if such director was not affiliated with Indigo, or a Non-Indigo Director. In addition, the chairperson of the audit committee received an additional annual fee of $17,000 and the chairperson for our compensation committee would have received an additional annual fee of $12,000 had such chairperson not been an Indigo Director. Non-Indigo Directors also received a grant of restricted shares of our common stock with an annual fair market value equal to $75,000 as of July 1, 2016. The restricted shares vest and all restrictions thereon lapse on the first anniversary of the date of grant subject to continued service.

As is common in the airline industry, we provide flight benefits to the members of Frontier’s board of directors under the UATP, whereby each individual receives a yearly dollar value that they may use for personal travel on Frontier’s flights for themselves and certain qualifying friends and family. Each one-way flight they take is valued at $75, which is the average cost to Frontier of a one-way flight for us. For fiscal year 2016, each non-employee director received a travel bank under the UATP equal to $5,500 (except for Mr. W. Franke who received a travel bank under the UATP equal to $13,750 as the chairman of Frontier’s board of directors). In addition, Frontier provides reimbursement to the non-employee directors for their reasonable expenses incurred in attending meetings. Non-employee directors are not entitled to receive any additional director fees.

In early 2017, Frontier approved an increase in the annual fee for all non-employee, non-Indigo directors to $75,000, and increased the annual restricted share award to have a grant date fair value of $100,000, pursuant to the terms discussed above (provided that following the consummation of this offering, the awards will be restricted stock units). Accordingly, from and after the completion of this offering, all non-employee directors will be compensated as follows:

•	annual fee of $75,000 payable in cash;

•	annual restricted share units to have a grant date fair value of $100,000 to vest on the first anniversary of the date of grant (subject to continued service);

•	additional annual fee to the chairperson of the audit committee of $17,000 payable in cash;

•	additional annual fee to the chairpersons for our compensation committee and nominating and corporate governance committee of $12,000 in cash each; and

•	travel benefits as discussed above.

Director Compensation Table

The following table sets forth information regarding compensation earned by the non-employee directors who served on the board of directors of Frontier during the fiscal year ended December 31, 2016. None of the directors who serve on the our board of directors received any compensation for their service in fiscal year 2016.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All other Compensation ($)(2)	Total ($)
Josh T. Connor	67,500	74,965	750	143,215
Brian H. Franke	100,000	—	—	100,000
William A. Franke	100,000	—	300	100,300
Robert J. Genise	67,500	74,965	—	142,465
Bernard L. Han	84,500	74,965	4,869	164,334
C.A. Howlett	100,000	—	3,183	103,183
Patricia Salas Pineda	38,036	74,965	300	113,301
John R. Wilson	100,000	—	2,398	102,398
Michael R. MacDonald	35,000	74,965	—	109,965

(1)	Amounts shown represent the grant date fair value of stock awards granted by our during fiscal year 2016 as calculated in accordance with ASC Topic 718. See note 9 to the financial statements included in this registration statement for the assumptions used in calculating this amount. As of December 31, 2016, Messrs. Connor, Genise and Han and Ms. Pineda each held 291 restricted shares of our common stock. No other non-employee director held any equity awards.
(2)	Amounts shown represent the flight benefits under our UATP for fiscal year 2016 based on our calculation of the incremental cost to the company providing the flight benefits to the directors based on each one-way flight they take being valued at the lesser of (i) the actual cost of the ticket and (ii) $75, which is the average cost to us of a one-way flight.

Director Stock Ownership Guidelines

In early 2017, we implemented stock ownership guidelines for our directors. Pursuant to these stock ownership guidelines, each current non-employee director and any newly appointed non-employee director is required to, by the later of five years from the guidelines’ implementation date or, for newly elected directors, the date five years from the date of his or her election to the board, own shares of our common stock having an aggregate value at least equal to $200,000. For purposes of this calculation, shares of our common stock held directly or indirectly by the non-employee director are included, including restricted stock units (vested or unvested) and deferred stock units, if any, while any outstanding and unvested or vested but unexercised stock option awards are excluded. We will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Management Services

In December 2013, we entered into a Professional Services Agreement with Indigo Partners LLC, or Indigo Partners, pursuant to which Indigo Partners agreed to provide our board and our management with financial and management consulting services, including business strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financing consulting services. In exchange for these services, we incur a fixed quarterly fee of $375,000 to Indigo Partners and reimburse Indigo Partners for out of pocket expenses incurred in connection with the rendering of services pursuant to the Professional Services Agreement. For the three months ended March 31, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, we incurred an aggregate of approximately $0.4 million, $0.4 million, $1.7 million, $1.6 million, and $1.8 million, respectively, relating to the quarterly fees and related expense reimbursements. In addition, we have agreed to indemnify Indigo Partners and its affiliates for losses arising from or relating to the services provided pursuant to the Professional Services Agreement. Our engagement of Indigo Partners pursuant to the Professional Services Agreement will continue until the date that Indigo Partners and its affiliates own less than 10% of the 5.2 million shares of our common stock acquired by an affiliate of Indigo Partners in December 2013.

Payments to Aergen Aviation Finance Limited Related to Previously Leased Aircraft

In September 2003, our predecessor entered into a lease agreement for a single A319 aircraft with an unrelated third party. In May 2016, the aircraft subject to this lease agreement was acquired by Aergen Aviation Finance Limited, or Aergen. We were not involved in this transaction and no substantive change was made to the lease agreement in connection with Aergen’s acquisition of the aircraft. Mr. Genise, a member of our board of directors, is a director of Aergen and the Chief Executive Officer of Aergen Management Services, a wholly-owned U.S. subsidiary of Aergen. This lease expired on February 28, 2017, at which time we redelivered the aircraft to Aergen. Pursuant to the lease agreement, we paid an aggregate of $0.7 million of rent during portion of 2016 that Aergen owned the aircraft, $0.2 million of rent during the portion of 2017 that we operated the aircraft, and $0.6 million to the lessor in connection with the return of the aircraft to satisfy our contractual obligations related to the condition of the aircraft at the end of the lease.

Registration Rights Agreement

Immediately prior to the consummation of this offering, we intend to grant the registration rights described below to an affiliate of Indigo Partners, which holds 5.2 million shares of our common stock, pursuant to the terms of a Registration Rights Agreement, to be entered into by us at such time. This agreement will be entered into pursuant to the terms of the Subscription Agreement, dated December 3, 2013, pursuant to which Indigo Denver Management Company, LLC, or Indigo, an affiliate of Indigo Partners funded the equity component of the acquisition from Republic Airways Holdings, Inc. For a description of the Registration Rights Agreement, please see “Description of Capital Stock—Registration Rights.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we (or any of our subsidiaries) are to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth, as of March 31, 2017, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholder.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of December 31, 2016, are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 5,237,756 shares of common stock outstanding on March 31, 2017. We have based our calculation of the percentage of beneficial ownership after the offering on                  shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholder).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Frontier Group Holdings, Inc., Frontier Center One, 7001 Tower Road, Denver CO, 80249.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the “selling stockholder” in this prospectus, we mean the entity listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholder’s interest.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering		Beneficial Ownership After the Offering if the Option to Purchase Shares is Exercised
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Number of Shares Beneficially Owned	Percent	Shares Offered in the Offering	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent
5% Stockholder and Selling Stockholder:
Indigo Frontier Holdings Company, LLC(1)	5,200,000	0	5,200,000	99.3%			%		%
Named Executive Officers and Directors:
William A. Franke(1)	5,200,000	0	5,200,000	99.3%			%		%
Josh T. Connor(2)	1,741	0	1,741	*		1,741	*	1,741	*
Brian H. Franke	0	0	0	*		0	*	0	*
Robert J. Genise(3)	8,091	0	8,091	*		8,091	*	8,091	*
Bernard L. Han(4)	8,091	0	8,091	*		8,091	*	8,091	*
C.A. Howlett	0	0	0	*		0	*	0	*
Michael R. MacDonald(5)	291	0	291	*		291	*	291	*
Patricia Salas Pineda(6)	291	0	291	*		291	*	291	*
John R. Wilson	0	0	0	*		0	*	0	*
Barry L. Biffle(7)	0	66,282	66,282	*		66,282	*	66,282	*
James G. Dempsey(8)	0	24,905	24,905	*		24,905	*	24,905	*
Howard M. Diamond(9)	0	8,650	8,650	*		8,650	*	8,650	*
Daniel M. Shurz(10)	0	12,562	12,562	*		12,562	*	12,562	*
William A. Meehan(11)	0	0	0	*		0	*	0	*
All executive officers and directors as a group (16 persons)	5,218,505	117,149	5,335,654	99.6%			%		%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Consists of 5,200,000 shares held by Indigo Frontier Holdings Company LLC. William A. Franke is the sole member of Indigo Denver Management Company, LLC, which is the managing member of Indigo Frontier Holdings Company LLC, and as such, Mr. Franke has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. Franke and Indigo Frontier Holdings, LLC is c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, Arizona 85016.
(2)	Consists of 1,741 shares of common stock, of which 291 are subject to future vesting.
(3)	Consists of 8,091 shares of common stock, of which 291 are subject to future vesting.
(4)	Consists of 8,091 shares of common stock, of which 291 are subject to future vesting.
(5)	Consists of 291 shares of common stock, which are subject to future vesting.
(6)	Consists of 291 shares of common stock, which are subject to future vesting.
(7)	Consists of 66,282 shares of common stock underlying stock options exercisable within 60 days of March 31, 2017.
(8)	Consists of 24,905 shares of common stock underlying stock options exercisable within 60 days of March 31, 2017.
(9)	Consists of 8,650 shares of common stock underlying stock options exercisable within 60 days of March 31, 2017.

(10)	Consists of 12,562 shares of common stock underlying stock options exercisable within 60 days of March 31, 2017.
(11)	Mr. Meehan’s employment with us ended effective as of January 4, 2017. During the three months ended March 31, 2017, we repurchased the 8,650 shares underlying vested stock options held by Mr. Meehan as of December 31, 2016.

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Pre-Delivery Deposits Financing

Our direct subsidiary, Frontier Airlines Holdings, Inc., or Holdings, and our operating subsidiary, Frontier Airlines, Inc., or Frontier, are party to a debt facility that is available to finance a portion of certain pre-delivery payments, or PDP Payments, that Frontier is required to pay to Airbus S.A.S., or Airbus, with respect to future deliveries of specific Airbus A320 family aircraft that we have on order, collectively, the PDP Aircraft. In connection with entering into this facility, Holdings and Frontier established an unaffiliated Cayman Islands exempted company, or Vertical Horizons, to act as borrower thereunder, and Frontier transferred certain of its rights and obligations under the purchase agreements, or the Assigned Purchase Agreements, between it and Airbus relating to the PDP Aircraft to Vertical Horizons, including the obligation to make pre-delivery payments.

In August 2015, Vertical Horizons, as borrower, and Citibank, N.A., or Citibank, as facility agent and lender, entered into an amended and restated loan agreement, or the PDP Financing Facility, which increased the commitment under the PDP Financing Facility to $125 million and increased the number of PDP Aircraft with respect to which PDP Payments could be financed thereunder. On January 14, 2016, the PDP Financing Facility was further amended to increase the commitment thereunder to $150 million and on December 16, 2016 amended and restated to increase the number of PDP Aircraft with respect to which PDP Payments could be financed thereunder. Vertical Horizons’ obligations under the PDP Financing Facility are secured primarily by a first priority lien on the Assigned Purchase Agreements including the proceeds and payments thereunder, and a charge over the shares of Vertical Horizons. Vertical Horizons’ obligations with respect to the PDP Financing Facility are guaranteed by Holdings and by Frontier. The PDP Financing Facility contains affirmative and negative covenants and events of default that are typical in the industry for similar financings. The PDP Financing Facility consists of separate loans for each PDP Aircraft. The separate loans mature upon the earlier of (i) delivery of that aircraft to us by Airbus, (ii) the date one month following the last day of the scheduled delivery month of such aircraft and (iii) if there is a delay in delivery of aircraft, depending on the cause of the delivery delay, up to six months following the last day of the scheduled delivery month of such aircraft. The facility will be repaid periodically according to the preceding sentence with the last scheduled delivery of aircraft contemplated in the PDP Financing Facility to be in the fourth quarter of 2019. As of March 31, 2017, $133 million of borrowings were outstanding under this facility.

Funds available under the PDP Financing Facility are subject to certain administrative and commitment fees, and funds drawn under the facility bear interest at the London Interbank Offered Rate, or LIBOR, plus a margin.

Pre-Purchased Mileage Facility

We entered into an agreement with Barclays Bank Delaware (formerly known as Juniper Bank), or Barclays Bank, in 2003 to provide for joint marketing, grant certain benefits to co-branded credit card holders, or Cardholders, and allow Barclays Bank to market using our customer database. Cardholders earn miles under the Early Returns program and we sell mileage awards at agreed-upon rates to Barclays Bank and earn fees from Barclays Bank for the acquisition, retention and use of the co-branded credit card by consumers. In addition, Barclays Bank will pre-purchase miles if we meet certain conditions precedent. During 2013, we amended our agreements with Barclays Bank to modify the products and services provided under the agreements, re-establish the pre-purchased miles facility and extend the agreement to 2020. The dollar amount of the pre-purchased miles facility, or the Facility Amount, is subject to adjustment for the then-current year on each January 15, beginning on January 15, 2015 through and including January 15, 2019 based on the aggregate amount of fees payable by Barclays Bank to us on a calendar year basis, up to an aggregate maximum Facility Amount of $50 million. During 2016 and 2015, the Facility Amount ranged from $39 million to $47 million. We pay interest on the outstanding Facility Amount on a monthly basis based on one-month LIBOR plus a margin. Beginning December 2019, the facility will be repaid in 12 equal monthly installments. If the facility is required to be decreased prior to December 2019, any amounts due to reduce the facility would be repaid over six months.

Barclays Bank has agreed that for each month that specified conditions are met it will pre-purchase additional miles on a monthly basis in an amount equal to the difference between the Facility Amount and the amount of unused miles then outstanding and held by Barclays Bank. Among the conditions to this monthly purchase of miles is a requirement that Frontier Airlines maintain a balance of unrestricted cash, as defined in the agreement, or maintain a minimum amount of earnings before interest, taxes, depreciation, amortization and rent (excluding any non-cash, non-operating expense) measured on a rolling four month basis. The Company may repurchase any or all of the pre-purchased miles at any time, from time to time, without penalty. Prior to December 31, 2019, or the Repurchase Commencement Date, the Facility Amount may be reduced in each month in which such specified conditions are not met, which Facility Amount may be subsequently increased after three consecutive months of compliance with such conditions. Commencing on the Repurchase Commencement Date, the Facility Amount will be reduced by one-twelfth of the Facility Amount as measured on the Repurchase Commencement Date each month until such time as no pre-purchased mileage credits remain outstanding under the facility. The pre-purchased miles facility expires in December 2020.

Fixed and Floating Rate Equipment Notes

As of March 31, 2017, we had six aircraft in our fleet financed with debt:

•	the debt on the first aircraft was originated during May 2006 with a loan balance of $7 million, a fixed interest rate of 7.33% and a maturity date in May 2021;

•	the debt on the second aircraft was originated during June 2005 with a loan balance of $6 million, floating interest rate of three-month LIBOR plus 2.00% and a maturity date in June 2017;

•	the debt on the third aircraft was originated during July 2005 with a loan balance of $6 million, floating interest rate of three-month LIBOR plus 1.85% and a maturity date in July 2017;

•	the debt on the fourth aircraft was originated on August 2006 with a loan balance of $9 million, floating interest rate of three-month LIBOR plus 1.95% and a maturity date in August 2018;

•	the debt on the fifth aircraft was originated during February 2008 with a loan balance of $14 million, floating interest rate of three-month LIBOR plus 1.75% and a maturity date in February 2020; and

•	the debt on the sixth aircraft was originated during March 2008 with a loan balance of $14 million, floating interest rate of three-month LIBOR plus 1.75% and a maturity date in March 2020.

The fixed and floating rate equipment notes are secured by the respective aircraft, which had a net book value of $101 million as of March 31, 2017. The weighted-average effective interest rate of the fixed and floating rate equipment notes at March 31, 2017 and December 31, 2016 and 2015, was 3.36%, 3.06% and 2.76%, respectively.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect immediately prior to the consummation of this offering, the Registration Rights Agreement to which we and an affiliate of Indigo Partners, LLC, or Indigo Partners, are parties and of certain relevant provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering and the Registration Rights Agreement, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of the Delaware General Corporation Law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 600,000,000 shares of common stock, $0.001 par value per share, 120,000,000 shares of non-voting common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. See”—Limited Voting by Foreign Owners.”

As of March 31, 2017, there were outstanding 5,237,756 shares of our capital stock held by seven stockholders of record.

Also as of March 31, 2017, there were outstanding no shares of non-voting common stock and no shares of preferred stock.

In connection with this offering, we will consummate a              -for-              stock split of our outstanding common stock and preferred stock which will occur prior to the effectiveness of the registration statement of which this prospectus is a part.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our non-voting common stock, subject to preferences that may be applicable to any then outstanding Preferred Stock and limitations under Delaware law.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors properly up for election at any given stockholders’ meeting.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably with shares of our non-voting common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable

Non-Voting Common Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 120,000,000 shares of non-voting common stock with the rights, preferences, privileges and restrictions set forth below. Among other circumstances, shares of our non-voting common stock may be issued if and when required to comply with restrictions imposed by federal law on foreign ownership of U.S. airlines. Upon the closing of this offering, there will be no shares of non-voting stock outstanding, and we have no present plan to issue any such shares of non-voting stock. See “—Limited Voting by Foreign Owners.”

Dividend Rights. Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our common stock, subject to preferences that may be applicable to any then outstanding Preferred Stock and limitations under Delaware law.

Voting Rights. Shares of our non-voting common stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

Conversion Rights. Shares of our non-voting common stock will be convertible on a share-for-share basis into common stock at the election of the holder.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our non-voting common stock will be entitled to share ratably with shares of our common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences. Holders of our non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our non-voting common stock. The rights, preferences and privileges of the holders of our non-voting common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of Preferred Stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding, and we have no present plan to issue any such shares of Preferred Stock.

Registration Rights

Immediately prior to the consummation of this offering, we intend to grant the registration rights described below to Indigo Frontier Holdings Company, LLC, or Indigo Fund, an affiliate of Indigo Partners, which holds 5.2 million shares of our common stock, pursuant to the terms of a Registration Rights Agreement to be entered into by us at such time. This agreement will be entered into pursuant to the terms of the Subscription Agreement, dated December 3, 2013, pursuant to which Indigo Denver Management Company, LLC, or Indigo, an affiliate of Indigo Partners funded the equity component of the acquisition from Republic Airways Holdings, Inc.

The following description of the terms of Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand and Short-Form Registration Rights

At any time following the consummation of this offering, Indigo Fund may request that we initiate up to eight registrations of its shares (and the shares of any other parties that may become a party to the Registration Rights Agreement) on Form S-1 or any similar or successor long-form registration and, if available, an unlimited number of registrations of its shares (and the shares of any other parties that may become a party to the Registration Rights Agreement) on Form S-3 or any successor or similar short-form registration.

Piggyback Registration Rights

At any time that we propose to register any of our securities under the Securities Act, including in connection with this offering, Indigo Fund and any other parties that may become a party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing such parties to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act (other than with respect to our initial public offering, pursuant to a demand or short-form registration, or pursuant to a registration on Form S-4 or S-8 or any successor or similar forms), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of one counsel for all holders under the Registration Rights Agreement. The demand, short-form and piggyback registration rights are subject to customary restrictions such as limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering provides that our board of directors will be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, holders of common stock representing a majority of the voting rights of our common stock will be able to elect all of our directors up for election at any given stockholders’ meeting. Accordingly, until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will elect our entire board of directors. Our amended and restated bylaws to be in effect immediately prior to the consummation of this offering includes advance notice procedures and other content requirements applicable to stockholders other than Indigo for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors.

Until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering require a majority stockholder vote for the removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors. From and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 66 2⁄3% stockholder vote is required for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering also provide that, until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other stockholder. From and after such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and further provide that, from and after such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, only our corporate secretary, upon the direction of our board of directors, or the Chairman of the Board may call a special meeting of stockholders.

The combination of the classification of our board of directors (from and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock), lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting by a stockholder other than Indigo, and supermajority voting requirements make it more difficult for stockholders other than Indigo (for so long as it holds sufficient voting rights) to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders other than Indigo (for so long as it holds sufficient voting rights) or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Corporate Opportunity

Our amended and restated certificate of incorporation, to be in effect immediately prior to the consummation of this offering, will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to Indigo, any of our non-employee directors who are employees, affiliates or consultants of Indigo or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. See “Risk Factors—Risks Related to Owning Our Common Stock—Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.”

Limited Ownership and Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of our voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, as defined in the Federal Aviation Act), that no more than 49.0% of our outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated certificate of incorporation and bylaws to be in effect immediately prior to the consummation of this offering provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

Delaware as Sole and Exclusive Forum

Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction.

Limitations of Liability and Indemnification

Please see “Management—Limitation of Liability and Indemnification.”

Market Listing

We have applied to have our common stock approved for quotation on the NASDAQ Global Select Market under the symbol “FRNT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc. The transfer agent and registrar’s address is 480 Washington Boulevard, 29th Floor, Jersey City, New Jersey 07130.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2017 and giving effect to the completion of this offering,              million shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, the                  shares sold in this offering, which includes both the shares sold by us and any shares sold by the selling stockholder, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholder, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.

After this offering,              million shares of common stock will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the various lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

The share amounts set forth in this section are subject to change and will depend primarily on the price per share at which our common stock is sold in this offering and the total size of the offering. Please see “Use of Proceeds” elsewhere in this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to below, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of March 31, 2017, the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on the NASDAQ Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced below and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares in reliance on Rule 144. Accordingly, subject to any applicable lock-up agreements, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we, the selling stockholder, our officers, directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed with the underwriters, subject to specified exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Evercore Group L.L.C. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. See “Underwriting.”

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Evercore Group L.L.C. and J.P. Morgan Securities LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement which provide consent to the sale of shares prior to the expiration of the lock-up period.

Registration Rights

On the date beginning 180 days after the date of this prospectus, an affiliate of Indigo, which holds 5.2 million shares of our common stock, or its transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2014 Stock Incentive Plan and the Frontier Group Holdings, Inc. 2017 Equity Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, please see “Executive Compensation—Equity Compensation Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally and not jointly agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Evercore Group L.L.C.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Cowen and Company, LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Raymond James & Associates, Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares. Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Evercore Group L.L.C. and J.P. Morgan Securities LLC are acting as representatives of the underwriters.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. The selling stockholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The following table shows the underwriting discounts that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Company		Paid by the Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters for expenses of up to $30,000 related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and compliance with state securities or “blue sky” laws.

In connection with this offering, we have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without, in each case, the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Evercore Group L.L.C. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans and any shares of our common stock issued upon the conversion of or exercise of any securities outstanding as of the date of this prospectus.

In connection with this offering, the selling stockholder, our officers, directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Evercore Group L.L.C. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

The foregoing restrictions are subject to specified exceptions, including, without limitation, the following:

•	open market transactions related to shares acquired after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act, or other public announcement, shall be required or shall be made voluntarily in connection with any such transaction;

•	the exercise of stock options or other similar awards granted pursuant to our equity incentive plans described in this prospectus solely for cash, provided that the shares received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement, any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option or similar award, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction;

•	the withholding of shares of our common stock by us or sale of such shares to us in connection with a vesting event of stock options or other similar awards granted pursuant to our equity incentive plans described in this prospectus to cover tax withholding obligations or the payment of taxes in connection with the vesting event, provided that any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the purpose of such transfer is to cover such tax withholding obligations or the payment of taxes due in connection with the vesting event and that no other shares were sold, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction;

•

transfers to us upon the exercise of stock options or other similar awards granted pursuant to our equity incentive plans described in this prospectus on a “cashless” or “net exercise” basis, provided that the shares received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement and that any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option or similar award, that no shares were sold by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction; and

•	transfers by operation of law or court order pursuant to a domestic relations order or a negotiated divorce settlement, provided that the recipient agrees to be bound in writing by the restrictions set forth in the lock-up agreement, that any public report or filing required to be made under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is pursuant to such court order or settlement and that the shares are subject to a lock-up agreement with the underwriters, and that no other public announcement shall be required or shall be made voluntarily in connection with any such transaction.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us, the selling stockholder and the representatives. Among the primary factors that we expect to consider in determining the initial public offering price are:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our revenues, results of operations and certain other financial and operating information in recent periods;

•	our future prospects and estimates of our business potential including the economic conditions in and future prospects for the industry in which we compete;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business;

•	our management;

•	currently prevailing general conditions in the equity securities markets; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure you, however, that the price at which the shares will trade in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the NASDAQ Global Select Market under the symbol “FRNT.”

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters have performed commercial banking services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Citigroup Global Markets Inc. is the arranger and Citibank N.A., an affiliate of Citigroup Global Markets Inc., is the facility agent and lender under our PDP financing facility that is guaranteed by our subsidiaries, Frontier Airlines Holdings, Inc. and Frontier Airlines, Inc. Barclays Bank Delaware, an affiliate of Barclays Capital Inc., issues and services a co-branded credit card program for Frontier Airlines, Inc. and also provides a pre-purchased frequent flyer miles facility. Additionally, affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated also provide us with hedging contracts related to aircraft fuel.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, each a “Member State,” no offer of the shares of common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares of common stock referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of our common stock is made or who receives any communication in respect of an offer of shares of our common stock, or who initially acquires any of our shares of common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of our common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of our common stock offered in this prospectus may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in

Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares of our common stock offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The consolidated financial statements of Frontier Group Holdings, Inc. at December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Frontier Group Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Frontier Group Holdings, Inc. (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Group Holdings, Inc. as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Denver, Colorado

March 31, 2017

FRONTIER GROUP HOLDINGS, INC.

Consolidated Balance Sheets

(in millions, except for share and per share data)

	December 31 ,		March 31, 2017	Proforma March 31, 2017
	2015	2016
			(unaudited)	(unaudited)
				(Note 1)
Assets
Current assets:
Cash and cash equivalents	$419	$612	$535	$
Restricted cash	6	6	6
Accounts receivable, net	50	47	65
Supplies, net	10	19	16
Other current assets	50	38	34

Total current assets	535	722	656

Total property and equipment, net	265	276	290

Pre-delivery deposits for flight equipment	193	197	192
Aircraft maintenance deposits	47	52	49
Intangible assets, net	37	35	34
Other assets	51	59	74

Total assets	$1,128	$1,341	$1,295	$

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$25	$46	$21	$
Air traffic liability	120	159	210
Frequent flyer liability	22	14	14
Other current liabilities	222	193	286
Current maturities of long-term debt	103	141	131

Total current liabilities	492	553	662

Long-term debt	118	96	93
Long-term frequent flyer liability	42	40	39
Other long-term liabilities	134	206	223

Total liabilities	786	895	1,017

Stockholders’ equity:
Common stock, no par value, stated value of $.001 per share, with 5,255,551, 5,237,756, and 5,237,756 (unaudited) shares issued and outstanding as of December 31, 2015 and 2016, and March 31, 2017 respectively	—	—	—
Additional paid-in capital	53	50	46
Retained earnings	299	395	237
Accumulated other comprehensive income (loss)	(10)	1	(5)

Total stockholders’ equity	342	446	278

Total liabilities and stockholders’ equity	$1,128	$1,341	$1,295	$

See Notes to Consolidated Financial Statements.

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Operations

(in millions, except for per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Operating revenues
Passenger	$1,328	$1,203	$988	$219	$234
Non-ticket	265	401	726	149	196

Total operating revenues	1,593	1,604	1,714	368	430

Operating expenses
Aircraft fuel	538	369	343	63	102
Salaries, wages and benefits	258	285	287	71	133
Station operations	162	202	228	53	53
Aircraft rent	147	171	209	50	59
Sales and marketing	87	79	72	17	19
Maintenance materials and repairs	39	50	48	14	14
Depreciation and amortization	29	54	75	18	13
Special charges	—	43	—	—	—
Other operating	105	118	135	32	39

Total operating expenses	1,365	1,371	1,397	318	432

Operating income (loss)	228	233	317	50	(2)

Other expense (income)
Interest expense	5	8	9	2	2
Capitalized interest	(1)	(3)	(6)	(1)	(1)
Interest income and other	—	—	(2)	—	(1)

Total other expense	4	5	1	1	—

Income (loss) before income taxes	224	228	316	49	(2)

Income tax expense (benefit)	84	82	116	19	(2)

Net income	$140	$146	$200	$30	$—

Earnings (loss) per share to common stockholders
Basic	$26.12	$26.60	$36.76	$5.59	$(0.65)

Diluted	$25.75	$26.15	$36.23	$5.48	$(0.65)

Cash dividend declared per share	$—	$—	$18.95	$18.95	$28.85

See Notes to Consolidated Financial Statements.

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(in millions)

	Year Ended December 31,			Three months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Net income	$140	$146	$200	$30	$—
Unrealized gain (loss) on fuel cash flow hedges, net of deferred taxes of $0, $6, ($6), ($1) (unaudited), and $3 (unaudited), respectively	—	(10)	11	2	(6)

Other comprehensive income (loss)	—	(10)	11	2	(6)

Comprehensive income (loss)	$140	$136	$211	$32	$(6)

See Notes to Consolidated Financial Statements.

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in millions)

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$140	$146	$200	$30	$—
Deferred income taxes	22	14	(23)	3	(23)
Depreciation and amortization	29	54	75	18	13
Stock-based compensation	6	44	42	11	18
Unrealized loss on fuel derivative instruments	35	—	—	—	—
Cash flows from fuel hedging	(25)	(43)	(13)	(12)	(8)
Special charges	—	43	—	—	—
Reduction in credit card holdback	55	59	—	—	—
Flight attendant settlement	—	—	—	—	43

Changes in operating assets and liabilities
Accounts receivable	29	15	28	2	(7)
Supplies and other current assets	(1)	(5)	20	26	12
Aircraft maintenance deposits	(15)	(23)	(32)	(3)	(9)
Other long-term assets	(60)	(58)	(65)	(13)	(9)
Accounts payable	2	6	20	(11)	(25)
Restricted cash	(10)	2	—	—	(1)
Air traffic liability	4	(11)	39	56	52
Other current liabilities	(3)	5	(78)	(38)	36
Other long-term liabilities	(24)	(40)	25	(3)	(10)

Cash provided by operating activities	184	208	238	66	82

Cash flows from investing activities
Capital expenditures	(15)	(39)	(26)	(3)	(7)
Pre-delivery deposits for flight equipment, net of refunds	(54)	(107)	(4)	(27)	5
Proceeds from sale of property and equipment	12	8	—	—	—
Other	—	(5)	(9)	(3)	(3)

Cash used in investing activities	(57)	(143)	(39)	(33)	(5)

Cash flows from financing activities
Proceeds from issuance of long-term debt	39	130	113	27	27
Principal repayments on long-term debt	(11)	(67)	(97)	(10)	(40)
Principal repayments on short-term note payable from related party	(18)	—	—	—	—
Proceeds from sale-leaseback transactions	—	28	84	4	17
Dividends paid	—	—	(101)	(99)	(154)
Other	(1)	—	(5)	(5)	(4)

Cash provided by (used in) financing activities	9	91	(6)	(83)	(154)

Net increase (decrease) in cash and cash equivalents	136	156	193	(50)	(77)

Cash and cash equivalents at beginning of period	127	263	419	419	612

Cash and cash equivalents at end of period	$263	$419	$612	$369	$535

See Notes to Consolidated Financial Statements.

FRONTIER GROUP HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity

(in millions, except for share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
Balance at December 31, 2013	5,238,501	$—	$52	$13	$—	$65
Net income	—	—	—	140	—	140
Restricted stock issued	12,700	—	—	—	—	—
Stock compensation	—	—	—	—	—	—

Balance at December 31, 2014	5,251,201	—	52	153	—	205
Net income	—	—	—	146	—	146
Unrealized loss from cash flow hedges, net of tax	—	—	—	—	(10)	(10)
Restricted stock issued	4,350	—	—	—	—	—
Stock compensation	—	—	1	—	—	1

Balance at December 31, 2015	5,255,551	—	53	299	(10)	342
Net income	—	—	—	200	—	200
Dividend	—	—	—	(101)	—	(101)
Dividend equivalent rights	—	—	—	(3)	—	(3)
Restricted stock issued	1,455	—	—	—	—	—
Redemption of restricted stock	(19,250)	—	(5)	—	—	(5)
Unrealized gain from cash flow hedges, net of tax	—	—	—	—	11	11
Stock compensation	—	—	2	—	—	2

Balance at December 31, 2016	5,237,756	$—	$50	$395	$1	$446
Net income (unaudited)	—	—	—	—	—	—
Dividend (unaudited)	—	—	—	(154)	—	(154)
Dividend equivalent rights (unaudited)	—	—	—	(4)	—	(4)
Stock option repurchases (unaudited)	—	—	(4)	—	—	(4)
Restricted stock issued (unaudited)	—	—	—	—	—	—
Unrealized loss from cash flow hedges, net of tax (unaudited)	—	—	—	—	(6)	(6)
Stock compensation (unaudited)	—	—	—	—	—	—

Balance at March 31, 2017 (unaudited)	5,237,756	$—	$46	$237	$(5)	$278

See Notes to Consolidated Financial Statements.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Frontier Group Holdings, Inc. (“FGHI,” the “Company”, or “we”) and its wholly-owned subsidiaries, including Frontier Airlines Holdings, Inc. (“FAH”) and Frontier Airlines, Inc. (“Frontier”). All wholly-owned subsidiaries are consolidated, with all intercompany transactions and balances being eliminated. Prior to December 3, 2013, FAH was a wholly-owned subsidiary of Republic Airways Holdings, Inc. (“Republic”). On December 3, 2013, FGHI, formerly known as Falcon Acquisition Group, Inc., purchased from Republic all of FAH’s common stock for $52 million in cash and assumed all of its obligations. As a result of the acquisition, all of FAH’s assets and liabilities were remeasured to fair value as of the acquisition date.

The Company, headquartered in Denver, Colorado, is an ultra low-cost, low-fare airline that offers flights throughout the United States and to select destinations in the Caribbean and Mexico.

The Company is managed as a single business unit that primarily provides air transportation for passengers. Management has concluded there is only one reportable segment.

Unaudited Interim Financial Information

The interim financial information as of March 31, 2017 and the three-month periods ended March 31, 2016 and 2017 are unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring accruals, including non-recurring adjustments that have been separately disclosed) considered necessary for a fair presentation have been included. The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Due to seasonal fluctuations common to the airline industry, operating results for the three-month period ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017.

Unaudited Pro Forma Balance Sheet

Immediately prior to the consummation of the Company’s initial public offering (the “IPO”), the Company intends to pay a dividend of $     per share (representing an aggregate distribution of $    ). Investors in the IPO will not be entitled to participate in such dividend. The unaudited pro forma balance sheet gives effect to the payment of such dividend as of March 31, 2017. The pro forma adjustment has been reflected as a decrease to cash and cash equivalents and a reduction to additional paid-in-capital. Each holder of phantom equity will receive a dividend equivalent right. Pursuant to the terms of the phantom equity agreement entered into with the Company’s pilots, the holders of phantom equity are entitled to dividend equivalent rights and will therefore participate in the dividend. Such amounts are included in other long-term liabilities in the pro forma balance sheet. See Note 9.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. Additionally, any items with maturities greater than three months that are readily convertible to known amounts of cash are considered cash and cash equivalents. Investments included in this category primarily consist of money market funds and time deposits.

Restricted Cash

Restricted cash includes certificates of deposit that secure letters of credit issued for particular airport authorities as required in certain lease agreements. The Company also holds a certificate of deposit to secure workers’ compensation claim reserves. Restricted cash may also include funds held as collateral for future travel paid with a credit card. These funds are held by credit card processors directly under contracts that require a holdback of funds equal to a certain percentage of the related air traffic liability, which was 0% as of March 31, 2017 (unaudited), and December 31, 2016 and 2015. Although the Company’s credit card processors currently do not have a right to hold back credit card receipts to cover repayments to customers, if the Company fails to maintain certain liquidity and other financial covenants, their rights to holdback would apply, which would result in a reduction of unrestricted cash that could be material. Restricted cash is carried at cost, which management believes approximates fair value.

Accounts Receivable, net

Receivables primarily consist of amounts due from credit card companies associated with the sale of tickets and amounts to be reimbursed from aircraft lessors for maintenance performed. The Company records an allowance for doubtful accounts for amounts not expected to be collected. The Company estimates the allowance based on aging trends. The allowance for doubtful accounts is $1 million (unaudited), $2 million and $0 million as of March 31, 2017, and December 31, 2016 and 2015, respectively.

Supplies, net

Supplies consist of expendable aircraft spare parts, aircraft fuel and other supplies and are stated at the lower of cost or market. Supplies are accounted for on a first-in, first-out basis and are charged to expense as they are used. An allowance for obsolescence on expendable aircraft spare parts is provided over the remaining lease term or the estimated useful life of the related aircraft, as well as to reduce the carrying cost of spare parts currently identified as excess to the lower of amortized cost or net realizable value. The obsolescence allowance is $2 million (unaudited), $2 million and $1 million at March 31, 2017 and December 31, 2016 and 2015, respectively.

Property and Equipment, net

Property and equipment is stated at cost and depreciated on a straight-line basis over their estimated useful lives to their estimated residual values. The Company capitalizes additions, modifications enhancing the operating performance of its assets, and the interest related to payments used to acquire new aircraft and the construction of its facilities. The Company capitalizes interest attributable to pre-delivery payments (“PDPs”) as an additional cost of the related asset beginning two years prior to the intended delivery date, when it estimates the related aircraft has begun to be manufactured and when PDPs are required to be paid under the terms of its existing aircraft purchase contract.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Estimated useful lives and residual values for the Company’s property and equipment are as follows:

	Estimated Useful Life	Residual Value
Aircraft	25 years	10%
Flight equipment leasehold improvements	Lesser of lease term or economic life	0%
Aircraft rotable parts	Fleet life	10%
Ground property and equipment	3 – 10 years	0%
Ground equipment leasehold improvements	Lesser of lease term or 10 years	0%
Internal use software	3 – 10 years	0%
Capitalized maintenance	Lesser of lease term or economic life	0%

The components of depreciation and amortization expense (in millions) are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Depreciation	$27	$51	$73	$17	$12
Intangible amortization	2	3	2	1	1

Total depreciation and amortization	$29	$54	$75	$18	$13

The Company capitalizes certain internal and external costs associated with the acquisition and development of internal-use software for new products and enhancements to existing products that have reached the application development stage and are deemed feasible. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, and labor cost for employees who are directly associated with, and devote time to, internal-use software projects. Capitalized computer software, net is included within the ground and other equipment which is a component of property and equipment, net in the accompanying consolidated balance sheets and totaled $8 million (unaudited), $7 million and $6 million at March 31, 2017 and December 31, 2016 and 2015, respectively.

Measurement of Asset Impairment

The Company applies a fair value based impairment test to the carrying amount of indefinite-lived intangible assets annually, or more frequently if certain events or circumstances indicate impairment. The Company assesses the value of indefinite-lived assets under a qualitative and quantitative approach, if needed. Under a qualitative approach, the Company considers various market factors, including applicable key assumptions listed below. These factors are analyzed to determine if events and circumstances have affected the fair value of indefinite-lived intangible assets. If the Company determines that it is more likely than not that an indefinite-lived intangible asset is impaired, the quantitative approach is used to assess the asset’s fair value and the amount of the impairment. If the asset’s carrying amount exceeds its fair value calculated using the quantitative approach, an impairment charge is recorded for the difference in fair value and carrying amount.

Factors which could result in future impairment of owned landing slots, holding other assumptions constant, could include, but are not limited to: (i) increased competition in the slotted airport; (ii) a change in competition in the slotted airport; (iii) significantly higher prices for jet fuel; and (iv) increased competition at a nearby airport. As part of this evaluation, the Company assesses whether changes in (i) macroeconomic conditions; (ii) industry and market conditions; (iii) cost factors; (iv) overall financial performance; and (v) certain events specific to us, have occurred which would impact the use and/or fair value of these assets.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Resulting from its unaudited qualitative analyses performed during the first quarter of 2017, the Company concluded it is more likely than not that the fair values of its indefinite-lived intangible assets are greater than the carrying amount. Therefore, a quantitative assessment was not necessary and no impairment was recorded.

Finite-lived intangible assets are comprised of the Company’s affinity credit card program relationship recognized in connection with acquisition accounting and are amortized over their estimated economic useful life.

The Company records impairment charges on long-lived assets used in operations and finite-lived intangible assets when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company’s operations, and estimated salvage values.

Passenger Revenue

Tickets sold in advance of the flight date are initially recorded as air traffic liability. Passenger revenue is recognized at the time of departure when transportation is provided. If a nonrefundable ticket expires, it is recognized as revenue at the date of scheduled travel.

Customers may elect to change their itinerary prior to the date of departure. A service fee is assessed and recognized as non-ticket revenue on the date the change is initiated and deducted from the face value of the original purchase price of the ticket, and the original ticket becomes invalid. The amount remaining after deducting the service fee can be used towards the purchase of a new ticket. The recorded value of the credit is calculated based on the original purchase price of the ticket less the service fee and estimated breakage, which is based on historical experience and is recognized at the original date of departure. Estimating the amount of breakage involves some level of subjectivity and judgment.

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and reduces the liability when payments are remitted to the applicable governmental agency or airport.

Charter revenue is recognized at time of departure when transportation is provided. By the end of 2016, the Company had largely exited charter flight services.

Frequent Flyer Program

The Company records a liability for miles earned by passengers under its Early Returns program based on the estimated incremental cost of providing free travel for miles that are expected to be redeemed. Incremental costs include aircraft fuel, insurance, security, ticketing and reservation costs, net of redemption fees, but does not include any contribution to fixed overhead costs or profit.

Award miles are also sold to participating companies, including credit card and car rental companies. These sales are accounted for as multiple-element arrangements. Under the Company’s affinity card program, the Company

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting using the criteria set forth in multiple-element arrangement guidance. The Company determined the arrangement has three separate units of accounting: (i) travel miles to be awarded; (ii) licensing of brand and access to member lists; and (iii) advertising and marketing efforts. Total arrangement consideration is allocated to each deliverable on the basis of the deliverable’s relative selling price. For award miles, the Company considers a number of entity-specific factors when developing the best estimate of the selling price, including the number of miles needed to redeem an award, average fare of comparable segments, breakage, restrictions and other charges. For licensing of brand and access to member lists, the Company considers both market-specific factors and entity-specific factors, including general profit margins realized in the marketplace/industry, brand power, market royalty rates and size of customer base. For the advertising element, the Company considers market-specific factors and entity-specific factors, including the Company’s internal costs of providing services, volume of marketing efforts and overall advertising plan.

Consideration allocated based on the relative selling price to both brand licensing and advertising elements is recognized as non-ticket revenue on a periodic basis as earned. The consideration allocated to the transportation portion of these mileage sales is deferred and recognized as passenger revenue in the Company’s consolidated statements of operations based on the redemption method. Breakage is recorded under the redemption method using points expected to be redeemed and the recorded deferred revenue balance to determine a weighted-average rate, which is then applied to the actual points redeemed. Redemptions are allocated between sold and flown miles based on historical patterns. Current and future changes to the expiration policy or to program rules and program redemption opportunities may result in material changes to the frequent flyer liability balance as well as recognized revenue from the program.

Non-ticket Revenue

Non-ticket revenues are generated from air travel-related services for baggage, bookings through the Company’s call center or third-party vendors, seat selections, itinerary changes and on-board sales. The Company recognizes revenue for these services generally at the time of departure, with the service charges for changes or cancellations recognized at the time of the transaction. Fees sold in advance of the flight date are initially recorded as air traffic liability. Non-ticket revenue also includes services not directly related to providing transportation, such as the advertising, marketing and brand elements of the Early Returns affinity credit card program and revenue associated with the Discount Den membership program. The following table summarizes the primary components of non-ticket revenue (in millions):

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Baggage	$143	$218	$305	$70	$80
Service fees	39	61	246	39	69
Seat selection	29	75	108	26	29
Other	54	47	67	14	18

Total non-ticket revenue	$265	$401	$726	$149	$196

Aircraft Maintenance

The Company accounts for heavy maintenance and major overhauls under the deferral method, whereby the cost of heavy maintenance and major overhauls is deferred and recorded as flight equipment and depreciated over the

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

lesser of the remaining lease term or the period until the next scheduled heavy maintenance event. The Company has a separate maintenance-cost-per-hour contract for management and repair of certain rotable parts to support airframe and engine maintenance and repair. This agreement requires monthly payments based upon utilization, such as flight hours, cycles and age of the aircraft, and in turn, the agreement transfers certain risks to the third-party service provider. Expense is recognized based on the contractual payments, as these substantially match the services being received over the contract period. All other costs for routine maintenance of airframes and engines are expensed as incurred.

Depreciation of heavy maintenance costs is recorded as part of depreciation and amortization expense. During 2016, 2015 and 2014, the Company deferred $58 million, $55 million and $43 million, respectively, of costs for heavy maintenance. During the three months ended March 31, 2017 and 2016, the Company deferred $8 million (unaudited) and $12 million (unaudited), respectively, of costs for heavy maintenance. The Company’s deferred heavy maintenance balance, net is $66 million (unaudited), $65 million and $60 million at March 31, 2017 and December 31, 2016 and 2015, respectively, and is included as a part of flight equipment in Note 3.

Certain of the Company’s aircraft and spare engine lease agreements require the Company to pay maintenance reserves to aircraft lessors to be held as collateral in advance of the Company’s required performance of major maintenance activities. At lease inception and at each balance sheet date, the Company assesses whether the maintenance reserve payments required by its leases are substantively and contractually related to the maintenance of the leased asset. Maintenance reserve payments that are determined to be related to the maintenance of the leased asset are accounted for as maintenance deposits, to the extent they are expected to be recoverable, and are reflected as aircraft maintenance deposits in the accompanying consolidated balance sheets. When it is not probable that the Company will recover amounts currently on deposit with a lessor, such amounts are expensed as supplemental rent.

The Company makes certain assumptions at the inception of the lease and at each balance sheet date to determine the recoverability of maintenance deposits. These assumptions are based on various factors, such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours and cycles the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates are accounted for on a cumulative catch-up basis.

Certain of the Company’s lease agreements provide that maintenance reserves held by the lessor at the expiration of the lease are nonrefundable to the Company and will be retained by the lessor. Consequently, any usage-based maintenance reserve payments after the last major maintenance event are not substantively related to the maintenance of the leased asset and, therefore, are accounted for as supplemental rent.

Leased Aircraft Return Costs

The Company’s aircraft lease agreements often contain provisions that require the Company to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the airframe and engine’s actual return condition. Lease return costs include all costs that would be incurred at the return of the aircraft, including costs incurred to repair the airframe and engines to the condition required by the lease. Lease return costs could include, but are not limited to, redelivery cost, redelivery crew cost, fuel, final inspections, reconfiguration of the cabin, repairs to the airframe, painting, overhaul of engines, replacement of components and checks. Costs associated with returning leased aircraft are accrued when it is probable that an obligation has been incurred and that amount is reasonably estimable. When determining probability and estimated cost there are various other factors which need to be considered such as current condition of the aircraft, the age of the aircraft at lease expiration, number of hours run on the engines, number of cycles run on the airframe, projected number of hours run on the engine at the time of return, the projected number of cycles

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

run on the airframe at the time of return, the extent of repairs needed, if any, upon return, return locations, current configuration of the aircraft, current paint of the aircraft, estimated escalation of cost of repairs and materials at the time of return, current flight hour agreement rates and future flight hour agreement rates. In addition, typically near the lease return date, the lessors may allow maintenance reserves to be applied as return condition consideration or pass on certain return provisions if they do not align with their current plans to remarket the aircraft. When costs become both probable and estimable, they are accrued on a straight-line basis as contingent rent, a component of aircraft rent, through the remaining lease term.

Derivative Instruments

Variability in jet fuel prices impacts the Company’s results of operations. In order to reduce the risk of exposure to fuel price increases, the Company may enter into derivative contracts such as swaps, call options and collars. Derivative instruments are stated at fair value net of any collateral postings.

Beginning in 2015, the Company formally designated and accounted for the derivative instruments that met established accounting criteria under ASC 815, Derivatives and Hedging, as cash flow hedges. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is recorded in accumulated other comprehensive income/loss (“AOCI/L”), a component of stockholders’ equity in the consolidated balance sheets. In general, the Company recognizes the associated gains or losses deferred in AOCI/L as a component of aircraft fuel expense in the period that the jet fuel is consumed. Ineffectiveness, if any, related to the Company’s changes in estimates about the forecasted transaction are recognized directly in earnings during the period incurred. For derivative instruments that are not designated as cash flow hedges, the gain or loss on the instrument is recognized in current period earnings. Refer to Note 6 for additional information regarding the Company’s hedge accounting and derivative instruments.

Aircraft Fuel

Aircraft fuel expense includes jet fuel and associated into-plane costs, federal and state taxes and gains and losses associated with fuel hedge contracts.

Advertising

Advertising and the related production costs, which are included in sales and marketing, are expensed as incurred. Advertising expense totaled $4 million, $4 million and $8 million in 2016, 2015 and 2014, respectively. Advertising expense for the three months ended March 31, 2017 and 2016 totaled $2 million (unaudited) and $1 million (unaudited), respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial statement reporting bases of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management determined that no valuation allowances were required as of March 31, 2017 (unaudited) and December 31, 2016 and 2015.

Stock-Based Compensation

The Company recognizes cost of employee services received in exchange for awards of equity instruments based on the fair value of each instrument at the date of grant. Compensation expense is recognized over the

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

period during which an employee is required to provide service in exchange for an award. The fair value of stock option awards is estimated on the date of grant using the Black-Scholes valuation model. Restricted stock awards are valued at the fair value of the stock on the date of grant. The exercise price of our stock-based awards was determined by the Company’s board of directors based, in part, on the most recent third-party valuation report obtained by the Company’s board of directors as of the grant date. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding the Company’s future operating performance, the time to complete an initial public offering or other liquidity event and the determinations of the appropriate valuation methods to be applied.

Concentrations of Risk

The Company’s business has been, and may continue to be, adversely affected by increases in the price of aircraft fuel, the volatility of the price of aircraft fuel, or both. Aircraft fuel was the Company’s single largest expenditure, representing approximately 25%, 27% and 39% of its operating expenses in 2016, 2015 and 2014, respectively. Aircraft fuel represented approximately 24% (unaudited) and 20% (unaudited) of total operating expenses for the three months ended March 31, 2017 and 2016, respectively. Gulf Coast Jet indexed fuel is the Company’s basis for the majority of aircraft fuel purchases. Any disruption to the oil production or refinery capacity in the Gulf Coast, as a result of weather or any other disaster, or disruptions in supply of jet fuel, dramatic escalations in the cost of jet fuel and/or the failure of fuel providers to perform under fuel arrangements for other reasons could have a material adverse effect on the Company’s financial condition and results of operations.

The air transportation business is volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather and other factors have resulted in significant fluctuations in revenue and results of operations in the past.

As of March 31, 2017 the Company has seven union-represented employee groups that together represented approximately 85% (unaudited) of all employees. Additional disclosure relating to the Company’s union represented employee groups is included in Note 12.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 applies to all contracts with customers except for those within the scope of other topics in the FASB Accounting Standard Codification. The new guidance for the Company is effective for annual reporting periods, and interim reporting periods within those years, beginning after December 15, 2017. Early adoption is permitted, but not before the first quarter of 2017. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is currently evaluating the new guidance and have neither determined the method the Company will adopt this standard under, nor the full impact this standard may have on the financial statements. The Company expects this pronouncement to impact the accounting for the frequent flyer program as the standard no longer allows the use of the incremental cost method when recording revenue related to the frequent flyer program. As a result, the Company expects its deferred frequent flyer liability balance to increase. In addition, the Company expects

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

changes related to the timing of recognition of certain non-ticket related fees such as change and cancellation fees that would further increase its revenue deferrals. Furthermore, as certain non-ticket related fees cannot be separated from the fare as a separate performance obligation under the new guidance, the Company expects that many of these fees will be reclassified out of non-ticket revenue into passenger revenue within the statement of operations.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (“ASU 2015-03”). The standard requires debt issuance costs to be presented on the balance sheet as a direct deduction from the related debt liability rather than as a separate asset. The Company has adopted and applied the new guidance to all periods presented.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The standard requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. The Company has adopted and applied the new guidance to all periods presented.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). The new standard will require all leases with terms greater than twelve months to be recognized on the balance sheet. The ASU is effective for fiscal years beginning after December 15, 2018 and interim reporting periods within those fiscal years. Although the Company is currently evaluating the guidance, the Company expects adoption to have a significant impact on the consolidated balance sheet due to the recognition of lease liabilities, along with corresponding right-to-use assets, for aircraft and certain non-aircraft leases currently accounted for as operating leases and thus not reflected on the consolidated balance sheet.

In March 2016, the FASB issued ASU 2016-05, Effective of Derivative Contract Novations on Existing Hedge Accounting Relationships (“ASU 2016-05”). This standard clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. The new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2016 and interim reporting periods within those fiscal years. The Company adopted this standard in 2016 with no financial statement impact and it has not novated any options to new counterparties.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The new guidance is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company adopted this standard on January 1, 2017. This standard aims to simplify several aspects of the accounting for and presentation of employee share-based payment transactions. Furthermore, this standard requires all excess tax benefits and tax deficiencies to be recognized as income tax expense (benefit) in the income statement and that excess tax benefits be included as an operating activity for the cash flow statement. In addition, these tax benefits must be removed from the dilutive weighted-average shares outstanding calculation as these assumed proceeds will have already been recognized in the income statement. The adoption of this standard resulted in a $1 million (unaudited) tax benefit during the three months ended March 31, 2017 that reduced the Company’s income tax expense for the period.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). This standard replaces the incurred loss impairment methodology in current GAAP with an “expected loss” model which requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance is effective for annual periods beginning after December 15, 2019 and interim reporting periods within those fiscal years. The Company is evaluating this guidance but does not expect it to have a significant impact on the financial statements.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This standard addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently evaluating this guidance but does not expect it to have a significant impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, (“ASU 2016-18”). This standard addresses diversity in practice when presenting restricted cash within the statement of cash flows. The amendments are effective for fiscal years beginning after December 15, 2017 and interim reporting periods within those fiscal years. The Company is currently evaluating this guidance but does not expect it to have a significant impact on the financial statements assuming no material changes to the relatively insignificant restricted cash balance.

2. Other Current Assets

Other current assets consist of the following (in millions):

	As of December 31,		As of March 31,
	2015	2016	2017
			(unaudited)
Prepaid expenses	$24	$23	$27
Fuel hedging derivative	—	15	7
Income tax receivable	26	—	—

Total other current assets	$50	$38	$34

3. Property and Equipment, net

The components of property and equipment, net are as follows (in millions):

	As of December 31,		As of March 31,
	2015	2016	2017
			(unaudited)
Flight equipment	$308	$367	$388
Ground and other equipment	27	39	44
Less: accumulated depreciation	(70)	(130)	(142)

Total property and equipment, net	$265	$276	$290

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

4. Intangible Assets, net

The following table summarizes the Company’s intangible assets (in millions):

	Amortization Period	As of December 31,						As of March 31,
		2015			2016			2017
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
								(unaudited)
Indefinite-lived:
Airport slots	Indefinite	$20		$20	$20		$20	$20		$20
Trademarks	Indefinite	6		6	6		6	6		6

		26		26	26		26	26		26
Finite-lived:
Affinity credit card program	7 years	16	(5)	11	16	(7)	9	16	(8)	8

		16	(5)	11	16	(7)	9	16	(8)	8

Total intangible assets, net		$42	$(5)	$37	$42	$(7)	$35	$42	$(8)	$34

Expected future amortization expense of finite-lived intangibles is approximately $2 million for the remainder of 2017 and $2 million per year over the next three years.

5. Maintenance Deposits and Operating Leases

The Company leases aircraft, spare engines, other equipment, office space, and all of its facilities at the airports it serves under leases which expire in various years through 2030. Aircraft rent expense is $209 million, $171 million and $147 million during 2016, 2015 and 2014, respectively. During the three months ended March 31, 2017 and 2016, aircraft rent expense was $59 million (unaudited) and $50 million (unaudited), respectively. Aircraft rent expense includes supplemental rent, which is made up of maintenance reserves paid or to be paid that are not probable of being reimbursed or are probable lease return condition obligations. Supplemental rent expense for maintenance-related reserves as required by our lessors that were deemed non-recoverable in 2016, 2015 and 2014 totaled $36 million, $27 million and $27 million, respectively. The portion of supplemental rent expense related to probable lease return condition obligations was $24 million, $20 million and $9 million for 2016, 2015 and 2014, respectively. Supplemental rent expense is net of a $3 million and a $9 million change in estimate in 2016 and 2015, respectively. During the three months ended March 31, 2017 and 2016, supplemental rent expense was $5 million (unaudited) and $9 million (unaudited), respectively, for maintenance-related reserves as required by our lessors that were deemed non-recoverable. The portion of supplemental rent expense related to probable lease return condition obligations was $8 million (unaudited) and $5 million (unaudited) for the three months ended March 31, 2017 and 2016, respectively. Supplemental rent expense is net of a $3 million (unaudited) and $0 million (unaudited) change in estimate during the three months ended March 31, 2017 and 2016, respectively. Other lease expense, which primarily relates to station operations, totaled $85 million, $76 million and $64 million during 2016, 2015 and 2014, respectively. During the three months ended March 31, 2017 and 2016, other lease expense totaled $20 million (unaudited) and $22 million (unaudited), respectively.

As reflected in Note 1, some of the Company’s aircraft and spare engine lease agreements require the Company to pay maintenance reserves to aircraft lessors to be held as collateral in advance of the Company’s required

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

performance of major maintenance activities. These agreements provide that maintenance reserves are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserves held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. At March 31, 2017 and December 31, 2016 and 2015, the Company has recoverable aircraft maintenance deposits of $70 million (unaudited), $60 million and $66 million, respectively, in its consolidated balance sheets, of which $21 million (unaudited), $8 million and $19 million, respectively, are included in accounts receivable, net as the eligible maintenance has been performed. The remaining $49 million (unaudited), $52 million and $47 million is included within aircraft maintenance deposits in the consolidated balance sheets.

A majority of these maintenance reserve payments are calculated based on a utilization measure, such as flight hours or cycles. Maintenance reserves collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. Certain maintenance reserve payments are fixed contractual amounts, and all maintenance reserve payments are subject to annual escalation.

As of December 31, 2016, fixed maintenance reserve payments for aircraft and spare engines, including estimated amounts for contractual price escalations, were estimated to be approximately $7 million in 2017, $5 million in 2018, $4 million in 2019, $4 million in 2020, $4 million in 2021, and $20 million in 2022 and beyond, before consideration of reimbursements. As of March 31, 2017, fixed maintenance reserve payments for aircraft and spare engines, including estimated amounts for contractual price escalations, will be approximately $5 million (unaudited) in the remainder of 2017, $5 million (unaudited) in 2018, $4 million (unaudited) in 2019, $4 million (unaudited) in 2020, $4 million (unaudited) in 2021, and $20 million (unaudited) in 2022 and beyond, before consideration of reimbursements. Certain maintenance reserve payments will not be required if the Company meets minimum financial thresholds specified in the lease agreements.

As of March 31, 2017, 62 (unaudited) of the 68 (unaudited) aircraft in the Company’s fleet were leased under operating leases, with lease expiration dates ranging from 2017 to 2030 (unaudited). Leases for six (unaudited) of the Company’s aircraft can generally be renewed at rates based on fair market value at the end of the lease term for three years, and five (unaudited) of its aircraft can be renewed for four years. The Company has purchase options at fair market value for six (unaudited) of its aircraft leases at the end of the lease term.

During 2015, the Company executed an agreement with one of its lessors for the early return of ten A319 aircraft. This agreement resulted in a charge of $43 million primarily relating to aircraft maintenance obligations that, as a result of the early return, have become probable, with little to no future benefit to the Company based on historic usage of the aircraft. In addition, the early return resulted in the acceleration of depreciation of $12 million and $17 million and rent related expenses of $4 million and $7 million during 2016 and 2015, respectively, due to the significantly shortened lease terms.

During 2016 and 2015, the Company executed sale-leaseback transactions with third-party lessors for 30 new Airbus A320 family aircraft, five of which were delivered during 2015, 14 of which were delivered in 2016 with the remaining aircraft scheduled for delivery in 2017. The Company also completed sale-leaseback transactions on one A320 family simulator and one engine during 2015 and three engines in 2016. All of the leases from the sale-leaseback transactions are accounted for as operating leases. Under the terms of the lease agreements, the Company will continue to operate and maintain the equipment. Payments under the lease agreements are fixed for the term of the lease. Deferred gain balances of $91 million (unaudited), $75 million and $27 million at March 31, 2017 and December 31, 2016 and 2015, respectively, related to sale-leaseback transactions are included in other liabilities in the accompanying consolidated balance sheets. Deferred gains are recognized as a decrease to rent expense on a straight-line basis over the term of the respective operating leases.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

As of December 31, 2016, future minimum payments under noncancelable operating leases, excluding amounts for fixed maintenance reserves, are as follows (in millions):

	Aircraft	Other	Total
Year Ending
2017	$216	$47	$263
2018	211	43	254
2019	199	43	242
2020	184	39	223
2021	181	15	196
Thereafter	896	25	921

Total minimum lease payments	$1,887	$212	$2,099

As of March 31, 2017, future minimum payments under noncancelable operating leases, excluding amounts for fixed maintenance reserves, are as follows (in millions):

	Aircraft	Other	Total
	(unaudited)
Year Ending
Remainder of 2017	$162	$36	$198
2018	211	44	255
2019	200	44	244
2020	185	41	226
2021	181	16	197
Thereafter	899	25	924

Total minimum lease payments	$1,838	$206	$2,044

6. Financial Derivative Instruments and Risk Management

The Company is exposed to variability in jet fuel prices. Aircraft fuel currently represents the Company’s largest operating expense. Increases in jet fuel prices may adversely impact its financial performance, operating cash flow and financial position. As part of its risk management program, the Company enters into derivative contracts in order to limit exposure to the fluctuations in jet fuel prices. The types of instruments the Company utilizes in its hedging program include call options and collars (which consist of a purchased call option and a sold put option). The Company does not enter into derivative instruments for speculative purposes.

The Company formally designates and accounts for the derivative instruments that meet established accounting criteria under ASC 815, Derivatives and Hedging, as cash flow hedges. The Company has elected to apply cash flow hedge accounting. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is recorded in AOCI/L, a component of stockholders’ equity in the consolidated balance sheets. In general, the Company recognizes the associated gains or losses deferred in AOCI/L as a component of aircraft fuel expense in the period that the jet fuel is consumed. Hedge ineffectiveness results when the change in the fair value of the derivative instrument exceeds the change in the value of the Company’s expected future cash outlay to purchase aircraft fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is immediately recognized in aircraft fuel expense in the consolidated statements of operations. For derivative instruments that are not designated as cash flow hedges, the change in fair value is recorded in current period earnings.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Amounts that are paid or received in connection with the purchase or sale of financial derivative instruments (i.e., premium costs of option contracts) are recognized as a component of aircraft fuel expense in the consolidated statement of operations in the period in which the fuel is consumed.

During July 2016, the Company voluntarily de-designated the existing portfolio of call options that were designated as hedging instruments beginning January 1, 2015 through the date of de-designation. The portfolio of options was subsequently re-designated in July 2016 to better align the economics of the Company’s purchases to the hedging instruments and to expand the airport locations included within its hedged portfolio. There was no material financial statement impact as a result of this decision.

As of March 31, 2017, the Company holds derivative instruments having a notional amount of approximately 264 million (unaudited) U.S. gallons.

The Company presents its fuel derivative instruments net in the accompanying consolidated balance sheets. The following table presents the assets and liabilities associated with its fuel derivative instruments and where these amounts are recorded on its consolidated balance sheets as of March 31, 2017, and December 31, 2016 and December 31, 2015 (in millions):

	Balance Sheet Classification	December 31,		March 31,
		2015	2016	2017
				(unaudited)
Derivatives designated as cash flow hedges:
Fuel hedging derivative	Other current assets	$—	$15	$7
Fuel hedging derivative	Other assets	4	—	3

The following table summarizes the effect of fuel derivative instruments reflected in aircraft fuel expense in the consolidated statements of operations (in millions):

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Derivatives designated as cash flow hedges(1)
Losses on derivative contracts	$—	$—	$15	$4	$3
Derivatives not designated as cash flow hedges(2)
Losses on derivative contracts	35	16	—	—	—

(1)	There were no derivative instruments that settled during the three months ended March 31, 2017 (unaudited), and the year ended December 31, 2016 which were not designated as cash flow hedges.
(2)	There were no derivative instruments that settled during the years ended December 31, 2015 and 2014 which were designated as cash flow hedges.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

The following table presents the net of tax impact of the effective portion of derivative instruments designated as cash flow hedging instruments under ASC 815 to the consolidated statement of comprehensive income (in millions):

	Year Ended December 31,				Three Months Ended March 31,
	2014	2015		2016	2016	2017
					(unaudited)	(unaudited)
Derivatives designated as cash flow hedges
Other comprehensive income (loss)	$—		$(10)	$11	$2		$(6)

At March 31, 2017, the amount of net derivative losses related to fuel hedging instruments included in AOCI/L that will be reclassified into earnings within the next 12 months was $5 million (unaudited). At December 31, 2016, the amount of net derivative gains related to fuel hedging instruments included in AOCI/L that will be reclassified into earnings within the next 12 months was immaterial.

The Company is exposed to credit losses in the event of nonperformance by counterparties to its derivative instruments, but it does not expect any of its counterparties will fail to meet their obligations. The amount of such credit exposure is generally the fair value of the Company’s outstanding contracts in a receivable position. To manage credit risks, the Company selects counterparties based on credit assessments, limits its overall exposure to any single counterparty and monitors the market position with each counterparty. Based on the fair value of the Company’s fuel derivative instruments, its counterparties may require it to post collateral when the price of the underlying commodity decreases, and the Company may require its counterparties to provide it with collateral when the price of the underlying commodity increases. The amount of collateral posted, if any, is periodically adjusted based on the fair value of the hedge contracts. The Company’s policy is to offset the liabilities represented by these contracts with any cash collateral paid to the counterparties. The Company had no collateral posted as of March 31, 2017 (unaudited) and December 31, 2016 and December 31, 2015 as no collateral was required for call options.

7. Other Current Liabilities

Other current liabilities consist of the following (in millions):

	As of December 31,		As of March 31,
	2015	2016	2017
			(unaudited)
Passenger taxes and fees payable	$40	$45	$74
Salaries, wages and benefits	36	34	78
Leased aircraft return costs	53	34	36
Station obligations	27	33	34
Fuel	14	12	11
Aircraft and facility lease obligations	12	9	9
Current portion of deferred gain on sale-leaseback transactions	3	7	9
Aircraft maintenance	26	6	21
Other	11	13	14

Total other current liabilities	$222	$193	$286

Included within leased aircraft return costs as of December 31, 2015 was an accrual of $39 million relating to the execution of an agreement by the Company with one of its lessors for the early return of 10 A319 aircraft. As reflected in Note 5, the agreement resulted in a special charge of $43 million (unaudited) primarily relating to aircraft maintenance obligations and non-recoverable maintenance deposits associated with the early return of the

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

aircraft. Included within salaries, wages and benefits as of March 31, 2017 is an accrual for the $40 million (unaudited) settlement and related $3 million (unaudited) of payroll taxes relating to the Letter of Agreement, or LOA, with the union representing our flight attendants (AFA-CWA). Refer to Note 9 for additional information regarding the settlement.

8. Debt

Debt consists of the following (in millions):

	As of December 31,		As of March 31,
	2015	2016	2017
			(unaudited)
Secured debt:
Pre-delivery credit facility due through 2019(1)	$115	$143	$133
Floating rate equipment notes due through 2020(2)	64	52	49
7.33% fixed rate equipment note due through 2021(2)	8	7	7
Unsecured debt:
Affinity card advance purchase of miles, principal due monthly for 12 months beginning in 2019(3)	39	39	39

Total debt	226	241	228
Less current maturities	(103)	(141)	(131)
Less debt acquisition costs	(1)	(1)	(1)
Less unamortized discount, net	(4)	(3)	(3)

Long-term debt	$118	$96	$93

(1)	The Company entered into a pre-delivery credit facility (the “PDP Facility”) with Citibank, N.A. in December 2014, with an original total commitment of $77 million, which has been increased to $150 million. Interest is paid every 90 days based on a three-month London Interbank Offered Rate (“LIBOR”), plus a margin for each individual tranche. As of December 2016, the PDP Facility was amended and extended to add all of the Company’s committed deliveries through 2019, with a total committed facility size of $150 million. The PDP Financing Facility consists of separate loans for each PDP Aircraft. Each separate loan matures upon the earlier of (i) delivery of that aircraft to the Company by Airbus, (ii) the date one month following the last day of the scheduled delivery month of such aircraft and (iii) if there is a delay in delivery of aircraft, depending on the cause of the delivery delay, up to six months following the last day of the scheduled delivery month of such aircraft. The facility will be repaid periodically according to the preceding sentence with the last scheduled delivery of aircraft contemplated in the PDP Facility to be in the fourth quarter of 2019. The PDP credit facility is collateralized by the Company’s purchase agreements (including proceeds and payments thereof) with Airbus for certain undelivered aircraft.
(2)	Interest rate for one equipment note is fixed at 7.33%, and the interest rates for the remaining five equipment notes adjust quarterly based on LIBOR, plus a margin. The weighted-average effective interest rate for the three months ended March 31, 2017, and the years ended December 31, 2016 and 2015, was 3.36% (unaudited), 3.06% and 2.76%, respectively. Six aircraft with a net book value of $101 million (unaudited) and $104 million were pledged as security under the above equipment notes at March 31, 2017 and December 31, 2016, respectively.
(3)

The Company entered into an agreement with Barclays Bank Delaware (formerly known as Juniper Bank) (“Barclays Bank”) in 2003 to provide for joint marketing, grant certain benefits to co-branded credit card holders (“Cardholders”), and allow Barclays Bank to market using the Company’s customer database.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Cardholders earn miles under the Early Returns program and the Company sells mileage awards at agreed-upon rates to Barclays Bank and earns fees from Barclays Bank for the acquisition, retention and use of the co-branded credit card by consumers. In addition, Barclays Bank will pre-purchase miles if the Company meets certain conditions precedent. During 2013, the Company amended its agreements with Barclays Bank to modify the products and services provided under the agreements, re-establish the pre-purchased miles facility and extend the agreement to 2020. The dollar amount of the pre-purchased miles facility (the “Facility Amount”) is subject to adjustment for the then-current year on each January 15, beginning January 15, 2015 through and including January 15, 2019 based on the aggregate amount of fees payable by Barclays Bank to the Company on a calendar year basis, up to an aggregate maximum Facility Amount of $50 million. During the three months ended March 31, 2017 (unaudited), and the years of 2016 and 2015, the Facility Amount ranged from $39 million to $47 million. The Company pays interest on the outstanding Facility Amount on a monthly basis based on one-month LIBOR plus a margin. Beginning December 31, 2019, the facility will be repaid in 12 equal monthly installments. If the facility is required to be decreased prior to December 2019, any amounts due to reduce the facility would be repaid over six months.

Cash payments for interest related to debt aggregated to $6 million for the years ended 2016 and 2015, respectively, and $4 million for the year ended 2014. For the three months ended March 31, 2017 and 2016, cash payments for interest related to debt aggregated to $3 million (unaudited) and $2 million (unaudited). The discount on debt is due to the application of purchase accounting from the acquisition of FAH by FGHI. The discount will be amortized to interest expense through May 2021.

The Company has issued standby letters of credit to various airport authorities and vendors that are collateralized by restricted cash of $6 million (unaudited), $5 million and $4 million at March 31, 2017 and December 31, 2016 and 2015, respectively

The Company is required to comply quarterly with certain financial and information covenants under certain of its financing arrangements. As of March 31, 2017, the Company is in compliance with all of its covenants (unaudited).

As of December 31, 2016, future maturities of debt are payable as follows (in millions):

As of December 31, 2016
2017	$141
2018	38
2019	11
2020	50
2021	1

Total debt principal payments	$241

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

As of March 31, 2017, future maturities of debt are payable as follows (in millions):

As of March 31, 2017
(unaudited)
Remainder of 2017	$101
2018	63
2019	12
2020	51
2021	1

Total debt principal payments	$228

9. Stock-Based Compensation

On December 3, 2013, to give effect to the reorganization of our corporate structure in connection with the acquisition by Indigo, an agreement was reached to amend and restate a phantom equity agreement that was in place with Frontier pre-acquisition. Under the terms of this agreement, our pilots employed by Frontier in June 2011, when an amendment to the underlying collective bargaining agreement was approved, who we refer to as the Participating Pilots, through their agent, FAPAInvest, LLC, received phantom equity units which were the economic equivalent of 231,000 shares of our common stock, representing 4% of our common stock as of June 30, 2014. Each unit represents the right to receive common stock or cash in connection with certain events, including a qualifying initial public offering, such stock to be distributed or cash paid to the Participating Pilots in installments in 2020 and 2022 based on a predetermined formula. The phantom equity units are required to be paid in cash absent a qualifying initial public offering. As a result, Phantom equity units are liability classified awards, which were subject to vesting and are remeasured at the end of each reporting period. Phantom equity award expense reflects the vesting of the liability classified award, any dividend declared in the period, and changes to our common stock valuation. The phantom equity units were fully vested at December 31, 2016. Stock-based compensation expense of $40 million, $43 million and $6 million was recognized during 2016, 2015 and 2014, respectively, as a result of both vesting and an increase in the valuation of FAPAInvest, LLC’s equity interest. During the three months ended March 31, 2017 and 2016, such stock-based compensation resulting from the change in valuation and vesting was $18 million (unaudited) and $10 million (unaudited), respectively. The associated liability of $109 million (unaudited), $91 million and $51 million as of March 31, 2017, and December 31, 2016 and 2015, respectively, is included in other long-term liabilities.

In August 2011, Frontier obtained concessions from its flight attendants in exchange for a contingent contractual equity participation in Frontier, which was subject to performance conditions, and profit sharing. At December 31, 2016 and 2015, the performance conditions giving rise to the equity participation in Frontier for the flight attendants had not been achieved. Therefore no liability or corresponding stock-based compensation had been recorded for these periods. On March 15, 2017, Frontier entered into the LOA with the union representing our flight attendants (AFA-CWA). The LOA was the result of a negotiation between Frontier and the AFA-CWA and extinguishes the flight attendants’ contingent equity participation by providing a $40 million aggregate cash settlement of their equity participation in Frontier, payable by Frontier to participating flight attendants over a six month period commencing June 1, 2017. The $40 (unaudited) million settlement and additional payroll taxes of $3 million (unaudited) were accrued for within other current liabilities in the consolidated balance sheet as of March 31, 2017. The resulting $43 million (unaudited) charge is reflected within salaries, wages and benefits in the consolidated statement of operations.

FGHI also approved the 2014 Equity Incentive Plan (the “Plan”) in April 2014. The Company has reserved one million shares of its common stock for issuance under the Plan. The Plan provides for restricted stock,

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

restricted stock awards, nonqualified stock options, and other stock-based awards to be granted to members of the Board of Directors and certain employees and consultants. All options issued under the Plan expire ten years from the date of grant. FGHI’s policy is to grant options with an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Restricted Stock Awards

Restricted stock awards in FGHI are valued at the fair value of the shares on the date of grant. Generally, granted shares vest on a one-year anniversary of issuance. Vesting of restricted stock is based on time-based service conditions. In order to vest, the participant must still be employed by the Company, with certain contractual exclusions, at each vesting event. Generally, within 30 days after vesting, the shares underlying the award will be issued to the participant. If there is a change of control, the restricted stock awards will automatically vest in full as of immediately prior to the consummation of such a change in control. In the event of death or permanent disability of a participant, the restricted stock awards will automatically vest in full. Compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service period.

A summary of the status of restricted stock shares in FGHI issued to employees of the Company is presented below:

	Number of Shares	Weighted-Average Grant Fair Value
Outstanding at December 31, 2015	4,350	$51.69
Issued	1,455	257.56
Vested	(4,350)	51.69
Forfeited	—	—

Outstanding at December 31, 2016	1,455	$257.56

The weighted-average grant date fair value of restricted stock issued during 2016, 2015 and 2014 was $257.56 $51.69 and $10, respectively.

No restricted stock shares were issued, vested, or forfeited during the three months ended March 31, 2017 (unaudited).

Stock Options

Stock option awards are granted with an exercise price equal to the fair market value of the FGHI’s common stock on the date of grant, and generally vest over four years of continuous service. The fair value of each stock option award is estimated on the date of grant using the Black Scholes model. There were 53,475 and 42,725 options granted during the years ended December 31, 2016 and December 31, 2015, respectively.

The Company’s weighted-average assumptions for expected volatility, dividends, and term were 40%, 0%, and 6.25 years for the years ended December 31, 2016 and 2015. The risk-free rate for options issued was between 1.21% and 2.02% for 2016, 1.55% to 1.67% for 2015, and 1.81% and 2.03% for 2014. Expected volatilities are based on the historical volatility of a group of peer entities within the same industry. The expected term of options is based upon the simplified method, which represents the average of the vesting term and the contractual term. The risk-free interest rate is based on U.S. Treasury yields for securities with terms approximating the expected term of the option.

The fair value of the FGHI’s common stock was estimated using a discounted cash flow analysis and market multiples, based on management’s estimates of revenue, driven by assumed market growth rates, and estimated

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

costs as well as appropriate discount rates. These estimates were consistent with the plans and estimates management used to manage the Company’s business.

A summary of stock option activity during the year ended December 31, 2016 is presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
			(in millions)
Outstanding at December 31, 2015	234,206	$17.60	$2
Issued	53,475	219.67	5
Exercised	—	—	—
Forfeited, expired, or repurchased	(12,900)	72.89	(1)

Outstanding at December 31, 2016	274,781	$54.33	$6

Exercisable at December 31, 2016	106,294	$14.54
Vested or expected to vest at December 31, 2016	274,781	$54.33

The weighted-average exercise price of options granted during 2015 and 2014 was $51.69 and $10.00, respectively. There were no options exercised during 2015 and 2014.

The Company repurchased 4,462 and 3,404 vested stock options during the years ended December 31, 2016 and 2015, respectively, pursuant to exercises of a call right in a stockholders agreement with certain members of management that enables the Company to repurchase stock options upon a termination of employment. There were no stock options repurchased by the Company during 2014.

A summary of stock option activity during the three months ended March 31, 2017 is presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
			(in millions)
Outstanding at December 31, 2016	274,781	$54.33	$6
Issued (unaudited)	5,375	377.32	1
Exercised (unaudited)	—	—	—
Forfeited, expired, or repurchased (unaudited)	(17,300)	10.00	—

Outstanding at March 31, 2017 (unaudited)	262,856	$63.86	$7

Exercisable at March 31, 2017 (unaudited)	110,124	$36.35
Vested or expected to vest at March 31, 2017 (unaudited)	262,856	$63.86

The weighted-average exercise price of options granted during the three months ended March 31, 2017 and 2016 was $377.32 (unaudited) and $216.11 (unaudited), respectively. There were no options (unaudited) exercised during the three months ended March 31, 2017 and 2016. The Company repurchased 8,650 (unaudited) and 487 (unaudited) vested stock options during the three months ended March 31, 2017 and 2016, respectively.

10. Employee Retirement Plans

The Company sponsors The Frontier Airlines, Inc. 401(k) Retirement Plan under Section 401(k) of the Internal Revenue Code. Under this plan, the Company matches 50% of each participant’s contribution up to 2% of each

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

eligible maintenance employees’ compensation and up to 6% of all other employees, including flight attendants (effective January 1, 2016), and excluding pilots, who are covered under a separate plan discussed below. Contributions for employees begin after one year of employment and vest 25% per year over four years. Participants are entitled to receive distributions of all vested amounts beginning at age 59 1/2. Matching contributions included within salaries, wages, and benefits in the accompanying consolidated statements of operations are $5 million, $4 million and $3 million in 2016, 2015 and 2014, respectively. For the three months ended March 31, 2017 and 2016, matching contributions are $1 million (unaudited) and $1 million (unaudited), respectively. Assets were transferred into The Frontier Airlines, Inc. 401(k) Retirement Plan from the Republic 401(k) plan shortly after the purchase of the Company in 2013. The plan is subject to the annual IRS elective deferral limit of $18,000 for 2017.

The Company also established the Frontier Airlines, Inc. Pilots Retirement Plan (the “FAPA Plan”) for pilots covered under the collective bargaining agreement with FAPA. The FAPA Plan is a defined contribution retirement plan. Effective June 1, 2016 pilots are represented by the Air Line Pilots Association (“ALPA”) though the plan is still covered under FAPA. The Company immediately matches 50% of each participant’s contribution up to 10% of each eligible and active participant’s compensation. Contributions vest 25% per year over four years. Participants are entitled to receive distributions of all vested amounts beginning at age 59 1/2. Contributions expensed were $6 million, $5 million and $6 million in 2016, 2015 and 2014, respectively. For the three months ended March 31, 2017 and 2016, contributions expensed were $1 million (unaudited) and $1 million (unaudited). The plan is subject to the annual IRS elective deferral limit which was $18,000 for 2017.

11. Other Long-Term Liabilities

Other long-term liabilities consist of the following (in millions):

	As of December 31,		As of March 31,
	2015	2016	2017
			(unaudited)
Phantom equity interest (Note 9)	$51	$91	$109
Deferred gain on sale-leaseback transactions	24	68	82
Leasehold incentives	5	18	17
Deferred tax liability, net	28	14	—
Lease fair value adjustment	20	10	8
Other	6	5	7

Total other long-term liabilities	$134	$206	$223

12. Commitments and Contingencies

Flight Equipment Commitments

The Company’s contractual purchase commitments consist of aircraft and engine acquisitions.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

As of December 31, 2016, the Company’s firm aircraft and engine orders consisted of the following:

	A319neo	A320neo	A321	Total Aircraft	Engines
2017	—	11	6	17	3
2018	—	16	—	16	2
2019	—	18	—	18	2
2020	5	13	—	18	2
2021	13	—	—	13	2
Thereafter	—	—	—	—	1

Total	18	58	6	82	12

As of March 31, 2017, the Company’s firm aircraft and engine orders consisted of the following:

	A319neo	A320neo	A321	Total Aircraft	Engines
	(unaudited)
Remainder of 2017	—	10	3	13	3
2018	—	16	—	16	2
2019	—	18	—	18	2
2020	5	13	—	18	2
2021	13	—	—	13	2
Thereafter	—	—	—	—	1

Total	18	57	3	78	12

As of March 31, 2017 purchase commitments for these aircraft and engines, including estimated amounts for contractual price escalations and PDPs, will be approximately $626 million (unaudited) in the remainder of 2017, $783 million (unaudited) in 2018, $901 million (unaudited) in 2019, $896 million (unaudited) in 2020, $616 million (unaudited) in 2021, and $15 million (unaudited) in 2022 and beyond. The Company has committed sale-leaseback agreements with third-parties for four (unaudited) A320neo aircraft and the three (unaudited) remaining A321 aircraft scheduled for delivery in 2017.

Litigation

The Company is subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. The Company believes the ultimate outcome of such lawsuits, proceedings, and reviews will not, individually or in the aggregate, have a material adverse effect on its consolidated financial position, liquidity, or results of operations.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Employees

The Company has seven union-represented employee groups that together represent 85% (unaudited) of all employees at March 31, 2017. The table below sets forth the Company’s employee groups and status of the collective bargaining agreements as of March 31, 2017:

Employee Group	Representative	Amendable Date
(unaudited)	(unaudited)	(unaudited)
Pilots	Air Line Pilots Association (“ALPA”)	March 2016
Flight Attendants	Association of Flight Attendants (“AFA-CWA”)	July 2015
Maintenance	International Brotherhood of Teamsters (“IBT”)	February 2022
Aircraft Appearance Agents	International Brotherhood of Teamsters	July 2015
Material Specialists	International Brotherhood of Teamsters	March 2022
Maintenance Controllers	International Brotherhood of Teamsters	August 2014
Dispatchers	Transport Workers Union (“TWU”)	December 2021

The Company is self-insured for health care claims, subject to a stop-loss policy, for eligible participating employees and qualified dependent medical and dental claims, subject to deductibles and limitations. The Company’s liabilities for claims incurred but not reported are determined based on an estimate of the ultimate aggregate liability for claims incurred. The estimate is calculated from actual claim rates and adjusted periodically as necessary. The Company has accrued $2 million (unaudited), $2 million and $3 million for health care claims as of March 31, 2017 and December 31, 2016 and 2015, respectively.

On February 20, 2017 and March 17, 2017, the maintenance and material specialists contracts, respectively, were ratified to include new amendable dates of February 2022 and March 2022, respectively.

General Indemnifications

The Company has various leases with respect to real property as well as various agreements among airlines relating to fuel consortia or fuel farms at airports. Under some of these contracts, the Company is party to joint and several liability regarding environmental damages. Under others, where FGHI is a member of an LLC or other entity that contracts directly with the airport operator, liabilities are borne through the fuel consortia structure.

The Company’s aircraft, services, equipment lease and sale and financing agreements typically contain provisions requiring us, as the lessee, obligor or recipient of services, to indemnify the other parties to those agreements, including certain of those parties’ related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. The Company believes that its insurance would cover most of its exposure to liabilities and related indemnities associated with the commercial real estate leases and aircraft, services, equipment lease and sale and financing agreements described above.

Certain of the Company’s aircraft and other financing transactions include provisions that require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, the Company also bears the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.

Certain of these indemnities survive the length of the related financing or lease. The Company cannot reasonably estimate its potential future payments under the indemnities and related provisions described above because it cannot predict (1) when and under what circumstances these provisions may be triggered and (2) the amount

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.

13. Stockholders’ Equity

The Company had 5,237,756 (unaudited), 5,237,756 and 5,255,551 shares of common stock outstanding as of March 31, 2017 and December 31, 2016 and 2015, respectively. All of the Company’s issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of the Company’s common stock have no preemptive, conversion, subscription or other rights, and no redemption or sinking fund provisions applicable to the Company’s common stock exist. During 2016, the Company declared a dividend of $18.95 per share (representing an aggregate obligation of $108 million), of which $101 million was distributed to common stockholders and those with other participating rights and the remaining amount was payable to others with dividend equivalent rights and phantom equity units (see Note 9) as of December 31, 2016. Additionally, on February 22, 2017, the Company declared a dividend of $28.85 (unaudited) per share (representing an aggregate obligation of $165 million (unaudited), of which $154 million (unaudited) was distributed to common stockholders and those with other participating rights and the remaining amount was payable to others with dividend equivalent rights and phantom equity units (see Note 9) as of March 31, 2017.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

14. Net Income per Share

Basic and diluted earnings per share are computed pursuant to the two-class method. Under the two-class method, the Company attributes net income to common stock and other participating rights. Basic net income per share is calculated by taking net income, less earnings allocated to participating rights, divided by the basic weighted-average common stock outstanding. Diluted net income per share is calculated using the more dilutive of the treasury-stock method and the two-class method. The following table sets forth the computation of net income per share on a basic and diluted basis pursuant to the two-class method for the periods indicated (in millions, except for share and per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)

Basic:
Net income	$140	$146	$200	$30	$—
Less: net income attributable to participating rights	(4)	(6)	(8)	(1)	(3)

Net income (loss) attributable to common stockholders	$136	$140	$192	$29	$(3)

Weighted-average common shares outstanding, basic	5,203,058	5,247,477	5,236,978	5,243,374	5,236,301

Net income (loss) per share, basic	$26.12	$26.60	$36.76	$5.59	$(0.65)

Diluted:
Net income	$140	$146	$200	$30	$—
Less: net income attributable to participating rights	(4)	(6)	(8)	(1)	(3)

Net income (loss) attributable to common stockholders	$136	$140	$192	$29	(3)

Weighted-average common shares outstanding, basic	5,203,058	5,247,477	5,236,978	5,243,374	5,236,301
Effect of dilutive potential common shares	74,976	93,572	78,675	105,404	—

Weighted-average common shares outstanding, diluted	5,278,034	5,341,049	5,315,653	5,348,778	5,236,301

Net income (loss) per share, diluted	$25.75	$26.15	$36.23	$5.48	$(0.65)

Approximately 262,856 shares (unaudited), 49,250 shares (unaudited) and 51,450 shares were excluded from the computation of diluted shares for the three months ended March 31, 2017 and 2016 and for the year ended December 31, 2016, respectively, as their impact would have been anti-dilutive. There were no shares excluded from the computation of diluted shares for the years ended December 31, 2015 and 2014.

Unaudited Pro Forma Earnings Per Share

Immediately prior to the consummation of the Company’s IPO, the Company intends to pay a dividend of $             per share (representing an aggregate distribution of $            ). Investors in the IPO will not be entitled to participate in such dividend.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

Staff Accounting Bulletin Topic 1.B.3 requires that pro forma basic and diluted earnings per share be presented giving effect to the number of shares whose proceeds would be used to replace capital when dividends exceed current year earnings. The pro forma as adjusted earnings per share and pro forma as adjusted equivalent shares give effect to the deemed issuance of the number of shares that would be required to generate net proceeds sufficient to make the dividend payment of $             million in the aggregate to our pre-IPO stockholders. The number of incremental shares that would be required to be issued to pay the dividend is based on the assumed IPO price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and estimated offering expenses payable by us, resulting in net proceeds of $             per share.

The following is a computation of pro forma basic and diluted earnings per share for the three months ended March 31, 2017 (in millions, except share and per share data):

Net income (loss) as reported (unaudited)		$—

Weighted average outstanding shares of common stock (unaudited)

Additional pro forma shares required to be issued in offering necessary to pay dividend (unaudited)

Basic shares:
Weighted-average shares used to compute basic pro forma net income per share (unaudited)

Diluted shares:
Weighted-average shares used to compute diluted pro forma net income per share (unaudited)

Pro forma net income per share attributable to common stockholders:
Basic (unaudited)	$

Diluted (unaudited)	$

15. Income Taxes

The components of income tax expense are as follows (in millions):

	Year Ended December 31,
	2014	2015	2016
Current:
Federal	$56	$63	$131
State and local	6	5	8

Current income tax expense	62	68	139
Deferred:
Federal	20	13	(22)
State and local	2	1	(1)

Deferred income tax (benefit) expense	22	14	(23)

Total income tax expense	$84	$82	$116

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

The income tax provision differs from that computed at the federal statutory corporate tax rate are as follows:

	Year Ended December 31,
	2014	2015	2016
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.5	2.2	1.7
Other	—	(1.0)	(0.1)

Total income tax expense	37.5%	36.2%	36.6%

The Company paid income taxes of $101 million, $101 million and $64 million in the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s tax rate can vary depending on recurring items such as the amount of income it earns in each state and the state tax rate applicable to such income.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement and income tax purposes. The following table shows the components of the Company’s deferred tax assets and liabilities as of December 31 (in millions):

	As of December 31,
	2015	2016
Deferred tax assets:
Nondeductible accruals	$43	$54
Deferred revenue	15	16
Leasehold interests	12	6
Other	4	1
Unrealized losses on fuel derivatives	6	—

Deferred tax assets	80	77

Deferred tax liabilities:
Property and equipment	(72)	(58)
Maintenance deposits	(19)	(19)
Intangibles	(14)	(13)
Other	(3)	(1)

Deferred tax liabilities	(108)	(91)

Net deferred tax liabilities	$(28)	$(14)

The amount of unrecognized tax benefit at December 31, 2016 and 2015 is $0 and $3 million, respectively. The Company estimates that the unrecognized tax benefit will not change significantly within the next 12 months. The Company accrues interest related to unrecognized tax benefits in its provision for income taxes, and any associated penalties are recorded in other operating expenses. Interest and penalties are not material in any period presented.

The Company files consolidated tax returns in the United States as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s tax years from 2013 are still subject to examination in the United States due to net operating loss carryovers generated in such years which were retained by Republic. The 2014 tax year is currently under a routine audit by the IRS that was initiated in 2017. In addition, the 2015 tax year is open for examination. Various state and foreign jurisdiction tax years remain open to examination, and the Company believes that the effect of any additional assessment(s) will be immaterial to the financial statements.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

16. Fair Value

Under ASC 820, Fair Value Measurements and Disclosures, disclosures relating to how fair value is determined for assets and liabilities are required, and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes several valuation techniques in order to assess the fair value of the Company’s financial assets and liabilities.

Cash and cash equivalents and restricted cash

Cash and cash equivalents at March 31, 2017 (unaudited), and December 31, 2016 and 2015 are comprised of liquid money market funds, time deposits and cash, and are categorized as Level 1 instruments. The Company maintains cash with various high-quality financial institutions. Within restricted cash the Company also maintains certificates of deposit that secure certain letters of credit issued for workers’ compensation claim reserves and certain airport authorities. Restricted cash is carried at cost, which management believes approximates fair value.

Fuel Derivative Instruments

Option contracts are valued under an income approach using option pricing models based on data either readily observable in public markets, derived from public markets or provided by counterparties who regularly trade in public markets; therefore, they are classified as Level 2 inputs. Volatilities used in these valuations ranged from 25% to 48% depending on the maturity dates, underlying commodities and strike prices of the option contracts.

Pilot Phantom Equity

The estimated fair value of the pilot phantom stock unit liability, described in Note 9, has been determined to be Level 3 as certain inputs used to determine the fair value of FGHI are unobservable.

Debt

The estimated fair value of the Company’s debt agreements has been determined to be Level 3, as certain inputs used to determine the fair value of these agreements are unobservable. The Company utilizes a discounted cash flow method to estimate the fair value of the Level 3 long-term debt.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the Company’s debt are as follows (in millions):

	As of December 31, 2015		As of December 31, 2016		As of March 31, 2017
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Fair Value Level Hierarchy
					(unaudited)	(unaudited)
Secured debt:
Pre-delivery credit facility	$115	$114	$143	$140	$133	$129	Level 3
Floating rate equipment notes	64	61	52	51	49	49	Level 3
Fixed rate equipment note	8	9	7	7	7	7	Level 3
Unsecured debt:
Affinity card advance	39	35	39	38	39	39	Level 3

Total debt	$226	$219	$241	$236	$228	$224

The table below presents disclosures about the fair value of assets and liabilities measured at fair value on a recurring basis in the Company’s financial statements (in millions):

	Fair Value Measurements as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$419	$419	$—	$—
Restricted cash	6	6	—	—
Fuel derivative option contracts	4	—	4	—
Pilot phantom stock unit liability	(51)	—	—	(51)

	Fair Value Measurements as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$612	$612	$—	$—
Restricted cash	6	6	—	—
Fuel derivative option contracts	15	—	15	—
Pilot phantom stock unit liability	(91)	—	—	(91)

	Fair Value Measurements as of March 31, 2017 (unaudited)
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$535	$535	$—	$—
Restricted cash	6	6	—	—
Fuel derivative option contracts	10	—	10	—
Pilot phantom stock unit liability	(109)	—	—	(109)

The Company had no transfers of assets or liabilities between any of the above levels during the three months ended March 31, 2017 (unaudited), and the years ended December 31, 2016 and 2015.

FRONTIER GROUP HOLDINGS, INC.

Notes to Consolidated Financial Statements

17. Geographic Information

The Company is managed as a single business unit that provides air transportation for passengers. Operating revenue by principal geographic region (as defined by the U.S. Department of Transportation) is presented in the table below (in millions):

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
				(unaudited)	(unaudited)
Domestic	$1,438	$1,480	$1,650	$349	$410
Latin America	155	124	64	19	20

Total operating revenues	$1,593	$1,604	$1,714	$368	$430

The Company’s tangible assets consist primarily of flight equipment, which are mobile across geographic markets and, therefore, have not been allocated.

18. Related Parties

The Company pays a quarterly fee to Indigo Partners for management services. Indigo Partners manages an investment fund that is the controlling stockholder in FGHI. During each 2016, 2015 and 2014, $1.5 million was paid in management fees. During the three months ended March 31, 2017, $375,000 (unaudited) was paid in management fees. During the first half of 2014, the Company repaid in full the principal on a short-term working capital note payable from an investment fund managed by Indigo Partners totaling $18 million.

             Shares

Common Stock

Citigroup

Deutsche Bank Securities

Evercore ISI

J.P. Morgan

BofA Merrill Lynch

Barclays

Cowen and Company

Credit Suisse

Goldman Sachs & Co. LLC

Raymond James

UBS Investment Bank

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Frontier Group Holdings, Inc.

Item	Amount
SEC Registration fee		$11,590
FINRA filing fee		15,500
Initial NASDAQ Stock Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Frontier Group Holdings, Inc., Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering compels indemnification of our directors and officers and permits indemnification of our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect immediately prior to the consummation of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 8 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we granted equity awards for an aggregate of 467,477 shares of our common stock to employees and directors under our 2014 Equity Incentive Plan, which includes 127,956 shares that were subsequently forfeited and 37,334 shares that were subsequently repurchased.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statements

See the Exhibit Index beginning on page II-5, which follows the signature pages hereof and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 12th day of June, 2017.

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry L. Biffle
Barry L. Biffle President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Signature	Title	Date

/s/ Barry L. Biffle Barry L. Biffle	President and Chief Executive Officer (principal executive officer)	June 12, 2017

/s/ James G. Dempsey James G. Dempsey	Chief Financial Officer (principal financial officer)	June 12, 2017

* Mark C. Mitchell	Chief Accounting Officer (principal accounting officer)	June 12, 2017

* William A. Franke	Director (Chairman of the Board)	June 12, 2017

* Josh T. Connor	Director	June 12, 2017

* Brian H. Franke	Director	June 12, 2017

* Robert J. Genise	Director	June 12, 2017

* Bernard L. Han	Director	June 12, 2017

C.A. Howlett	Director	June 12, 2017

* Michael R. MacDonald	Director	June 12, 2017

Signature	Title	Date

* Patricia Salas Pineda	Director	June 12, 2017

* John R. Wilson	Director	June 12, 2017

*By:	/s/ Barry L. Biffle
Barry L. Biffle
Attorney-in-Fact

EXHIBIT INDEX

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
1.1	Form of Underwriting Agreement.				X

3.1(a)	Amended and Restated Certificate of Incorporation, currently in effect.	S-1	3/31/2017	3.1(a)

3.1(b)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation.	S-1	3/31/2017	3.1(b)

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.				X

3.3	Amended and Restated Bylaws, currently in effect.	S-1	3/31/2017	3.3

3.4	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.				X

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2	Form of Common Stock Certificate.				X

4.3	Registration Rights Agreement, to be in effect immediately prior to the consummation of this offering, by and among Frontier Group Holdings, Inc. and Indigo Frontier Holdings Company, LLC.				X

5.1*	Opinion of Latham & Watkins LLP.

10.1(a)†	Airport Use and Lease Agreement, dated as of January 1, 2012, by and between Frontier Airlines, Inc. and the City and County of Denver.	S-1/A	5/9/2017	10.1(a)

10.1(b)†	First Amendment to the Airport Use and Lease Agreement, dated as of July 1, 2015, by and between Frontier Airlines, Inc. and the City and County of Denver.	S-1/A	5/9/2017	10.1(b)

10.1(c)†	Second Amendment to the Airport Use and Lease Agreement, dated as of December 22, 2016, by and between Frontier Airlines, Inc. and the City and County of Denver.	S-1/A	5/9/2017	10.1(c)

10.1(d)†	Letter of Agreement, dated as of May 5, 2015, by and between Frontier Airlines, Inc. and the City and County of Denver.	S-1/A	5/9/2017	10.1(d)

10.2(a)#	2014 Equity Incentive Plan.	S-1	3/31/2017	10.2(a)

10.2(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Equity Incentive Annual Plan.	S-1	3/31/2017	10.2(b)

10.2(c)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement for Non-Employee Directors.	S-1	3/31/2017	10.2(c)

10.3(a)#	2017 Equity Incentive Award Plan.				X

10.3(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Equity Incentive Annual Plan.				X

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.3(c)#	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2017 Equity Incentive Annual Plan.				X

10.4#	Form of Indemnification Agreement for directors and officers.	S-1	3/31/2017	10.4

10.5#	Employment Agreement, dated as of March 15, 2016, by and between Frontier Airlines, Inc. and Barry L. Biffle.	S-1	3/31/2017	10.5

10.6#	Amended and Restated Employment Agreement, dated as of April 13, 2017, by and between Frontier Airlines, Inc. and James G. Dempsey.	S-1/A	5/9/2017	10.6

10.7#	Amended and Restated Employment Letter, dated as of May 9, 2017, by and between Frontier Airlines, Inc. and James E. Nides.				X

10.8#	Employment Letter, dated as of June 30, 2014, by and between Frontier Airlines, Inc. and Howard M. Diamond.	S-1	3/31/2017	10.8

10.9#	Employment Letter, dated as of September 2, 2015, by and between Frontier Airlines, Inc. and Mark C. Mitchell.	S-1	3/31/2017	10.9

10.10(a)#	Employment Agreement, dated as of June 25, 2012, by and between Frontier Airlines, Inc. and Daniel M. Shurz.	S-1	3/31/2017	10.10(a)

10.10(b)#	Amendment to Employment Agreement, dated as of September 13, 2013, by and between Frontier Airlines, Inc. and Daniel M. Shurz.	S-1	3/31/2017	10.10(b)

10.11#	Non-Employee Director Compensation Program.				X

10.12#	Amended and Restated Phantom Equity Investment Agreement, dated as of December 3, 2013, by and among, Frontier Airlines, Inc., Falcon Acquisition Group, Inc. and FAPAInvest, LLC.	S-1	3/31/2017	10.12

10.13#	Professional Services Agreement, dated December 3, 2013, by and among Indigo Partners LLC, Frontier Airlines Holdings, Inc. and Frontier Airlines, Inc.	S-1	3/31/2017	10.13

10.14#	Subscription Agreement, dated as of December 3, 2013, by and between, Falcon Acquisition Group, Inc. and Indigo Frontier Holdings Company, LLC.	S-1	3/31/2017	10.14

10.15(a)†	Airbus A320 Family Aircraft Purchase Agreement, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.				X

10.15(b)†	Letter Agreement No. 1, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(b)

10.15(c)†	Letter Agreement No. 2, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(c)

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.15(d)†	Letter Agreement No. 3, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(d)

10.15(e)†	Letter Agreement No. 4, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(e)

10.15(f)†	Letter Agreement No. 5, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(f)

10.15(g)†	Letter Agreement No. 6A, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(g)

10.15(h)†	Letter Agreement No. 6B, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(h)

10.15(i)†	Letter Agreement No. 7, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(i)

10.15(j)†	Letter Agreement No. 8, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(j)

10.15(k)†	Letter Agreement No. 9, dated as of September 30, 2011, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(k)

10.15(l)†	Amendment No. 1 to Airbus A320 Family Aircraft Purchase Agreement, dated as of January 10, 2013, by and between Airbus S.A.S. and Republic Airways Holdings Inc.	S-1/A	5/23/2017	10.15(l)

10.15(m)†	Amendment No. 2 to Airbus A320 Family Aircraft Purchase Agreement, dated as of December 3, 2013, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.15(m)

10.15(n)†	Amendment No. 3 to Airbus A320 Family Aircraft Purchase Agreement, dated as of September 30, 2011, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.15(n)

10.16(a)†	Airbus A321 Aircraft Purchase Agreement, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(a)

10.16(b)†	Letter Agreement No. 1, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(b)

10.16(c)†	Letter Agreement No. 2, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(c)

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.16(d)†	Letter Agreement No. 3, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(d)

10.16(e)†	Letter Agreement No. 4, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(e)

10.16(f)†	Letter Agreement No. 5, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(f)

10.16(g)†	Letter Agreement No. 6A, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(g)

10.16(h)†	Letter Agreement No. 6B, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(h)

10.16(i)†	Letter Agreement No. 7, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(i)

10.16(j)†	Letter Agreement No. 8, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(j)

10.16(k)†	Letter Agreement No. 9, dated as of October 31, 2014, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(k)

10.16(l)†	Amendment No. 1 to Airbus A321 Aircraft Purchase Agreement, dated as of May 18, 2015, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(l)

10.16(m)†	Amended and Restated Letter Agreement No. 2, dated as of May 18, 2015, by and between Airbus S.A.S. and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.16(m)

10.17(a)†	Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of March 12, 2003, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/26/2017	10.17(a)

10.17(b)†	First Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of March 12, 2003, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/26/2017	10.17(b)

10.17(c)†	Second Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of April 1, 2005, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/9/2017	10.17(c)

10.17(d)†	Third Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of March 27, 2006, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/9/2017	10.17(d)

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.17(e)†	Fourth Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of May 8, 2007, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/26/2017	10.17(e)

10.17(f)†	Fifth Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of May 25, 2007, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/9/2017	10.17(f)

10.17(g)†	Sixth Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of September 9, 2009, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/26/2017	10.17(g)

10.17(h)†	Seventh Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of July 23, 2010, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/9/2017	10.17(h)

10.17(i)†	Eighth Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of October 29, 2010, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/9/2017	10.17(i)

10.17(j)†	Ninth Amendment to the Frontier Airlines, Inc. Credit Card Affinity Agreement, dated as of November 5, 2013, by and between Frontier Airlines, Inc. and Barclays Bank Delaware, formerly known as Juniper Bank.	S-1/A	5/26/2017	10.17(j)

10.17(k)†	Tenth Amendment to the Frontier Airlines, Inc. Credit Card Agreement, dated as of June 18, 2015, by and between Frontier Airlines, Inc. and Barclays Bank, formerly known as Jupiter Bank.	S-1/A	5/9/2017	10.17(k)

10.18(a)†	General Terms Agreement No. 6-13616, dated as of June 30, 2000, by and between Frontier Airlines, Inc., CFM International, Inc. and Societe Nationale D’Etude et de Construction de Monteurs d’Aviation.	S-1/A	5/9/2017	10.18(a)

10.18(b)†	Letter Agreement No. 1, dated as of June 30, 2000, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/26/2017	10.18(b)

10.18(c)†	Letter Agreement No. 2, dated as of November 20, 2002, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(c)

10.18(d)†	Letter Agreement No. 3, dated as of August 1, 2003, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(d)

10.18(e)†	Letter Agreement No. 4, dated as of March 26, 2004, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(e)

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.18(f)†	Letter Agreement No. 5, dated as of April 11, 2006, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(f)

10.18(g)	Amendment No. 1 to GTA 6-13616, dated as of June 6, 2009, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(g)

10.18(h)†	Letter Agreement No. 7, dated as of October 25, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(h)

10.18(i)†	Letter Agreement No. 8, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.18(i)

10.19(a)†	General Terms Agreement No. CFM-1 1-2576101711, dated as of October 17, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.19(a)

10.19(b)†	Letter Agreement No. 1 to General Terms Agreement No. CFM-1 1-2576101711, dated as of October 26, 2011, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.19(b)

10.19(c)†	Amendment No. 1 to Letter Agreement No. 1, dated as of December 23, 2014, by and between Frontier Airlines, Inc. and CFM International, Inc.	S-1/A	5/9/2017	10.19(c)

10.20(a)†	Agreement on Technical Services for A320 Family Aircraft, dated as of November 5, 2014, by and between Frontier Airlines, Inc. and Lufthansa Technik AG.	S-1/A	5/26/2017	10.20(a)

10.20(b)†	Total Component Support Attachment, dated as of November 5, 2014, by and between Frontier Airlines, Inc. and Lufthansa Technik AG.	S-1/A	5/9/2017	10.20(b)

10.20(c)†	Attachment on Aircraft Production Inspection, dated as of April 30, 2015, by and between Frontier Airlines, Inc. and Lufthansa Technik AG.	S-1/A	5/26/2017	10.20(c)

10.21†	Purchase Terms Agreement (Material-Single Event), dated as of November 5, 2014, by and between Frontier Airlines, Inc. and Lufthansa Technik AG.	S-1/A	5/9/2017	10.21

10.22(a)†	Navitaire Hosted Services Agreement, dated as of June 20, 2014, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1/A	5/26/2017	10.22(a)

10.22(b)†	Amendment No. 1 to Navitaire Hosted Services Agreement, dated as of March 1, 2015, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1/A	5/9/2017	10.22(b)

10.22(c)†	Amendment No. 2 to Navitaire Hosted Services Agreement, dated as of April 10, 2015, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1/A	5/9/2017	10.22(c)

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.22(d)†	Amendment No. 3 to Navitaire Hosted Services Agreement, dated as of January 1, 2016, by and between Frontier Airlines, Inc. and Navitaire LLC.	S-1/A	5/9/2017	10.22(d)

10.23†	Second Amended and Restated Credit Agreement, dated as of December 16, 2016, by and among Vertical Horizons, Ltd., Citibank, N.A., Citigroup Global Markets, Inc., Bank of Utah and each lender identified on Schedule I thereto.				X

10.24†	Second Amended and Restated Mortgage and Security Agreement, dated as of December 16, 2016, by and among Vertical Horizons, Ltd., Citibank, N.A. and Bank of Utah.	S-1/A	5/23/2017	10.24

10.25	Second Amended and Restated Guarantee, dated as of December 16, 2016, by Frontier Airlines, Inc. in favor of Bank of Utah.	S-1/A	5/23/2017	10.25

10.26†	Second Amended and Restated Guarantee, dated as of December 16, 2016, by Frontier Airlines Holdings, Inc. in favor of Bank of Utah.	S-1/A	5/23/2017	10.26

10.27(a)†	Step-In Agreement, dated as of December 23, 2014, by and among Vertical Horizons, Ltd., Bank of Utah and Airbus S.A.S.	S-1/A	5/23/2017	10.27(a)

10.27(b)†	Letter Agreement to the Step-In Agreement and the Assigned A321 Purchase Agreement, dated as of May 18, 2015, by and among Vertical Horizons, Ltd., Frontier Airlines, Inc., Bank of Utah and Airbus S.A.S.	S-1/A	5/23/2017	10.27(b)

10.27(c)†	Amendment Agreement to Step-In Agreement and the Assigned Purchase Agreements, dated as of August 11, 2015, by and among Vertical Horizons, Ltd., Bank of Utah and Airbus S.A.S.	S-1/A	5/23/2017	10.27(c)

10.27(d)†	Amendment Agreement No. 3 to Step-In Agreement and the Assigned Purchase Agreements, dated as of December 16, 2016, by and among Vertical Horizons, Ltd., Bank of Utah and Airbus S.A.S.	S-1/A	5/23/2017	10.27(d)

10.28(a)†	Purchase Agreements Assignment and Assumption Agreement, dated as of December 23, 2014, by and among Vertical Horizons, Ltd., Frontier Airlines, Inc. and Airbus S.A.S.	S-1/A	5/23/2017	10.28(a)

10.28(b)†	Amendment Agreement to Assignment and Assumption Agreement, dated as of August 11, 2015, by and among Vertical Horizons, Ltd., Frontier Airlines, Inc. and Airbus S.A.S.	S-1/A	5/23/2017	10.28(b)

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.28(c)†	Amendment Agreement No. 3 to Assignment and Assumption Agreement, dated as of December 16, 2016, by and among Vertical Horizons, Ltd., Frontier Airlines, Inc. and Airbus S.A.S.	S-1/A	5/23/2017	10.28(c)

10.29†	Second Amended and Restated CFMI Engine Benefits Agreement, dated as of December 16, 2016, by and among Vertical Horizons, Ltd., CFM International, Inc., Bank of Utah and Frontier Airlines, Inc.	S-1/A	5/23/2017	10.29

10.30(a)†	Amended and Restated Signatory Agreement (U.S. Visa and MasterCard Transactions), dated as of November 5, 2013, by and among Frontier Airlines Holdings Inc., Frontier Airlines, Inc. and U.S. Bank National Association.				X

10.30(b)†	First Omnibus Amendment to Signatory Agreements, dated as of March 1, 2016, by and among Frontier Airlines Holdings, Inc., Frontier Airlines, Inc. and U.S. Bank National Association.				X

14.1	Code of Ethics				X

21.1	List of subsidiaries	S-1	3/31/2017	21.1

23.1	Consent of independent registered public accounting firm.				X

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney.	S-1	3/31/2017	24.1

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.